Schwab Money Funds

Semiannual Report
June 30, 2004

Schwab Money Market Fund™

Schwab Government
Money Fund™

Schwab U.S. Treasury
Money Fund™

Schwab Value Advantage
Money Fund®

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I founded Schwab 30 years ago, our goal was to offer investors the highest quality brokerage services at the lowest possible price.

As the company evolved and our client base grew, we continued to offer products and services that were aligned with this vision. Whether it was on-line trading, a mutual fund super-market, or specific funds that take advantage of new tax laws, we have a history of offering innovative products and services that are based on your investment needs.

Today, we continue to build on this heritage. More specifically, as we conceptualize, develop and analyze new products, we consistently question how our shareholders will benefit. We also research the ways in which the products are delivered, so we can continue to provide the products and services that will help you meet your financial goals. On the next page, Randy Merk, president of SchwabFunds®, elaborates on how some products may help to reduce your fund expenses.

On behalf of SchwabFunds®, I thank you for investing with us, and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab

Management's Discussion for the six months ended June 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

To elaborate on Chuck Schwab's letter on the previous page, we not only listen to our shareholders' requests, we also try to anticipate your investing needs. Because we know that fees and expenses can reduce your mutual fund returns, we consistently look for ways that we can offer you a better value.

One way we can help you is by offering lower-priced share classes for some of the more popular SchwabFunds. Select Shares® and Value Advantage Shares™ are share classes that offer lower expense levels in exchange for higher investment minimums. I like to compare it to buying name-brand products in bulk from a warehouse-type store, rather than purchasing smaller quantities from the corner market. It's the same product but is less expensive when you can buy in bulk.

Our Value Advantage Shares, for example, are available for many of our money funds if you initially invest $25,000 or more. The expense levels on these types of shares can be lower than what the Sweep Shares for the same fund carry.

This is why I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, as well as which of our stock and bond funds offer Select Shares, our investment consultants are available to assist you.

Thank you for investing with us.

Sincerely,

Randall W. Merk



Linda Klingman, a vice president
of the investment adviser and senior
portfolio manager, has overall
responsibility for the management
of the Money Market and Value
Advantage Money funds. She
joined the firm in 1990 and has
managed money market funds
since 1988.

Mike Neitzke, a portfolio manager,
has day-to-day responsibility for
management of the Money Market
and Value Advantage Money funds.
Prior to joining the firm in March
2001, he worked for more than 15
years in the financial services
industry as a portfolio manager.



Karen Wiggan, a vice president of
the investment adviser and senior
portfolio manager, has been responsible for day-to-day management
of the Government Money and U.S.
Treasury Money funds since 1999.
She joined the firm in 1987 and
has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Funds

**The encouraging economic climate that was reported in late 2003
continued to improve into 2004.** Businesses added to their inventories,
factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause
in the upward trend in consumer confidence. Mortgage refinancing
activity, while still significant, waned as mortgage rates inched slightly
upward. The only big piece missing was job growth, which remained
sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the
Fed) elected to hold the Fed funds rate at a 45-year low in March to
provide liquidity necessary to maintain economic growth. Job growth
picked up strongly in March and continued into the second quarter.
With the economic recovery now broad-based, investors, who only a
year ago feared deflation, now started to worry about inflation.

Inflationary concerns were based on surging oil prices, which hit a 13-year
high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in
broad measures of inflation. Labor costs also were beginning to rise.

Most market watchers expected the Fed to raise interest rates, and it
did at the end of June. At that time the Federal Open Market Committee
increased the Fed funds target 0.25% to 1.25%, the first rate hike since
May 2000, when the Fed funds target was raised to 6.50%. In anticipation
of higher rates, the money market yield curve in the second quarter was
the steepest that it's been in 10 years.

**In this rate environment, we increased the funds' holdings of variable-rate
securities.** The interest rates on these types of securities reset frequently,
providing us the opportunity to capture a rise in market rates. We also
shortened the weighted average maturity to position the funds for higher
interest rates, a strategy that was fairly common among our peers.

Nothing in this report represents a recommendation of a security by the investment adviser.
Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 6/30/04

Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Money Market Fund	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund		
				Investor Shares	Select Shares	Institutional Shares
Seven-Day Yield[1]	0.49%	0.43%	0.42%	0.78%	0.88%	0.99%
Seven-Day Yield–No Waiver[2]	0.45%	0.35%	0.25%	0.66%	0.66%	0.66%
Seven-Day Effective Yield[1]	0.49%	0.43%	0.42%	0.78%	0.88%	0.99%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Money Market Fund	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund
Weighted Average Maturity	51 days	50 days	61 days	51 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Schwab Money Market Fund™

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.01	0.04	0.06	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.01)	(0.04)	(0.06)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.19[2]	0.50	1.23	3.73	5.84	4.64
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.75[3]	0.75	0.75	0.75	0.76[4]	0.75
Gross operating expenses	0.78[3]	0.78	0.78	0.79	0.81	0.84
Net investment income	0.38[3]	0.50	1.22	3.63	5.70	4.56
Net assets, end of period ($ x 1,000,000)	47,953	49,079	51,063	49,116	41,823	36,099

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
73.2%	Fixed-Rate Obligations	35,103,130	35,103,130
1.2%	U.S. Government Securities	590,000	590,000
14.5%	Variable-Rate Obligations	6,938,774	6,938,774
11.0%	Other Investments	5,263,740	5,263,740
99.9%	Total Investments	47,895,644	47,895,644
0.1%	Other Assets and Liabilities		57,742
100.0%	Total Net Assets		47,953,386

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Fixed-Rate Obligations 73.2% of net assets

Commercial Paper & Other Corporate Obligations 39.8%

AB Spintab

1.06%, 07/02/04	95,000	94,997
1.04%, 07/07/04	50,000	49,991

Alliance & Leicester, PLC, Section 4(2) / 144A

1.09%, 07/22/04	10,000	9,994
1.25%, 08/19/04	50,000	49,915
1.51%, 09/24/04	60,000	59,787

◆✚ Alpine Securitization Corp., Section 4(2) / 144A

1.20%, 08/02/04	17,000	16,982

◆ Amstel Funding Corp., Section 4(2) / 144A

1.20%, 08/16/04	100,000	99,847
1.23%, 08/16/04	43,903	43,834

◆✚ Amsterdam Funding Corp., Section 4(2) / 144A

1.08%, 07/06/04	70,000	69,990
1.21%, 07/28/04	25,000	24,977
1.25%, 07/29/04	150,000	149,854

◆✚ Aquinas Funding, L.L.C., Section 4(2) / 144A

1.18%, 08/10/04	50,000	49,934
1.25%, 08/23/04	50,000	49,908
1.40%, 09/08/04	60,000	59,840
1.51%, 09/15/04	30,000	29,905

◆✚ ASAP Funding, Ltd., Section 4(2) / 144A

1.11%, 07/01/04	22,502	22,502
1.16%, 07/08/04	30,000	29,993
1.16%, 07/12/04	100,000	99,965
1.17%, 07/15/04	50,000	49,977
1.15%, 07/21/04	52,000	51,967
1.15%, 07/23/04	48,000	47,966
1.27%, 07/28/04	48,000	47,954
1.27%, 07/30/04	16,000	15,984

◆✚ Atlantic Asset Securitization Corp., Section 4(2) / 144A

1.05%, 07/01/04	14,394	14,394
1.26%, 07/26/04	18,000	17,984
1.50%, 09/20/04	40,000	39,865

◆ Atlantis One Funding Corp., Section 4(2) / 144A

1.05%, 07/07/04	49,000	48,991
1.05%, 07/23/04	11,000	10,993
1.22%, 08/02/04	111,210	111,089
1.22%, 08/17/04	229,406	229,041
1.36%, 08/19/04	62,216	62,101

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.27%, 09/01/04	63,229	63,091
1.50%, 09/02/04	16,500	16,457
1.48%, 09/17/04	216,511	215,821
1.08%, 09/20/04	100,000	99,759
1.08%, 09/21/04	11,185	11,158
1.08%, 09/22/04	120,000	119,704
1.09%, 09/23/04	20,000	19,950
Bank of America Corp.		
1.06%, 07/07/04	425,000	424,925
1.06%, 07/08/04	120,000	119,975
Bank of Ireland, Section 4(2) / 144A		
1.26%, 08/10/04	19,000	18,973
◆+ **Barton Capital Corp., Section 4(2) / 144A**		
1.10%, 07/19/04	59,728	59,695
1.10%, 07/20/04	50,107	50,078
1.11%, 07/20/04	21,000	20,988
1.10%, 07/23/04	68,551	68,505
1.25%, 08/24/04	12,492	12,469
Bear Stearns Companies, Inc.		
1.04%, 07/09/04	50,000	49,988
1.05%, 07/14/04	50,000	49,981
1.04%, 07/21/04	200,000	199,884
◆+ **Beta Finance, Inc., Section 3c7 / 144A**		
1.05%, 07/01/04	38,000	38,000
1.13%, 07/19/04	58,000	57,967
1.25%, 07/29/04	70,000	69,932
1.23%, 08/16/04	39,000	38,939
1.50%, 09/20/04	37,000	36,876
1.50%, 09/23/04	16,000	15,944
◆ **CC (USA), Inc., Section 3c7 / 144A**		
1.05%, 07/01/04	20,000	20,000
1.05%, 07/15/04	43,000	42,982
1.24%, 08/09/04	60,000	60,000
1.10%, 08/23/04	24,500	24,461
1.24%, 08/25/04	48,975	48,882
1.24%, 08/26/04	56,025	55,917
1.27%, 09/01/04	22,000	21,952
1.51%, 09/15/04	51,000	50,839
1.51%, 09/24/04	22,000	21,922
1.52%, 09/27/04	20,000	19,926
1.58%, 10/01/04	10,000	9,960
1.58%, 11/17/04	50,000	49,985
Citicorp		
1.15%, 07/09/04	95,000	94,976
1.15%, 07/14/04	140,000	139,942
1.34%, 08/03/04	50,000	49,939

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.30%, 08/10/04	14,000	13,980
Citigroup Global Markets Holdings, Inc.		
1.04%, 07/09/04	136,000	135,969
1.04%, 07/15/04	100,000	99,960
1.09%, 07/16/04	216,000	215,902
1.10%, 07/21/04	60,000	59,963
1.10%, 07/27/04	138,000	137,890
1.10%, 07/28/04	190,000	189,843
◆+ **Clipper Receivables Corp., Section 4(2) / 144A**		
1.07%, 07/06/04	60,000	59,991
1.11%, 07/12/04	55,000	54,981
1.11%, 07/14/04	100,000	99,960
1.10%, 07/21/04	50,000	49,969
◆+ **Concord Minutemen Capital Co., Section 3c7 / 144A**		
Series A		
1.08%, 07/07/04	30,000	29,995
1.08%, 07/08/04	24,000	23,995
1.11%, 07/13/04	20,000	19,993
1.09%, 08/10/04	6,000	5,993
1.11%, 08/10/04	52,214	52,150
1.22%, 08/16/04	99,000	98,846
1.20%, 08/17/04	48,000	47,925
1.20%, 08/18/04	100,477	100,316
1.24%, 08/18/04	25,127	25,085
1.51%, 09/22/04	27,530	27,435
1.57%, 10/04/04	73,000	72,699
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
1.15%, 07/08/04	120,000	119,973
1.08%, 07/09/04	15,041	15,037
1.07%, 08/04/04	21,300	21,279
1.25%, 08/17/04	100,300	100,136
1.28%, 08/17/04	132,381	132,160
1.10%, 10/08/04	10,000	9,970
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
1.10%, 07/08/04	90,000	89,981
1.09%, 07/09/04	149,000	148,964
1.10%, 07/12/04	25,000	24,992
1.10%, 07/13/04	259,000	258,905
1.11%, 07/15/04	118,000	117,949
1.28%, 07/28/04	100,000	99,904
1.28%, 07/30/04	93,000	92,904
1.30%, 08/03/04	100,000	99,881
1.24%, 08/09/04	59,000	58,921
1.30%, 09/02/04	25,000	24,943
1.52%, 09/21/04	93,000	92,680
1.54%, 09/27/04	90,000	89,663

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Danske Corp.		
1.10%, 09/01/04	100,000	99,812
1.08%, 09/28/04	36,075	35,980
DnB NOR Bank ASA		
1.05%, 07/06/04	19,200	19,197
1.24%, 08/30/04	60,000	59,876
◆ Dorada Finance, Inc., Section 3c7 / 144A		
1.05%, 07/01/04	20,000	20,000
1.05%, 07/15/04	39,000	38,984
1.23%, 08/16/04	83,000	82,870
1.25%, 08/26/04	44,500	44,413
1.25%, 08/27/04	41,000	40,919
1.29%, 09/02/04	30,000	29,932
◆+ Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A		
1.13%, 07/22/04	100,000	99,934
1.22%, 08/05/04	74,000	73,912
1.29%, 09/02/04	150,000	149,661
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
1.12%, 07/19/04	22,000	21,988
1.34%, 08/05/04	20,000	19,974
1.18%, 08/11/04	25,000	24,966
1.18%, 08/12/04	25,000	24,966
1.38%, 08/26/04	40,000	39,914
1.37%, 08/27/04	50,000	49,892
1.27%, 09/02/04	12,000	11,973
1.49%, 09/07/04	8,000	7,978
1.50%, 09/20/04	50,000	49,832
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
1.07%, 07/02/04	36,978	36,977
1.15%, 07/13/04	40,000	39,985
1.05%, 07/22/04	7,900	7,895
1.09%, 09/22/04	35,627	35,538
1.54%, 09/23/04	7,618	7,591
1.10%, 09/29/04	11,000	10,970
1.90%, 12/30/04	8,000	7,924
◆+ Falcon Asset Securitization Corp., Section 4(2) / 144A		
1.32%, 07/30/04	56,000	55,940
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
1.07%, 07/13/04	20,000	19,993
1.10%, 07/13/04	70,000	69,974
1.15%, 07/22/04	50,000	49,966
1.15%, 07/23/04	30,000	29,979
1.25%, 07/29/04	100,000	99,903
1.27%, 07/30/04	15,000	14,985
1.22%, 08/17/04	35,000	34,944
1.35%, 08/19/04	125,000	124,770
1.36%, 08/20/04	50,000	49,906
1.25%, 08/23/04	130,366	130,126
1.25%, 08/24/04	50,000	49,906
General Electric Capital Corp.		
1.10%, 07/15/04	100,000	99,957
1.10%, 07/16/04	240,000	239,890
1.10%, 07/19/04	60,000	59,967
1.04%, 07/22/04	24,000	23,985
1.22%, 08/05/04	78,000	77,907
1.33%, 09/09/04	612,000	610,429
1.48%, 09/16/04	218,000	217,315
1.50%, 09/23/04	150,000	149,479
1.56%, 10/01/04	47,000	46,814
General Electric Capital Services		
1.13%, 07/14/04	25,000	24,990
1.13%, 07/15/04	25,000	24,989
1.04%, 07/16/04	60,000	59,974
1.13%, 07/16/04	60,000	59,972
1.22%, 08/06/04	298,000	297,636
1.48%, 09/17/04	185,000	184,411
◆ Giro Funding U.S. Corp., Section 4(2) / 144A		
1.07%, 07/08/04	197,000	196,959
1.09%, 07/08/04	26,000	25,994
1.11%, 07/15/04	10,000	9,996
1.27%, 07/29/04	10,000	9,990
1.25%, 08/06/04	51,000	50,936
1.33%, 08/09/04	90,000	89,871
1.51%, 09/13/04	61,860	61,669
1.51%, 09/15/04	185,000	184,414
◆+ Grampian Funding, L.L.C., Section 4(2) / 144A		
1.05%, 07/21/04	120,000	119,930
◆+ Greyhawk Funding, L.L.C., Section 4(2) / 144A		
1.10%, 07/09/04	14,000	13,997
1.10%, 07/12/04	80,000	79,973
1.10%, 07/14/04	108,000	107,957
1.10%, 07/16/04	12,000	11,995
1.13%, 07/23/04	58,000	57,960
1.27%, 07/30/04	192,000	191,804
1.51%, 09/21/04	58,000	57,802
1.54%, 09/27/04	11,000	10,959
+ HBOS Treasury Services, PLC		
1.04%, 07/08/04	100,000	99,980
1.11%, 07/14/04	62,565	62,540
1.11%, 07/22/04	9,200	9,194
1.10%, 08/19/04	20,000	19,970

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
HSBC U.S.A., Inc.		
1.04%, 07/09/04	100,000	99,977
1.04%, 07/13/04	60,000	59,979
+ ING (U.S.) Funding, L.L.C.		
1.11%, 09/01/04	56,000	55,893
1.28%, 10/06/04	20,000	19,932
◆+ Jupiter Securitization Corp., Section 4(2) / 144A		
1.06%, 07/01/04	50,000	50,000
1.51%, 09/20/04	18,143	18,082
◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A		
1.23%, 08/16/04	37,847	37,788
1.50%, 09/20/04	18,239	18,178
Landesbank Baden-Wurttemberg		
1.22%, 08/25/04	75,000	74,860
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
1.11%, 07/07/04	174,519	174,487
1.05%, 07/20/04	10,000	9,994
1.11%, 07/22/04	36,000	35,977
1.15%, 07/26/04	60,000	59,953
1.16%, 07/26/04	38,000	37,970
1.11%, 09/01/04	274,000	273,480
1.27%, 09/08/04	150,000	149,635
1.51%, 09/15/04	16,000	15,949
1.31%, 11/04/04	10,000	9,955
1.50%, 11/09/04	30,000	29,837
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
1.10%, 08/19/04	14,000	13,979
◆ Mane Funding Corp., Section 4(2) / 144A		
1.09%, 07/12/04	26,000	25,991
1.11%, 07/13/04	55,777	55,756
1.10%, 07/22/04	32,333	32,312
1.11%, 07/22/04	52,000	51,966
1.20%, 08/17/04	54,330	54,245
1.23%, 08/23/04	13,000	12,976
◆+ Mont Blanc Capital Corp., Section 4(2) / 144A		
1.10%, 07/14/04	44,000	43,983
1.22%, 08/19/04	124,755	124,548
1.23%, 08/23/04	25,000	24,955
Morgan Stanley		
1.14%, 07/06/04	250,000	249,960
1.30%, 08/09/04	147,000	146,793
+ National Australia Funding (Delaware), Inc.		
1.25%, 07/29/04	250,000	249,757

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ Newcastle Certificates Program, Section 4(2) / 144A		
Series 2000A		
1.09%, 07/12/04	45,000	44,985
1.10%, 07/13/04	40,000	39,985
1.10%, 07/16/04	49,000	48,978
1.34%, 08/16/04	86,520	86,372
1.23%, 08/18/04	44,000	43,928
1.34%, 08/18/04	50,000	49,911
1.23%, 08/20/04	23,000	22,961
1.35%, 08/20/04	25,000	24,953
1.53%, 09/24/04	28,000	27,899
◆+ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
1.07%, 07/02/04	56,000	55,998
1.26%, 07/30/04	155,091	154,934
1.23%, 08/24/04	29,099	29,045
+ Nordea North America, Inc.		
1.38%, 08/27/04	88,000	87,808
1.08%, 09/24/04	60,000	59,848
◆+ Old Line Funding L.L.C., Section 4(2) / 144A		
1.30%, 08/02/04	45,077	45,025
1.23%, 08/04/04	20,095	20,072
1.31%, 08/04/04	82,398	82,296
1.32%, 08/04/04	63,712	63,633
◆ Park Granada, L.L.C., Section 4(2) / 144A		
1.11%, 07/09/04	10,000	9,998
1.05%, 07/13/04	10,000	9,997
1.05%, 07/15/04	25,000	24,990
◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A		
1.08%, 07/06/04	70,000	69,990
1.28%, 08/11/04	44,000	43,936
◆+ Receivables Capital Corp., Section 4(2) / 144A		
1.29%, 09/01/04	70,954	70,796
+ Santander Central Hispano Finance (Delaware), Inc.		
1.33%, 09/10/04	75,000	74,805
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
1.20%, 08/16/04	27,516	27,474
1.22%, 08/20/04	79,000	78,866
1.25%, 08/25/04	28,803	28,748
1.25%, 08/26/04	15,978	15,947
1.29%, 09/02/04	61,444	61,305
1.08%, 09/10/04	20,138	20,096
1.51%, 09/13/04	101,427	101,114
1.53%, 09/15/04	140,000	139,551

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.51%, 09/21/04	17,997	17,936
1.08%, 09/22/04	15,000	14,963
1.10%, 09/27/04	31,000	30,917
1.54%, 09/27/04	91,000	90,660
1.56%, 09/30/04	62,949	62,702
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
1.05%, 07/26/04	30,000	29,978
1.08%, 08/17/04	30,000	29,958
1.10%, 08/20/04	25,000	24,962
1.09%, 09/07/04	36,500	36,426
1.10%, 09/21/04	30,000	29,926
1.50%, 09/24/04	70,000	69,997
+ Stadshypotek Delaware, Inc., Section 4(2) / 144A		
1.50%, 09/23/04	50,000	49,826
Svenska Handelsbanken, Inc.		
1.08%, 09/17/04	27,100	27,037
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
1.06%, 07/01/04	60,093	60,093
1.07%, 07/12/04	66,932	66,910
1.12%, 07/12/04	44,951	44,936
1.10%, 07/13/04	39,452	39,438
1.10%, 07/15/04	35,935	35,920
1.31%, 08/04/04	45,118	45,062
◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A		
1.12%, 07/12/04	28,041	28,031
1.25%, 08/23/04	35,112	35,047
1.25%, 08/24/04	70,227	70,095
1.26%, 08/25/04	140,453	140,183
Toronto Dominion Holdings		
1.31%, 08/13/04	196,000	195,693
1.28%, 08/16/04	47,500	47,422
◆+ Triple-A One Funding Corp., Section 4(2) / 144A		
1.09%, 07/12/04	9,827	9,824
◆+ Tulip Funding Corp., Section 4(2) / 144A		
1.30%, 08/05/04	77,107	77,010
+ Westpac Capital Corp.		
1.08%, 08/10/04	13,075	13,059
1.07%, 08/11/04	100,000	99,879
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
1.10%, 07/12/04	12,186	12,182
1.10%, 07/23/04	16,465	16,454
1.30%, 08/02/04	7,609	7,600
1.23%, 08/23/04	38,000	37,931
1.32%, 09/07/04	8,100	8,080

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.56%, 09/27/04	15,061	15,004
1.56%, 09/30/04	39,156	39,003
◆+ Windmill Funding Corp., Section 4(2) / 144A		
1.12%, 07/14/04	100,000	99,960
1.26%, 07/28/04	70,000	69,934
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
1.49%, 09/14/04	13,000	12,960
		19,076,584
Certificates of Deposit 30.8%		
+ Abbey National Treasury Services, PLC		
1.29%, 09/07/04	50,000	50,000
1.33%, 09/10/04	146,000	146,000
ABN-AMRO Bank, NV		
1.10%, 07/21/04	253,000	253,000
1.09%, 09/07/04	80,000	80,000
Alliance & Leicester, PLC		
1.09%, 08/24/04	73,000	73,000
ANZ National Bank Ltd.		
1.04%, 07/29/04	100,000	100,000
Banco Bilbao Vizcaya Argentaria S.A.		
1.10%, 07/20/04	345,000	345,000
1.11%, 07/23/04	135,000	135,000
Banco Santander Central Hispano S.A.		
1.53%, 09/28/04	410,000	410,000
Bank of Nova Scotia		
1.30%, 09/15/04	200,000	199,915
Barclays Bank, PLC		
1.10%, 07/22/04	23,000	23,002
1.05%, 07/26/04	120,000	120,000
1.18%, 08/13/04	100,000	100,000
1.25%, 08/13/04	217,000	216,981
1.35%, 08/26/04	150,000	149,998
1.09%, 10/01/04	180,000	180,001
Bayerische Landesbank Girozentrale		
1.50%, 05/06/05	250,000	249,968
1.71%, 05/23/05	68,000	67,991
BNP Paribas		
1.05%, 07/12/04	185,000	185,000
1.09%, 07/14/04	50,000	50,000
1.10%, 07/23/04	110,000	110,000
1.05%, 08/03/04	387,000	387,000
1.50%, 11/19/04	150,000	150,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Calyon		
1.11%, 09/08/04	150,000	150,000
1.14%, 09/13/04	135,000	135,000
Canadian Imperial Bank of Commerce		
1.22%, 08/06/04	45,000	45,000
Citibank, N.A.		
1.22%, 08/23/04	125,000	125,000
1.22%, 08/24/04	100,000	100,000
1.23%, 08/25/04	270,000	270,000
1.29%, 09/07/04	210,000	210,000
1.49%, 09/20/04	70,000	70,000
1.49%, 09/24/04	75,000	75,000
Credit Suisse First Boston		
1.04%, 07/02/04	204,000	204,000
1.06%, 08/04/04	123,000	123,000
DePfa Bank, PLC		
1.05%, 07/19/04	15,000	15,000
1.05%, 07/22/04	30,000	30,000
1.13%, 09/07/04	72,000	72,000
Deutsche Bank, AG		
1.05%, 07/08/04	50,000	50,001
1.11%, 07/22/04	300,000	300,000
1.40%, 09/03/04	173,000	173,000
1.41%, 10/15/04	400,000	400,000
1.42%, 10/27/04	165,000	165,000
1.60%, 05/20/05	200,000	200,000
Dexia Bank Belgium		
1.36%, 08/24/04	305,000	305,000
1.50%, 05/04/05	120,000	119,985
DnB NOR Bank ASA		
1.10%, 08/17/04	46,000	46,000
First Tennessee Bank, N.A.		
1.19%, 08/05/04	18,000	17,998
1.34%, 08/20/04	77,000	77,000
ForeningsSparbanken AB (Swedbank)		
1.22%, 08/04/04	17,000	17,001
Fortis Bank		
1.05%, 07/02/04	50,000	50,000
+ HBOS Treasury Services, PLC		
1.04%, 07/19/04	70,000	70,000
1.10%, 08/25/04	109,000	109,000
1.23%, 08/26/04	100,000	100,000
1.42%, 08/31/04	60,000	59,984
1.29%, 09/07/04	30,000	30,000
1.50%, 09/24/04	40,000	40,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
HSH Nordbank, AG		
1.42%, 09/07/04	92,000	91,998
1.42%, 10/29/04	42,000	41,999
1.51%, 04/18/05	16,000	16,000
1.61%, 05/20/05	99,000	98,982
ING Bank, NV		
1.07%, 07/01/04	385,000	385,000
KBC Bank, NV		
1.33%, 09/15/04	133,000	133,001
Landesbank Baden-Wurttemberg		
1.04%, 07/19/04	15,000	15,000
Landesbank Hessen-Thuringen Girozentrale		
1.35%, 08/26/04	39,000	39,000
1.41%, 09/07/04	91,000	91,000
1.11%, 09/21/04	90,000	90,000
1.10%, 10/06/04	60,000	60,000
Lloyds TSB Bank, PLC		
1.21%, 07/26/04	200,000	199,980
1.50%, 09/27/04	50,000	50,000
National Australia Bank, Ltd.		
1.10%, 07/20/04	140,000	140,000
Nationwide Building Society		
1.50%, 09/24/04	93,000	93,000
1.47%, 10/19/04	100,000	99,922
Norddeutsche Landesbank Girozentrale		
1.04%, 07/19/04	60,000	60,000
1.40%, 08/05/04	27,000	27,000
1.51%, 05/13/05	150,000	149,974
1.63%, 05/16/05	33,000	32,996
1.60%, 05/20/05	33,000	33,000
Nordea Bank Finland, PLC		
1.04%, 07/26/04	225,000	225,000
1.04%, 07/30/04	15,000	15,000
1.38%, 09/14/04	302,000	302,000
1.47%, 09/17/04	50,000	50,000
Rabobank Nederland		
1.37%, 08/26/04	38,000	37,996
Royal Bank of Scotland, PLC		
1.04%, 07/23/04	13,000	13,000
1.35%, 08/26/04	100,000	99,999
1.40%, 09/07/04	115,000	114,998
1.51%, 11/19/04	155,000	154,994
1.75%, 05/27/05	246,000	245,967
2.17%, 07/01/05	145,000	144,964

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Paolo IMI SpA		
1.11%, 09/08/04	85,000	85,000
Societe Generale		
1.04%, 07/19/04	50,000	50,000
1.33%, 09/10/04	300,000	300,000
1.38%, 09/14/04	388,000	388,000
1.09%, 10/05/04	115,000	115,000
Southtrust Bank		
1.05%, 07/12/04	100,000	100,000
Svenska Handelsbanken AB		
1.10%, 07/20/04	72,000	71,999
UBS, AG		
1.32%, 08/04/04	71,000	71,000
1.38%, 08/26/04	90,000	89,999
1.42%, 11/12/04	100,000	99,998
1.40%, 04/04/05	100,000	99,989
1.86%, 06/07/05	150,000	149,972
Unicredito Italiano SpA		
1.10%, 07/23/04	280,000	280,000
1.10%, 07/26/04	59,000	59,000
1.10%, 07/29/04	47,000	47,000
1.28%, 09/03/04	350,000	350,003
1.36%, 09/10/04	90,000	90,000
1.54%, 09/28/04	69,000	69,000
1.55%, 09/30/04	32,000	32,000
Washington Mutual Bank, FA		
1.10%, 07/13/04	199,000	199,000
1.56%, 10/01/04	185,000	185,000
Wells Fargo Bank, N.A.		
1.10%, 07/09/04	65,000	65,000
1.18%, 07/28/04	340,000	340,000
1.27%, 07/30/04	200,000	200,000
WestLB AG		
1.11%, 07/14/04	90,000	90,000
Wilmington Trust Co.		
1.28%, 09/03/04	48,000	47,991
		14,762,546

Bank Notes 0.9%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America, N.A.		
1.04%, 07/20/04	140,000	140,000
Lasalle National Bank, N.A.		
1.09%, 09/02/04	55,000	55,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Standard Federal Bank, N.A.		
1.09%, 07/09/04	114,000	114,000
1.09%, 08/19/04	119,000	119,000
		428,000

Promissory Notes 1.7%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
• **The Goldman Sachs Group, Inc.**		
1.25%, 07/06/04	236,000	236,000
1.25%, 07/16/04	150,000	150,000
1.28%, 08/26/04	100,000	100,000
1.45%, 08/27/04	67,000	67,000
1.27%, 10/06/04	13,000	13,000
1.31%, 11/02/04	50,000	50,000
1.33%, 11/08/04	30,000	30,000
1.24%, 12/17/04	190,000	190,000
		836,000

U.S. Government Securities 1.2% of net assets

Coupon Notes 1.2%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
1.43%, 02/09/05	295,000	295,000
1.35%, 04/28/05	70,000	70,000
1.50%, 05/09/05	125,000	125,000
1.61%, 05/13/05	100,000	100,000
		590,000

Variable-Rate Obligations 14.5% of net assets

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ **ABAG Financial Authority for Nonprofit Corps., California**		
RB (Public Pole Institute) Series 2002B		
1.38%, 07/07/04	17,870	17,870
+ **Albuquerque, New Mexico Airport**		
RB Series 2000B		
1.42%, 07/07/04	16,200	16,200
Bank of New York Co., Inc., 144A		
1.34%, 07/27/04	75,000	75,000
Barclays Bank, PLC		
1.16%, 07/15/04	585,000	584,768
1.23%, 07/26/04	50,000	49,986

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bayerische Landesbank Girozentrale		
1.16%, 07/13/04	47,000	46,999
1.28%, 07/29/04	50,000	49,997
BNP Paribas		
1.20%, 07/22/04	400,000	399,820
+ Brooks County, Georgia Development Authority		
RB (Langboard, Inc. Project)		
1.30%, 07/07/04	10,000	10,000
Canadian Imperial Bank of Commerce		
1.29%, 07/15/04	100,000	100,000
+ CFM International, Inc., 144A		
1.30%, 07/02/04	23,045	23,045
Chase Manhattan Bank (USA)		
1.14%, 07/12/04	150,000	150,000
◆ Dorada Finance, Inc., Section 3c7 / 144A		
1.42%, 09/10/04	99,000	99,044
Fannie Mae		
0.98%, 07/06/04	195,000	194,840
1.21%, 07/29/04	280,000	279,845
Federal Home Loan Bank		
1.05%, 07/06/04	250,000	249,841
1.24%, 08/06/04	40,275	40,275
+• GE Life & Annuity Assurance Co.		
1.20%, 07/01/04	150,000	150,000
1.24%, 08/02/04	50,000	50,000
General Electric Capital Corp.		
1.25%, 07/09/04	175,000	175,000
1.36%, 07/19/04	75,000	75,000
1.65%, 09/15/04	40,000	40,054
+ Grand Prairie, Texas Sports Facility Development Corp.		
Sales Tax Revenue Refunding Taxable Bonds		
Series 2003A		
1.60%, 09/15/04	15,920	15,920
HSH Nordbank, AG		
1.05%, 07/01/04	90,000	89,988
1.26%, 07/29/04	100,000	99,985
Landesbank Baden-Wurttemberg		
1.13%, 08/11/04	75,000	74,998
1.27%, 09/07/04	110,000	109,985
1.46%, 09/15/04	50,000	49,995
◆ Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A		
1.15%, 07/23/04	50,000	50,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Links Finance L.L.C., Section 3c7 / 144A		
1.07%, 07/01/04	100,000	99,995
1.23%, 07/20/04	100,000	99,981
◆+ Links Finance, L.L.C., Section 4(2) / 144A		
1.14%, 07/12/04	40,000	39,999
Lloyds TSB Bank, PLC		
1.11%, 07/13/04	50,000	49,994
+ Loanstar Assets Partners II, L.P.		
1.16%, 07/07/04	45,000	45,000
+ Lowndes Corp., Georgia, 144A		
Taxable Demand Bond Series 1997		
1.32%, 07/07/04	4,350	4,350
+ Merlot Trust Section 4(2) / 144A		
Series 2000B		
1.52%, 07/07/04	32,630	32,630
Series 2001A67		
1.52%, 07/07/04	35,065	35,065
Series 2001A7		
1.52%, 07/07/04	15,470	15,470
Merrill Lynch & Co, Inc.		
1.06%, 07/01/04	100,000	100,000
• Metropolitan Life Insurance Co.		
1.16%, 07/30/04	50,000	50,000
1.26%, 08/02/04	100,000	100,000
• Monumental Life Insurance Co.		
1.28%, 07/01/04	100,000	100,000
+ New Jersey Economic Development Authority		
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995A		
1.28%, 07/07/04	14,670	14,670
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995B		
1.28%, 07/07/04	10,000	10,000
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002A		
1.28%, 07/07/04	22,045	22,045
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002B		
1.28%, 07/07/04	20,000	20,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Norddeutsche Landesbank Girozentrale 1.22%, 07/23/04	135,000	134,980
Royal Bank of Canada 1.05%, 07/06/04	150,000	149,970
Royal Bank of Canada, 144A 1.16%, 07/12/04	60,000	60,000
Royal Bank of Scotland, PLC 1.14%, 07/14/04	100,000	99,993
+ Santa Rosa, California Pension Obligation Revenue Taxable Bonds Series 2003A 1.38%, 07/07/04	10,000	10,000
+ SE Christian Church, Jefferson County, Kentucky Series 2003 1.30%, 07/07/04	10,500	10,500
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
1.09%, 07/06/04	100,000	99,998
1.16%, 07/12/04	195,000	195,000
1.19%, 07/15/04	120,000	119,988
1.20%, 07/15/04	90,000	89,996
1.21%, 07/15/04	60,000	60,000
1.23%, 07/15/04	115,000	115,003
1.23%, 07/20/04	50,000	49,990
1.25%, 07/20/04	105,000	104,998
1.24%, 07/21/04	20,000	20,000
1.25%, 07/26/04	145,000	144,978
+ Sisters of Mercy of the Americas Regional Community of Omaha, Nebraska Series 2001 1.30%, 07/07/04	11,860	11,860
• Travelers Insurance Co. 1.24%, 08/02/04	100,000	100,000
UBS, AG 1.18%, 07/19/04	720,000	719,762
Wells Fargo & Co. 1.13%, 07/02/04	75,000	75,000
1.60%, 09/24/04	150,000	150,113
Wells Fargo & Co., 144A 1.30%, 07/15/04	125,000	125,000
◆ White Pine Finance, L.L.C., Section 3c7 / 144A 1.21%, 07/19/04	84,000	83,991
		6,938,774

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Other Investments 11.0% of net assets		
Repurchase Agreements 11.0%		
Bank of America Securities, L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $612,000 1.55%, issued 06/30/04, due 07/01/04	600,026	600,000
Bear Stearns & Co., Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $408,004 1.55%, issued 06/30/04, due 07/01/04	400,017	400,000
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $110,917 1.50%, issued 06/30/04, due 07/01/04	108,745	108,740
Goldman Sachs & Co. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $393,720 1.56%, issued 06/30/04, due 07/01/04	386,017	386,000
J.P. Morgan Securities, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $408,004 1.55%, issued 06/30/04, due 07/01/04	400,017	400,000
Morgan Stanley & Co. Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,024,493 1.55%, issued 06/30/04, due 07/01/04	1,000,043	1,000,000

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement		
Collateralized by U.S. Government		
Securities with a value of $2,416,399		
1.55%, issued 06/30/04, due 07/01/04	604,080	604,000
1.04%, issued 03/16/04, due 07/07/04	115,375	115,000
1.04%, issued 03/17/04, due 07/07/04	486,569	485,000
1.04%, issued 03/18/04, due 07/07/04	125,401	125,000
1.04%, issued 03/19/04, due 07/07/04	586,859	585,000
1.04%, issued 03/22/04, due 07/07/04	80,247	80,000
1.06%, issued 05/05/04, due 07/07/04	375,696	375,000
		5,263,740

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At June 30, 2004, portfolio holdings included illiquid restricted securities as follows:		
✚ GE Life & Annuity Assurance Co.		
1.20%, 05/03/99, 07/01/04	100,000	100,000
1.20%, 08/02/99, 07/01/04	50,000	50,000
1.15%, 02/03/03, 08/02/04	50,000	50,000
		200,000
Metropolitan Life Insurance Co.		
1.16%, 12/28/00, 07/30/04	50,000	50,000
1.26%, 02/03/03, 08/02/04	100,000	100,000
		150,000
Monumental Life Insurance Co.		
1.28%, 06/09/93, 07/01/04	100,000	**100,000**
The Goldman Sachs Group, Inc.		
1.25%, 01/05/04, 07/06/04	236,000	236,000
1.25%, 12/16/03, 07/16/04	150,000	150,000
1.28%, 01/29/04, 08/26/04	100,000	100,000
1.45%, 12/02/03, 08/27/04	67,000	67,000
1.27%, 01/09/04, 10/06/04	13,000	13,000
1.31%, 02/06/04, 11/02/04	50,000	50,000
1.33%, 02/11/04, 11/08/04	30,000	30,000
1.24%, 03/23/04, 12/17/04	190,000	190,000
		836,000
Travelers Insurance Co.		
1.24%, 10/31/03, 08/02/04	100,000	**100,000**

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$42,631,904
Repurchase agreements, at value	5,263,740
Interest receivable	70,735
Prepaid expenses	+ 553
Total assets	**47,966,932**

Liabilities

Payables:	
Dividends to shareholders	9,252
Investment adviser and administrator fees	360
Transfer agent and shareholder service fees	585
Accrued expenses	+ 3,349
Total liabilities	**13,546**

Net Assets

Total assets	47,966,932
Total liabilities	− 13,546
Net assets	**$47,953,386**

Net Assets by Source

Capital received from investors	47,953,435
Net realized capital losses	(49)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$47,953,386		47,953,994		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $47,895,644. Includes illiquid restricted securities worth $1,386,000, or 2.89% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $14,645,034 or 30.54% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $47,895,644

As of December 31, 2003:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2007	$49

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$271,640**

Expenses

Investment adviser and administrator fees		74,489
Transfer agent and shareholder service fees		108,152
Trustees' fees		82
Custodian and portfolio accounting fees		2,097
Professional fees		64
Registration fees		375
Shareholder reports		2,392
Other expenses	+	290
Total expenses		187,941
Expense reduction	−	7,688
Net expenses		**180,253**

Increase in Net Assets from Operations

Total investment income		271,640
Net expenses	−	180,253
Net investment income		**91,387**
Increase in net assets from operations		**$91,387**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005 to 0.75% of average daily net assets. This limit does not include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$91,387	$257,243
Increase in net assets from operations	**91,387**	**257,243**

The tax-basis components of distributions for the period ended 12/31/03 are:

Ordinary income	$257,243
Long-term capital gains	$–

Distributions Paid

Dividends from net investment income	**91,387**	**257,243**

Transactions in Fund Shares

Shares sold	70,106,617	132,562,456
Shares reinvested	81,043	253,763
Shares redeemed	+ (71,313,531)	(134,800,345)
Net transactions in fund shares	**(1,125,871)**	**(1,984,126)**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	49,079,257	51,063,383
Total decrease	+ (1,125,871)	(1,984,126)
End of period	**$47,953,386**	**$49,079,257**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Government Money Fund™

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.04	0.06	0.04
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.04)	(0.06)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.18[2]	0.48	1.20	3.63	5.69	4.50
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.75[3]	0.75	0.75	0.75	0.76[4]	0.75
Gross operating expenses	0.83[3]	0.83	0.83	0.84	0.85	0.85
Net investment income	0.36[3]	0.49	1.19	3.52	5.54	4.42
Net assets, end of period ($ x 1,000,000)	2,863	2,838	3,092	3,054	2,509	2,545

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
45.7%	U.S. Government Securities	1,307,534	1,307,534
12.5%	Variable-Rate Obligations	358,979	358,979
44.5%	Other Investments	1,272,862	1,272,862
102.7%	Total Investments	2,939,375	2,939,375
(2.7)%	Other Assets and Liabilities		(76,281)
100.0%	Total Net Assets		2,863,094

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 45.7% of net assets		

Discount Notes 30.4%

Fannie Mae		
1.01%, 07/01/04	31,160	31,160
1.02%, 07/01/04	72,482	72,482
1.03%, 07/01/04	50,000	50,000
1.04%, 07/07/04	6,200	6,199
1.07%, 07/28/04	20,000	19,984
1.14%, 07/28/04	39,525	39,492
1.10%, 08/04/04	30,000	29,969
1.14%, 08/16/04	30,050	30,006

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.38%, 08/20/04	10,000	9,981
1.26%, 09/01/04	55,869	55,747
1.47%, 09/08/04	15,000	14,958
1.54%, 10/01/04	30,000	29,883
1.56%, 10/01/04	53,000	52,790
1.11%, 10/12/04	8,533	8,506
1.17%, 10/13/04	15,000	14,950
1.39%, 10/15/04	15,000	14,940
1.16%, 11/12/04	8,000	7,966
1.52%, 12/01/04	15,000	14,904
1.09%, 12/10/04	40,000	39,806
1.33%, 01/07/05	15,000	14,896
1.39%, 03/28/05	10,000	9,897
Federal Home Loan Bank		
1.06%, 07/23/04	44,000	43,972
1.07%, 07/23/04	21,428	21,414
Freddie Mac		
1.11%, 07/06/04	12,000	11,998
1.05%, 07/27/04	5,085	5,081
1.10%, 07/27/04	6,850	6,845
1.10%, 07/28/04	5,600	5,595
1.08%, 08/12/04	6,713	6,705
1.13%, 08/18/04	45,217	45,150
1.07%, 08/24/04	13,000	12,979
1.28%, 08/24/04	6,350	6,338
1.45%, 09/21/04	10,000	9,967
1.49%, 10/05/04	6,050	6,026
1.11%, 10/07/04	5,519	5,502
1.51%, 10/12/04	4,841	4,820
1.51%, 10/15/04	25,000	24,890
1.10%, 10/18/04	31,269	31,165
1.41%, 11/04/04	10,000	9,951
1.63%, 12/07/04	28,000	27,800
1.38%, 04/05/05	15,000	14,842
		869,556

Coupon Notes 15.3%

Fannie Mae		
6.50%, 08/15/04	63,255	63,657
3.50%, 09/15/04	10,000	10,043
1.40%, 02/25/05	20,000	20,000
1.35%, 04/28/05	20,000	20,000
1.61%, 05/13/05	15,000	15,000
Federal Home Loan Bank		
3.63%, 10/15/04	40,500	40,780
4.13%, 11/15/04	13,500	13,630
1.46%, 11/17/04	15,000	15,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.41%, 12/13/04	15,000	14,991
1.50%, 02/28/05	10,000	10,000
1.40%, 04/01/05	15,000	15,000
4.13%, 05/13/05	10,000	10,215
Freddie Mac		
3.00%, 07/15/04	51,248	51,286
6.25%, 07/15/04	60,000	60,118
4.50%, 08/15/04	23,000	23,096
1.88%, 01/15/05	20,000	19,999
3.88%, 02/15/05	10,000	10,163
1.32%, 02/23/05	25,000	25,000
		437,978

Variable-Rate Obligations 12.5% of net assets

Coupon Notes 12.5%

	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
0.98%, 07/06/04	30,000	29,975
0.97%, 07/29/04	50,000	49,972
0.99%, 09/07/04	50,000	49,965
1.28%, 09/09/04	40,000	39,977
Federal Home Loan Bank		
1.00%, 07/06/04	60,000	59,962
1.24%, 08/06/04	15,000	15,000
1.51%, 09/30/04	50,000	49,999
Freddie Mac		
1.10%, 07/07/04	64,125	64,129
		358,979

Security	Maturity Amount ($ x 1,000)	

Other Investments 44.5% of net assets

Repurchase Agreements 44.5%

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Securities L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $56,100		
1.37%, issued 06/28/04, due 07/07/04	25,009	25,000
1.40%, issued 06/29/04, due 07/07/04	30,009	30,000
Bear Stearn & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $51,054		
1.30%, issued 05/03/04, due 07/07/04	20,047	20,000
1.34%, issued 06/24/04, due 07/07/04	30,015	30,000
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $490,485		
1.50%, issued 06/30/04, due 07/01/04	175,870	175,862
1.07%, issued 06/04/04, due 07/06/04	75,071	75,000
1.09%, issued 06/08/04, due 07/07/04	100,088	100,000
1.11%, issued 05/25/04, due 07/07/04	50,066	50,000
1.11%, issued 06/09/04, due 07/07/04	50,043	50,000
1.16%, issued 05/14/04, due 07/07/04	30,052	30,000
Goldman Sachs & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $179,520		
1.56%, issued 06/30/04, due 07/01/04	176,008	176,000
Morgan Stanley & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $81,600		
1.08%, issued 05/03/04, due 07/07/04	45,088	45,000
1.17%, issued 06/14/04, due 07/07/04	35,026	35,000

See financial notes. 21

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $439,630		
1.55%, issued 06/30/04, due 07/01/04	176,008	176,000
1.04%, issued 05/07/04, due 07/06/04	30,052	30,000
1.04%, issued 03/17/04, due 07/07/04	30,097	30,000
1.04%, issued 03/18/04, due 07/07/04	30,096	30,000
1.06%, issued 05/05/04, due 07/07/04	65,121	65,000
1.08%, issued 04/26/04, due 07/07/04	60,130	60,000
1.41%, issued 06/30/04, due 07/07/04	40,011	40,000
		1,272,862

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$1,666,513
Repurchase agreements, at value	1,272,862
Interest receivable	7,066
Prepaid expenses	+ 22
Total assets	**2,946,463**

The amortized cost for the fund's securities was $2,939,375.

Liabilities

Payables:	
Dividends to shareholders	477
Investments bought	82,673
Investment adviser and administrator fees	22
Transfer agent and shareholder service fees	35
Accrued expenses	+ 162
Total liabilities	**83,369**

Net Assets

Total assets	2,946,463
Total liabilities	− 83,369
Net assets	**$2,863,094**

Net Assets by Source

Capital received from investors	2,863,815
Net realized capital losses	(721)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$2,863,094		2,864,206		$1.00

Federal Tax Data

Cost basis of portfolio $2,939,375

As of December 31, 2003:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2004	$162
2005	226
2006	119
2007	184
2008	13
2010	1
2011	+ 16
	$721

See financial notes.   23

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Interest		**$15,817**

Expenses

Investment adviser and administrator fees		5,140
Transfer agent and shareholder service fees		6,417
Trustees' fees		17
Custodian and portfolio accounting fees		117
Professional fees		16
Registration fees		91
Shareholder reports		60
Other expenses	+	15
Total expenses		11,873
Expense reduction	–	1,178
Net expenses		**10,695**

Increase in Net Assets from Operations

Total investment income		15,817
Net expenses	–	10,695
Net investment income		**5,122**
Increase in net assets from operations		**$5,122**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005 to 0.75% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$5,122	$14,944
Net realized losses +	−	(16)
Increase in net assets from operations	**5,122**	**14,928**

The tax-basis components of distributions for the period ended 12/31/03 are:

Current year
Ordinary income	$14,944
Long-term capital gains	$−

Distributions Paid

Dividends from net investment income	**5,122**	**14,944**

Transactions in Fund Shares

Shares sold	4,521,361	8,476,017
Shares reinvested	4,590	14,704
Shares redeemed +	(4,500,386)	(8,744,747)
Net transactions in fund shares	**25,565**	**(254,026)**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	2,837,529	3,091,571
Total increase or decrease +	25,565	(254,042)
End of period	**$2,863,094**	**$2,837,529**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab U.S. Treasury Money Fund™

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.04	0.05	0.04
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.04)	(0.05)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.18[2]	0.49	1.15	3.61	5.40	4.25
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.65	0.65	0.66[4]	0.65
Gross operating expenses	0.82[3]	0.82	0.82	0.84	0.85	0.86
Net investment income	0.36[3]	0.49	1.15	3.44	5.27	4.18
Net assets, end of period ($ x 1,000,000)	4,213	4,046	4,323	4,042	2,750	2,592

* Unaudited.

1 Per-share amount was less than $0.01.

2 Not annualized.

3 Annualized.

4 The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
104.4%	U.S. Government Securities	4,398,102	4,398,102
104.4%	**Total Investments**	**4,398,102**	**4,398,102**
(4.4)%	Other Assets and Liabilities		(185,240)
100.0%	**Total Net Assets**		**4,212,862**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 104.4% of net assets		
Treasury Bills 65.9%		
U.S. Treasury Bills		
0.89%, 07/01/04	18,220	18,220
0.90%, 07/01/04	21,580	21,580
0.94%, 07/01/04	40,000	40,000
0.95%, 07/01/04	143,155	143,155
1.00%, 07/08/04	269,545	269,492
1.01%, 07/08/04	45,330	45,321
1.02%, 07/08/04	300,000	299,940
0.92%, 07/15/04	100,000	99,964
0.93%, 07/15/04	51,805	51,786
0.94%, 07/15/04	135,595	135,546
0.95%, 07/15/04	175,000	174,935
1.02%, 07/15/04	3,010	3,009
1.06%, 07/15/04	45,500	45,481
0.98%, 08/05/04	4,195	4,191
1.04%, 08/05/04	6,845	6,838
1.12%, 08/05/04	1,910	1,908
0.98%, 08/19/04	50,000	49,933
1.01%, 08/19/04	100,000	99,863
1.02%, 08/19/04	249,395	249,050
1.03%, 08/19/04	160,520	160,296
1.04%, 08/19/04	35,225	35,175
1.05%, 08/26/04	64,125	64,021
1.00%, 09/02/04	50,000	49,913
1.01%, 09/02/04	50,000	49,912
1.17%, 09/02/04	100,000	99,796
0.98%, 09/16/04	11,600	11,576
1.30%, 09/16/04	10,470	10,441
1.29%, 09/23/04	15,045	15,000
1.35%, 09/30/04	100,000	99,659
1.36%, 09/30/04	140,000	139,520
1.10%, 10/21/04	50,000	49,830
1.34%, 11/18/04	12,515	12,450
1.36%, 11/18/04	44,000	43,769
1.38%, 11/26/04	92,810	92,285
1.40%, 12/02/04	30,000	29,822
1.42%, 12/02/04	50,000	49,700
1.46%, 12/02/04	3,370	3,349
		2,776,726
Treasury Notes 38.5%		
U.S. Treasury Notes		
2.25%, 07/31/04	603,555	604,166
6.00%, 08/15/04	217,900	219,235
7.25%, 08/15/04	25,000	25,192
2.13%, 08/31/04	133,750	133,975
1.88%, 09/30/04	34,945	35,015
2.13%, 10/31/04	146,265	146,785
5.88%, 11/15/04	150,720	153,357
2.00%, 11/30/04	116,565	116,862
1.75%, 12/31/04	35,000	35,078
1.50%, 02/28/05	27,245	27,292
1.63%, 03/31/05	124,285	124,419
		1,621,376

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$4,398,102
Cash	2
Interest receivable	14,908
Prepaid expenses	+ 75
Total assets	**4,413,087**

Liabilities

Payables:	
Dividends to shareholders	729
Payables for investments purchased	199,315
Investment adviser and administrator fees	21
Transfer agent and shareholder service fees	51
Accrued expenses	+ 109
Total liabilities	**200,225**

Net Assets

Total assets	4,413,087
Total liabilities	− 200,225
Net assets	**$4,212,862**

Net Assets by Source

Capital received from investors	4,213,744
Net realized capital losses	(882)

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$4,212,862		4,213,807		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $4,398,102.

Federal Tax Data

Cost basis of portfolio	$4,398,109
As of December 31, 2003:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2005	$62
2006	89
2007	580
2010	66
2011	+ 75
	$872

 See financial notes.

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$21,014**

Net Realized Gains and Losses

Net realized losses on investments sold	**(10)**

Expenses

Investment adviser and administrator fees		7,417
Transfer agent and shareholder service fees		9,334
Trustees' fees		18
Custodian and portfolio accounting fees		159
Professional fees		18
Registration fees		65
Shareholder reports		19
Other expenses	+	18
Total expenses		17,048
Expense reduction	−	3,565
Net expenses		**13,483**

Increase in Net Assets from Operations

Total investment income		21,014
Net expenses	−	13,483
Net investment income		**7,531**
Net realized losses	+	(10)
Increase in net assets from operations		**$7,521**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005 to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$7,531	$20,290
Net realized losses	+ (10)	(56)
Increase in net assets from operations	**7,521**	**20,234**

Distributions Paid

Dividends from net investment income	**7,531**	**20,290**

Transactions in Fund Shares

Shares sold	5,890,348	10,404,314
Shares reinvested	6,730	20,037
Shares redeemed	+ (5,730,016)	(10,701,867)
Net transactions in fund shares	**167,062**	**(277,516)**

Net Assets

Beginning of period	4,045,810	4,323,382
Total increase or decrease	+ 167,052	(277,572)
End of period	**$4,212,862**	**$4,045,810**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/03 are:

Ordinary income	$20,290
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Value Advantage Money Fund®

Financial Statements

Financial Highlights

Investor Shares	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.02	0.04	0.06	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.02)	(0.04)	(0.06)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.34[2]	0.80	1.55	4.05	6.22	5.01
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[3]	0.45	0.45	0.43	0.41[4]	0.40
Gross operating expenses	0.56[3]	0.55	0.54	0.56	0.60	0.61
Net investment income	0.68[3]	0.81	1.55	3.92	6.07	4.91
Net assets, end of period ($ x 1,000,000)	25,706	28,860	38,728	44,247	36,319	27,265

Select Shares	1/1/04–6/30/04*	2/28/03[5]–12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.00[1]	0.01
Less distributions:		
Dividends from net investment income	(0.00)[1]	(0.01)
Net asset value at end of period	1.00	1.00
Total return (%)	0.39[2]	0.72[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.35[3]	0.35[3]
Gross operating expenses	0.56[3]	0.55[3]
Net investment income	0.78[3]	0.83[3]
Net assets, end of period ($ x 1,000,000)	1,026	1,013

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

[5] Commencement of operations.

Institutional Shares	1/1/04– 6/30/04*	1/1/03– 12/31/03	7/1/02[1]– 12/31/02
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.00[2]	0.01	0.01
Less distributions:			
Dividends from net investment income	(0.00)[2]	(0.01)	(0.01)
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	0.44[3]	1.01	0.81[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.24[4]	0.24	0.24[4]
Gross operating expenses	0.56[4]	0.55	0.55[4]
Net investment income	0.89[4]	1.00	1.57[4]
Net assets, end of period ($ x 1,000,000)	940	720	521

* Unaudited.

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
73.0%	Fixed-Rate Obligations	20,202,810	20,202,810
1.4%	U.S. Government Securities	375,000	375,000
13.7%	Variable-Rate Obligations	3,788,039	3,788,039
11.9%	Other Investments	3,302,431	3,302,431
100.0%	Total Investments	27,668,280	27,668,280
0.0%	Other Assets and Liabilities		3,585
100.0%	Total Net Assets		27,671,865

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 73.0% of net assets		
Commercial Paper & Other Corporate Obligations 39.1%		
AB Spintab		
1.04%, 07/07/04	24,000	23,996
Alliance & Leicester, PLC, Section 4(2) / 144A		
1.09%, 07/22/04	20,000	19,987
1.51%, 09/24/04	68,000	67,759
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
1.20%, 08/16/04	100,000	99,847
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
1.08%, 07/06/04	30,000	29,995
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
1.18%, 08/05/04	49,000	48,944
1.10%, 08/25/04	50,000	49,917
◆✚ **ASAP Funding, Ltd., Section 4(2) / 144A**		
1.39%, 08/23/04	19,000	18,961
1.38%, 08/24/04	99,000	98,795
1.54%, 09/21/04	96,000	95,665
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
1.50%, 09/20/04	15,000	14,950
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
1.22%, 08/17/04	29,000	28,954
1.36%, 08/19/04	50,537	50,443
1.48%, 09/16/04	115,205	114,843
Bank of America Corp.		
1.06%, 07/07/04	435,000	434,923
1.06%, 07/08/04	90,000	89,981
◆✚ **Barton Capital Corp., Section 4(2) / 144A**		
1.10%, 07/23/04	30,000	29,980
Bear Stearns Companies, Inc.		
1.04%, 07/09/04	34,000	33,992
1.05%, 07/14/04	50,000	49,981
1.04%, 07/21/04	100,000	99,942
◆✚ **Beta Finance, Inc., Section 3c7 / 144A**		
1.05%, 07/01/04	14,000	14,000
1.25%, 07/29/04	15,000	14,985
1.23%, 08/16/04	48,500	48,424
1.29%, 09/01/04	20,000	19,956
1.32%, 09/07/04	18,000	17,955
1.50%, 09/23/04	34,000	33,882

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **CC (USA), Inc., Section 3c7 / 144A**		
1.05%, 07/02/04	36,000	35,999
1.05%, 07/15/04	50,000	49,980
1.24%, 08/09/04	75,000	75,000
1.25%, 08/26/04	45,000	44,912
1.51%, 09/15/04	29,000	28,908
1.54%, 09/27/04	22,000	21,918
Citicorp		
1.15%, 07/09/04	50,000	49,987
1.34%, 08/03/04	45,000	44,945
1.30%, 08/10/04	131,000	130,811
Citigroup Global Markets Holdings, Inc.		
1.04%, 07/07/04	145,000	144,975
1.04%, 07/09/04	117,000	116,973
1.09%, 07/16/04	50,000	49,977
1.09%, 07/20/04	172,000	171,901
1.10%, 07/21/04	20,000	19,988
◆+ **Clipper Receivables Corp., Section 4(2) / 144A**		
1.07%, 07/06/04	15,000	14,998
1.07%, 07/07/04	21,900	21,896
1.07%, 07/09/04	75,000	74,982
1.10%, 07/21/04	50,000	49,969
◆+ **Concord Minutemen Capital Co., Section 3c7 / 144A**		
Series A		
1.13%, 07/06/04	95,000	94,985
1.08%, 07/07/04	45,000	44,992
1.11%, 07/13/04	80,550	80,520
1.27%, 07/16/04	78,000	77,959
1.27%, 07/19/04	73,000	72,954
1.20%, 08/17/04	20,000	19,969
1.20%, 08/18/04	50,000	49,920
Class C Note		
1.28%, 07/16/04	21,000	20,989
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
1.11%, 07/06/04	41,000	40,994
1.08%, 07/09/04	20,691	20,686
1.07%, 07/16/04	50,000	49,978
1.16%, 07/16/04	20,000	19,990
1.36%, 09/02/04	111,133	110,869
1.52%, 09/07/04	83,354	83,115
1.39%, 09/08/04	18,000	17,952
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
1.07%, 07/01/04	25,000	25,000
1.10%, 07/08/04	60,000	59,987

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.09%, 07/09/04	14,000	13,997
1.10%, 07/13/04	107,000	106,961
1.11%, 07/15/04	10,000	9,996
1.16%, 07/15/04	64,000	63,971
1.25%, 07/21/04	135,000	134,906
1.24%, 08/09/04	40,000	39,946
1.54%, 09/27/04	10,000	9,963
◆+ **Delaware Funding Corp., Section 4(2) / 144A**		
1.15%, 07/14/04	9,431	9,427
DnB NOR Bank ASA		
1.04%, 07/08/04	36,000	35,993
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
1.15%, 07/26/04	18,500	18,485
1.29%, 09/02/04	20,000	19,955
1.35%, 09/10/04	72,000	71,808
1.40%, 09/10/04	40,000	39,890
◆+ **Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A**		
1.04%, 07/08/04	157,156	157,124
1.15%, 07/12/04	1,018	1,018
1.13%, 07/22/04	289,000	288,810
1.29%, 09/02/04	100,000	99,774
◆+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
1.10%, 07/13/04	101,000	100,963
1.07%, 07/14/04	4,000	3,998
1.12%, 07/19/04	28,000	27,984
1.27%, 09/02/04	15,000	14,967
◆+ **Fairway Finance Co., L.L.C., Section 4(2) / 144A**		
1.15%, 07/13/04	22,034	22,026
1.13%, 07/21/04	14,069	14,060
1.13%, 08/06/04	14,300	14,284
1.20%, 08/16/04	7,678	7,666
◆+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
1.08%, 07/02/04	25,000	24,999
1.25%, 07/21/04	66,000	65,954
1.24%, 07/26/04	180,137	179,982
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
1.25%, 07/27/04	87,000	86,921
1.27%, 07/28/04	70,000	69,933
1.22%, 08/17/04	143,000	142,772
1.35%, 08/19/04	80,000	79,853
General Electric Capital Corp.		
1.04%, 07/09/04	185,000	184,957
1.04%, 07/14/04	200,000	199,925

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.10%, 07/16/04	225,000	224,897
1.04%, 07/22/04	24,000	23,985
1.48%, 09/16/04	178,000	177,440
General Electric Capital Services		
1.13%, 07/14/04	100,000	99,959
1.04%, 07/16/04	40,000	39,983
1.48%, 09/17/04	115,000	114,634
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
1.16%, 07/12/04	70,008	69,983
1.11%, 07/15/04	95,000	94,959
1.11%, 07/16/04	50,000	49,977
1.27%, 07/29/04	140,000	139,862
1.51%, 09/15/04	8,375	8,348
◆+ **Greyhawk Funding, L.L.C., Section 4(2) / 144A**		
1.16%, 07/16/04	67,000	66,968
1.13%, 07/23/04	12,000	11,992
1.36%, 08/23/04	185,700	185,328
1.51%, 09/21/04	40,000	39,863
1.54%, 09/27/04	10,000	9,963
+ **HBOS Treasury Services, PLC**		
1.04%, 07/22/04	50,000	49,970
1.10%, 08/19/04	69,700	69,597
1.10%, 08/31/04	19,270	19,234
HSBC U.S.A., Inc.		
1.04%, 07/13/04	40,000	39,986
HSH Nordbank, AG Section 4(2) / 144A		
1.10%, 07/19/04	8,500	8,495
+ **ING (U.S.) Funding, L.L.C.**		
1.11%, 09/01/04	10,000	9,981
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
1.06%, 07/01/04	44,000	44,000
1.23%, 07/21/04	95,000	94,935
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
1.11%, 07/22/04	28,000	27,982
1.11%, 07/26/04	30,000	29,977
1.15%, 07/26/04	15,000	14,988
1.11%, 09/01/04	88,000	87,833
1.13%, 09/01/04	90,681	90,506
1.27%, 09/08/04	115,000	114,720
1.37%, 09/08/04	62,000	61,837
1.51%, 09/15/04	11,322	11,286
1.50%, 11/09/04	24,852	24,717
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
1.10%, 08/19/04	10,000	9,985

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Mane Funding Corp., Section 4(2) / 144A**		
1.09%, 07/12/04	18,000	17,994
1.16%, 07/14/04	49,712	49,691
1.22%, 08/19/04	52,000	51,914
1.26%, 08/24/04	28,000	27,947
◆+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
1.23%, 08/23/04	50,000	49,909
Morgan Stanley		
1.14%, 07/06/04	50,000	49,992
1.30%, 08/09/04	150,000	149,789
Nationwide Building Society		
1.09%, 07/15/04	90,000	89,962
+ **NBNZ International Ltd.**		
1.13%, 07/12/04	92,000	91,968
◆ **Newcastle Certificates Program, Section 4(2) / 144A**		
Series 2000A		
1.09%, 07/12/04	5,000	4,998
1.23%, 08/18/04	46,000	45,925
1.36%, 08/20/04	80,000	79,849
1.36%, 08/23/04	75,000	74,850
1.53%, 09/24/04	25,000	24,910
◆+ **Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A**		
1.07%, 07/02/04	25,869	25,868
1.17%, 07/13/04	22,662	22,653
1.26%, 07/30/04	33,203	33,169
1.51%, 09/13/04	42,000	41,871
1.51%, 09/20/04	7,922	7,895
+ **Nordea North America, Inc.**		
1.08%, 09/24/04	50,000	49,874
◆+ **Old Line Funding L.L.C., Section 4(2) / 144A**		
1.14%, 07/12/04	21,000	20,993
1.15%, 07/15/04	56,482	56,457
1.14%, 07/16/04	45,000	44,979
1.25%, 07/26/04	21,288	21,270
1.25%, 07/28/04	30,690	30,661
1.50%, 09/20/04	7,845	7,819
◆ **Park Granada, L.L.C., Section 4(2) / 144A**		
1.11%, 07/09/04	27,000	26,993
1.12%, 07/13/04	25,000	24,991
1.05%, 07/15/04	30,000	29,988
◆+ **Preferred Receivables Funding Corp., Section 4(2) / 144A**		
1.28%, 08/11/04	150,000	149,781

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Santander Central Hispano Finance (Delaware), Inc.		
1.11%, 07/23/04	6,000	5,996
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
1.17%, 07/12/04	30,029	30,018
1.05%, 07/15/04	30,181	30,169
1.05%, 07/26/04	10,040	10,033
1.32%, 07/27/04	100,000	99,905
1.20%, 08/16/04	20,000	19,969
1.25%, 08/26/04	50,000	49,903
1.51%, 09/14/04	26,054	25,973
1.51%, 09/15/04	23,202	23,129
1.51%, 09/20/04	47,313	47,153
1.08%, 09/22/04	25,000	24,938
1.51%, 09/22/04	16,126	16,070
1.54%, 09/27/04	8,516	8,484
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
1.05%, 07/26/04	107,310	107,232
1.10%, 08/20/04	18,000	17,973
1.10%, 09/21/04	20,000	19,950
1.52%, 09/27/04	18,000	17,934
1.53%, 09/27/04	42,000	41,843
1.54%, 09/27/04	11,520	11,477
+ Stadshypotek Delaware, Inc., Section 4(2) / 144A		
1.50%, 09/23/04	48,000	47,833
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
1.06%, 07/01/04	40,000	40,000
1.10%, 07/06/04	22,000	21,997
1.25%, 07/20/04	15,122	15,112
1.26%, 07/26/04	23,090	23,070
1.50%, 09/20/04	54,243	54,061
◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A		
1.25%, 07/15/04	39,539	39,520
+ Westpac Capital Corp.		
1.10%, 07/12/04	8,000	7,997
1.09%, 10/01/04	100,000	99,723
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
1.27%, 09/01/04	19,792	19,749
1.33%, 09/03/04	15,209	15,173
1.33%, 09/07/04	30,106	30,030
1.61%, 10/05/04	19,000	18,919
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
1.07%, 07/01/04	160,162	160,162
		10,827,928

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Certificates of Deposit 30.7%		
+ Abbey National Treasury Services, PLC		
1.29%, 09/07/04	100,000	100,000
ABN-AMRO Bank, NV		
1.10%, 07/21/04	157,000	157,000
1.09%, 09/07/04	60,000	60,000
Alliance & Leicester, PLC		
1.09%, 08/24/04	23,000	23,000
Banco Bilbao Vizcaya Argentaria S.A.		
1.10%, 07/20/04	150,000	150,000
1.11%, 07/23/04	130,000	130,000
1.82%, 12/31/04	131,000	131,003
Banco Santander Central Hispano S.A.		
1.53%, 09/28/04	276,000	276,000
Barclays Bank, PLC		
1.05%, 07/26/04	80,000	80,000
1.18%, 08/13/04	70,000	70,000
1.25%, 08/13/04	150,000	149,987
1.35%, 08/26/04	49,000	48,999
Bayerische Landesbank Girozentrale		
1.71%, 05/23/05	30,000	29,996
BNP Paribas		
1.05%, 07/12/04	183,000	183,000
1.10%, 07/23/04	225,000	225,000
1.50%, 05/06/05	150,000	149,987
Calyon		
1.14%, 09/13/04	169,000	169,000
Citibank, N.A.		
1.23%, 08/25/04	94,000	94,000
1.29%, 09/07/04	134,000	134,000
1.49%, 09/24/04	170,000	170,000
1.53%, 09/29/04	37,000	37,000
1.54%, 09/29/04	25,000	25,000
Credit Suisse First Boston		
1.06%, 08/04/04	65,000	65,000
DnB NOR Bank ASA		
1.10%, 09/08/04	45,000	45,000
1.34%, 09/08/04	30,000	30,000
Deutsche Bank, AG		
1.05%, 07/08/04	40,000	40,001
1.11%, 07/22/04	200,000	200,000
1.40%, 09/03/04	110,000	110,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.41%, 10/15/04	285,000	285,000
1.42%, 10/27/04	27,000	27,000
1.50%, 11/19/04	100,000	100,000
1.60%, 05/20/05	40,000	40,000
Dexia Bank Belgium		
1.36%, 08/24/04	25,000	25,000
1.50%, 05/04/05	74,000	73,991
First Tennessee Bank, N.A.		
1.23%, 08/05/04	47,000	46,994
Fortis Bank		
1.05%, 07/02/04	150,000	150,000
+ HBOS Treasury Services, PLC		
1.04%, 07/19/04	80,000	80,000
1.10%, 07/23/04	30,000	30,000
1.09%, 08/24/04	15,000	15,000
1.10%, 08/25/04	35,000	35,000
1.29%, 09/07/04	60,000	60,000
1.50%, 09/24/04	45,000	45,000
HSH Nordbank, AG		
1.42%, 09/07/04	92,000	91,998
1.10%, 10/29/04	70,000	70,016
1.42%, 10/29/04	18,000	17,999
2.12%, 06/15/05	65,000	64,988
ING Bank, NV		
1.07%, 07/01/04	110,000	110,000
1.10%, 09/01/04	100,000	100,000
KBC Bank, NV		
1.33%, 09/15/04	72,000	72,001
Landesbank Baden-Wurttemberg		
1.08%, 07/07/04	25,000	25,000
1.04%, 07/19/04	13,000	13,000
Landesbank Hessen-Thuringen Girozentrale		
1.35%, 08/26/04	80,000	79,999
1.11%, 09/21/04	10,000	10,000
1.51%, 11/19/04	62,000	62,000
1.52%, 05/13/05	20,000	20,000
Lloyds TSB Bank, PLC		
1.50%, 09/27/04	185,000	185,000
National Australia Bank, Ltd.		
1.10%, 07/20/04	93,000	93,000
Nationwide Building Society		
1.50%, 09/24/04	22,000	22,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Norddeutsche Landesbank Girozentrale		
1.40%, 08/05/04	33,000	33,000
1.38%, 09/03/04	5,000	5,000
1.50%, 05/06/05	30,000	30,000
1.51%, 05/13/05	46,000	45,992
1.63%, 05/16/05	117,000	116,985
1.60%, 05/20/05	28,000	28,000
Nordea Bank Finland, PLC		
1.04%, 07/26/04	166,000	166,000
1.04%, 07/30/04	85,000	85,000
1.05%, 08/02/04	35,000	35,000
Royal Bank of Scotland, PLC		
1.04%, 07/23/04	87,000	87,000
1.35%, 08/26/04	100,000	99,999
1.40%, 09/07/04	85,000	84,999
1.75%, 05/27/05	45,000	44,994
2.17%, 07/01/05	75,000	74,982
San Paolo IMI SpA		
1.11%, 09/08/04	200,000	200,000
Societe Generale		
1.04%, 07/19/04	75,000	75,000
1.38%, 09/14/04	340,000	340,000
1.09%, 10/05/04	73,000	73,000
UBS, AG		
1.32%, 08/04/04	25,000	25,000
1.38%, 08/26/04	45,000	44,999
1.42%, 11/12/04	200,000	199,996
1.40%, 04/04/05	200,000	199,977
Unicredito Italiano SpA		
1.10%, 07/23/04	131,000	131,000
1.10%, 07/29/04	100,000	100,000
1.28%, 09/03/04	42,000	42,000
1.54%, 09/28/04	233,000	233,000
1.55%, 09/30/04	42,000	42,000
Washington Mutual Bank, FA		
1.11%, 07/09/04	15,000	15,000
1.10%, 07/14/04	99,000	99,000
1.56%, 10/01/04	110,000	110,000
Wells Fargo Bank, N.A.		
1.10%, 07/08/04	290,000	290,000
1.10%, 07/09/04	93,000	93,000
1.27%, 07/30/04	98,000	98,000
Wilmington Trust Co.		
1.11%, 09/02/04	28,000	28,000
		8,508,882

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank Notes 1.3%		
Bank of America, N.A.		
1.04%, 07/20/04	155,000	155,000
Lasalle National Bank, N.A.		
1.09%, 09/02/04	66,000	66,000
Standard Federal Bank, N.A.		
1.09%, 07/09/04	60,000	60,000
1.09%, 08/19/04	70,000	70,000
		351,000
Promissory Notes 1.9%		
• **The Goldman Sachs Group, Inc.**		
1.25%, 07/06/04	187,000	187,000
1.28%, 08/26/04	40,000	40,000
1.27%, 10/06/04	12,000	12,000
1.33%, 11/08/04	70,000	70,000
1.24%, 12/17/04	206,000	206,000
		515,000

U.S. Government Securities 1.4% of net assets

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Coupon Notes 1.4%		
Fannie Mae		
1.43%, 02/09/05	175,000	175,000
1.35%, 04/28/05	50,000	50,000
1.50%, 05/09/05	70,000	70,000
1.61%, 05/13/05	80,000	80,000
		375,000

Variable-Rate Obligations 13.7% of net assets

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ **Access Loans for Learning Student Loan Corp.**		
Taxable Student Loan RB Series II-A-6		
1.32%, 07/07/04	27,800	27,800
Bank of New York Co., Inc., 144A		
1.34%, 07/27/04	50,000	50,000
Barclays Bank, PLC		
1.16%, 07/15/04	400,000	399,842
1.23%, 07/26/04	40,000	39,989
Bayerische Landesbank Girozentrale		
1.28%, 07/29/04	30,000	29,998

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Canadian Imperial Bank of Commerce		
1.29%, 07/15/04	100,000	100,000
+ **Central Baptist Church of Hixson, Tennessee**		
1.35%, 07/01/04	13,000	13,000
Chase Manhattan Bank (USA)		
1.14%, 07/12/04	100,000	100,000
+ **City of New Britain, Connecticut**		
GO Pension Bonds Series 1998		
1.40%, 07/07/04	40,000	40,000
+ **Columbus, Georgia Development Authority**		
Taxable RB (Jay Leasing, Inc. Project)		
Series 1997		
1.40%, 07/07/04	6,015	6,015
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
1.30%, 07/26/04	65,000	65,009
Fannie Mae		
0.98%, 07/06/04	100,000	99,918
1.21%, 07/29/04	200,000	199,889
Federal Home Loan Bank		
1.05%, 07/06/04	225,000	224,857
+• **GE Life & Annuity Assurance Co.**		
1.15%, 07/01/04	50,000	50,000
General Electric Capital Corp.		
1.36%, 07/19/04	225,000	225,000
Landesbank Baden-Wurttemberg		
1.27%, 09/07/04	185,000	184,975
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A**		
1.15%, 07/23/04	47,000	47,000
Links Finance L.L.C., Section 3c7 / 144A		
1.23%, 07/20/04	50,000	49,990
Lloyds TSB Bank, PLC		
1.11%, 07/13/04	48,000	47,995
+ **Loanstar Assets Partners II, L.P.**		
1.16%, 07/07/04	25,000	25,000
+ **Merlot Trust Section 4(2) / 144A**		
Series 2000B		
1.52%, 07/07/04	30,000	30,000
Merrill Lynch & Co, Inc.		
1.06%, 07/01/04	85,000	85,000
• **Metropolitan Life Insurance Co.**		
1.16%, 07/30/04	50,000	50,000
1.26%, 08/02/04	100,000	100,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
• **Monumental Life Insurance Co.**		
1.19%, 07/01/04	100,000	100,000
1.21%, 07/01/04	100,000	100,000
1.28%, 07/01/04	10,000	10,000
✛ **New Jersey Economic Development Authority, 144A**		
Taxable Economic Development Bonds (MSNBC CNBC Project) Series 1997A		
1.09%, 07/01/04	21,500	21,500
Royal Bank of Canada		
1.05%, 07/06/04	40,000	39,992
Royal Bank of Canada, 144A		
1.16%, 07/12/04	40,000	40,000
Royal Bank of Scotland, PLC		
1.11%, 07/12/04	34,000	33,990
1.14%, 07/14/04	85,000	84,994
◆✛ **Sigma Finance, Inc., Section 3c7 / 144A**		
1.13%, 07/12/04	25,000	25,000
1.16%, 07/12/04	20,000	20,000
1.23%, 07/15/04	45,000	44,991
1.23%, 07/20/04	135,000	134,974
1.24%, 07/20/04	25,000	24,995
1.25%, 07/20/04	110,000	109,996
1.24%, 07/21/04	55,000	54,999
1.25%, 07/26/04	50,000	49,992
✛ **Town of Islip, New York IDA, 144A**		
Taxable Adjustable Rate IDRB (Nussdorf Associates/Quality King Distributions, Inc. Facility) Series 1992		
1.70%, 07/07/04	2,595	2,595
• **Travelers Insurance Co.**		
1.24%, 08/02/04	50,000	50,000
1.35%, 08/20/04	100,000	100,000
UBS, AG		
1.18%, 07/19/04	250,000	249,920
Wells Fargo & Co.		
1.60%, 09/24/04	98,750	98,824
Wells Fargo & Co., 144A		
1.30%, 07/15/04	100,000	100,000
		3,788,039

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Other Investments 11.9% of net assets		
Repurchase Agreements 11.9%		
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $502,283		
1.50%, issued 06/30/04, due 07/01/04	77,434	77,431
1.17%, issued 06/09/04, due 07/07/04	415,378	415,000
Goldman Sachs & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $204,000		
1.56%, issued 06/30/04, due 07/01/04	200,009	200,000
Morgan Stanley & Co. Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,022,550		
1.55%, issued 06/30/04, due 07/01/04	1,000,043	1,000,000
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,642,216		
1.55%, issued 06/30/04, due 07/01/04	600,026	600,000
1.04%, issued 03/17/04, due 07/07/04	356,149	355,000
1.04%, issued 03/18/04, due 07/07/04	50,160	50,000
1.04%, issued 03/19/04, due 07/07/04	150,477	150,000
1.04%, issued 03/22/04, due 07/07/04	130,402	130,000
1.06%, issued 05/05/04, due 07/07/04	325,603	325,000
		3,302,431

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At June 30, 2004, portfolio holdings included illiquid restricted securities as follows:		
✦ GE Life & Annuity Assurance Co.		
1.15%, 10/01/03, 07/01/04	50,000	**50,000**
Metropolitan Life Insurance Co.		
1.16%, 12/28/00, 07/30/04	50,000	50,000
1.26%, 02/03/03, 08/02/04	100,000	100,000
		150,000
Monumental Life Insurance Co.		
1.19%, 10/10/96, 07/01/04	100,000	100,000
1.21%, 01/12/00, 07/01/04	100,000	100,000
1.28%, 06/10/93, 07/01/04	10,000	10,000
		210,000
The Goldman Sachs Group, Inc.		
1.25%, 01/05/04, 07/06/04	187,000	187,000
1.28%, 01/29/04, 08/26/04	40,000	40,000
1.27%, 01/09/04, 10/06/04	12,000	12,000
1.33%, 02/11/04, 11/08/04	70,000	70,000
1.24%, 03/23/04, 12/17/04	206,000	206,000
		515,000
Travelers Insurance Co.		
1.24%, 01/31/03, 08/02/04	25,000	25,000
1.24%, 10/31/03, 08/02/04	25,000	25,000
1.35%, 08/21/03, 08/20/04	100,000	100,000
		150,000

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$24,365,849
Repurchase agreements, at value	3,302,431
Receivables:	
Fund shares sold	77,525
Interest	42,181
Prepaid expenses	+ 248
Total assets	**27,788,234**

Liabilities

Payables:	
Fund shares redeemed	106,565
Dividends to shareholders	8,841
Investment adviser and administrator fees	160
Transfer agent and shareholder service fees	157
Accrued expenses	+ 646
Total liabilities	**116,369**

Net Assets

Total assets	27,788,234
Total liabilities	− 116,369
Net assets	**$27,671,865**

Net Assets by Source

Capital received from investors	27,671,968
Net realized capital losses	(103)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$25,706,455		25,706,667		$1.00
Select Shares	$1,025,694		1,025,694		$1.00
Institional Shares	$939,716		939,716		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $27,668,280. Includes illiquid restricted securities worth $1,075,000, or 3.88% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $9,977,509 or 36.06% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$27,668,280
As of December 31, 2003:	
Capital losses utilized	$1

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$103

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Interest	**$163,520**

Expenses

Investment adviser and administrator fees		47,146
Transfer agent and shareholder service fees:		
Investor Shares		29,622
Select Shares		1,167
Institutional Shares		1,124
Trustees' fees		69
Custodian and portfolio accounting fees		1,317
Professional fees		57
Registration fees		464
Shareholder reports		183
Other expenses	+	196
Total expenses		81,345
Expense reduction	−	17,673
Net expenses		**63,672**

Increase in Net Assets from Operations

Total investment income		163,520
Net expenses	−	63,672
Net investment income		**99,848**
Increase in net assets from operations		**$99,848**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services 0.17% of the fund's assets. These fees are paid by Charles Schwab & Co.

For the fund's independent trustees only.

Includes $16,070 from the investment adviser (CSIM) and $1,603 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$99,848	$296,987
Net realized gains	–	1
Increase in net assets from operations	**99,848**	**296,988**

Distributions Paid

Dividends from net investment income		
Investor Shares	91,185	283,3030
Select Shares	4,121	6,346
Institutional Shares +	4,542	7,338
Total dividends from net investment income	**99,848**	**296,987**

The tax-basis components of distributions for the period ended 12/31/03 are:

Ordinary income	$296,987
Long-term capital gains	$–

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares on February 28, 2003.

Shares Sold

Investor Shares	9,176,263	22,006,388
Select Shares	1,277,441	2,532,939
Institutional Shares +	1,731,374	2,319,828
Total shares sold	**12,185,078**	**26,859,155**

Shares Reinvested

Investor Shares	76,655	263,067
Select Shares	3,227	5,541
Institutional Shares +	3,390	6,123
Total shares reinvested	**83,272**	**274,731**

Shares Redeemed

Investor Shares	(12,406,907)	(32,136,966)
Select Shares	(1,267,865)	(1,525,589)
Institutional Shares +	(1,515,531)	(2,126,860)
Total shares redeemed	**(15,190,303)**	**(35,789,415)**
Net transactions in fund shares	**(2,921,953)**	**(8,655,529)**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	30,593,818	39,249,346
Total decrease +	(2,921,953)	(8,655,528)
End of period	**$27,671,865**	**$30,593,818**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab Value Advantage Money Fund offers three share classes: Investor Shares, Select Shares and Institutional Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab Money Market, Government Money and U.S. Treasury Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Fund™

Semiannual Report
June 30, 2004

charles SCHWAB

In This Report

Schwab Municipal Money Fund

Sweep Shares: **SWXXX**
Value Advantage Shares™: **SWTXX**
Select Shares®: **SWLXX**
Institutional Shares: **SWOXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I founded Schwab 30 years ago, our goal was to offer investors the highest quality brokerage services at the lowest possible price.

As the company evolved and our client base grew, we continued to offer products and services that were aligned with this vision. Whether it was on-line trading, a mutual fund super-market, or specific funds that take advantage of new tax laws, we have a history of offering innovative products and services that are based on your investment needs.

Today, we continue to build on this heritage. More specifically, as we conceptualize, develop and analyze new products, we consistently question how our shareholders will benefit. We also research the ways in which the products are delivered, so we can continue to provide the products and services that will help you meet your financial goals. On the next page, Randy Merk, president of SchwabFunds®, elaborates on how some products may help to reduce your fund expenses.

On behalf of SchwabFunds®, I thank you for investing with us, and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab

Management's Discussion for the six months ended June 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

To elaborate on Chuck Schwab's letter on the previous page, we not only listen to our shareholders' requests, we also try to anticipate your investing needs. Because we know that fees and expenses can reduce your mutual fund returns, we consistently look for ways that we can offer you a better value.

One way we can help you is by offering lower-priced share classes for some of the more popular SchwabFunds. Select Shares® and Value Advantage Shares™ are share classes that offer lower expense levels in exchange for higher investment minimums. I like to compare it to buying name-brand products in bulk from a warehouse-type store, rather than purchasing smaller quantities from the corner market. It's the same product but is less expensive when you can buy in bulk.

Our Value Advantage Shares, for example, are available for many of our money funds if you initially invest $25,000 or more. The expense levels on these types of shares can be lower than what the Sweep Shares for the same fund carry.

This is why I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, as well as which of our stock and bond funds offer Select Shares, our investment consultants are available to assist you.

Thank you for investing with us.

Sincerely,



Walter Beveridge, a portfolio manager, is responsible for day-to-day management of the fund. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

The Investment Environment and the Fund

The encouraging economic climate that was reported in late 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation. Most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%.

For the first four months of the period, short-term muni yields were unchanged to lower. It wasn't until May and June that we saw a significant rise in yields as it appeared increasingly obvious that the Fed was going to tighten monetary policy. During the six-month period ending June 30, yields on the municipal money funds decreased by an average 0.07%. The weighted average maturities of our municipal money market funds during the report period were an average 15 days longer than our peers.

The fund purchased weekly variable-rate notes and commercial paper with maturities of less than six months during the first four months of the year, as they offered the best relative value while rates remained range bound. Just prior to the Fed tightening, fixed-rate notes with maturities from 6-13 months became very attractive, and we increased our holdings in them. The yield spread between one-year notes and three-month commercial paper widened to approximately 0.50% during this time, significantly higher than the 0.15% three-year average for this spread.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 6/30/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares	Select Shares	Institutional Shares
Seven-Day Yield[1]	0.47%	0.68%	0.78%	0.89%
Seven-Day Yield–No Waiver[2]	0.31%	0.54%	0.54%	0.54%
Seven-Day Effective Yield[1]	0.47%	0.68%	0.78%	0.89%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	0.72%	1.05%	1.20%	1.37%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	60 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	69%

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yield assumes a 2004 maximum federal regular income tax rate of 35.00%. Investment income may be subject to the Alternative Minimum Tax.

Financial Statements

Financial Highlights

Sweep Shares	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	(0.00)[1]	0.01	0.02	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.20[2]	0.46	0.91	2.23	3.53	2.70
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.66[3]	0.66	0.66	0.66	0.67[4]	0.66
Gross operating expenses	0.81[3]	0.81	0.82	0.83	0.84	0.85
Net investment income	0.40[3]	0.46	0.90	2.21	3.47	2.67
Net assets, end of period ($ x 1,000,000)	7,478	7,494	7,435	7,265	6,780	6,090

Value Advantage Shares	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.01	0.02	0.04	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.01)	(0.02)	(0.04)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.30[2]	0.68	1.12	2.45	3.75	2.91
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[3]	0.45	0.45	0.45	0.46[5]	0.45
Gross operating expenses	0.58[3]	0.58	0.59	0.61	0.64	0.65
Net investment income	0.61[3]	0.68	1.11	2.35	3.70	2.89
Net assets, end of period ($ x 1,000,000)	3,667	3,901	4,480	3,778	2,919	2,270

* Unaudited.

1 Per-share amount was less than $0.01.

2 Not annualized.

3 Annualized.

4 The ratio of net operating expenses would have been 0.66% if certain non-routine expenses (proxy fees) had not been included.

5 The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Select Shares	1/1/04– 6/30/04*	6/2/03[1]– 12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.00[2]	(0.00)[2]
Less distributions:		
Dividends from net investment income	(0.00)[2]	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	0.35[3]	0.39[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.35[4]	0.35[4]
Gross operating expenses	0.58[4]	0.58[4]
Net investment income	0.71[4]	0.68[4]
Net assets, end of period ($ x 1,000,000)	638	474

Institutional Shares	1/1/04– 6/30/04*	6/2/03[1]– 12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.00[2]	(0.00)[2]
Less distributions:		
Dividends from net investment income	(0.00)[2]	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	0.41[3]	0.45[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.24[4]	0.24[4]
Gross operating expenses	0.58[4]	0.58[4]
Net investment income	0.82[4]	0.80[4]
Net assets, end of period ($ x 1,000,000)	1,248	718

* Unaudited.

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

• Tender option bond

▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
104.3% Municipal Securities	13,586,446	13,586,446
104.3% Total Investments	13,586,446	13,586,446
(4.3)% Other Assets and Liabilities		(553,985)
100.0% Total Net Assets		13,032,461

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Municipal Securities 104.3% of net assets

Alabama 0.8%

Alabama IDA
✚■ IDRB (Scientific Utilization) Series 1996
1.36%, 07/07/04 — 1,890 — 1,890

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Birmingham Special Care Facilities Financing Auth ✚■ Health Care Facility RB (Eastern Health System) Series 2003A 1.08%, 07/07/04	36,500	36,500
Daphne Utilities Board ✚◗■ Water, Gas & Sewer Refunding RB Series 2000 1.08%, 07/07/04	8,100	8,100
Decatur IDB ■ Exempt Facilities Refunding RB (Nucor Steel Decatur) Series 2003A 1.12%, 07/07/04	17,000	17,000
Dothan IDB ✚■ IDRB (Baxley Blowpipe) Series 1997 1.58%, 07/07/04	300	300
Ft Payne IDA ✚■ IDRB (Charleston Hosiery) Series 1997 1.22%, 07/07/04	1,000	1,000
Hoover Board of Education ✚◗■• Capital Outlay TAN Series 2001 1.12%, 07/07/04	9,860	9,860
Indian Springs Village ✚■ RB (Joseph Bruno Montessori Academy) Series 1999 1.19%, 07/07/04	1,255	1,255
Scottsboro ✚■ School Warrants Series 1997 1.08%, 07/07/04	3,870	3,870
Stevenson IDB ✚■ Environmental Improvement RB (Mead Corp) Series 1997 1.20%, 07/07/04	17,300	17,300
Tuscaloosa Cnty ✚■ IDRB (Knight Specialties) Series 1998 1.24%, 07/07/04	940	940
		98,015

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Alaska 0.2%		
Alaska HFC		
✚▶■• General Mortgage RB Series 1999A 1.12%, 07/07/04	21,805	21,805
▶■• General Mortgage RB Series 2002A 1.14%, 07/07/04	5,995	5,995
Valdez		
■ Marine Terminal Refunding RB (BP Pipelines) Series 2003B 1.10%, 07/01/04	800	800
■ Marine Terminal Refunding RB (Exxon Pipeline Co) Series 1993A 0.98%, 07/01/04	200	200
		28,800
Arizona 0.3%		
Arizona Health Facilities Auth		
✚▶■ Hospital RB (Northern Arizona Healthcare System) Series 1996B 1.08%, 07/07/04	7,250	7,250
✚▶■ RB (Arizona Voluntary Hospital Federation Pooled Loan Program) Series 1985B 1.08%, 07/07/04	9,310	9,310
Chandler IDA		
✚■ IDRB (South Bay Circuits) Series 1999A 1.25%, 07/07/04	1,300	1,300
Maricopa Cnty IDA		
✚■ M/F Mortgage Refunding RB (San Fernando Apts) Series 2004 1.13%, 07/07/04	7,750	7,750
Phoenix Civic Improvement Corp		
✚■ Subordinated Excise Tax RB (Airport Improvements) Series 1995 1.07%, 07/07/04	1,000	1,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Yavapai Cnty IDA		
✚▶■ Hospital RB (Yavapai Regional Medical Center) Series 1997B 1.08%, 07/07/04	14,350	14,350
		40,960
Arkansas 0.1%		
Arkansas Development Finance Auth		
✚■ IDRB (C&C Holding Co) Series 1998 1.20%, 07/07/04	995	995
Independence Cnty		
✚■ IDRB (Ideal Baking Co) Series 1997 1.20%, 07/07/04	2,800	2,800
✚■ IDRB (Townsends) Series 1996 1.16%, 07/07/04	9,000	9,000
		12,795
California 8.2%		
Access Loans For Learning Studen Loan Corp		
✚■ Student Loan Program RB Senior Series II-A8 1.12%, 07/07/04	22,150	22,150
✚■ Student Loan Program RB Senior Series II-A9 1.10%, 07/07/04	32,000	32,000
✚■ Student Loan Program RB Series II-A1 1.13%, 07/07/04	35,000	35,000
✚■ Student Loan Program RB Series II-A2 1.12%, 07/07/04	20,000	20,000
✚■ Student Loan Program RB Series II-A3 1.13%, 07/07/04	23,700	23,700
Bay Area Toll Auth		
✚▶■ San Francisco Bay Area Toll Bridge RB Series 2003C 1.06%, 07/07/04	15,000	15,000
California		
✚■ Economic Recovery Bonds Series 2004C-10 1.04%, 07/07/04	25,000	25,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Economic Recovery Bonds Series 2004C-11 1.03%, 07/07/04	122,000	122,000
+▶■ Economic Recovery Bonds Series 2004C-15 1.07%, 07/07/04	110,000	110,000
+▶■ Economic Recovery Bonds Series 2004C-21 1.08%, 07/07/04	44,900	44,900
California Dept of Water Resources		
+■ Power Supply RB Series 2002C-10 1.09%, 07/07/04	5,000	5,000
+■ Power Supply RB Series 2002C-17 1.06%, 07/07/04	1,700	1,700
+▶■ Power Supply RB Series 2002C-7 1.09%, 07/07/04	62,320	62,320
California HFA		
+▶■ Home Mortgage RB 2000 Series J 1.06%, 07/07/04	34,420	34,420
+▶■ Home Mortgage RB 2000 Series N 1.06%, 07/07/04	4,200	4,200
+▶■ Home Mortgage RB 2003 Series H 1.09%, 07/07/04	4,700	4,700
▶■ M/F Housing RB III Series 2002 E 1.08%, 07/07/04	20,000	20,000
▶■• S/F Mortgage RB Draw Down Series 2003B 1.17%, 07/07/04	4,580	4,580
California School Cash Reserve Program Auth		
+ Pool Bonds Series 2003A 1.15%, 07/06/04	50,000	50,006
+▲ Pool Bonds Series 2004A 1.60%, 07/06/05	100,000	101,377
CHELA Financial		
+■ Student Loan RB Series 1987C 0.95%, 07/01/04	71,000	71,000
Student Loan Senior Lien Refunding RB Series 1992 A-4		
+ 1.05%, 03/01/05	6,000	6,000
+ 1.15%, 03/01/05	10,725	10,725
Los Angeles Cnty		
▲ TRAN Series 2004A 1.60%, 06/30/05	100,000	101,374
Los Angeles Convention & Exhibition Center Auth		
+▶■ Refunding Lease RB Series 2003E 1.05%, 07/07/04	27,700	27,700
Los Angeles Dept. of Water & Power		
▶■ Power System RB Series 2001B-2 1.07%, 07/07/04	13,800	13,800
Los Angeles Unified SD 2003-2004 TRAN Series A-2 1.15%, 07/01/04	10,000	10,000
Sacramento Cnty		
+■ COP (Administration Center & Courthouse) Series 1990 1.06%, 07/07/04	16,000	16,000
San Bernardino Cnty		
+▶■ COP (Medical Center) Series 1998 1.02%, 07/07/04	2,000	2,000
San Francisco City & Cnty Redevelopment Agency		
+■ Community Facilities District #4 RB (Mission Bay North) Series 2002-North 1.07%, 07/07/04	7,000	7,000
San Jose		
+■ M/F Housing RB (Almaden Lake Village Apts) Series 1997A 1.07%, 07/07/04	4,500	4,500
Santa Rosa		
+■ Wastewater Refunding RB Series 2004A 1.10%, 07/07/04	23,000	23,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Southern California Home Financing Auth		
◗■• S/F Mortgage RB Draw Down Series 2002 1.17%, 07/07/04	25,020	25,020
Southern California Metropolitan Water District		
◗■ Water Refunding RB Series 2001 B-1 1.07%, 07/07/04	16,000	16,000
		1,072,172
Colorado 3.6%		
Arapahoe Cnty		
+■ Refunding IDRB (Denver Jetcenter) Series 1997 1.30%, 07/30/04	3,500	3,500
Arvada		
+◗■ Water Enterprise RB Series 2001 1.25%, 07/30/04	4,200	4,200
Colorado Housing & Finance Auth		
+■ Economic Development RB (Pemracs) Series 2000A 1.20%, 07/07/04	3,440	3,440
S/F Mortgage Class I Bonds Series 2003C4 1.18%, 11/01/04	5,000	5,000
S/F Mortgage Class I Bonds Series 2003C5 1.13%, 11/01/04	13,000	13,000
◗■• S/F Program Senior Bonds Series 1995D 1.23%, 07/07/04	1,295	1,295
Colorado Student Loan Auth		
+◗■ Senior Lien Student Loan RB Series 1999A-2 1.10%, 07/07/04	28,400	28,400
+◗■ Senior Lien Student Loan RB Series 1999A-3 1.10%, 07/07/04	29,800	29,800
+◗■ Student Loan Program Senior Bonds Series 1990A 1.08%, 07/07/04	14,400	14,400
+◗■ Student Loan RB Series 1989A 1.10%, 07/07/04	49,400	49,400
Colorado		
▲ 2004 TRAN 1.58%, 06/27/05	108,000	109,444
1.60%, 06/27/05	38,400	38,923
Denver City & Cnty		
+■ Airport System RB Series 1992F 1.15%, 07/07/04	18,250	18,250
+■ Airport System RB Series 1992G 1.15%, 07/07/04	18,725	18,725
+◗■ Airport System Refunding RB Series 2000B 1.14%, 07/07/04	10,000	10,000
+◗■ Airport System Refunding RB Series 2000C 1.15%, 07/07/04	50,000	50,000
+ Airport System Refunding RB Series 2001A 1.10%, 11/15/04	9,550	9,697
+◗■ Refunding COP (Wellington E. Webb Municipal Office Building) Series 2003 C-3 1.06%, 07/07/04	20,000	20,000
Lowry Economic Development Auth		
+■ IDRB Series 2002B 1.06%, 07/07/04	14,140	14,140
+■ Refunding RB Series 2002A 1.06%, 07/07/04	11,360	11,360
Regional Transportation District		
+ Subordinate Lien Sales Tax Revenue TECP Series 2001A 1.18%, 08/16/04	7,500	7,500
Westminster Economic Development Auth		
+■ Tax Increment RB (Westminster Plaza) Series 1997A 1.25%, 07/07/04	6,430	6,430
		466,904
Delaware 1.2%		
Delaware Economic Development Auth		
+◗■ RB (Hospital Billing & Collection Service) Series 1985 1.02%, 07/07/04	51,235	51,235

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■ RB (Hospital Billing & Collection Service) Series 1985C 1.02%, 07/07/04	60,300	60,300
New Castle Cnty		
✚■ Airport Facility RB (Flightsafety International) Series 2002 1.15%, 07/07/04	16,600	16,600
Sussex Cnty		
✚■ IDRB (Perdue-Agrirecycle) Series 2000 1.16%, 07/07/04	5,300	5,300
✚■ RB (Baywood) Series 1997A 1.30%, 07/07/04	2,400	2,400
Wilmington		
✚■ RB (Delaware Art Museum) Series 2003 1.05%, 07/07/04	21,800	21,800
		157,635
District of Columbia 1.4%		
District of Columbia		
✚■ Enterprise Zone RB (Crowell & Moring) Series 2001 1.13%, 07/07/04	3,700	3,700
Fiscal Year 2004 GO TRAN 1.12%, 09/30/04	125,000	125,271
✚◗■ GO Bonds Series 2003D-3 1.05%, 07/07/04	20,000	20,000
GO Refunding Bonds Series 1999B		
✚◗■• 1.12%, 07/07/04	14,640	14,640
✚◗■• 1.12%, 07/07/04	6,215	6,215
✚■ RB (American Psychological Assn) Series 2003 1.13%, 07/07/04	2,755	2,755
✚■ RB (Arnold & Porter) Series 1999 1.16%, 07/07/04	2,700	2,700
Washington DC Metropolitan Area Transit Auth		
✚◗■• Gross Revenue Transit Refunding Bonds Series 2003 1.25%, 10/27/04	8,360	8,360
		183,641

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Florida 4.4%		
Brevard Cnty Educational Facilities Auth		
✚■ RB (Florida Institute of Technology Project) Series B 1.08%, 07/07/04	10,000	10,000
Brevard Cnty HFA		
✚■ M/F Housing Refunding RB (Shore View Apts) Series 1995 1.05%, 07/07/04	1,900	1,900
Broward Cnty		
✚◗■ Subordinate Port Facilities Refunding RB (Port Everglades) Series 1998 1.15%, 07/07/04	5,100	5,100
Broward Cnty Educational Facilities Auth		
✚■ Educational Facilities RB (Nova Southeastern University) Series 2000A 1.08%, 07/07/04	11,200	11,200
✚■ Educational Facilities RB (Nova Southeastern University) Series 2004A 1.10%, 07/01/04	4,000	4,000
Broward Cnty HFA		
✚■ M/F Housing RB (Landings of Inverrary Apts) 1985 Series 1.10%, 07/07/04	7,500	7,500
✚■ M/F Housing Refunding RB (Island Club Apts) Series 2001A 1.10%, 07/07/04	3,000	3,000
✚■ M/F Housing Refunding RB (Water's Edge) Series 1997 1.08%, 07/07/04	400	400
✚■ M/F Housing Variable Rate Demand RB (Sanctuary Apts) 1985 Series 1.10%, 07/07/04	9,000	9,000
Charlotte Cnty		
✚◗■ Refunding RB, Series 2003A 1.08%, 07/07/04	12,405	12,405

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Refunding RB, Series 2003B 1.08%, 07/07/04	2,700	2,700
Charlotte Cnty HFA		
+■ M/F Housing RB Series 2000 (Murdock Circle Apartments) 1.11%, 07/07/04	10,340	10,340
Collier Cnty HFA		
+■ M/F Housing RB, Series 2001A (Brittany Bay Apts) 1.06%, 07/07/04	3,350	3,350
Collier Cnty IDA		
+■ Educational Facilities RB (Community School of Naples) Series 2002 1.08%, 07/07/04	7,950	7,950
Dade Cnty		
+▶■ Water and Sewer System RB Series 1994 1.05%, 07/07/04	4,625	4,625
Eustis		
+■ RB, Installment 1997A 1.08%, 07/07/04	3,560	3,560
Florida HFA		
+■ Housing RB (Ashley Lake Park II) Series 1989J 1.06%, 07/07/04	13,530	13,530
+■ Housing RB 1996 Series F (Caribbean Key Apts) 1.10%, 07/07/04	3,400	3,400
+■ Housing RB Series 1996P (Tiffany Club Apts) 1.10%, 07/07/04	5,820	5,820
+■ Housing RB Series 1996U (Heron Park) 1.06%, 07/07/04	3,800	3,800
+■ M/F Guaranteed Mortgage RB 1983 Series K (Oaks At Regency) 1.06%, 07/07/04	6,925	6,925
+■ M/F Housing RB 1985 Series MM (Buena Vista Place) 1.00%, 07/07/04	10,000	10,000
+■ M/F Housing RB 1985 Series XX (Cameron Cove Apts) 1.55%, 07/07/04	2,100	2,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing Refunding RB (Reflections Apts) Series 2001 K-A 1.08%, 07/07/04	12,500	12,500
+■ M/F Housing Refunding RB 1998 Series J (South Pointe) 1.06%, 07/07/04	5,500	5,500
+■ M/F Mortgage RB 2003 Series N (Pinnacle Pointe Apts) 1.11%, 07/07/04	7,915	7,915
+■ M/F Mortgage RB 2003 Series P (Wexford Apts) 1.11%, 07/07/04	7,500	7,500
+■ M/F Mortgage Refunding RB 2002 Series J-1 (Victoria Park Apts) 1.08%, 07/07/04	8,900	8,900
+■ RB 1999 Series I-1 (Heritage Pointe Apts) 1.10%, 07/07/04	5,300	5,300
+■ RB 1999 Series P (Timberline Apts) 1.06%, 07/07/04	6,135	6,135
Florida Local Government Finance Commn		
+ Pooled TECP Series 1994A 1.00%, 08/12/04	4,200	4,200
Greater Orlando Aviation Auth		
+▶■ Airport Facilities RB Series 2002E 1.06%, 07/07/04	34,430	34,430
Gulf Breeze		
+▶■ Local Government Loan Program RB Series 1985B 1.08%, 07/07/04	17,840	17,840
+▶■ Local Government Loan Program RB Series 1985E 1.08%, 07/07/04	3,505	3,505
Halifax Hospital Medical Center		
+■ RB (Florida Health Care Plan) Series 1998 1.06%, 07/07/04	5,200	5,200
Hillsborough Cnty Educational Facilities Auth		
+■ RB (Univ of Tampa) Series 2000 1.13%, 07/07/04	5,600	5,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Jacksonville Economic Dev Comm		
+■ Educational Facilities RB (Episcopal High School) Series 2002 1.05%, 07/07/04	5,600	5,600
Jacksonville Electric Auth		
▶■• Electric System RB Series Three 2000A 1.12%, 07/07/04	3,580	3,580
Jacksonville Health Facilities Auth		
+■ Health Facilities RB (River Garden/The Coves) Series 1994 1.14%, 07/07/04	3,415	3,415
Lakeland		
+■ Educational Facilities RB (Florida Southern College) Series 1999 1.08%, 07/07/04	12,900	12,900
Lee Cnty HFA		
+■ M/F Housing RB Series 2002A (University Club Apts) 1.12%, 07/07/04	6,500	6,500
Manatee Cnty HFA		
+■ M/F Housing RB Series 2000A (Sabal Palm Harbor Apts) 1.11%, 07/07/04	4,200	4,200
Miami-Dade Cnty Expway Auth		
+ Toll System TECP 0.95%, 07/27/04	15,000	15,000
Miami-Dade Cnty IDA		
+■ IDRB (Airbus Service Co) Series 1998A 1.22%, 07/07/04	1,225	1,225
+▶■ IDRB (Airis Miami LLC) Series 1999A 1.10%, 07/07/04	4,900	4,900
Nassau Cnty		
+■ Pollution Control Private Activity RB Series 1999 (Rayonier) 1.40%, 07/07/04	7,665	7,665
Okeechobee Cnty		
+■ Exempt Facility RB (Okeechobee Landfill) Series 1999 1.17%, 07/07/04	7,000	7,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange Cnty Health Finance Auth		
Refunding Program RB (Pooled Hospital Loan) Series 1985		
+ 0.98%, 07/22/04	14,000	14,000
+ 1.15%, 09/23/04	17,500	17,500
Orange Cnty HFA		
+■ Housing Refunding RB (Highland Pointe Apts) Series 1998J 1.08%, 07/07/04	7,455	7,455
+■ M/F Housing RB (West Pointe Villas Apts) Series 2000F 1.13%, 07/07/04	5,750	5,750
+■ M/F Housing Refunding RB (Andover Place Apts) Series 1998F 1.08%, 07/07/04	7,770	7,770
+■ M/F Housing Refunding RB (Smokewood/Sun Key Apts) 1992 Series A 1.06%, 07/07/04	13,000	13,000
+■ M/F Housing Refunding RB 2001 Series E (Heather Glen Apts) 1.03%, 07/07/04	11,900	11,900
Orange Cnty IDA		
+■ Educational Facilities RB (UCF Hospitality School Student Housing Foundation) Series 2004 1.05%, 07/07/04	9,000	9,000
+■ RB (Center For Drug Free Living) Series 1999 1.09%, 07/07/04	9,095	9,095
Orlando & Orange Cnty Expressway Auth		
+ Expressway Refunding RB Series 2003A 0.94%, 07/01/04	3,455	3,455
+▶■ Expressway Refunding RB Series 2003C-2 1.06%, 07/07/04	4,500	4,500
+▶■ Refunding RB Series 2003 C-4 1.06%, 07/07/04	14,330	14,330

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orlando Utilities Commission		
▶■ Water & Electric RB Series 2002B		
1.08%, 07/07/04	1,800	1,800
Palm Beach Cnty		
+■ Economic Development Refunding & Improvement RB (YMCA) Series 2003		
1.09%, 07/07/04	13,700	13,700
+■ RB (Comprehensive Alcoholism Rehabilitation Programs) Series 2000		
1.09%, 07/07/04	5,100	5,100
Pasco Cnty SD		
+▶■ COP Series 1996		
1.08%, 07/07/04	20,000	20,000
Pinellas Cnty Educational Facilities Auth		
+■ RB (Canterbury School) Series 2000		
1.06%, 07/07/04	2,040	2,040
+■ RB (Shorecrest Preparatory School) Series 2001		
1.06%, 07/07/04	1,000	1,000
Pinellas Cnty IDA		
+■ RB (Pact) Series 2003		
1.08%, 07/07/04	8,100	8,100
Pinellas Cnty Industry Council		
+■ RB (Operation Par) Series 1999		
1.14%, 07/07/04	4,980	4,980
Santa Rosa Cnty		
+■ Health Facilities RB (Baptist Hospital) Series 2003		
1.08%, 07/07/04	7,905	7,905
Southeast Volusia Hospital District		
+■ RB (Bert Fish Medical Center) Series 1995		
1.16%, 07/07/04	8,250	8,250
Tallahassee-Leon Cnty Civic Center Auth		
+■ Capital Improvement RB Series 1998A		
1.08%, 07/07/04	13,400	13,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Tampa		
+■ Health Care Facilities RB (Lifelink Foundation) Series 1997		
1.08%, 07/07/04	4,500	4,500
+■ RB (Tampa Preparatory School) Series 2000		
1.08%, 07/07/04	11,000	11,000
Tampa Bay Water Utility		
+■ Utility System RB Series 2002		
1.15%, 07/07/04	7,000	7,000
Volusia Cnty Educational Facilities Auth		
+■ Educational Facilities RB (Bethune-Cookman College Project) Series 2001		
1.05%, 07/07/04	9,200	9,200
		574,845
Georgia 4.6%		
Atlanta		
+▶■• Airport General Refunding RB Series 2000A		
1.16%, 07/07/04	11,195	11,195
+▶■• Airport General Refunding RB Series 2000C		
1.18%, 07/07/04	3,385	3,385
+▶■ Airport General Refunding RB Series 2003RF-B1		
1.08%, 07/07/04	73,330	73,330
+▶■ Airport General Refunding RB Series 2003RF-C2		
1.08%, 07/07/04	16,710	16,710
+▶■• Airport General Refunding RB Series 2003RF-D		
1.18%, 07/07/04	6,180	6,180
Atlanta Urban Residential Finance Auth		
+■ M/F Housing RB (Brentwood Creek Apts) Series 1999		
1.16%, 07/07/04	4,525	4,525
+■ M/F Housing RB (Brentwood Meadows Apts) Series 1999		
1.16%, 07/07/04	2,935	2,935
+■ M/F Housing RB (Brentwood Village Apts) Series 1999		
1.16%, 07/07/04	5,940	5,940

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Carver Redevelopment Phase III) Series 2001 1.13%, 07/07/04	3,500	3,500
+■ M/F Housing RB (Delmonte/ Brownlee Court), Series 2001A 1.16%, 07/07/04	4,600	4,600
+■ M/F Housing RB (M St Apts) Series 2003 1.18%, 07/07/04	7,000	7,000
+■ M/F Housing RB (Peaks at West Atlanta Apts) Series 2001 1.13%, 07/07/04	5,000	5,000
+■ M/F Senior Housing RB (Big Bethel Village) Series 2001 1.13%, 07/07/04	4,500	4,500
Augusta Housing Auth		
+■ M/F Housing RB (G-Hope) Series 2001 1.16%, 07/07/04	3,800	3,800
Bartow Cnty		
+■ IDRB (Bartow Paving Co) Series 1998 1.22%, 07/07/04	1,800	1,800
+■ IDRB (CW Matthews Contracting Co) Series 1997 1.15%, 07/07/04	800	800
Cartersville Development Auth		
+■ IDRB (Cartersville Facilities) Series 1998 1.22%, 07/07/04	2,000	2,000
Cherokee Cnty		
+■ IDRB (Universal Alloy Corp) Series 1996 1.17%, 07/07/04	2,300	2,300
Clayton Cnty Development Auth		
+■ IDRB (Wilson Holdings) Series 1998 1.21%, 07/07/04	600	600
+■ Special Facilities RB (Delta Air Lines) Series 2000C 1.13%, 07/07/04	19,500	19,500
Clayton Cnty Housing Auth		
+■ M/F Housing RB (Hyde Park Club Apts) Series 1997 1.11%, 07/07/04	12,095	12,095

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Cobb Cnty Housing Auth		
+■ M/F Housing RB (Walton Green Apts) Series 1995 1.17%, 07/07/04	13,500	13,500
+■ M/F Housing RB (Woodchase Village Apt) Series 2003 1.16%, 07/07/04	4,000	4,000
+■ M/F Housing Refunding RB (Walton Park Apts) Series 2000 1.12%, 07/07/04	21,100	21,100
Columbus Development Auth		
+■ RB (Foundation Properties) Series 2000 1.11%, 07/07/04	3,900	3,900
+■ RB (Foundation Properties) Series 2002 1.11%, 07/07/04	11,430	11,430
Columbus Housing Auth		
+■ M/F Housing RB (Eagles Trace Apts) Series 2002 1.13%, 07/07/04	6,400	6,400
Crisp Cnty - Cordele IDA		
+■ RB (Georgia Ductile) Series 2000 1.17%, 07/07/04	12,700	12,700
Dalton Development Auth		
+■ Revenue Certificates (Hamilton Health Care System) Series 2003B 1.08%, 07/07/04	15,750	15,750
Dawson Cnty		
+■ IDRB (World Wide Mnfg) Series 1998 1.22%, 07/07/04	2,200	2,200
Dekalb Cnty Development Auth		
+■ RB (Arbor Montessori School) Series 1998 1.08%, 07/07/04	1,100	1,100
Dekalb Cny Housing Auth		
+■ M/F Housing RB (Brittany Apts) Series 2001 1.13%, 07/07/04	8,000	8,000
+■ M/F Housing RB (Eagles Trace Apts) Series 1996 1.10%, 07/07/04	8,850	8,850

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Mountain Crest Apts) Series 2002 1.13%, 07/07/04	7,915	7,915
+■ M/F Housing RB (Villas of Friendly Heights Apts) Series 2001 1.16%, 07/07/04	3,575	3,575
+■ M/F Housing RB (Wesley Club Apts) Series 2002 1.13%, 07/07/04	5,970	5,970
Douglas Cnty IDA		
+■ IDRB (Blue Circle Aggregates) Series 1997 1.15%, 07/07/04	3,800	3,800
Effingham Cnty IDA		
+■ RB (TEMCOR) Series 2001 1.16%, 07/07/04	3,685	3,685
Fayette Cnty Dev Auth		
+■ Educational Facilities RB (Catholic School Properties) Series 1999 1.09%, 07/07/04	10,100	10,100
Forsyth Cnty Dev Auth		
+■ Economic Development RB (Federal Road) Series 2001 1.13%, 07/07/04	7,000	7,000
Fulton Cnty Dev Auth		
+■ RB (Atlanta International School) Series 1997 1.08%, 07/07/04	2,600	2,600
◗■ RB (Robert W. Woodruff Arts Center) Series 2004A 1.05%, 07/07/04	10,000	10,000
◗■ RB (Robert W. Woodruff Arts Center) Series 2004B 1.05%, 07/07/04	16,000	16,000
+■ RB (Trinity School) Series 2001 1.08%, 07/07/04	7,000	7,000
Gainesville Redevelopment Auth		
+■ Educational Facilities RB (Riverside Military Academy) Series 1999 1.09%, 07/07/04	29,800	29,800
Georgia		
◗■• GO Bonds Series 1998B 1.14%, 07/07/04	20,245	20,245

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Gordon Cnty Development Auth		
+■ RB (Constantine Dyeing) Series 2001 1.13%, 07/07/04	4,150	4,150
Gwinnett Cnty Housing Auth		
+■ M/F Housing RB (Post Court) Series 1998 1.05%, 07/07/04	5,000	5,000
Hart Cnty		
+■ Refunding RB & IDRB (Dundee Mills) Series 1994 1.16%, 07/07/04	2,115	2,115
Houston Cnty Development Auth		
+■ IDRB (Douglas Asphalt Co) Series 2000 1.16%, 07/07/04	1,800	1,800
Jefferson Cnty Dev Auth		
+■ IDRB (Grove River Mills) Series 1997 1.22%, 07/07/04	1,800	1,800
Laurens Cnty Development Auth		
+■ Solid Waste Disposal RB (Southeast Paper Mnfg Co) Series 1993 1.16%, 07/07/04	25,000	25,000
+■ Solid Waste Disposal RB (Southeast Paper Mnfg Co) Series 1997 1.08%, 07/07/04	26,000	26,000
Lawrenceville Housing Auth		
+■ M/F Housing RB (Chatham Club Apts) Series 2002 1.16%, 07/07/04	7,700	7,700
Lowndes Cnty Development Auth		
+■ M/F Housing RB (FMPH Valdosta Partnership) Series 1999 1.16%, 07/07/04	4,840	4,840
Macon-Bibb Cnty Hospital Auth		
+■ Revenue Anticipation Certificates (Medical Center of Central Georgia) Series 1998 1.08%, 07/07/04	4,000	4,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Miller Cnty Development Auth		
+■ IDRB (Birdsong Corp) Series 2000 1.16%, 07/07/04	2,700	2,700
Pike Cnty Development Auth		
+■ IDRB (Southern Mills) Series 2003 1.22%, 07/07/04	4,000	4,000
Roswell Housing Auth		
+■ M/F Housing Refunding RB (Wood Crossing) Series 1994 1.09%, 07/07/04	11,650	11,650
Savannah Economic Development Auth		
+■ Exempt Facility RB (Georgia Kaolin Terminal) Series 1997 1.15%, 07/07/04	11,000	11,000
+■ Exempt Facility RB (Home Depot) Series 1995B 1.16%, 07/07/04	5,000	5,000
+■ First Mortgage RB (Marshes of Skidaway Island) Series 2003C 1.15%, 07/07/04	15,000	15,000
Savannah Housing Auth		
+■ M/F Housing RB (Indigo Pointe Apts) Series 2001A-1 1.16%, 07/07/04	3,500	3,500
+■ M/F Housing RB (Live Oak Plantation Apts) Series 2001A-1 1.16%, 07/07/04	2,500	2,500
Summerville Development Auth		
+■ Exempt Facility RB (Image Industries) Series 1997 1.17%, 07/07/04	11,000	11,000
Thomasville Hospital Auth		
+■ Revenue Anticipation Certificates (John D. Archbold Memorial Hospital) Series 2003 1.05%, 07/07/04	5,900	5,900
Walton Cnty Development Auth		
+■ RB (Tucker Door & Trim Corp) Series 2000 1.26%, 07/07/04	2,600	2,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Webster Cnty IDA		
+■ IDRB (Tolleson Lumber Co) Series 1999 1.17%, 07/07/04	4,800	4,800
Whitfield Cnty Dev Auth		
+■ RB (Product Concepts Residential) Series 2001 1.13%, 07/07/04	720	720
Winder-Barrow Cnty Joint Development Auth		
+■ Solid Waste Disposal RB (Republic Services) Series 2002 1.13%, 07/07/04	8,000	8,000
Winder-Barrow Industrial Building Auth		
+■ IDRB (Progress Container Corp) Series 2000 1.16%, 07/07/04	2,605	2,605
Worth Cnty		
+■ Refunding IDRB (Seabrook Peanut Co) Series 1996B 1.16%, 07/07/04	1,300	1,300
		602,995
Hawaii 0.7%		
Hawaii		
+▶■• Special Purpose Refunding RB Series 2000 (Hawaiian Electric Co) 1.17%, 07/07/04	9,095	9,095
Hawaii Airports System		
+ Airport System RB Series 2003 1.00%, 07/07/04	25,000	25,000
+▶■• Airport System Refunding RB Series 2000B 1.18%, 07/07/04	2,215	2,215
Hawaii Housing Finance & Development Corp		
▶■• S/F Mortgage Purchase RB Series 1997I 1.23%, 07/07/04	4,060	4,060
Hawaii, state of		
+▶■• GO Bonds of 2002 Series CZ 1.12%, 07/07/04	5,900	5,900

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Honolulu City & County		
GO Bonds Series 2001C		
✚▸■ 1.18%, 12/02/04	16,700	16,700
✚▸■ 1.18%, 12/02/04	16,600	16,600
✚▸■• GO Bonds Series 2003A		
1.14%, 07/07/04	14,995	14,995
		94,565
Idaho 0.6%		
Idaho		
2004 TAN		
1.58%, 06/30/05	50,000	50,697
1.59%, 06/30/05	25,000	25,346
Idaho HFA		
✚■ Housing RB (Assisted Living Concepts) Series 1997		
1.20%, 07/07/04	3,190	3,190
Idaho State University Foundation		
✚■ RB Series 2001 (LE & Thelma E. Stephens Performing Arts Center) Series 2001		
1.10%, 07/07/04	3,955	3,955
		83,188
Illinois 6.7%		
Aurora		
✚■ M/F Housing Refunding RB (Apts of Fox Valley Villages) Series 1999A		
1.06%, 07/07/04	9,445	9,445
Carol Stream		
✚■ M/F Housing Refunding RB (St Charles Square) Series 1997		
1.20%, 07/07/04	4,415	4,415
Chicago		
▸■• Collateralized S/F Mortgage RB Series 1999A		
1.23%, 07/07/04	3,060	3,060
✚▸■ GO Bonds Series 2002B		
1.09%, 07/07/04	20,000	20,000
✚▸■ GO Refunding Bonds Series 2003 B-1		
1.08%, 07/07/04	43,000	43,000
✚ GO Tender Series 2004		
1.05%, 01/13/05	28,500	28,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ IDRB (Morse Automotive Corp) Series 1995		
1.13%, 07/07/04	1,400	1,400
✚▸■• Midway Airport RB Series 1998C		
1.14%, 07/07/04	24,480	24,480
✚■ RB (Homestart Program) Series 2000A		
1.18%, 07/07/04	6,000	6,000
✚■ Second Lien Water RB Series 2000		
1.03%, 07/07/04	2,000	2,000
▸■• Senior Lien Water RB Series 2000		
1.14%, 07/07/04	12,975	12,975
Chicago Board of Education		
✚▸■• Unlimited Tax GO Bonds Series 1997		
1.13%, 07/07/04	7,120	7,120
Chicago O'Hare International Airport		
✚■ General Airport Second Lien RB Series 1988B		
1.06%, 07/07/04	12,600	12,600
✚■ General Airport Second Lien RB Series 1994B		
1.09%, 07/07/04	41,484	41,484
✚▸■• General Airport Third Lien Refunding RB Series 2003 A-2		
1.18%, 07/07/04	5,295	5,295
✚▸■• General Airport Third Lien Refunding RB Series 2003 B-2		
1.15%, 07/07/04	10,800	10,800
✚▸■• Second Lien Passenger Facility Charge RB Series 2001A		
1.17%, 07/07/04	11,070	11,070
✚▸■• Second Lien Passenger Facility Charge RB Series 2001A		
1.18%, 07/07/04	6,315	6,315
✚■ Special Facilities RB (O'Hare Tech Center II) Series 2002		
1.16%, 07/07/04	15,500	15,500
✚■ Special Facility Refunding RB (Lufthansa German Airlines) Series 2001		
1.10%, 07/07/04	43,770	43,770

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Chicago Park District		
Corporate Purpose Tax Anticipation Warrants Series 2004A		
1.55%, 05/01/05	16,000	16,191
Dupage Cnty		
+■ RB (Morton Arboretum) Series 2003		
1.08%, 07/07/04	10,000	10,000
East Dundee, Kane & Cook Counties		
+■ IDRB (Otto Engineering) Series 1998		
1.16%, 07/07/04	1,860	1,860
Elmhurst		
+■ IDRB (Elm Machining Corp) Series 1997		
1.28%, 07/07/04	1,880	1,880
Hampshire		
+■ IDRB (Poli-Film America) Series 1998A		
1.20%, 07/07/04	3,200	3,200
Illinois		
+▶■• Civic Center Bonds Series 1991		
1.18%, 07/07/04	2,940	2,940
GO Bonds Illinois First Series 2000		
+▶■• 1.12%, 07/07/04	5,000	5,000
+▶■• 1.14%, 07/07/04	14,000	14,000
+▶■• GO Bonds Illinois First Series 2002		
1.14%, 07/07/04	14,125	14,125
+ GO Bonds Series 1994		
0.83%, 08/01/04	3,860	3,954
▶■ GO Bonds Series 2003B		
1.06%, 07/07/04	5,000	5,000
GO Certificates Series June of 2004		
1.19%, 10/22/04	50,000	50,124
1.20%, 10/22/04	48,000	48,118
Illinois Development Finance Auth		
+■ Development RB (Korex Corp) Series 1990		
1.20%, 07/07/04	4,000	4,000
+▶■• Gas Supply Refunding RB Series 2003E (People's Gas)		
1.21%, 07/07/04	14,995	14,995
+■ IDRB (Arc-Tronics) Series 1999		
1.10%, 07/07/04	1,990	1,990
+■ IDRB (Camcraft Inc) Series 1993		
1.30%, 07/07/04	2,200	2,200
+■ IDRB (Plano Molding Co) Series 1990		
1.25%, 07/07/04	4,300	4,300
+■ IDRB (Radiological Society of North America) Series 1997		
1.11%, 07/07/04	3,480	3,480
+■ IDRB (Rich Graphics Corp) Series 1996		
1.28%, 07/07/04	2,335	2,335
+▶■ Qualified Residential Rental Bonds (River Oaks) Series 1989		
1.10%, 07/07/04	32,000	32,000
+■ RB (Francis W. Parker School) Series 1999		
1.04%, 07/07/04	2,500	2,500
+■ RB (Aurora Central Catholic High School) Series 1994		
1.35%, 07/07/04	1,000	1,000
+■ RB (Carmel High School) Series 2003		
1.10%, 07/07/04	3,200	3,200
+■ RB (Catholic Charities Housing Development Corp) Series 1993A		
1.25%, 07/07/04	9,160	9,160
+■ RB (Catholic Charities Housing Development Corp) Series 1993B		
1.25%, 07/07/04	910	910
+■ RB (Chicago Academy of Sciences) Series 1997		
1.10%, 07/07/04	2,615	2,615
+■ RB (Chicago Academy of Sciences) Series 1998		
1.10%, 07/07/04	5,700	5,700
+■ RB (Chicago Horticultural Society) Series 1999		
1.10%, 07/07/04	18,000	18,000
+■ RB (Lake Forest Academy) Series 1994		
1.10%, 07/07/04	4,000	4,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Loyola Academy) Series 2001		
1.10%, 07/07/04	10,000	10,000
+■ RB (McCormick Theological Seminary) Series 2001B		
1.10%, 07/07/04	12,500	12,500
+■ RB (Perspectives Charter School) Series 2003		
1.08%, 07/07/04	5,500	5,500
+■ RB (Presbyterian Home Lake Forest Place) Series 1996A		
1.10%, 07/07/04	7,000	7,000
+■ RB (Presbyterian Homes Two Arbor Lane) Series 2001		
1.10%, 07/07/04	9,000	9,000
+■ RB (Rest Haven Convalescent Home) Series 1997		
1.66%, 07/07/04	7,000	7,000
+■ RB (Sacred Heart Schools) Series 2003		
1.10%, 07/07/04	4,600	4,600
+■ RB (Slovak American Charitable Assn) Series 2000		
1.10%, 07/07/04	7,815	7,815
+■ RB (St. Ignatius College Prep) Series 2002		
1.10%, 07/07/04	2,800	2,800
+■ RB (St. Ignatius College) Series 1994		
1.10%, 07/07/04	2,200	2,200
+■ RB (Wheaton Academy) Series 1998		
1.10%, 07/07/04	9,000	9,000
+■ Residential Rental RB (FC Harris Pavilion) Series 1994		
1.06%, 07/07/04	7,200	7,200
+◗■ Water Facilities Refunding RB (Illinois-American Water Co) Series 2002		
1.13%, 07/01/04	5,000	5,000
Illinois Education Facility Auth		
+■ RB (Chicago Historical Society) Series 1989		
1.05%, 07/07/04	7,800	7,800
+◗■• RB (Shedd Aquarium) Series 1997		
1.12%, 07/07/04	2,000	2,000
Illinois Health Facilities Auth		
+■ RB (Bensenville Home Society) Series 1989A		
1.10%, 07/07/04	2,050	2,050
+◗■• RB (Ingalls Health System) Series 1994		
1.12%, 07/07/04	18,305	18,305
+■ RB (Villa St. Benedict) Series 2003B		
1.16%, 07/07/04	10,250	10,250
+■ RB (Washington & Jane Smith Home) Series 1991		
1.10%, 07/07/04	2,800	2,800
Illinois Housing Development Auth		
■ Homeowner Mortgage Revenue Notes Series 2004 B-2		
1.04%, 04/01/05	14,000	14,000
+■ M/F Mortgage Refunding RB (Hyde Park Tower Apts) Series 2000A		
1.10%, 07/07/04	4,500	4,500
Illinois Student Assistance Commission		
+■ Student Loan RB Series 1996A		
1.10%, 07/07/04	7,600	7,600
Lombard		
+■ Refunding IDRB (B&H Partnership) Series 1995		
1.48%, 07/07/04	1,850	1,850
Metropolitan Pier & Exposition Auth		
+◗■• McCormick Place Expansion & Refunding Bonds Series 1999A-C		
1.14%, 07/07/04	9,790	9,790
+ McCormick Place Expansion Refunding Bonds Series 1996A		
1.15%, 12/15/04	5,000	5,110
+◗■• McCormick Place Expansion Refunding Bonds Series 1998A		
1.14%, 07/07/04	14,355	14,355
+◗■• McCormick Place Expansion Refunding Bonds Series 2002B		
1.12%, 07/07/04	18,490	18,490

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Oak Forest		
+■ RB (Homewood) Series 1989		
1.08%, 07/07/04	10,000	10,000
Orland Park		
+■ IDRB (Orland Properties) Series 1986A		
1.45%, 07/07/04	750	750
Palatine		
+■ Special Facility Limited Obligation RB (Little City for Community Development) Series 1998		
1.10%, 07/07/04	4,000	4,000
Regional Transportation Auth		
GO Refunding Bonds Series 1999		
+◗■• 1.14%, 07/07/04	12,055	12,055
+◗■• 1.14%, 07/07/04	9,730	9,730
Richton Park		
+■ IDRB (Avatar Corp) Series 1997		
1.22%, 07/07/04	1,800	1,800
Rockford		
+■ IDRB (Ring Can Corp) Series 1998		
1.16%, 07/07/04	1,220	1,220
+■ IDRB (Rockford Industrial Welding Supply) Series 1996		
1.28%, 07/07/04	2,000	2,000
Tinley Park		
+■ IDRB (Beverly Mnfg Co) Series 1997A		
1.33%, 07/07/04	2,165	2,165
University of Illinois		
+◗■• Auxiliary Facilities RB Series 1999A		
1.12%, 07/07/04	3,500	3,500
◗■ COP (Utility Infrastructure) Series 2004		
1.06%, 07/07/04	10,000	10,000
Will-Kankakee Regional Development Auth		
+■ IDRB Series 2002 (Toltec Steel Services) Series 2002		
1.19%, 07/07/04	7,390	7,390
Yorkville		
+■ IDRB (FE Wheaton & Co) Series 1996		
1.28%, 07/07/04	950	950
		872,081
Indiana 1.4%		
Elkhart Cnty		
+■ Economic Development RB (West Plains Apts) Series 1998A		
1.15%, 07/07/04	1,850	1,850
Gary Redevelopment District		
+■ Economic Growth RB Series 2001A		
1.14%, 07/07/04	5,670	5,670
Indiana Development Finance Auth		
+■ IDRB (Big Sky Park) Series 1999		
1.16%, 07/07/04	5,200	5,200
+■ IDRB (Cives Corp) Series 1998		
1.17%, 07/07/04	7,150	7,150
Indiana Health Facilities Financing Auth		
+◗■ Insured RB Series 1985A		
1.05%, 07/07/04	4,400	4,400
RB (Ascension Health Credit Group) Series 2001A-2		
0.98%, 07/02/04	45,000	45,000
■ RB (Ascension Health) Series 2001-A-3		
1.60%, 03/01/05	16,000	15,942
■ RB (Ascension Health) Series 2001-A-4		
1.60%, 03/01/05	20,000	19,927
Indiana HFA		
◗■• S/F Mortgage RB Series 1998 D-2		
1.23%, 07/07/04	9,995	9,995
◗■• S/F Mortgage RB Series 2000 B-2		
1.25%, 07/07/04	6,255	6,255
Indianapolis		
+■ M/F Housing RB (Nora Pines Apts) Series 2001		
1.13%, 07/07/04	5,500	5,500

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• Thermal Energy System RB Series 2001A 1.14%, 07/07/04	9,900	9,900
Indianapolis Airport Auth + Subordinate TECP Notes 1.08%, 08/11/04	8,750	8,750
Marion +■ Economic Development RB (Indiana Wesleyan Univ) Series 2000 1.05%, 07/07/04	7,500	7,500
St Joseph Cnty +■ Economic Development RB (Corby Apts) Series 1997B 1.20%, 07/07/04	3,430	3,430
+■ Economic Development RB (Pin Oaks Apts) Series 1997A 1.20%, 07/07/04	1,000	1,000
+■ Economic Development RB (Western Manor Apts) Series 1997C 1.20%, 07/07/04	2,130	2,130
University of Southern Indiana +▶■ Auxiliary System RB Series 2001B 1.06%, 07/07/04	10,600	10,600
Vigo Cnty +■ Economic Development RB (Sisters of Providence) Series 2001 1.19%, 07/07/04	3,500	3,500
		173,699

Iowa 1.1%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Iowa Higher Education Loan Auth +■ Private College Facility RB (Graceland Univ) Series 2003 1.13%, 07/07/04	2,000	2,000
+■ Private College Facility RB (St Ambrose University) Series 2003 1.08%, 07/01/04	495	495
Iowa School Corporations + Cash Anticipation Program Warrant Certificates 2004-2005 Series A 1.59%, 06/30/05	95,000	96,314

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Iowa Student Loan Liquidity Corp +▶■ Student Loan RB Series 1988B 1.10%, 07/07/04	46,500	46,500
		145,309

Kansas 0.6%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Kansas Dept of Transportation ▶■• Highway RB Series 1999 1.14%, 07/07/04	37,500	37,500
Wichita +■ Airport Facilities Refunding RB (Cessna Citation Service Center) 1997 Series III 1.10%, 07/07/04	11,245	11,245
+■ Airport Facility Refunding & Improvement RB (Flightsafety Intl) 1999 Series II 1.15%, 07/07/04	26,170	26,170
		74,915

Kentucky 0.9%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Elizabethtown +■ IDRB (ALTEC) Series 1997 1.16%, 07/07/04	3,000	3,000
Jefferson Cnty +■ M/F Housing Refunding RB (Camden Brookside Apts) Series 2002 1.13%, 07/07/04	8,900	8,900
+■ Sports Stadium RB (Univ of Louisville Athletic Assn) Series 1997 1.23%, 07/07/04	3,500	3,500
Kentucky Higher Education Student Loan Corp +▶■ Insured Student Loan RB Series 1991E 1.06%, 07/07/04	12,600	12,600
+▶■ Insured Student Loan RB Series 1996A 1.06%, 07/07/04	23,850	23,850
Kentucky Housing Corp. ▶■• Housing RB Series 1998F 1.23%, 07/07/04	19,320	19,320
▶■• Housing RB Series 1999H 1.17%, 07/07/04	9,685	9,685

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◧▪• Housing RB Series 2002A 1.20%, 07/07/04	5,480	5,480
Louisville & Jefferson Cnty Metropolitan Sewer District ✚◧▪• Sewage & Drainage System RB Series 1999A 1.14%, 07/07/04	6,115	6,115
Louisville & Jefferson Cnty Visitors & Convention Comm ✚◧▪ Dedicated Tax Refunding RB (Kentucky International Convention Center Expansion) Series 2004B 1.05%, 07/07/04	15,175	15,175
Richmond ✚▪ IDRB (Mikron) Series 1995 1.12%, 07/07/04	7,175	7,175
Wickliffe ✚▪ Pollution Control & Solid Waste Disposal Refunding RB (Westvaco Corp) Series 2001 1.05%, 07/07/04	4,250	4,250
		119,050
Louisiana 1.8%		
Calcasieu Parish IDB ✚▪ Refunding IDRB (Weingarten Realty Investors) Series 1995 1.13%, 07/07/04	1,990	1,990
Ernest N. Morial - New Orleans Exhibit Hall Auth. ✚◧▪• Senior Subordinate Special Tax Bonds Series 2003A 1.14%, 07/07/04	4,995	4,995
Lafayette Parish IDB ✚▪ Refunding IDRB (Westwood Village) Series 1995 1.13%, 07/07/04	3,735	3,735
Lafayette Public Power Auth ✚◧▪• Electric Refunding RB Series 2003A&B 1.14%, 07/07/04	5,310	5,310

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Lake Charles Harbor & Terminal District ✚▪ Dock & Wharf RB (Conoco Inc) Series 2000 1.11%, 07/07/04	10,500	10,500
Louisiana Local Government Environmental Facilities & Community Development Auth ✚▪ RB (University of Louisiana Monroe Facilities) Series 2004A 1.00%, 07/07/04	8,000	8,000
Louisiana Offshore Terminal Auth ✚▪ Deepwater Port Refunding RB First State Series 1992A 1.08%, 07/07/04	10,000	10,000
✚▪ Deepwater Port Refunding RB Series 2003B 1.08%, 07/07/04	5,700	5,700
Louisiana Public Facility Auth ✚◧▪ Lease Purchase RB Series 2003 1.13%, 07/07/04	20,000	20,000
✚▪ RB (Tiger Athletic Foundation) Series 2004 1.15%, 07/07/04	24,000	24,000
New Orleans Sewerage Service BAN Series 2003 1.12%, 08/01/04	50,000	50,037
New Orleans Aviation Board ✚◧▪ Refunding Bonds Series 1993B 1.08%, 07/07/04	5,160	5,160
Ouachita Parish IDB ✚▪ IDRB (Sulzer Escher Wyss) Series 1989 1.17%, 07/07/04	1,500	1,500
Parish of East Baton Rouge, IDB, Louisiana ✚▪ Solid Waste Disposal RB (Georgia-Pacific Corp) Series 2004 1.17%, 07/07/04	7,100	7,100

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
St James Parish		
Pollution Control Refunding RB (Texaco) Series 1988A		
1.12%, 07/13/04	36,500	36,500
Pollution Control Refunding RB (Texaco) Series 1988B		
1.12%, 07/13/04	44,030	44,030
		238,557
Maine 0.5%		
Maine		
2004 GO TAN		
1.59%, 06/30/05	52,000	52,720
Maine Finance Auth		
+■ RB (Jackson Laboratory) Series 2002		
1.13%, 07/07/04	5,900	5,900
Maine Housing Auth		
■■• Mortgage Purchase Bonds Series 2002 F-2		
1.18%, 07/07/04	5,020	5,020
		63,640
Maryland 1.0%		
Anne Arundel Cnty		
▶ TECP GO BAN Series A		
1.10%, 10/18/04	7,000	7,000
▶ TECP GO BAN Series B		
1.10%, 10/18/04	5,000	5,000
Baltimore Cnty		
▶ Consolidated Public Improvement TECP Series 2002		
1.03%, 08/13/04	18,000	18,000
Howard Cnty		
+■ M/F Housing Refunding RB (Sherwood Crossing Apts) Series 2003		
1.08%, 07/07/04	10,000	10,000
Maryland Community Development Administration		
▶■• S/F Program Bonds 1999 Third Series		
1.23%, 07/07/04	32,335	32,335

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Maryland Energy Financing Administration		
+■ Limited Obligation Local District Cooling Facilities RB (Comfort Link) Series 2001		
1.13%, 07/07/04	10,000	10,000
Maryland Health & Higher Educational Facilities Auth		
+▶■ RB (University of Maryland Medical System) Series 2004A		
1.08%, 07/07/04	10,000	10,000
Maryland State Economic Development Corp		
+■ IDRB (Dixon Valve & Coupling Co) Series 1998		
1.19%, 07/07/04	1,815	1,815
Montgomery County Housing Opportunities Comm		
S/F Mortgage RB 2004 Series C		
1.10%, 03/08/05	24,840	24,840
S/F Mortgage RB 2004 Series D		
1.15%, 03/08/05	3,985	3,985
		122,975
Massachusetts 6.1%		
Amesbury		
BAN		
1.02%, 02/13/05	10,170	10,212
Bedford		
BAN		
1.14%, 02/18/05	11,526	11,661
Chicopee		
2003 BAN		
1.18%, 11/19/04	26,536	26,619
Clinton		
BAN Series 2004		
1.07%, 02/04/05	20,000	20,110
Dighton-Rehoboth Regional SD		
BAN Series R-1		
1.64%, 06/03/05	17,500	17,717
Duxbury		
BAN		
1.12%, 01/14/05	15,511	15,584

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Easton		
BAN		
1.60%, 06/10/05	19,094	19,298
Everett		
BAN 2003		
1.07%, 09/10/04	30,000	30,039
Foxborough		
BAN		
1.63%, 06/16/05	21,235	21,459
Gateway Regional SD		
BAN		
1.22%, 02/10/05	12,092	12,222
Haverhill		
✚ BAN		
1.20%, 04/01/05	3,000	3,023
Hudson		
BAN		
1.27%, 05/13/05	25,419	25,795
Marion		
▲ BAN		
1.68%, 07/15/05	2,000	2,026
Marlborough		
BAN		
1.60%, 06/16/05	11,359	11,509
Masconomet Regional SD		
BAN		
1.10%, 02/10/05	10,000	10,054
1.12%, 02/10/05	7,000	7,037
Massachusetts		
GO Bonds Consolidated Loan Series 1999C		
1.10%, 09/01/04	1,900	1,912
✚◗■• GO Bonds Consolidated Loan Series 2001D		
1.13%, 07/07/04	2,785	2,785
◗■ GO Refunding Bonds 1998 Series A		
1.08%, 07/07/04	14,600	14,600
◗■ GO Refunding Bonds Series 2001B		
1.11%, 07/07/04	10,000	10,000
◗■ GO Refunding Bonds Series 2001C		
1.11%, 07/07/04	10,700	10,700
Massachusetts Bay Transit Auth		
✚◗■• General Transportation System Bonds Series 1999A		
1.09%, 07/07/04	9,000	9,000
Massachusetts Development Finance Agency		
✚■ M/F Housing RB Salem Heights Apts Series 2003A		
1.08%, 07/07/04	12,000	12,000
✚■ RB (Brandon Residential Treatment Center) Series 2003		
1.08%, 07/07/04	2,290	2,290
✚■ RB (FIBA Technologies) Series 2003		
1.13%, 07/07/04	2,200	2,200
✚■ RB Assumption College Issue, Series 2002A		
1.05%, 07/07/04	14,800	14,800
✚◗■ RB Boston University Issue Series R-3		
1.08%, 07/07/04	5,400	5,400
✚■ RB Dean College Issue, Series 1999		
1.08%, 07/07/04	2,860	2,860
✚■ RB Judge Rotenberg Center Issue, Series 2003		
1.04%, 07/07/04	11,815	11,815
✚◗■ RB Wentworth Institute of Technology Issue, Series 2000		
1.08%, 07/07/04	6,800	6,800
✚■ RB You Inc. Issue Series 2002		
1.04%, 07/07/04	4,200	4,200
Massachusetts Health & Educational Facilities Auth		
✚◗■ RB (Capital Assets Program) Series 1985D		
1.06%, 07/01/04	1,200	1,200
■ RB (Williams College) Series I		
1.05%, 04/01/05	15,000	15,000
✚◗■• RB Baystate Medical Center Issue Series D		
1.13%, 07/07/04	13,300	13,300
✚◗■ RB Hallmark Health System Issue Series 1998B		
1.06%, 07/07/04	10,100	10,100
◗■• RB Series K MIT Issue		
1.13%, 07/07/04	6,710	6,710

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB Sherrill House Issue, Series A-1		
1.06%, 07/07/04	2,700	2,700
Massachusetts HFA		
+▶■ Housing Bonds Series 2003F		
1.02%, 07/07/04	19,700	19,700
S/F Housing Notes Series Q		
1.02%, 12/01/04	5,000	5,000
Massachusetts IFA		
▶■ RB Whitehead Institute For Biomedical Research - 1995 Issue		
1.02%, 07/07/04	2,200	2,200
Massachusetts Turnpike Auth		
+▶■• Metropolitan Highway System Subordinate RB Series 1999A		
1.08%, 07/07/04	7,110	7,110
Massachusetts Water Pollution Abatement Trust		
▶■• Water Pollution Abatement RB (MWRA) Subordinate Series 1999A		
1.09%, 07/07/04	1,500	1,500
Medford		
BAN 2003		
1.10%, 09/10/04	7,000	7,012
1.15%, 09/10/04	15,000	15,024
Medway		
Unlimited Tax BAN		
1.04%, 03/18/05	15,000	15,101
Mendon-Upton Regional SD		
BAN 2004		
1.24%, 04/28/05	29,500	29,923
Millbury		
BAN		
1.45%, 01/21/05	3,200	3,210
Natick		
BAN		
1.09%, 04/29/05	12,900	12,996
New Bedford		
BAN		
1.14%, 02/25/05	12,950	13,022
Old Rochester Regional SD		
Unlimited Tax BAN 2003		
1.18%, 10/15/04	6,000	6,014

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Peabody		
BAN		
1.09%, 02/11/05	38,825	39,041
BAN Series 2003		
1.05%, 10/01/04	6,000	6,014
Ralph C. Mahar Regional SD		
▲ BAN		
1.69%, 07/14/05	20,000	20,258
Tewksbury		
BAN		
1.12%, 02/18/05	21,827	21,948
Waltham		
BAN		
1.09%, 02/01/05	56,150	56,448
Weston		
BAN		
1.09%, 02/11/05	30,393	30,562
Weymouth		
BAN		
1.02%, 03/10/05	25,000	25,125
1.46%, 03/10/05	10,000	10,105
Whitman-Hanson Regional SD		
BAN		
1.04%, 01/14/05	13,100	13,202
Williamstown		
Unlimited Tax BAN		
1.37%, 05/05/05	6,900	6,994
Woburn		
BAN		
1.19%, 04/08/05	22,000	22,094
		794,340
Michigan 6.3%		
Allen Park Public Schools		
▶■• Unlimited Tax School Building Bonds Series 2003		
1.14%, 07/07/04	7,760	7,760
Ann Arbor Economic Development Corp		
+■ Limited Oblgation Refunding RB (Glacier Hills) Series 2000B		
1.17%, 07/07/04	9,015	9,015
+■ Limited Obligation RB (Glacier Hills) Series 2000A		
1.17%, 07/07/04	12,985	12,985

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Detroit		
✚◗■• Sewage Disposal System RB Series 1999A 1.14%, 07/07/04	34,650	34,650
✚◗■• Sewage Disposal System Second Lien RB Series 2001B 1.16%, 07/07/04	4,260	4,260
✚◗■ Water Supply System Refunding Second Lien RB Series 2004-A 1.09%, 07/07/04	75,000	75,000
✚◗■ Water Supply System Refunding Second Lien RB Series 2004-B 1.09%, 07/07/04	32,000	32,000
✚◗■ Water Supply System Refunding Senior Lien RB Series 2003D 1.05%, 07/07/04	11,900	11,900
Detroit City SD		
✚◗■• School Building & Site Improvement Bonds Series 2001A 1.16%, 07/07/04	4,620	4,620
Georgetown Economic Development Corp		
✚■ Limited Obligation RB (Sunset Manor) Series 2000 1.17%, 07/07/04	9,030	9,030
Grand Rapids Economic Development Corp		
✚■ Refunding RB (Amway Hotel Corp) Series 1991A 1.13%, 07/07/04	8,755	8,755
Macomb Cnty Hospital Finance Auth		
✚■ Hospital Refunding RB (Mt Clemens General Hospital) Series 2003 A-1 1.19%, 07/01/04	21,650	21,650
✚■ Hospital Refunding RB (Mt Clemens General Hospital) Series 2003 A-2 1.26%, 07/01/04	9,500	9,500
Michigan		
GO Notes Series 2004A 0.98%, 09/30/04	60,000	60,152
◗ GO School Loan Bonds Series 2004A 1.10%, 12/01/04	25,000	25,000
Michigan Higher Education Student Loan Auth		
✚◗■ Student Loan RB 1990 Series XII-D 1.10%, 07/07/04	14,600	14,600
Michigan Hospital Financing Auth		
✚■ Hospital Refunding RB (Crittenton Hospital Medical Center) Series 2003A 1.11%, 07/01/04	7,900	7,900
✚■ RB (Martin Luther Memorial Home) Series 1997 1.10%, 07/07/04	7,760	7,760
Michigan Housing Development Auth		
✚◗■• S/F Mortgage RB Series 2001A 1.17%, 07/07/04	3,630	3,630
■ S/F Mortgage RB Series 2002D 1.20%, 12/15/04	9,000	9,000
Michigan State Building Auth		
✚ TECP Series 4 1.15%, 09/09/04	94,445	94,445
Michigan Strategic Fund		
✚■ Limited Obligation RB (Advance Plastics Corp) Series 1996 1.23%, 07/07/04	1,830	1,830
✚■ Limited Obligation RB (American Cancer Society) Series 2000 1.13%, 07/07/04	4,445	4,445
✚■ Limited Obligation RB (EPI Printers) Series 1997 1.23%, 07/07/04	960	960
✚■ Limited Obligation RB (Mans) Series 1991 1.23%, 07/07/04	630	630
✚■ Limited Obligation RB (Mans) Series 1998B 1.23%, 07/07/04	1,175	1,175

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Limited Obligation RB (Mechanics Uniform Rental Co) Series 1995 1.23%, 07/07/04	1,000	1,000
+▶■ Limited Obligation RB (Orchestra Place Renewal) Series 2000 1.18%, 07/07/04	15,000	15,000
+■ Limited Obligation RB (United Machining) Series 1998 1.23%, 07/07/04	4,000	4,000
+▶■ Limited Obligation Refunding RB (Detroit Edison Co) Series 2003A 1.18%, 07/07/04	5,995	5,995
Michigan Trunk Line Fund		
+▶■• State Trunk Line Fund Refunding Bonds Series 1998A 1.11%, 07/07/04	46,666	46,666
Oakland Cnty		
+■ Limited Obligation RB (Husky Envelope Products) Series 1999 1.23%, 07/07/04	2,360	2,360
+■ Limited Obligation RB Series 2000 (Pontiac Vision 2000 Schools) Series 2000 1.13%, 07/07/04	9,400	9,400
Wayne Cnty		
+▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Junior Lien Series 2001 1.11%, 07/07/04	81,975	81,975
+▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A 1.10%, 07/07/04	136,770	136,770
+▶■ Airport Refunding RB (Detroit Metropolitan Wayne County Airport) Series 1996B 1.10%, 07/07/04	48,590	48,590
		824,408

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Minnesota 1.2%		
Bloomington Port Auth		
+▶■ Special Tax Refunding RB (Mall of America) Series 1999B 1.15%, 07/07/04	8,500	8,500
Dakota Cnty Community Development Agency		
+▶■• S/F Mortgage RB Draw Down Series 2002 1.18%, 07/07/04	6,170	6,170
+■ S/F Mortgage Refunding RB Series 2003 1.05%, 08/01/04	10,000	10,000
Eden Prairie		
+■ M/F Housing RB (Eden Prairie Leased Housing Associates I) Series 2003A 1.25%, 07/07/04	6,000	6,000
Hennepin Cnty		
■ GO Refunding Bonds Series 1996C 1.25%, 07/07/04	2,050	2,050
Hennepin Cnty Housing & Redevelopment Auth		
+■ M/F Housing Refunding RB (Stone Arch Apts) Series 2002 1.15%, 07/07/04	2,800	2,800
Mendota Heights		
+■ Refunding IDRB (Dakota Business Plaza) Series 2000 1.35%, 07/07/04	2,300	2,300
Minneapolis		
+■ RB (Guthrie Theater) Series 2003A 1.08%, 07/07/04	18,000	18,000
Minneapolis-St Paul Metropolitan Airports Commission		
+▶■• Airport RB Series 2000B 1.18%, 07/07/04	5,225	5,225
+ Subordinate Revenue TECP Series B 1.20%, 09/07/04	17,500	17,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Minnesota Agricultural & Economic Development Brd		
+■ RB (Evangelical Lutheran Good Samaritan Society) Series 1996 1.15%, 07/07/04	7,400	7,400
Minnesota HFA		
■ Residential Housing Finance Bonds Series 2000M-1 1.20%, 12/23/04	10,000	10,000
◑■ Residential Housing Finance Bonds Series 2003B 1.10%, 07/07/04	4,300	4,300
■ Residential Housing Finance Bonds Series 2003F 1.00%, 07/22/04	33,840	33,840
Minnesota Higher Education Facilities Auth		
+■ RB (Univ of St. Thomas) Series 4-O 1.08%, 07/07/04	9,700	9,700
+■ RB (Univ of St. Thomas) Series 5-I 1.08%, 07/07/04	3,800	3,800
St Louis Park		
+■ M/F Housing RB (Park) Series 2002A 1.20%, 07/07/04	3,300	3,300
		150,885

Mississippi 0.4%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mississippi		
◑■• GO Refunding Bonds Series 2001 1.14%, 07/07/04	14,880	14,880
Mississippi Business Finance Corp		
+■ IDRB (Electric Mills Wood Preserving) Series 1999 1.21%, 07/07/04	5,000	5,000
+■ IDRB (Omega Motion) Series 1996 1.17%, 07/07/04	4,500	4,500
+■ IDRB (VC Regional Assembly & Mnfg) Series 2003 1.12%, 07/07/04	9,210	9,210

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mississippi Home Corp		
+◑■ S/F Mortgage RB Series 1997C 1.23%, 07/07/04	5,065	5,065
Mississippi Hospital Equipment & Facilities Auth		
+■ RB (Baptist Memorial Hospital) Series 2001 1.10%, 07/07/04	16,320	16,320
		54,975

Missouri 0.1%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Clay Cnty IDA		
+■ IDRB (KS Salad Real Estate) Series 1999 1.23%, 07/07/04	6,000	6,000
Missouri Development Finance Board		
+■ IDRB (Milbank Mnfg Co) Series 1997 1.27%, 07/07/04	3,000	3,000
St. Louis IDA		
+■ IDRB (Kessler Container) Series 1997A 1.15%, 07/07/04	2,000	2,000
Washington IDA		
+■ IDRB (Pauwels Transformers) Series 1995 1.39%, 07/07/04	2,800	2,800
		13,800

Montana 0.3%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Montana Health Facilities Auth		
+◑■ Health Care RB (Pooled Loan Program) Series 1985A 1.10%, 07/07/04	3,155	**3,155**

Nebraska 0.3%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Dodge Cnty		
+■ IDRB (Oilgear Co) Series 1997 1.33%, 07/07/04	1,110	1,110
Nebraska Investment Finance Auth		
◑■• S/F Housing RB Series 1998G 1.23%, 07/07/04	10,735	10,735
◑■• S/F Housing RB Series 1999E 1.17%, 07/07/04	1,465	1,465

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Stanton Cnty		
■ IDRB (Nucor Corp) Series 1996 1.12%, 07/07/04	19,300	19,300
		32,610
Nevada 1.2%		
Clark Cnty		
+▶■ Airport System Refunding RB Series 1993A 1.06%, 07/07/04	14,300	14,300
+▶■ Airport System Subordinate Lien RB Series 1995 A-2 1.06%, 07/07/04	1,200	1,200
+■ Airport System Subordinate Lien RB, Series 1999B-1 1.10%, 07/07/04	11,860	11,860
+■ Economic Development RB (Univ. of Nevada, Las Vegas Foundation) Series 1999 1.10%, 07/07/04	470	470
+■ IDRB (Southwest Gas Corp) Series 2003A 1.10%, 07/07/04	12,500	12,500
Clark Cnty SD		
+▶■• GO (Limited Tax) Building Bonds Series 2001F 1.12%, 07/07/04	21,715	21,715
Nevada Housing Division		
+■ Multi-Unit Housing Refunding RB (Oakmont) Series 2002 1.10%, 07/07/04	4,350	4,350
+■ Multi-unit Housing RB (Apache Pines Apts) Series 1999A 1.10%, 07/07/04	7,415	7,415
+■ Multi-unit Housing RB (Banbridge Apts) Series 2000A 1.10%, 07/07/04	3,960	3,960
+■ Multi-unit Housing RB (Bluffs Apts) Series 2002A 1.10%, 07/07/04	17,850	17,850
+■ Multi-unit Housing RB (City Center) Series 2000A 1.10%, 07/07/04	9,350	9,350
+■ Multi-unit Housing RB (Silver Pines Apts) Series 2002A 1.10%, 07/07/04	5,500	5,500
+■ Multi-unit Housing RB (Silver Terrace Apts) Series 2003A 1.10%, 07/07/04	5,150	5,150
+■ Multi-unit Housing RB (St Rose Seniors Apts) Series 2002A 1.10%, 07/07/04	14,770	14,770
+■ Multi-unit Housing RB Series 1989A 1.06%, 07/07/04	5,000	5,000
Washoe Cnty		
+▶■• GO Convention Center Refunding Bonds Series 2001A 1.12%, 07/07/04	21,000	21,000
		156,390
New Hampshire 0.8%		
New Hampshire Business Finance Auth		
+■ Solid Waste Disposal RB (Lonza Biologics) Series 2003 1.17%, 07/07/04	30,000	30,000
New Hampshire Health & Educational Facilities Auth		
+▶■ RB (Dartmouth-Hitchcock Obligated Group) Series 2001A 1.04%, 07/07/04	50,000	50,000
+■ RB (Riverwoods) Series 2003 1.10%, 07/07/04	8,850	8,850
New Hampshire HFA		
+▶■• S/F Mortgage Acquisition RB Series 1997C 1.23%, 07/07/04	2,425	2,425
+▶■• S/F Mortgage Acquisition RB Series 1998B 1.23%, 07/07/04	9,995	9,995
		101,270
New Jersey 0.3%		
Englewood		
▲ BAN 1.63%, 07/08/05	23,750	24,069

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Jersey Economic Development Auth		
+■ Economic Development RB (ENCAP Golf Holdings) Series 2004 1.08%, 07/07/04	45	45
New Jersey Health Care Facilities Financing Auth		
+■ RB Series 2004 A-4 1.04%, 07/07/04	2,000	2,000
New Jersey Housing & Mortgage Finance Agency		
S/F Housing RB Series 2004F 1.05%, 04/01/05	5,000	5,000
New Jersey Turnpike Auth		
+◗■ Turnpike RB Series 2000A 1.11%, 07/07/04	8,000	8,000
		39,114
New Mexico 0.2%		
Farmington		
+■ Hospital RB (San Juan Regional Medical Center) Series 2004B 1.11%, 07/07/04	5,000	5,000
Santa Fe		
+■ Gross Receipts Tax Subordinate Lien Wastewater System RB Series 1997B 1.10%, 07/07/04	16,600	16,600
		21,600
New York 5.5%		
Buffalo		
+ RAN 2003-2004 A 1.08%, 07/29/04	12,000	12,015
Dutchess Cnty IDA		
+■ Civic Facility RB (Trinity-Pawling School Corp) Series 1998 1.08%, 07/07/04	4,500	4,500
Jay Street Dev Corp		
+■ Courts Facility Lease RB (Jay Street Project) Fiscal 2004 Bonds A-2 1.05%, 07/07/04	6,000	6,000
Long Island Power Auth		
+◗■• Electric System RB Series 1998A 1.14%, 07/07/04	10,970	10,970
+◗■ Electric System Subordinated RB 1998 Series 7B 1.00%, 07/07/04	1,700	1,700
Metropolitan Transportation Auth		
+◗■ Dedicated Tax Fund Series 2002B 1.07%, 07/07/04	8,800	8,800
+◗■ Transportation RB Series 2004A-4 1.10%, 07/07/04	10,000	10,000
+◗■ Transportation Refunding RB Series 2002G-2 1.08%, 07/07/04	16,500	16,500
+◗■ Transportation Variable Rate RB Series 2004A-3 1.10%, 07/07/04	10,000	10,000
New York		
+ Environmental Quality 1986 GO Bonds Series 1998A 1.18%, 08/04/04	12,000	12,000
New York City		
+■ GO Bonds Fiscal 1994 Series A-7 1.04%, 07/01/04	1,000	1,000
+◗■• GO Bonds Fiscal 1998D 1.08%, 07/07/04	17,825	17,825
+◗■• GO Bonds Fiscal 2004 Series F 1.15%, 07/07/04	50,000	50,000
New York City Housing Development Corp		
+■ M/F Mortgage RB (2 Gold Street) 2003 Series A 1.03%, 07/07/04	5,000	5,000
+■ M/F Mortgage RB (Upper East), 2003 Series A 1.06%, 07/07/04	31,000	31,000
+■ M/F Rental Housing RB (One Columbus Place) Series 1998A 1.05%, 07/07/04	44,500	44,500
+■ M/F Rental Housing RB (Sierra) Series 2003A 1.05%, 07/07/04	9,300	9,300

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York City IDA		
+■ Special Facility RB (Korean Air Lines Co) Series 1997A 1.08%, 07/07/04	21,500	21,500
New York City Municipal Water Finance Auth		
+ TECP Series 5 1.07%, 07/07/04	15,000	15,000
◗ TECP Series 6 1.06%, 07/15/04	30,000	30,000
+◗■ Water & Sewer System RB Series 1994G 1.03%, 07/01/04	2,400	2,400
+◗■• Water & Sewer System RB Series 1996B 1.11%, 07/07/04	9,995	9,995
◗■ Water & Sewer System RB Series 2000C 1.04%, 07/07/04	12,500	12,500
+◗■• Water & Sewer System RB Series 2002 G 1.11%, 07/07/04	13,545	13,545
New York City Transitional Finance Auth		
◗■• Future Tax Secured Bonds Fiscal 1999C 1.08%, 07/07/04	14,760	14,760
◗■ Future Tax Secured Bonds Series 2001C 1.03%, 07/07/04	8,150	8,150
◗■• Future Tax Secured Refunding Bonds Series 2003A 1.11%, 07/07/04	4,640	4,640
◗■ Recovery Bonds Fiscal 2003 Series 2D 1.03%, 07/07/04	3,600	3,600
New York State Dormitory Auth		
+◗■• State University Educational Facilities RB Series 2000B 1.35%, 11/10/04	20,000	20,000
New York State Energy Research Dev Auth		
+◗■• Gas Facilities RB (Brooklyn Union Gas Co.) Series 1996 1.11%, 07/07/04	1,570	1,570
New York State HFA		
+■ 101 West End Ave Housing RB Series 1999A 1.08%, 07/07/04	40,050	40,050
+■ 150 E44th St Housing RB Series 2000A 1.08%, 07/07/04	56,120	56,120
+■ 250 W50th St Housing RB Series 1997A 1.03%, 07/07/04	37,000	37,000
+■ 350 W43rd St Housing RB Series 2002A 1.05%, 07/07/04	5,000	5,000
+■ 350 W43rd Street Housing RB 2004 Series A 1.05%, 07/07/04	9,400	9,400
+■ Helena Housing RB Series 2003A 1.03%, 07/07/04	12,200	12,200
+■ Housing RB (Avalon Chrystie Place I) Series 2004 A 1.08%, 07/07/04	20,000	20,000
+■ Service Contract Refunding RB Series 2003D 1.03%, 07/07/04	24,700	24,700
+■ Union Square South Housing RB Series 1996A 1.03%, 07/07/04	14,000	14,000
+■ W23rd St Housing RB Series 2002A 1.08%, 07/07/04	43,100	43,100
New York State Mortgage Agency		
◗■• Homeowner Mortgage RB Series 79 1.13%, 07/07/04	14,995	14,995
◗■• Homeowner Mortgage RB, Series 77-A 1.20%, 02/03/05	10,700	10,700
◗■• S/F Mortgage RB Series 92 1.13%, 07/07/04	4,055	4,055
Port Auth of New York & New Jersey		
+◗■• Special Project Bonds Series 6 JFK International Air Terminal 1.11%, 07/07/04	4,345	4,345

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Triborough Bridge & Tunnel Auth		
◗■• General Refunding RB Series 2002B		
1.10%, 07/07/04	9,995	9,995
Westchester Cnty IDA		
+■ IDRB (Levister Redevelopment Co) Series 2001A		
1.09%, 07/07/04	1,000	1,000
Yonkers IDA		
+◗■ Civic Facility RB (Consumers Union) Series 1994		
1.05%, 07/07/04	460	460
		715,890
North Carolina 2.3%		
Burke Cnty		
+■ IDRB (Bauer Industries) Series 1994		
1.22%, 07/07/04	2,155	2,155
Charlotte		
+◗■ Airport Refunding RB Series 1997A		
1.10%, 07/07/04	37,400	37,400
Durham Housing Auth		
+■ M/F Housing RB (Pendleton Townhomes) Series 2001		
1.13%, 07/07/04	5,490	5,490
Forsyth Cnty		
+■ RB (Plymouth Printing Co) Series 1998		
1.19%, 07/07/04	1,140	1,140
Gates Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Coxe-Lewis Corp) Series 1999		
1.27%, 07/07/04	1,080	1,080
Guilford Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Metalcraft of Mayville SE Mnfg) Series 1997		
1.15%, 07/07/04	1,500	1,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hertford Cnty Industrial Facilities & Pollution Control Financing Auth		
IDRB (Nucor Corp) Series 2000A		
■ 1.12%, 07/07/04	17,500	17,500
■ 1.15%, 07/07/04	26,500	26,500
Johnston Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Flanders Corp) Series 1998		
1.09%, 07/07/04	4,500	4,500
Mecklenburg Cnty		
◗■ GO Bonds Series 2003B		
1.05%, 07/07/04	10,000	10,000
North Carolina Capital Facilities Finance Agency		
+■ Capital Facilities RB (Durham Academy) Series 2001		
1.09%, 07/07/04	22,700	22,700
North Carolina Educational Facilities Finance Agency		
■ Educational Facilities RB (Davidson College) Series 2000B		
1.09%, 07/07/04	19,000	19,000
+■ Educational Facilities RB (High Point Univ) Series 1997		
1.09%, 07/07/04	4,610	4,610
+■ Educational Facilities RB (Queens College) Series 1999B		
1.09%, 07/07/04	5,755	5,755
North Carolina HFA		
◗■• Home Ownership RB Series 1A		
1.05%, 07/15/04	12,000	12,000
Rockingham Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (McMichael Mills) Series 1997		
1.17%, 07/07/04	1,600	1,600

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Rowan Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Taylor Clay Products) Series 1999 1.17%, 07/07/04	3,800	3,800
Sampson Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Crumpler Plastic Pipe) Series 1999 1.22%, 07/07/04	3,200	3,200
Union Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ RB (Rock-Tenn Converting Co) Series 1997 1.16%, 07/07/04	1,750	1,750
Wake Cnty		
◗■ Public Improvement Bonds Series 2003B 1.30%, 04/01/05	28,000	28,249
◗■ School Bonds Series 2004A 1.13%, 04/01/05	30,000	30,194
◗■ School Bonds Series 2004B 1.13%, 04/01/05	41,320	41,587
Wake Cnty Housing Auth		
+■ M/F Housing RB (Walnut Ridge Apts) Series 2000 1.16%, 07/07/04	10,075	10,075
Wilmington Housing Auth		
+■ M/F Housing RB (Garden Lakes Estates) Series 1999 1.16%, 07/07/04	7,140	7,140
		298,925
North Dakota 0.3%		
North Dakota Housing Finance Agency		
Home Mortgage Finance Program 2004 Series B		
◗■ 1.10%, 07/07/04	11,735	11,735
◗■ 1.10%, 07/07/04	12,990	12,990
Richland Cnty		
+■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996A 1.38%, 07/07/04	7,250	7,250
+■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996B 1.38%, 07/07/04	665	665
		32,640
Ohio 2.0%		
Akron, Bath & Copley Joint Township Hospital District		
+■ Hospital Facilities RB (Summa Health System Obligated Group) Series 2004B 1.10%, 07/07/04	7,500	7,500
Cleveland		
+■ Airport System RB Series 1997D 1.10%, 07/07/04	35,640	35,640
Cleveland-Cuyahoga Cnty Port Auth		
+■ RB (Euclid/93rd Garage) Series 2003 1.05%, 07/07/04	25,000	25,000
Cuyahoga Cnty		
+■ Economic Development RB (Hathaway Brown School) Series 1999 1.10%, 07/07/04	14,650	14,650
Hamilton		
+◗■ Electric System Refunding RB Series 2002A 1.08%, 07/07/04	26,050	26,050
Ohio		
■ Infrastructure Improvement Refunding GO Bonds Series 2004A 1.03%, 07/07/04	18,000	18,000
Ohio Air Quality Development Auth		
+■ Air Quality Development RB (JMG Funding) Series 1994A 1.06%, 07/07/04	30,725	30,725

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Air Quality Development RB (JMG Funding) Series 1994B		
1.15%, 07/07/04	14,400	14,400
Ohio HFA		
◗■• Residential Mortgage RB (MBS Program) Series 2000 A-1		
1.17%, 07/07/04	250	250
◗■• Residential Mortgage RB 2001C		
1.20%, 07/07/04	6,500	6,500
Ohio Higher Educational Facility Commission		
+■ Higher Educational Facility RB (Pooled Financing) Series 2003B		
1.10%, 07/07/04	5,000	5,000
Port of Greater Cincinnati Development Auth		
+■ RB (National Underground Railroad Freedom Center) Series 2003A		
1.10%, 07/07/04	15,000	15,000
University of Cincinnati		
General Receipts BAN Series 2004C		
1.03%, 03/28/05	37,122	37,387
1.13%, 03/28/05	5,000	5,032
+◗■ General Receipts Bonds Series 2004B		
1.08%, 07/07/04	20,000	20,000
		261,134
Oklahoma 1.0%		
Broken Bow EDA		
+■ Solid Waste Disposal RB (JM Huber) Series 2003A		
1.13%, 07/07/04	7,500	7,500
Muldrow Public Works Auth		
+■ IDRB (OK Foods) Series 1995		
1.40%, 07/07/04	5,000	5,000
Oklahoma Cnty Industrial Auth		
+■ RB (National Cowboy Hall of Fame) Series 1999		
1.08%, 07/07/04	1,080	1,080
Oklahoma Development Finance Auth		
+■ RB (Shawnee Funding) Series 1996		
1.16%, 07/07/04	3,100	3,100
Oklahoma HFA		
◗■• S/F Mortgage RB Series 1998B-2 & 2000C-2		
1.17%, 07/07/04	3,835	3,835
Oklahoma Student Loan Auth		
+◗■ Student Loan Bonds & Notes Series 1996A		
1.05%, 07/07/04	32,580	32,580
+◗■ Student Loan Bonds & Notes Series 1997A		
1.10%, 07/07/04	33,000	33,000
+◗■ Student Loan Bonds & Notes Series 1998A		
1.10%, 07/07/04	33,100	33,100
+◗■ Student Loan Bonds & Notes Series 2000A-4		
1.10%, 07/07/04	10,945	10,945
Tulsa IDA		
+■ RB (YMCA) Series 1999		
1.08%, 07/07/04	2,500	2,500
		132,640
Oregon 1.4%		
Oregon		
+■ Economic Development RB (Kettle Foods) 1998 Series 196		
1.12%, 07/07/04	4,870	4,870
Full Faith & Credit TAN Series 2003A		
1.07%, 11/15/04	42,000	42,184
Oregon Economic Development Commission		
+■ Economic Development RB (Pendleton Flour Mills) 1997 Series 182		
1.12%, 07/07/04	4,360	4,360
Oregon Health & Science University		
+■ Special RB Series 2004A (OHSU Medical Group)		
1.06%, 07/07/04	10,000	10,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Oregon Health, Housing, Educational & Cultural Facility		
+■ RB (Quatama Crossing) Series 1998A 1.15%, 07/07/04	8,510	8,510
Oregon Housing & Community Services Dept		
■ Mortgage RB (S/F Program) Series 20030 1.25%, 01/06/05	40,000	40,000
■ Mortgage RB (S/F Program) Series 2003M 1.20%, 01/06/05	7,000	7,000
■ Mortgage RB (Single-Family Mortgage Program) 2004 Series D 1.16%, 05/05/05	12,800	12,800
■ Mortgage RB (Single-Family Mortgage Program) 2004 Series E 1.21%, 05/05/05	13,400	13,400
Port of Portland		
+■ Special Obligation RB (Portland Bulk Terminals) Series 1996 1.12%, 07/07/04	28,000	28,000
+■ Special Obligation RB (Portland Bulk Terminals) Series 1999 1.12%, 07/07/04	4,500	4,500
Portland		
+■ M/F Housing RB (Village of Lovejoy Fountain) Series 1997 1.12%, 07/07/04	8,500	8,500
		184,124
Pennsylvania 7.9%		
Allegheny Cnty Hospital Development Auth		
+▶■• Hospital RB Series 1993 (Magee-Womens Hospital) 1.10%, 07/07/04	5,000	5,000
Allegheny Cnty Port Auth		
+ Grant Anticipation Notes Series 2004 1.63%, 06/30/05	15,000	15,201

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Blair County IDA		
+■ First Mortgage RB (Village at Penn State Project) Series 2002C 1.01%, 07/07/04	2,175	2,175
Cambria Cnty IDA		
+■ Resource Recovery RB (Cambria Cogen Co) Series 1998A-1 1.15%, 07/07/04	90,000	90,000
+■ Resource Recovery RB (Cambria Cogen Co) Series 1998A-2 1.34%, 07/07/04	15,005	15,005
Central Bucks SD		
+▶■ GO Series 2000A 1.13%, 07/07/04	1,550	1,550
Chester Cnty Health & Education Facilities Auth		
+■ RB (Simpson Meadows) Series 2000 1.08%, 07/07/04	3,805	3,805
Clarion Cnty IDA		
+■ Energy Development RB (Piney Creek) 1990 Series 1.10%, 07/07/04	4,465	4,465
Dauphin Cnty General Auth		
+▶■ RB (Education & Health Loan) Series 1997 1.13%, 07/07/04	7,285	7,285
Delaware Cnty IDA		
+■ Hospital RB (Crozer-Chester Medical Center Obligated Group) Series 2002 1.09%, 07/07/04	4,600	4,600
Delaware Valley Regional Finance Auth		
+▶■• Local Government RB 1998A 1.16%, 07/07/04	14,510	14,510
+▶■• Local Government RB Series 1998A 1.13%, 07/07/04	7,400	7,400
Emmaus General Auth		
+▶■ Bonds Series 1996 1.06%, 07/07/04	3,125	3,125

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Erie SD		
✚◗■• GO Bonds Series 2001A 1.22%, 11/03/04	15,845	15,845
Harrisburg Auth		
✚◗■ Water Refunding RB Series 2002B 1.13%, 07/07/04	5,000	5,000
✚◗■ Water Refunding RB Series 2003A 1.13%, 07/07/04	10,850	10,850
Lancaster Cnty Hospital Auth		
✚◗■ Health Center RB (Masonic Homes) Series 2002 1.06%, 07/07/04	17,435	17,435
Mercer Cnty		
✚◗■• GO Bonds Series 2001 1.11%, 07/07/04	9,000	9,000
Montgomery Cnty Higher Education & Health Auth		
✚■ RB Series 2001 (Madlyn & Leonard Abramson Center For Jewish Life) 1.09%, 07/07/04	5,500	5,500
Montgomery Cnty IDA		
✚ Pollution Control Refunding RB (Exelon Generation Co) Series 2002A 1.00%, 07/08/04	7,200	7,200
✚ Pollution Control Refunding RB (Peco Energy Co) Series 1994A 1.10%, 07/07/04	25,000	25,000
✚■ School RB (Friends' Central School) Series 2002 1.13%, 07/07/04	5,200	5,200
Montgomery Cnty Redevelopment Auth		
✚■ M/F Housing RB (Kingswood Apts) Series 2001A 1.05%, 07/07/04	1,205	1,205
✚■ M/F Housing Refunding RB (Glenmore Associates) Series 1995A 1.09%, 07/07/04	3,750	3,750
Northhampton Cnty		
✚◗■• County Agreement RB Series 2001 1.30%, 10/06/04	6,995	6,995
✚■ RB (Binney & Smith) Series 1997B 1.14%, 07/07/04	840	840
Norwin SD		
✚◗■• GO Bonds Series 2001A 1.35%, 11/10/04	12,500	12,500
Pennsylvania		
✚◗■• GO Bonds First Series 1995 1.14%, 07/07/04	1,000	1,000
◗■• GO Bonds First Series 2001 1.16%, 07/07/04	6,860	6,860
✚◗■• GO Bonds First Series 2003 1.10%, 07/07/04	5,000	5,000
✚◗■• GO Bonds First Series 2004 1.10%, 07/07/04	5,370	5,370
✚◗■• GO Bonds Second Series 2002 1.10%, 07/07/04	14,995	14,995
Pennsylvania Convention Center Auth		
✚◗■• RB Series 1989A 1.10%, 07/07/04	4,500	4,500
Pennsylvania Economic Development Financing Auth		
✚■ Exempt Facilities RB (Amtrak) Series 2001B 1.08%, 07/07/04	12,500	12,500
✚■ Exempt Facilities RB (Reliant Energy Seward) Series 2001A 1.13%, 07/07/04	71,900	71,900
✚■ Exempt Facilities RB (Reliant Energy Seward) Series 2002A 1.13%, 07/07/04	38,500	38,500
✚■ Exempt Facilities RB (Reliant Energy Seward) Series 2002B 1.10%, 07/07/04	18,000	18,000
✚■ RB (Westrum Hanover) Series 2004 1.10%, 07/07/04	800	800
Pennsylvania Energy Development Auth		
✚■ Energy Development RB (B&W Ebensburg) Series 1986 1.10%, 07/07/04	33,435	33,435

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Energy Development RB (Piney Creek) Series 1986A 1.10%, 07/07/04	21,475	21,475
+■ Energy Development RB (Piney Creek) Series 1986C 1.10%, 07/07/04	4,155	4,155
Pennsylvania HFA		
+▶■• S/F Mortgage RB Drawdown Series 2003 1.15%, 07/07/04	6,920	6,920
▶■• S/F Mortgage RB Series 1999A 1.08%, 08/05/04	18,820	18,820
▶■• S/F Mortgage RB Series 2002-74B 1.13%, 07/07/04	3,895	3,895
▶■• S/F RB Series 1998-64 1.09%, 11/04/04	495	495
Pennsylvania Higher Education Assistance Agency		
+▶■ Student Loan RB Series 1988A 1.05%, 07/07/04	38,600	38,600
+▶■ Student Loan RB Series 1988B 1.05%, 07/07/04	25,000	25,000
+▶■ Student Loan RB Series 1994A 1.05%, 07/07/04	16,000	16,000
+▶■ Student Loan RB Series 1997A 1.13%, 07/07/04	23,900	23,900
+▶■ Student Loan RB Series 1999A 1.10%, 07/07/04	74,300	74,300
+▶■ Student Loan RB Series 2000A 1.13%, 07/07/04	40,900	40,900
+▶■ Student Loan RB Series 2001A 1.13%, 07/07/04	21,900	21,900
+▶■ Student Loan RB Series 2003A-1 1.13%, 07/07/04	7,000	7,000
+▶■ Student Loan RB Series 2003A-2 1.13%, 07/07/04	28,000	28,000
Pennsylvania Public School Building Auth		
+▶■ School RB (Parkland SD) Series 1999D 1.13%, 07/07/04	6,600	6,600
Pennsylvania State University		
■ RB Series 2001A 1.08%, 07/07/04	1,300	1,300
Pennsylvania Turnpike Commission		
▶■ Turnpike RB Series 2001U 1.08%, 07/07/04	39,200	39,200
Philadelphia		
+▶■ Water & Wastewater RB Series 1997B 1.05%, 07/07/04	16,700	16,700
+▶■ Water & Wastewater Refunding RB Series 2003 1.07%, 07/07/04	7,000	7,000
Philadelphia Gas Works		
+▶■• RB Third Series 2001 1.10%, 07/07/04	5,995	5,995
Philadelphia Hospital & Higher Education Facilities A		
+■ RB (Wills Eye Hospital) Series 2000 1.08%, 07/07/04	7,000	7,000
Philadelphia IDA		
+▶■ Airport RB Series 1998A 1.05%, 08/05/04	12,710	12,710
+■ RB (City Line Holiday Inn) Series 1996 1.03%, 07/07/04	6,800	6,800
Quakertown General Auth		
+■ RB (Pooled Financing Program) Series 1996A 1.02%, 07/07/04	15,455	15,455
+■ RB (Pooled Financing Program) Series 1998A 1.02%, 07/07/04	1,705	1,705
Quakertown Hospital Auth		
+■ Hospital RB (HPS Group Pooled Financing Program) Series 1985 1.02%, 07/07/04	17,000	17,000
Temple University		
University Funding Obligations Series 2004 1.27%, 05/02/05	29,800	30,041
Washington Cnty Lease Auth		
+■ Municipal Facilities Lease RB (Reading II) Series 1985 A-1-B 1.04%, 07/07/04	7,600	7,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ Refunding RB (University of Pennsylvania) Series 2004		
1.08%, 07/07/04	10,000	10,000
West Cornwall Twp Municipal Auth		
+■ RB (Lebanon Valley Brethren Home) Series 1995		
1.11%, 07/07/04	1,720	1,720
		1,031,487
Rhode Island 0.8%		
Rhode Island Housing & Mortgage Finance Corp		
◗■• Home Ownership Opportunity Bonds 1998 Series 29A		
1.23%, 07/07/04	19,020	19,020
Rhode Island IDA		
+■ IDRB (Greystone of Lincoln) 2000 Series		
1.35%, 07/07/04	1,900	1,900
Rhode Island Student Loan Auth		
+◗■ Student Loan Program RB 1995 Series 1		
1.13%, 07/07/04	30,000	30,000
+◗■ Student Loan Program RB 1996 Series 1		
1.10%, 07/07/04	19,000	19,000
+◗■ Student Loan Program RB 1996 Series 2		
1.10%, 07/07/04	6,900	6,900
+◗■ Student Loan Program RB 1996 Series 3		
1.13%, 07/07/04	23,000	23,000
		99,820
South Carolina 1.6%		
Berkeley Cnty SD		
+◗■• School Building Bonds Series 2002		
1.15%, 07/07/04	7,575	7,575
Charleston Cnty SD		
▲ 2004 TAN		
1.51%, 04/15/05	70,000	70,540
Charleston Waterworks & Sewer System		
◗■ Refunding & Capital Improvement RB Series 2003A		
1.10%, 07/07/04	8,665	8,665
Florence Cnty Public Facilities Corp.		
+◗■ Refunding COP (Law Enforcement & Civic Centers) Series 2003		
1.08%, 07/07/04	27,290	27,290
Greenville IDA		
+■ IDRB (Stevens Aviation Technical Services) Series 1997		
1.22%, 07/07/04	3,500	3,500
South Carolina Association of Governmental Organizations		
1.53%, 04/15/05	15,000	15,142
South Carolina Housing & Development Auth		
+■ M/F Rental Housing RB (Ashley Apts) Series 1999		
1.16%, 07/07/04	4,105	4,105
+■ M/F Rental Housing RB (Piedmont Manor Apts) Series 2000B-1		
1.16%, 07/07/04	5,755	5,755
+■ M/F Rental Housing RB (Spartanburg Terrace Apts) Series 2000C-1		
1.16%, 07/07/04	1,960	1,960
+■ M/F Rental Housing Refunding RB (Fairway Apts) Series 2001A		
1.10%, 07/07/04	7,735	7,735
South Carolina Jobs Economic Development Auth		
+■ Economic Development RB (Holcim) Series 2003		
1.23%, 07/07/04	6,250	6,250
+■ Economic Development RB (Thomas & Betts Corp) Series 1997		
1.22%, 07/07/04	3,250	3,250

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Economic Development Refunding RB (Electric City Printing Co) Series 1994 1.22%, 07/07/04	1,800	1,800
+■ IDRB (Sanders Brothers Construction Co) Series 1996 1.22%, 07/07/04	700	700
South Carolina Public Service Auth ▸TECP 0.97%, 07/14/04	22,424	22,424
South Carolina Transportation Infrastructure Bank **+▸■•** RB Series 1999A 1.14%, 07/07/04	22,610	22,610
Spartanburg Cnty IDA **+■** Refunding IDRB (Bemis Co) Series 1991 1.14%, 07/07/04	4,750	4,750
		214,051
South Dakota 0.3%		
South Dakota HDA ▸■ Homeownership Mortgage Bonds Series 2003C-1 1.06%, 07/07/04	10,000	10,000
+■ M/F Housing RB (Harmony Heights) Series 2001 1.25%, 07/07/04	6,500	6,500
South Dakota Health & Educational Facilities Auth **+▸■** RB (McKenna Hospital) Series 1994 1.15%, 07/07/04	27,345	27,345
		43,845
Tennessee 2.9%		
Bristol Health & Educational Facilities Board **+■** RB (King College) Series 2001 1.08%, 07/07/04	6,850	6,850
Carter Cnty IDB **+■** M/F Housing Refunding RB (Willow Run Apts) Series 1990 1.25%, 07/07/04	6,675	6,675

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Chattanooga Health, Education & Housing Facilities Board **+■** RB (Baylor School) Series 1996 1.08%, 07/07/04	2,035	2,035
Clarksville Public Building Auth **+■** Pooled Finance RB Series 2003 1.10%, 07/01/04	1,000	1,000
Franklin Co IDB **+■** IDRB (Hi-Tech) Series 1997 1.16%, 07/07/04	4,300	4,300
Grundy Cnty IDB **+■** Limited Obligation RB (Toyo Seat USA Corp) Series 2001 1.28%, 07/07/04	3,795	3,795
Hendersonville IDB **+■** Refunding IDRB (Betty Machine Co) Series 2001 1.13%, 07/07/04	5,000	5,000
Huntingdon IDB **+■** IDRB (Associated Rubber Co) Series 1999 1.16%, 07/07/04	2,400	2,400
Jackson Energy Auth **+▸■** Gas System RB Series 2002 1.05%, 07/07/04	5,730	5,730
+▸■ Water System RB Series 2002 1.05%, 07/07/04	4,800	4,800
Jackson IDB **+■** Solid Waste Facility Bonds (Ameristeel Corp) Series 1997 1.15%, 07/07/04	3,800	3,800
McMinn Cnty IDA **+■** Solid Waste Disposal Facilities RB (Bowater) Series 1999 1.17%, 07/07/04	13,500	13,500
Memphis Health, Educational & Housing Facility Board **+■** M/F Housing Refunding RB (Watergrove Apts) Series 2004 1.08%, 07/07/04	7,945	7,945
Metropolitan Govt of Nashville & Davidson Cnty GO TECP 1.10%, 10/08/04	25,000	25,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Metropolitan Govt of Nashville & Davidson Cnty Health & Educational Facilities Board		
+■ RB (Ensworth School) Series 2002		
1.05%, 07/07/04	10,000	10,000
Metropolitan Govt of Nashville Davidson Cnty IDB		
+■ Educational Facilites Refunding RB (David Lipscomb Univ) Series 2003		
1.05%, 07/07/04	8,600	8,600
+■ IDRB (Bindtech) Series 1997		
1.15%, 07/07/04	2,850	2,850
+■ M/F Housing RB (Arbor Crest) 1985B		
1.09%, 07/07/04	12,550	12,550
+■ M/F Housing RB (Arbor Knoll) 1985A		
1.09%, 07/07/04	13,400	13,400
+■ RB (Nashville Symphony Hall) Series 2004		
1.08%, 07/07/04	13,000	13,000
Metropolitan Nashville Airport Auth		
+■ Passenger Facility Charge Refunding Bonds Series 2003		
1.13%, 07/07/04	7,000	7,000
Montgomery Cnty Public Building Auth		
Pooled Financing RB Series 2002		
1.10%, 07/01/04	80	80
Nashville-Davidson Cnty Health & Educational Facilities Board		
■ RB (Ascension Health Credit Group) Series 2001 B-1		
1.00%, 08/02/04	3,500	3,500
Sevier Cnty Public Building Auth		
+▶■ Public Improvement Bonds 1995 Series C-1		
1.10%, 07/07/04	2,975	2,975
+▶■ Public Improvement Bonds 1996 Series E-4		
1.10%, 07/07/04	2,340	2,340
+▶■ Public Improvement Bonds 1996 Series E-5		
1.10%, 07/07/04	1,310	1,310
+▶■ Public Improvement Bonds 1996 Series F-1		
1.10%, 07/07/04	8,700	8,700
+▶■ Public Improvement Bonds 1996 Series F-2		
1.10%, 07/07/04	4,775	4,775
+▶■ Public Improvement Bonds 1996 Series G		
1.10%, 07/07/04	5,175	5,175
+▶■ Public Improvement Bonds 1996 Series II-C		
1.10%, 07/07/04	805	805
+▶■ Public Improvement Bonds 1998 Series III-C-1		
1.10%, 07/07/04	7,980	7,980
Shelby Cnty Health, Education & Housing Facility Board		
+■ Educational Facilities RB (Rhodes College) Series 2000		
1.08%, 07/07/04	9,700	9,700
+■ M/F Housing RB (TUP I) Series 1997A		
1.20%, 07/07/04	5,000	5,000
+ RB (Baptist Memorial Hospital) Series 2000		
1.08%, 07/21/04	30,000	30,000
+■ RB (St. Benedict at Auburndale High School) Series 2003		
1.13%, 07/07/04	5,000	5,000
Tennessee		
GO TECP Series A		
0.98%, 07/13/04	10,000	10,000
1.03%, 09/07/04	20,000	20,000
1.16%, 10/07/04	10,000	10,000
Tennessee Housing Development Agency		
▶■• Homeownership Program Bonds Series 2001-1C		
1.21%, 07/07/04	4,205	4,205
Volunteer Student Loan Funding Corp		
+■ Student Loan RB Series 1987 A-1		
1.12%, 07/07/04	15,000	15,000

See financial notes. 41

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Student Loan RB Series 1987 A-2 1.12%, 07/07/04	13,700	13,700
+■ Student Loan RB Series 1987 A-3 1.12%, 07/07/04	58,400	58,400
		378,875
Texas 12.2%		
Amarillo Health Facility Corp.		
+■ Health Facilities Refunding RB (Evangelical Lutheran Good Samaritan Society) Series 1997 1.15%, 07/07/04	3,155	3,155
+■ Hospital RB (Panhandle Pooled Health Care Loan) Series 1985 1.15%, 07/07/04	3,000	3,000
Austin		
▶■• Public Improvement Bonds Series 2000 1.14%, 07/07/04	6,000	6,000
+▶■• Water & Wastewater Refunding RB Series 2001A&B 1.12%, 07/07/04	6,425	6,425
Bexar Cnty Health Facilities Development Corp.		
+■ Health Care RB (Chandler Memorial Home) Series 1995 1.11%, 07/07/04	3,700	3,700
Brazos River Auth		
+■ Pollution Control Refunding RB (TXU Electric Co) Series 2001 D-1 1.14%, 07/07/04	14,500	14,500
Capital Health Facilities Development Corp		
+■ Health Facilities Development RB (Island on Lake Travis) Series 1986 1.10%, 07/07/04	22,600	22,600
Collin Cnty HFA		
+■ M/F Housing RB (Huntington Apts) Series 1996 1.19%, 07/07/04	6,150	6,150

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Dallas Area Rapid Transit		
+▶■• Dallas/Ft Worth International Airport Joint RB Series 2003A 1.15%, 07/07/04	2,500	2,500
+▶■• Senior Lien Sales Tax RB Series 2001 1.14%, 07/07/04	16,130	16,130
Dallas Fort Worth International Airport		
+▶■• Airport Joint Improvement RB Series 2003A 1.65%, 07/07/04	9,995	9,995
+▶■• Joint Improvement & Refunding RB Series 2002A 1.18%, 07/07/04	8,995	8,995
Denton Utility Systen		
+▶■• Utility System RB Series 2000A 1.13%, 07/07/04	5,230	5,230
El Paso		
+▶■• Water & Sewer Refunding RB Series 1998 1.23%, 07/07/04	10,610	10,610
Euless IDA		
+■ RB (Ferguson Enterprises) Series 1985 1.14%, 07/07/04	4,950	4,950
Grand Prairie IDA		
+■ IDRB (NTA Leasing Co) Series 1994 1.20%, 07/07/04	1,400	1,400
Grapevine IDA		
+■ Airport Improvement RB (Simuflite Training Int'l) Series 1983A 1.15%, 04/01/05	18,975	18,975
Greater East Texas Student Loan Corp.		
+■ Student Loan RB Series 1992B 1.03%, 07/07/04	14,000	14,000
+■ 1.12%, 07/07/04	30,200	30,200
+■ Student Loan RB Series 1995B 1.03%, 07/07/04	10,000	10,000
+■ Student Loan Refunding RB Series 1993A 1.12%, 07/07/04	48,150	48,150

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Student Loan Refunding RB Series 1993B 1.12%, 07/07/04	7,000	7,000
+■ Student Loan Refunding RB Series 1995A 1.13%, 07/07/04	35,700	35,700
+■ Student Loan Refunding RB Series 1996A 1.12%, 07/07/04	56,000	56,000
+■ Student Loan RB Series 1998A 1.12%, 07/07/04	10,250	10,250
Gregg County Health Facilities Dev. Corp.		
+■ Hospital RB (Good Shepherd Medical Center) Series 2004 1.08%, 07/07/04	21,770	21,770
Gulf Coast Industrial Development Auth		
+■ IDRB (Gruma Corp) Series 1994 1.15%, 07/07/04	6,440	6,440
Gulf Coast Waste Disposal Auth		
■ Solid Waste Disposal RB (Amoco Oil Co) Series 1991 1.05%, 10/01/04	9,200	9,200
Harris Cnty		
+▶■ Junior Lien Special RB (Rodeo) Series 2001C 1.13%, 07/07/04	2,000	2,000
Harris Cnty Health Facility Development Corp		
+▶■• SCH Health Care System RB Series 1997B 1.14%, 07/07/04	14,850	14,850
Harris Cnty HFA		
+■ M/F Housing RB (Dominion Square Apts) Series 2000 1.23%, 07/07/04	2,860	2,860
Hockley Industrial Dev Corp., TX		
■ Pollution Control RB (AMOCO) Series 1983 0.98%, 09/01/04	18,500	18,498
Houston		
▶■• Public Improvement Refunding Bonds Series 1998A 1.14%, 07/07/04	21,655	21,655

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• Water & Sewer System Junior Lien Refunding RB Series 2002A 1.16%, 07/07/04	6,530	6,530
Houston Combined Utility System		
▶ TECP Notes Series A 1.10%, 07/13/04	11,600	11,600
Houston Independent SD		
▶■ Limited Tax Schoolhouse & Refunding Bonds Series 2003 1.73%, 06/15/05	97,270	97,270
▶■ Limited Tax Schoolhouse Bonds Series 2004 1.75%, 06/09/05	105,000	104,873
Jewett Economic Development Corp		
■ IDRB (Nucor Corp) Series 2003 1.12%, 07/07/04	6,200	6,200
Katy Independent SD		
+▶■• Unlimited Tax School Building Bonds Series 2000A 1.14%, 07/07/04	10,145	10,145
Lavaca-Navidad River Auth		
+■ Water Supply System Contract RB (Formosa Plastics Corp) Series 1990 1.28%, 07/07/04	13,600	13,600
Lower Colorado River Auth		
+▶■• Refunding RB Series 1999A 1.14%, 07/07/04	10,770	10,770
Lower Neches Valley Auth		
■ Pollution Control RB (Chevron USA) Series 1987 0.95%, 08/16/04	12,940	12,940
Mansfield IDA		
+■ IDRB (Southern Champion Tray) Series 1999 1.60%, 07/07/04	2,200	2,200
Matagorda Cnty Navigation District # 1		
+▶■• Refunding RB (Houston Lighting & Power Co) 1.20%, 07/07/04	19,385	19,385

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Midlothian Independent SD		
▶■• Unlimited Tax School Building & Refunding Bonds Series 2004		
1.16%, 07/07/04	8,840	8,840
North Texas Higher Education Auth		
+■ Student Loan RB Series 1987		
1.10%, 07/07/04	87,750	87,750
+■ Student Loan RB Series 1998		
1.06%, 07/07/04	9,000	9,000
Panhandle Plains Higher Education Auth		
+▶■ Student Loan RB Series 1991A		
1.10%, 07/07/04	2,200	2,200
Student Loan RB Series 1992A		
+▶■ 1.10%, 07/07/04	45,500	45,500
+▶■ 1.10%, 07/07/04	7,300	7,300
+▶■ Student Loan RB Series 1993A		
1.10%, 07/07/04	35,400	35,400
San Antonio IDA		
+■ IDRB (Gruma Corp) Series 1994		
1.15%, 07/07/04	4,095	4,095
Southeast Texas HFA		
S/F Mortgage Refunding & RB Series 1998A		
+▶■• 1.17%, 07/07/04	5,390	5,390
+▶■• 1.17%, 07/07/04	5,480	5,480
Texas		
GO College Student Loan & Refunding Bonds Series 2003		
▶■ 1.80%, 07/07/04	10,130	10,130
▶■ 1.80%, 07/07/04	15,560	15,560
TRAN Series 2003		
1.16%, 08/31/04	200,000	200,277
1.18%, 08/31/04	255,000	255,344
1.19%, 08/31/04	45,000	45,060
▶■ Veterans' Housing Assistance Program Fund II Series 2002 A-2 Bonds		
1.07%, 07/07/04	2,000	2,000
Texas A&M University		
▶■• Permanent University Fund Bonds Series 1998		
1.14%, 07/07/04	28,445	28,445

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Texas Dept of Housing & Community Affairs		
+■ M/F Housing RB (Bristol Apts) Series 2004		
1.13%, 07/07/04	8,625	8,625
+■ M/F Housing RB (Creek Point Apts) Series 2000		
1.11%, 07/07/04	7,200	7,200
+■ M/F Housing RB (Montgomery Pines Apts) Series 2004		
1.13%, 07/07/04	12,300	12,300
+■ M/F Housing RB (Pinnacle Apartments) Series 2004		
1.13%, 07/07/04	7,000	7,000
▶■• Residential Mortgage RB Series 1998A		
1.23%, 07/07/04	14,950	14,950
+▶■• S/F Mortgage RB Series 2002 A&B		
1.18%, 07/07/04	4,215	4,215
Texas Municipal Gas Corp.		
+▶■ Senior Lien Gas Reserve RB Series 1998		
1.06%, 07/07/04	2,590	2,590
Trinity River Auth		
+■ Solid Waste Disposal RB (Community Waste Disposal) Series 1999		
1.14%, 07/07/04	4,945	4,945
Waco Education Finance Corp		
+▶■ RB (Baylor Univ) Series 2002A		
1.06%, 07/07/04	9,775	9,775
		1,587,772
Utah 1.7%		
Davis Co SD		
▲ 2004 TRAN		
1.60%, 06/30/05	25,000	25,343
Intermountain Power Agency		
+▶■• Power Supply Refunding RB Series 1996C		
1.13%, 07/07/04	15,330	15,330
Salt Lake City		
+▶■• Hospital RB Series 2001 (IHC Health Services)		
1.14%, 07/07/04	26,730	26,730

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Rowland Hall - St. Mark's School) Series 2001 1.08%, 07/07/04	9,515	9,515
▲ TRAN Series 2004 1.60%, 06/30/05	25,000	25,344
University of Utah		
+■■• Auxiliary & Campus Facilties System Refunding & RB Series 1998A 1.14%, 07/07/04	30,060	30,060
+■ Student Loan RB Series 1993A 1.06%, 07/07/04	20,000	20,000
+■■ Student Loan RB Series 1995I 1.06%, 07/07/04	27,500	27,500
Utah		
■■• GO Highway Bonds Series 1998A 1.12%, 07/07/04	31,085	31,085
Utah Building Ownership Auth		
+■■• Lease Refunding RB Series 1998C 1.14%, 07/07/04	9,695	9,695
Woods Cross City		
+■ M/F Housing Refunding RB (Springwood Apts) Series 2001A 1.08%, 07/07/04	3,605	3,605
		224,207
Vermont 0.1%		
Vermont Economic Development Auth		
+■ IDRB (Agri-Mark) Series 1999A 1.28%, 07/07/04	17,000	17,000
+■ IDRB (Agri-Mark) Series 1999B 1.28%, 07/07/04	1,000	1,000
		18,000
Virginia 1.4%		
Chesterfield Cnty IDA		
+■ Solid Waste Disposal Facility RB (Ridewater Fibre Corp) Series 2000 1.17%, 07/07/04	5,100	5,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
King George Cnty		
+■ Solid Waste Disposal Facility RB (Garnet) Series 1996 1.15%, 07/07/04	3,700	3,700
Metropolitan Washington Airports Auth		
+■■• Airport System RB Series 2001A 1.18%, 07/07/04	5,870	5,870
+■■ Airport System Refunding RB Series 2002C 1.06%, 07/07/04	27,900	27,900
▲ TECP Series A 1.15%, 07/07/04	75,000	75,000
Montgomery Cnty IDA		
+■ RB (Virginia Tech Foundation) Series 2001A 1.08%, 07/07/04	8,900	8,900
+■ RB (Virginia Tech Foundation) Series 2001B 1.18%, 07/07/04	1,310	1,310
+■ RB (Virginia Tech Foundation) Series 2002 1.08%, 07/07/04	4,485	4,485
Norfolk		
+■■• Parking System Refunding & RB Series 2000B 1.14%, 07/07/04	9,450	9,450
Norfolk Redevelopment & Housing Auth		
+■ RB (Old Dominion University Real Estate Foundation Student Housing) Series 2004B 1.08%, 07/07/04	6,000	6,000
Portsmouth Redevelopment & Housing Auth		
+■ M/F Housing RB (Churchland North Apts) Series 1999 1.16%, 07/07/04	6,550	6,550
Richmond IDA		
+■ Educational Facilities RB (Church Schools) Series 2002 1.08%, 07/07/04	9,640	9,640

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Virginia Beach Development Auth		
+■ M/F Residential Rental Housing RB (Silver Hill at Thalia) Series 1999		
1.16%, 07/07/04	4,200	4,200
Virginia Port Authority		
Commonwealth Port Fund Refunding RB Series 1998		
1.70%, 07/01/05	8,630	8,932
		177,037
Washington 3.7%		
Douglas Cnty Development Corp		
+■ RB (Executive Flight) Series 1998		
1.15%, 07/07/04	6,500	6,500
Energy Northwest		
+▶■• Columbia Generating Station & Project #3 Refunding Electric RB Series 2001A		
1.14%, 07/07/04	29,700	29,700
+▶■• Project #3 Refunding Electric RB Series 2003A		
1.12%, 07/07/04	8,690	8,690
+▶■ Project #3 Refunding Electric RB, Series 2003D-3-2		
1.04%, 07/07/04	8,000	8,000
+▶■• Project No. 1 Refunding Electric RB Series 2002A		
1.12%, 07/07/04	13,530	13,530
Everett IDA		
■ Exempt Facilities RB (Kimberly-Clark Corp) Series 2002		
1.12%, 07/07/04	3,200	3,200
+■ RB (Partners Trust I / Synsor) Series 1996		
1.12%, 07/07/04	3,500	3,500
Olympia		
+■ Solid Waste RB (LeMay Enterprises) Series 1999		
1.14%, 07/07/04	6,695	6,695

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pierce Cnty		
+■ IDRB (McFarland Cascade) Series 1996		
1.20%, 07/07/04	2,000	2,000
+▶■• Unlimited Tax GO Bonds Series 2001		
1.14%, 07/07/04	43,655	43,655
Pierce Cnty Economic Development Corp		
+■ RB (Flex-A-Lite Consolidated) Series 1996		
1.12%, 07/07/04	2,400	2,400
+■ RB (K&M Holdings II) Series 1997		
1.40%, 07/07/04	1,400	1,400
+■ Solid Waste RB (LeMay Enterprises) Series 1999		
1.14%, 07/07/04	2,620	2,620
Port of Centralia IDA		
+■ Solid Waste RB (LeMay Enterprises) Series 1999		
1.14%, 07/07/04	1,645	1,645
Port of Moses Lake Public Corp		
+■ RB (National Frozen Foods Corp) Series 1997		
1.05%, 07/07/04	2,900	2,900
Port of Seattle		
+▶■• RB Series 2001B		
1.17%, 07/07/04	4,430	4,430
+▶■• Special Facility RB Series 1999B (Terminal 18)		
1.17%, 07/07/04	49,795	49,795
Port of Tacoma		
+ Subordinate Lien Revenue TECP Series A		
1.10%, 09/07/04	11,000	11,000
+ 0.97%, 09/09/04	6,000	6,000
Seattle		
+▶■• Drainage & Wastewater Refunding & RB Series 2002		
1.12%, 07/07/04	6,875	6,875
Seattle Housing Auth		
+■ RB (CHHIP & HRG) Series 1996		
1.12%, 07/07/04	3,485	3,485

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Casa Pacifica Apts) Series 1997 1.12%, 07/07/04	2,950	2,950
Snohomish Cnty Public Utility District #1		
+◗■ Generation System Refunding RB Series 2002A-1 1.07%, 07/07/04	17,450	17,450
+◗■ Generation System Refunding RB Series 2002A-2 1.07%, 07/07/04	27,000	27,000
Spokane IDA		
+■ Refunding IDRB (Interlock Realty Co) Series 1996 1.26%, 07/07/04	945	945
Tacoma Housing Auth		
+■ RB (Crown Assisted Living) Series 1998 1.12%, 07/07/04	3,210	3,210
Washington		
+◗■• GO Bond Series 2003A 1.16%, 07/07/04	5,170	5,170
+◗■• GO Bonds Series 1998C 1.14%, 07/07/04	12,150	12,150
+◗■• GO Bonds Series 2000B 1.14%, 07/07/04	13,380	13,380
+◗■• GO Bonds Series 2001A 1.14%, 07/07/04	5,950	5,950
+ Motor Vehicle Fuel Tax GO Refunding Bonds Series R-2001B 1.04%, 09/01/04	10,000	10,066
+◗■• Unlimited GO Bonds Series B 1.14%, 07/07/04	30,485	30,485
Washington Economic Development Finance Auth		
+■ Economic Development RB (Skills) Series 1998N 1.12%, 07/07/04	2,875	2,875
+■ IDRB (Tonkin Building Associates) Series 1997A 1.20%, 07/07/04	1,000	1,000
+■ RB (Ace Tank) Series 1998 1.20%, 07/07/04	1,180	1,180
+■ RB (Hunter Douglas) Series 1997A 1.16%, 07/07/04	3,500	3,500
+■ Solid Waste Disposal RB (Waste Management) Series 2000C 1.14%, 07/07/04	5,500	5,500
+■ Solid Waste Disposal RB (Waste Management) Series 2000I 1.12%, 07/07/04	10,240	10,240
+■ 1.14%, 07/07/04	7,235	7,235
+■ Solid Waste Disposal RB (Waste Management) Series 2000H 1.14%, 07/07/04	6,825	6,825
Washington Health Care Facilities Auth		
+■ RB (Yakima Valley Farm Workers Clinic) Series 1997 1.05%, 07/07/04	3,200	3,200
Washington Housing Finance Commission		
+■ M/F Housing RB (Highlander Apts) Series 2004A 1.13%, 07/07/04	7,000	7,000
+■ M/F Housing RB (Lakewood Meadows Apts) Series 2000A 1.15%, 07/07/04	3,140	3,140
+■ M/F Housing RB (Rainier Court Apts) Series 2003A 1.13%, 07/07/04	12,750	12,750
+■ M/F Housing RB (Silver Creek Apts) Series 2004 1.13%, 07/07/04	4,100	4,100
+■ M/F Housing RB (Woodrose Apts) Series 1999A 1.13%, 07/07/04	6,750	6,750
+■ M/F Mortgage RB (Canyon Lakes) Series 1993 1.15%, 07/07/04	4,370	4,370
+■ M/F Mortgage RB (Lake Washington Apts) Series 1996 1.12%, 07/07/04	8,150	8,150
+■ M/F Mortgage RB (Meridian Court Apts) Series 1996 1.11%, 07/07/04	6,700	6,700
+■ M/F RB (Brittany Park Phase II) Series 1998A 1.13%, 07/07/04	3,480	3,480

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F RB (Brittany Park) Series 1996A		
1.13%, 07/07/04	8,530	8,530
+■ M/F RB (Merrill Gardens) Series 1997A		
1.13%, 07/07/04	6,125	6,125
+■ M/F RB (Rosecreek Apts) Series 1998A		
1.16%, 07/07/04	3,570	3,570
+◗■• S/F Program Bonds Draw Down Issue 2002A		
1.18%, 07/07/04	9,600	9,600
Yakama Indian Nation		
+■ RB (Yakama Forest Products) Series 1997		
1.12%, 07/07/04	2,900	2,900
Yakima Cnty Public Corp		
+■ IDRB (Cowiche Growers) Series 1998		
1.15%, 07/07/04	2,800	2,800
+■ RB (Michelsen Packaging) Series 1996		
1.12%, 07/07/04	1,600	1,600
		479,896
West Virginia 0.4%		
Fayette Cnty Dev Auth		
+■ Solid Waste Disposal Facility RB (Georgia-Pacific Corp) Series 1995		
1.16%, 07/07/04	11,100	11,100
Marion Cnty		
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990B		
1.08%, 07/07/04	21,225	21,225
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990C		
1.08%, 07/07/04	18,100	18,100
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990D		
1.08%, 07/07/04	3,400	3,400
		53,825
Wisconsin 1.7%		
Colburn IDA		
+■ IDRB (Heartland Farms) Series 1994		
1.33%, 07/07/04	5,900	5,900
Kenosha		
+■ IDRB (Asyst Technologies) Series 1997		
1.16%, 07/07/04	5,000	5,000
Milwaukee		
RAN Series 2004 R3		
1.21%, 05/05/05	66,000	66,985
Milwaukee Cnty		
+◗■• Airport RB Series 2000A		
1.40%, 04/07/05	18,470	18,470
Southeast Wisconsin Professional Baseball Park District		
+◗■• Sales Tax Refunding Bonds Series 1998		
1.12%, 07/07/04	5,000	5,000
Wisconsin Health & Educational Facilities Auth		
+◗■• RB Series 1993C (Sisters of the Sorrowful Mother)		
1.12%, 07/07/04	22,015	22,015
Wisconsin Housing & Economic Development Auth		
+■ Business Development RB (Ultratec) 1995 Series 7		
1.33%, 07/07/04	2,350	2,350
◗■ Home Ownership RB 2004 Series A		
1.07%, 07/07/04	29,020	29,020
◗■• Home Ownership RB Series 1997H		
1.17%, 07/07/04	2,685	2,685
◗■ Home Ownership RB Series 2002C		
1.05%, 07/07/04	3,000	3,000
◗■ Home Ownership RB Series 2002D		
1.07%, 07/07/04	1,565	1,565
◗■ Home Ownership RB Series 2003B		
1.07%, 07/07/04	15,000	15,000

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚▶■• Homeownership RB Series 1999A 1.20%, 07/07/04	8,955	8,955
✚▶■• Housing RB Series 2002 B 1.13%, 07/07/04	16,380	16,380
✚▶■• S/F Draw Down RB Series 2003I 1.18%, 07/07/04	17,865	17,865
Wisconsin Rapids		
✚■ IDRB (Thiele Kaolin) Series 1998 1.16%, 07/07/04	4,500	4,500
		224,690
Wyoming 0.1%		
Lincoln Cnty		
■ Pollution Control RB (EXXON) Series 1984B 1.00%, 07/01/04	500	500
Wyoming Community Development Auth		
▶■• Housing RB 1997 Series 4 1.17%, 07/07/04	2,320	2,320
▶■• Housing RB 2001 Series 1 1.17%, 07/07/04	5,480	5,480
		8,300

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$13,586,446
Cash	1,689
Receivables:	
Fund shares sold	35,761
Interest	36,351
Investments sold	107,922
Prepaid expenses	+ 735
Total assets	**13,768,904**

Liabilities

Payables:	
Fund shares redeemed	20,230
Dividends to shareholders	3,099
Investments bought	712,426
Investment adviser and administrator fees	76
Transfer agent and shareholder service fees	112
Accrued expenses	+ 500
Total liabilities	**736,443**

Net Assets

Total assets	13,768,904
Total liabilities	– 736,443
Net assets	**$13,032,461**

Net Assets by Source

Capital received from investors	13,035,261
Net investment income not yet distributed	73
Net realized capital losses	(2,873)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$7,478,224		7,481,197		$1.00
Value Advantage Shares	$3,667,381		3,667,433		$1.00
Select Shares	$638,496		638,516		$1.00
Institutional Shares	$1,248,360		1,248,382		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $13,586,446. During the reporting period, the fund had $2,962,993 in transactions with other SchwabFunds.

Federal Tax Data

Cost basis of portfolio	$13,586,446
As of December 31, 2003:	
Undistributed earnings:	
Tax-exempt income	$25
Long-term capital gains	–
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2004	$338
2005	523
2007	775
2008	873
2011	+ 241
	$2,750

 See financial notes.

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Interest	**$68,204**

Net Realized Gains and Losses

Net realized losses on investments sold	**(71)**

Expenses

Investment adviser and administrator fees		22,236
Transfer agent and shareholder service fees:		
Sweep Shares		16,867
Value Advantage Shares		4,180
Select Shares		643
Institutional Shares		1,090
Trustees' fees		31
Custodian and portfolio accounting fees		528
Professional fees		28
Registration fees		237
Shareholder reports		171
Other expenses	+	60
Total expenses		46,071
Expense reduction	−	10,571
Net expenses		**35,500**

Increase in Net Assets from Operations

Total investment income		68,204
Net expenses	−	35,500
Net investment income		**32,704**
Net realized losses	+	(71)
Increase in net assets from operations		**$32,633**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05
Select Shares	0.05
Institutional Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17
Select Shares	0.17
Institutional Shares	0.17

These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $8,488 from the investment adviser (CSIM) and $2,083 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.66
Value Advantage Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$32,704	$69,287
Net realized losses +	(71)	(208)
Increase in net assets from operations	**32,633**	**69,079**

Distributions Paid

Dividends from Net Investment Income

Sweep Shares	14,966	34,685
Value Advantage Shares	11,546	31,426
Select Shares	2,078	1,306
Institutional Shares +	4,066	1,845
Total dividends from net investment income	**32,656**	**69,262**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares and Institutional Shares on June 2, 2003.

Shares Sold

Sweep Shares	16,327,237	27,215,378
Value Advantage Shares	2,038,987	5,280,015
Select Shares	792,816	859,347
Institutional Shares +	1,967,297	1,161,958
Total shares sold	**21,126,337**	**34,516,698**

Shares Reinvested

Sweep Shares	13,305	34,072
Value Advantage Shares	9,472	28,395
Select Shares	1,662	1,192
Institutional Shares +	3,095	1,497
Total shares reinvested	**27,534**	**65,156**

Shares Redeemed

Sweep Shares	(16,356,111)	(27,190,937)
Value Advantage Shares	(2,281,751)	(5,887,801)
Select Shares	(630,081)	(386,420)
Institutional Shares +	(1,440,323)	(445,142)
Total shares redeemed	**(20,708,266)**	**(33,910,300)**
Net transactions in fund shares	**445,605**	**671,554**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	12,586,879	11,915,508
Total increase +	445,582	671,371
End of period	**$13,032,461**	**$12,586,879**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers four share classes: Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value

at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves

seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay noninterested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of their net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing their financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds®
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Government Cash Reserves™

Semiannual Report
June 30, 2004

charles SCHWAB

In This Report

Schwab Government Cash Reserves
Ticker Symbol: **SWHXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I founded Schwab 30 years ago, our goal was to offer investors the highest quality brokerage services at the lowest possible price.

As the company evolved and our client base grew, we continued to offer products and services that were aligned with this vision. Whether it was on-line trading, a mutual fund super-market, or specific funds that take advantage of new tax laws, we have a history of offering innovative products and services that are based on your investment needs.

Today, we continue to build on this heritage. More specifically, as we conceptualize, develop and analyze new products, we consistently question how our shareholders will benefit. We also research the ways in which the products are delivered, so we can continue to provide the products and services that will help you meet your financial goals. On the next page, Randy Merk, president of SchwabFunds®, elaborates on how some products may help to reduce your fund expenses.

On behalf of SchwabFunds®, I thank you for investing with us, and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab

Management's Discussion for the six months ended June 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

To elaborate on Chuck Schwab's letter on the previous page, we not only listen to our shareholders' requests, we also try to anticipate your investing needs. Because we know that fees and expenses can reduce your mutual fund returns, we consistently look for ways that we can offer you a better value.

One way we can help you is by offering lower-priced share classes for some of the more popular SchwabFunds. Select Shares® and Value Advantage Shares™ are share classes that offer lower expense levels in exchange for higher investment minimums. I like to compare it to buying name-brand products in bulk from a warehouse-type store, rather than purchasing smaller quantities from the corner market. It's the same product but is less expensive when you can buy in bulk.

Our Value Advantage Shares, for example, are available for many of our money funds if you initially invest $25,000 or more. The expense levels on these types of shares can be lower than what the Sweep Shares for the same fund carry.

This is why I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, as well as which of our stock and bond funds offer Select Shares, our investment consultants are available to assist you.

Thank you for investing with us.

Sincerely,



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the fund since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Fund

The encouraging economic climate that was reported in late 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation.

Inflationary concerns were based on surging oil prices, which hit a 13-year high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise.

During the second quarter, in anticipation of the Fed tightening (raising rates), we began shortening the weighted average maturities of our money funds. During that time, most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%.

Performance and Fund Facts as of 6/30/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	0.06%
Seven-Day Yield–No Waiver[2]	-0.30%
Seven-Day Effective Yield[1]	0.06%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	19 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab. Please refer to the Statement of Operations for additional information on expense waivers.

Financial Statements

Financial Highlights

	1/1/04– 6/30/04*	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.03	0.05	0.04
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.03)	(0.05)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.03[2]	0.08	0.68	3.08	5.33	4.28
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.00[3,4]	1.14[5]	1.25	1.25	1.14[6]	0.95
Gross operating expenses	1.45[3]	1.45	1.41	1.50	1.47	1.09
Net investment income	0.05[3]	0.08	0.67	2.99	5.24	4.34
Net assets, end of period ($ x 1,000,000)	609	644	639	562	412	198

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.25%.

[5] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.11%.

[6] The ratio of net operating expenses would have been 1.13% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
48.7% U.S. Government Securities	296,467	296,467
53.2% Other Investments	324,146	324,146
101.9% Total Investments	620,613	620,613
(1.9)% Other Assets and Liabilities		(11,751)
100.0% Total Net Assets		608,862

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

U.S. Government Securities 48.7% of net assets

Discount Notes 32.3%

Fannie Mae

1.04%, 07/14/04	19,900	19,893
1.03%, 07/21/04	15,000	14,991
1.05%, 07/21/04	4,485	4,482
1.08%, 07/21/04	3,700	3,698
1.09%, 07/21/04	2,800	2,798
1.35%, 08/04/04	3,600	3,595
1.08%, 08/11/04	2,471	2,468
1.14%, 08/16/04	10,000	9,985

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.30%, 08/20/04	1,000	998
1.18%, 09/22/04	8,000	7,978
1.56%, 10/01/04	12,244	12,196
1.53%, 12/01/04	4,273	4,245
Federal Home Loan Bank		
1.05%, 07/12/04	1,000	1,000
1.05%, 07/23/04	4,166	4,164
1.06%, 07/23/04	6,000	5,996
1.30%, 08/11/04	1,000	999
1.25%, 08/18/04	3,375	3,369
Freddie Mac		
1.10%, 07/08/04	22,000	21,995
1.06%, 07/13/04	1,000	1,000
1.30%, 07/13/04	2,475	2,474
1.05%, 07/15/04	2,000	1,999
1.08%, 07/15/04	1,900	1,899
1.11%, 07/15/04	1,832	1,831
1.01%, 07/20/04	14,000	13,993
1.09%, 07/20/04	1,500	1,499
1.10%, 07/20/04	5,989	5,986
1.08%, 08/12/04	6,700	6,692
1.30%, 08/12/04	1,000	998
1.33%, 09/07/04	12,789	12,757
1.45%, 09/21/04	10,000	9,967
1.18%, 09/23/04	1,200	1,197
1.57%, 10/12/04	2,338	2,328
1.63%, 12/07/04	7,000	6,950
		196,420

Coupon Notes 16.4%

Federal Home Loan Bank		
4.00%, 02/15/05	3,000	3,037
Freddie Mac		
3.00%, 07/15/04	80,000	80,059
6.25%, 07/15/04	8,725	8,742
4.50%, 08/15/04	5,000	5,021
3.25%, 11/15/04	2,175	2,187
Sallie Mae		
3.38%, 07/15/04	1,000	1,001
		100,047

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 53.2% of net assets

Repurchase Agreements 53.2%

Credit Suisse First Boston L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $85,830

1.50%, issued 06/30/04, due 07/01/04	34,147	34,146
1.07%, issued 06/04/04, due 07/07/04	50,049	50,000

Goldman Sachs & Co.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $122,400

1.56%, issued 06/30/04, due 07/01/04	120,005	120,000

UBS Financial Services, Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $122,404

1.55%, issued 06/30/04, due 07/01/04	120,005	120,000
		324,146

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value		$296,467
Repurchase agreements, at value		324,146
Interest		1,566
Prepaid expenses	+	195
Total assets		**622,374**

The amortized cost for the fund's securities was $620,613.

Liabilities

Payables:		
Dividends to shareholders		13
Investments bought		12,196
Transfer agent and shareholder service fees		8
Transaction service fees		1,203
Accrued expenses	+	92
Total liabilities		**13,512**

Net Assets

Total assets		622,374
Total liabilities	−	13,512
Net assets		**$608,862**

Net Assets by Source

Capital received from investors	608,885
Net realized capital losses	(23)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$608,862		608,885		$1.00

Federal Tax Data

Cost basis of portfolio	$620,613

As of December 31, 2003:

Unused capital losses:

Expires 12/31 of:		Loss amount:
2007		$1
2011	+	22
		$23

 See financial notes.

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest		**$3,241**

Expenses

Investment adviser and administrator fees		1,175
Transfer agent and shareholder service fees		1,391
Transaction service fees		1,700
Trustees' fees		13
Custodian and portfolio accounting fees		33
Professional fees		13
Registration fees		104
Shareholder reports		46
Other expenses	+	5
Total expenses		4,480
Expense reduction	–	1,395
Net expenses		**3,085**

Increase in Net Assets from Operations

Total investment income		3,241
Net expenses	–	3,085
Net investment income		**156**
Increase in net assets from operations		**$156**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For transaction services, Schwab receives a fee based on the number and type of transactions provided.

For the fund's independent trustees only.

This reduction consisted of two components. A reduction of $616, which reduced the fund's annualized operating expense ratio (OER) by 0.20%, was made by the investment adviser (CSIM) to reflect a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the OER of this fund through April 30, 2005, to 1.25% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses. Also, CSIM voluntarily waived an additional $779 of the fund's expenses, which reduced the fund's annualized OER by an additional 0.25%. The combination of these two waivers resulted in a net annualized OER for the period of 1.00%.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

		1/1/04–6/30/04	1/1/03–12/31/03
Net investment income		$156	$502
Net realized losses	+	–	(22)
Increase in net assets from operations		**156**	**480**

Distributions Paid

Dividends from net investment income		**156**	**502**

Transactions in Fund Shares

Shares sold		3,098,135	6,056,415
Shares reinvested		136	481
Shares redeemed	+	(3,132,985)	(6,052,786)
Net transactions in fund shares		**(34,714)**	**4,110**

Net Assets

Beginning of period		643,576	639,488
Total increase or decrease	+	(34,714)	4,088
End of period		**$608,862**	**$643,576**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/03 are:

Ordinary income	$502
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect the fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts that it borrows at rates that are negotiated periodically.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Funds

Semiannual Report
June 30, 2004

Schwab New York
Municipal Money Fund™

Schwab New Jersey
Municipal Money Fund™

Schwab Pennsylvania
Municipal Money Fund™

Schwab Florida
Municipal Money Fund™

Schwab Massachusetts
Municipal Money Fund™

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I founded Schwab 30 years ago, our goal was to offer investors the highest quality brokerage services at the lowest possible price.

As the company evolved and our client base grew, we continued to offer products and services that were aligned with this vision. Whether it was on-line trading, a mutual fund super-market, or specific funds that take advantage of new tax laws, we have a history of offering innovative products and services that are based on your investment needs.

Today, we continue to build on this heritage. More specifically, as we conceptualize, develop and analyze new products, we consistently question how our shareholders will benefit. We also research the ways in which the products are delivered, so we can continue to provide the products and services that will help you meet your financial goals. On the next page, Randy Merk, president of SchwabFunds®, elaborates on how some products may help to reduce your fund expenses.

On behalf of SchwabFunds®, I thank you for investing with us, and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab

Management's Discussion for the six months ended June 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

To elaborate on Chuck Schwab's letter on the previous page, we not only listen to our shareholders' requests, we also try to anticipate your investing needs. Because we know that fees and expenses can reduce your mutual fund returns, we consistently look for ways that we can offer you a better value.

One way we can help you is by offering lower-priced share classes for some of the more popular SchwabFunds. Select Shares® and Value Advantage Shares™ are share classes that offer lower expense levels in exchange for higher investment minimums. I like to compare it to buying name-brand products in bulk from a warehouse-type store, rather than purchasing smaller quantities from the corner market. It's the same product but is less expensive when you can buy in bulk.

Our Value Advantage Shares, for example, are available for many of our money funds if you initially invest $25,000 or more. The expense levels on these types of shares can be lower than what the Sweep Shares for the same fund carry.

This is why I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, as well as which of our stock and bond funds offer Select Shares, our investment consultants are available to assist you.

Thank you for investing with us.

Sincerely,



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the Schwab New York, New Jersey and Massachusetts municipal money funds. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.



Walter Beveridge, a portfolio manager, has been responsible for day-to-day management of the Schwab Pennsylvania and Florida municipal money funds since their inception in 1998. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

The Investment Environment and the Funds

The encouraging economic climate that was reported in late 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation. Most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%.

For the first four months of the period, short-term muni yields were unchanged to lower. It wasn't until May and June that we saw a significant rise in yields as it appeared increasingly obvious that the Fed was going to tighten monetary policy. During the six-month period ending June 30, yields on the municipal money funds decreased by an average 0.07%. The weighted average maturities of our municipal money market funds during the report period were an average 15 days longer than our peers.

The funds purchased weekly variable-rate notes and commercial paper with maturities of less than six months during the first four months of the year, as they offered the best relative value while rates remained range bound. Just prior to the Fed tightening, fixed-rate notes with maturities from 6-13 months became very attractive, and we increased our holdings in them. The yield spread between one-year notes and three-month commercial paper widened to approximately 0.50% during this time, significantly higher than the 0.15% three-year average for this spread.

With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation.

Schwab New York Municipal Money Fund. For the first year in three, New York received more in revenues during fiscal 2004 than it had projected, and ended its year on March 31, 2004 with an $815 million general fund balance, or 1.9% of general fund expenditures. As of June 30, 2004, New York had not passed a budget for the fiscal year that began on April 1, 2004. The State must close a $5 billion budget gap for fiscal 2005, partially due to its use of more than $2 billion in one-time revenues in fiscal 2004, including tobacco bonds and federal grants, which are not available for use again. Further, a court ruling required the state to increase education funding to New York City effective July 2004, and local government leaders are demanding relief from huge state-mandated Medicaid and public-employee pension obligations.

New York City passed its fiscal 2005 budget on June 24, 2004 for the fiscal year beginning July 1, 2004. The City ended its fiscal 2004 year with a $1.9 billion surplus, which it used to prepay expenses occurring in fiscal 2005. However, many local governments in northern and western New York continue to operate under tremendous financial pressure, as their manufacturing economies have shrunk during the recent national downturn.

Overall, due to the diversity of the state economy as well as its revenue raising ability, New York remains a strong investment-grade credit. As of the report date, the state's general obligation credit ratings were A2/AA (negative outlook)/AA- from Moody's Investors Service, Standard & Poor's and Fitch, respectively.

Schwab New Jersey Municipal Money Fund. New Jersey received revenues in excess of projections in fiscal 2004 (ending June 30, 2004) for the first time since 2001, although the $24 billion 2004 budget was closed with the use of $1.3 billion in tobacco-settlement bonds. New Jersey had projected ending the year with a narrow $250 million general fund balance, but later anticipated that it would end with a $400 million balance, or a slight 1.6% of expenditures.

Governor James McGreevey signed the $28 billion fiscal 2005 budget on June 30, 2004, a 16% increase over the previous year. The budget will be balanced with a $1.9 billion deficit bond, which will be repaid from a variety of small tax increases, as well as $850 million in revenues from a 41% tax increase on incomes over $500,000.

Fiscal 2005 will be the third year in a row that the state has used deficit financing to balance the budget, indicating the continued stress under which the state is operating.

Due to the diversity of the state's economy and its revenue-raising ability, New Jersey remains a strong investment-grade credit. As of the report date, New Jersey's ratings were: Aa2 (negative outlook)/AA/AA from Moody's Investors Service, Standard & Poor's and Fitch, respectively.

On July 27, 2004, both Standard & Poor's and Fitch lowered their New Jersey state ratings to AA-, and on July 28, Moody's Investors Service lowered its rating to Aa3.

The Schwab Pennsylvania Municipal Money Fund. The fiscal 2004 budget closed a $2.4 billion gap and increased the state's subsidies for education by levying a small increase in personal income taxes. In addition to higher revenues from tax increases, Pennsylvania also experienced stronger-than-expected economic growth. This resulted in a $637 million operating surplus at year end, despite earlier projections of a $138 million deficit.

Governor Ed Rendell signed the $22.8 billion fiscal 2005 budget on July 4, 2004. The new budget includes a 4.1% increase in expenditures over the previous year, with the bulk of the revenues going toward Medicaid and educational expenditures. Hours before the adoption of the fiscal 2005 budget, the state dramatically expanded legalized gambling to provide a projected $1 billion in additional annual school district funding, which may eventually result in property tax relief at the local level.

The state's above-average credit quality is derived from its conservative financial management, increasing economic diversification and moderate debt level. As of the report date, Pennsylvania's ratings were: Aa2/AA/AA from Moody's Investors Service, Standard & Poor's and Fitch, respectively.

Schwab Florida Municipal Money Fund. Though economic growth remained somewhat muted through most of the period, the State of Florida's revenue growth rebounded, particularly its corporate income and stamp-tax collections. On June 30, 2004, the state projected an addition of about $1.5 billion to year-end reserves for a combined general and stabilization fund balance of $3.1 billion. In contrast with most states, Florida has benefited from its reliance on sales taxes rather than personal income taxes, though it continues to face challenges to educate and house a growing K-12 student population. Total non-farm jobs were up 1.5% for 2003, improving on a weak job market in 2002, and grew about 2% on a month-over-month basis through May 2004. The average unemployment rate for 2003 was 5.1%, down from 5.5% in 2002. With its substantial reserves and strong financial controls, the state's ratings at the end of the report period were Aa2/AA+/AA from Moody's Investors Service, Standard & Poor's and Fitch, respectively.

The Schwab Massachusetts Municipal Money Fund. For the first time in four years, fiscal 2004 Massachusetts collected more in revenues than it had projected and ended the year (6/30/04) with an additional $712 million. The additional revenue, which was predominantly from corporate and personal income tax receipts, reflects 6% higher revenues for the year.

On June 25, 2004, Governor Mitt Romney signed the $22.4 billion fiscal 2005 budget, after closing a projected $1.2 billion deficit. The fiscal 2005 budget includes 3.2% growth in spending and the use of about $800 million non-recurring revenues to balance the budget. The budget provides a small increase to local governments and school districts to partially offset the last three years' cuts, but it does not address the ongoing issue of state support for school building programs. Due to the $712 million fiscal 2004 windfall, the governor is proposing to cut taxes by that amount, while legislators are proposing to use it to offset the $800 million non-recurring revenues from fiscal 2004 into the fiscal 2005 budget.

Due to the diversity of the state's economy, its high personal wealth levels and its associated revenue-raising ability, Massachusetts remains a strong investment-grade credit. As of the report date, the state's credit ratings were Aa2 (negative outlook)/AA-/AA- from Moody's Investors Service, Standard & Poor's and Fitch, respectively.

Performance and Fund Facts as of 6/30/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | Municipal Money Funds | | | | | |
	New York		New Jersey	Pennsylvania	Florida	Massachusetts
	Sweep Shares	Value Advantage Shares				
Seven-Day Yield[1]	0.42%	0.66%	0.45%	0.51%	0.46%	0.52%
Seven-Day Yield–No Waiver[2]	0.27%	0.50%	0.24%	0.30%	0.28%	0.27%
Seven-Day Effective Yield[1]	0.42%	0.66%	0.45%	0.51%	0.47%	0.52%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	0.74%	1.16%	0.74%	0.81%	0.72%	0.84%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | Municipal Money Funds | | | | |
	New York	New Jersey	Pennsylvania	Florida	Massachusetts
Weighted Average Maturity	50 days	51 days	54 days	51 days	65 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1
Credit-Enhanced Securities % of portfolio	67%	78%	74%	82%	50%

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yields assume the following 2004 maximum tax rates: New York 42.90% (federal regular income, New York state and New York city taxes); New Jersey 39.14%, Pennsylvania 37.00%, and Massachusetts 38.45% (federal regular and state personal income taxes); Florida 35.00% (federal regular income tax). Investment income may be subject to the Alternative Minimum Tax.

Schwab New York Municipal Money Fund™

Financial Statements

Financial Highlights

Sweep Shares	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.02	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.17[2]	0.41	0.80	2.06	3.39	2.59
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.69[3]	0.69	0.69	0.69	0.70[4]	0.69
Gross operating expenses	0.84[3]	0.84	0.85	0.86	0.88	0.91
Net investment income	0.34[3]	0.41	0.80	2.04	3.35	2.57
Net assets, end of period ($ x 1,000,000)	1,034	1,038	944	889	798	604

Value Advantage Shares	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.01	0.02	0.04	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.01)	(0.02)	(0.04)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.29[2]	0.66	1.04	2.30	3.64	2.83
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[3]	0.45	0.45	0.45	0.46[5]	0.45
Gross operating expenses	0.61[3]	0.61	0.62	0.64	0.68	0.71
Net investment income	0.58[3]	0.65	1.04	2.23	3.59	2.81
Net assets, end of period ($ x 1,000,000)	678	690	676	604	419	296

* Unaudited.

[1] Per share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.69% if certain non-routine expenses (proxy fees) had not been included.

[5] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- · Tender option bond
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
102.3% Municipal Securities	1,751,337	1,751,337
102.3% Total Investments	1,751,337	1,751,337
(2.3)% Other Assets and Liabilities		(39,098)
100.0% Total Net Assets		1,712,239

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 102.3% of net assets		

New York 100.5%

Albany City SD
BAN Series 2004
  1.02%, 03/25/05 — 15,000 — 15,079
BAN Series 2004A
  1.02%, 03/25/05 — 10,425 — 10,480

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Albany IDA
✚■ IDRB (Newkirk Products Project) Series 1995A
  1.13%, 07/07/04 — 1,000 — 1,000
✚■ Refunding IDRB (United Cerebral Palsy Association of the Capital District) 1997B
  1.11%, 07/07/04 — 10,500 — 10,500

Broome Cnty IDA
✚■ Civic Facility RB 2003 Series (Elizabeth Church Manor Nursing Home)
  1.05%, 07/07/04 — 6,370 — 6,370
✚■ Civic Facility RB 2003 Series (Methodist Homes For the Aging)
  1.05%, 07/07/04 — 5,915 — 5,915

Buffalo
✚ RAN 2003-2004 A
  1.08%, 07/29/04 — 10,000 — 10,013

Chautauqua Cnty
✚■ Civic Facility RB (Jamestown Center City Development Corp) Series 2000A
  1.13%, 07/07/04 — 11,810 — 11,810
✚■ IDRB (Grafco Industries Ltd Partnership) Series 2002
  1.13%, 07/07/04 — 6,865 — 6,865

Connetquot Central SD
BAN 2004
  1.07%, 01/27/05 — 14,000 — 14,074

Cornwall Central SD
BAN 2003
  1.04%, 10/15/04 — 29,286 — 29,366

Creektowaga CSD
BAN Series 2004A
  1.60%, 06/03/05 — 17,505 — 17,728

Dutchess Cnty IDA
✚■ IDRB (Mechtronics Corp Project) Series 1998
  1.23%, 07/07/04 — 2,825 — 2,825

East Meadow Union Free SD
▲ 2004 TAN
  1.57%, 06/29/05 — 3,000 — 3,034

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Herkimer Cnty		
+■ Civic Facility RB Series 2000 (Templeton Foundation) 1.15%, 07/07/04	1,800	1,800
Herrick Union Free SD		
▲ 2004 TAN 1.57%, 06/29/05	8,000	8,089
Islip Union Free SD		
▲ 2004 TAN 1.65%, 06/29/05	6,750	6,839
Jay Street Development Corp		
+■ Courts Facility Lease RB Fiscal 2004 Series A Sub-series A-4 1.03%, 07/01/04	3,200	3,200
Lindenhurst Union Free SD		
2004 TAN 1.60%, 06/23/05	8,400	8,493
Livingston Cnty		
BAN 2004 1.60%, 06/16/05	36,027	36,502
Long Island Power Auth		
+ Commercial Paper Notes Series CP-2 1.02%, 08/10/04	6,000	6,000
+ Commercial Paper Notes Series CP-3 1.10%, 07/12/04	8,000	8,000
+▶■• Electric System General RB Series 1998A 1.11%, 07/07/04	21,000	21,000
+▶■• Electric System General RB Series 2001A 1.11%, 07/07/04	4,365	4,365
+▶■• Electric System RB Series 1998A 1.05%, 07/07/04	1,900	1,900
+▶■ Electric System Subordinated RB 1998 Series 7B 1.00%, 07/07/04	1,500	1,500
Metropolitan Transportation Auth		
+▶■• Dedicated Tax Fund Bonds Series 1998A 1.11%, 07/07/04	9,440	9,440
+▶■• Dedicated Tax Fund Bonds Series 2002A 1.11%, 07/07/04	5,490	5,490
+▶■• Transportation RB Series 2003B 1.10%, 07/07/04	3,500	3,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• Transportation Refunding RB Series 2002A 1.11%, 07/07/04	22,000	22,000
+▶■ Transportation Refunding RB Series 2002G-2 1.08%, 07/07/04	8,000	8,000
+ Transportation Revenue BAN Sub-series B 1.00%, 08/12/04	20,000	20,000
+▶■ Transportation Variable Rate RB Series 2002D-2 1.06%, 07/07/04	4,500	4,500
+▶■• Transportation Variable Rate RB Series 2004A-3 1.10%, 07/07/04	13,000	13,000
Nassau Cnty		
GO TAN 2003 Series B 1.13%, 10/15/04	28,700	28,772
New York City		
GO Bonds Fiscal 1994 Series A-7		
+■ 1.04%, 07/01/04	3,000	3,000
+■ 1.04%, 07/01/04	600	600
+▶■ GO Bonds Fiscal 1994 Series H-3 1.03%, 07/01/04	2,200	2,200
+ GO Bonds Fiscal 1997 Series E 1.14%, 08/01/04	3,140	3,153
+▶■• GO Bonds Fiscal 1998D 1.08%, 07/07/04	26,000	26,000
+▶■• GO Bonds Fiscal 2000 Series A 1.08%, 07/07/04	3,395	3,395
+▶■• GO Bonds Fiscal 2002 Series A 1.10%, 07/07/04	24,750	24,750
+▶■• GO Bonds Fiscal 2002 Series G 1.06%, 07/07/04	16,400	16,400
+■ GO Bonds Fiscal 2003 Series C-2 1.03%, 07/07/04	6,265	6,265
+■ GO Bonds Fiscal 2003 Series C-3 1.02%, 07/07/04	3,300	3,300
GO Bonds Fiscal 2003 Series G 0.95%, 08/01/04	6,200	6,218
+■ GO Bonds Fiscal 2004 Series A-3 1.03%, 07/07/04	10,600	10,600
GO Bonds Fiscal 2004 Series E 1.12%, 08/01/04	35,775	35,801
+▶■• GO Bonds, Fiscal 2001 Series B 1.11%, 07/07/04	6,920	6,920
+▶■ GO Bonds, Fiscal 2002 Series A-6 1.08%, 07/01/04	14,850	14,850

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚▪• Special RB (NYSE Project) Fiscal 2004 Series B Bonds 1.08%, 07/07/04	7,000	7,000
New York City Health & Hospitals Corp		
✚▪• Health System Bonds 1999 Series A 1.10%, 07/07/04	17,620	17,620
New York City Housing Development Corp		
✚▪ M/F Mortgage RB (2 Gold Street) 2003 Series A 1.03%, 07/07/04	15,000	15,000
✚▪ M/F Mortgage RB (90 West St) 2004 Series A 1.03%, 07/07/04	37,000	37,000
✚▪ M/F Mortgage RB (Atlantic Court Apartments), 2003 Series A 1.06%, 07/07/04	19,350	19,350
✚▪ M/F Mortgage RB (Upper East), 2003 Series A 1.06%, 07/07/04	9,000	9,000
✚▪ M/F Rental Housing RB (100 Jane Street Dev) Series 1998A 1.05%, 07/07/04	6,525	6,525
✚▪ M/F Rental Housing RB (One Columbus Place) Series 1998A 1.05%, 07/07/04	26,200	26,200
✚▪ M/F Rental Housing RB (Sierra) Series 2003A 1.05%, 07/07/04	18,000	18,000
✚▪ M/F Rental Housing RB (Tribeca Tower) Series 1997A 1.03%, 07/07/04	2,300	2,300
✚▪ M/F Rental Housing RB (West End Towers) Series 2004A 1.06%, 07/07/04	20,000	20,000
New York City IDA		
✚▪ Civic Facility RB (2000 Jewish Board of Family & Childrens Services Project) 1.06%, 07/07/04	15,820	15,820
✚▪ Refunding IDRB (Allway Tools) Series 1997 1.15%, 07/07/04	1,560	1,560
✚▪ Special Facility RB (Korean Air Lines Co) Series 1997A 1.08%, 07/07/04	12,400	12,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York City Municipal Water Finance Auth		
✚ Commercial Paper Notes Series 5 1.06%, 07/14/04	20,000	20,000
▪• Crossover Refunding Bonds 2002 F 1.11%, 07/07/04	7,495	7,495
▪ Water & Sewer System RB Fiscal 2001 F-2 1.04%, 07/07/04	10,230	10,230
✚▪ Water & Sewer System RB Series 1994G 1.03%, 07/01/04	7,200	7,200
✚▪• Water & Sewer System RB Series 1998B 1.10%, 07/07/04	4,735	4,735
▪• Water & Sewer System RB Series 2001D 1.13%, 07/07/04	4,995	4,995
✚▪• Water & Sewer System RB Series 2002 G 1.11%, 07/07/04	10,000	10,000
▪ Water & Sewer System RB Series 2003 C-3 1.03%, 07/01/04	11,200	11,200
New York City Transitional Finance Auth		
▪• Future Tax Secured Bonds Fiscal 2004D-1 1.11%, 07/07/04	3,330	3,330
✚▪• Future Tax Secured Bonds Series 2000A 1.10%, 07/07/04	15,720	15,720
▪• Future Tax Secured Bonds Series 2000C 1.11%, 07/07/04	14,545	14,545
▪ Future Tax Secured Bonds Series 2001B 1.08%, 07/01/04	13,360	13,360
▪ Future Tax Secured Bonds Series 2001C 1.03%, 07/07/04	2,000	2,000
▪• Future Tax Secured Refunding Bonds Series 2003A 1.11%, 07/07/04	6,000	6,000
▪ Recovery Bonds Fiscal 2003 Series 2A 1.08%, 07/01/04	2,500	2,500

See financial notes. 11

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■ Recovery Bonds Fiscal 2003 Series 2D		
1.03%, 07/07/04	21,600	21,600
◗■ Recovery Bonds Fiscal 2003 Series 3B		
1.12%, 07/01/04	1,000	1,000
New York City Trust for Cultural Resources		
✚■ RB Series 2004 Pierpont Morgan Library		
1.06%, 07/07/04	13,000	13,000
New York State		
✚■ Environmental Quality GO Series 1998G		
1.03%, 10/02/04	38,300	38,300
✚◗■• GO Bonds Fiscal 2004 Series F		
1.15%, 07/07/04	50,000	50,000
✚■ GO Bonds Series 2000A		
1.05%, 10/07/04	14,200	14,200
New York State Dormitory Auth		
✚◗■• (Mt Sinai School of Medicine) Insured RB Series 1994A		
1.13%, 07/07/04	2,900	2,900
✚◗■• City University System Consolidated Fifth General Resolution RB Series 2003A		
1.15%, 07/07/04	7,295	7,295
✚◗■• State University Educational Facilities RB Series 1993A		
1.09%, 07/07/04	18,495	18,495
✚◗■• State University Educational Facilities RB Series 2000B		
1.10%, 07/07/04	12,375	12,375
✚◗■• 1.35%, 11/10/04	27,030	27,030
New York State Energy Research Dev Auth		
✚◗■• Gas Facilities RB (Brooklyn Union Gas Co.) Series 1996		
1.11%, 07/07/04	14,125	14,125
✚◗■• Pollution Control Refunding RB (Niagara Mohawk Power Corp) Series 1994A		
1.10%, 07/07/04	14,850	14,850
✚◗■ Pollution Control Refunding RB (Orange & Rockland Utilities) Series 1994A		
1.04%, 07/07/04	1,000	1,000
New York State Environmental Facilities Corp.		
◗■• State Clean Water & Drinking Water Revolving Funds RB Series 2002B		
1.10%, 07/07/04	24,225	24,225
◗■• State Water Pollution Control Revolving Fund RB Series 1994D		
1.10%, 07/07/04	17,043	17,043
New York State HFA		
✚■ 101 West End Ave Housing RB Series 1998A		
1.08%, 07/07/04	17,800	17,800
✚■ 101 West End Ave Housing RB Series 1999A		
1.08%, 07/07/04	1,600	1,600
✚■ 150 E44th St Housing RB Series 2000A		
1.08%, 07/07/04	11,300	11,300
✚■ 250 W50th St Housing RB Series 1997A		
1.03%, 07/07/04	24,000	24,000
✚■ 345 E94th St Housing RB Series 1999A		
1.08%, 07/07/04	7,600	7,600
✚■ 345 East 94th St Housing RB Series 1998A		
1.08%, 07/07/04	7,165	7,165
✚■ 350 W43rd St Housing RB Series 2002A		
1.05%, 07/07/04	9,000	9,000
✚■ 70 Battery Place Housing RB Series 1997A		
1.05%, 07/07/04	22,600	22,600
✚■ Chelsea Arms Housing RB Series 1998A		
1.07%, 07/07/04	18,000	18,000
✚■ E84th St Housing RB Series 1995A		
1.03%, 07/07/04	11,300	11,300
✚■ Helena Housing RB Series 2003A		
1.03%, 07/07/04	7,800	7,800
✚■ Housing RB (Avalon Chrystie Place I) Series 2004 A		
1.06%, 07/07/04	24,500	24,500

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ Normandie Court II RB Housing RB Series 1999A		
1.05%, 07/07/04	19,600	19,600
✚■ Service Contract Refunding RB Series 2003B		
1.06%, 07/07/04	10,000	10,000
✚■ Service Contract Refunding RB Series 2003D		
1.16%, 07/07/04	6,800	6,800
✚■ Service Contract Refunding RB Series 2003E		
1.03%, 07/07/04	7,000	7,000
✚■ Service Contract Refunding RB Series 2003G		
1.03%, 07/07/04	10,000	10,000
✚■ Tribeca Landing Housing RB Series 1997A		
1.07%, 07/07/04	13,000	13,000
✚■ Tribeca Park Housing RB Series 1997A		
1.03%, 07/07/04	4,500	4,500
✚■ Union Square South Housing RB Series 1996A		
1.03%, 07/07/04	16,800	16,800
✚■ Worth St Housing RB 2001 Series 2001A		
1.07%, 07/07/04	10,000	10,000
New York State Local Assistance Corp		
✚◗■• Series 1993-C Refunding Bonds		
1.10%, 07/07/04	9,900	9,900
•✚◗■ Series 1997B Refunding Bonds		
1.07%, 07/07/04	20,965	20,965
New York State Mortgage Agency		
◗■• Homeowner Mortgage RB Series 65		
1.13%, 07/07/04	4,640	4,640
◗■• Homeowner Mortgage RB Series 77-A		
1.20%, 02/03/05	24,795	24,795
◗■• Homeowner Mortgage RB Series 87		
1.13%, 07/07/04	7,135	7,135
◗■• 1.15%, 07/07/04	4,445	4,445
◗■• Mortgage RB 24th Series		
1.12%, 07/07/04	610	610
New York State Power Auth		
◗ Commercial Paper Notes Series 1		
1.10%, 09/13/04	13,000	13,000
◗ Commercial Paper Notes Series 2		
1.20%, 08/04/04	18,375	18,375
◗ 1.10%, 08/10/04	10,000	10,000
New York State Thruway Auth		
◗■• General Refunding RB Series E		
1.11%, 07/07/04	6,995	6,995
Oceanside Union Free SD		
TAN 2004-2005		
1.60%, 06/23/05	5,000	5,055
Port Auth of New York & New Jersey		
✚◗■• Consolidated Bonds 127th Series		
1.11%, 07/07/04	3,000	3,000
◗■• Consolidated Bonds 135th Series		
1.13%, 07/07/04	20,000	20,000
✚◗■• Special Project Bonds Series 6 JFK International Air Terminal		
1.14%, 07/07/04	1,480	1,480
Port Washington Union Free School District		
▲ 2004 TAN		
1.57%, 06/23/05	12,500	12,640
Queensbury Union Free SD		
BAN 2004		
1.11%, 01/06/05	16,394	16,469
Schenectady IDA		
✚■ IDRB (Fortitech Holding Corp.) Series 1995A		
1.18%, 07/07/04	800	800
Suffolk Cnty Water Auth		
TAN 2003 Series II		
1.07%, 09/08/04	25,000	25,043
Three Village Central SD		
▲ 2004 TAN		
1.59%, 06/20/05	4,000	4,045
Triborough Bridge & Tunnel Auth		
•✚◗■ General Purpose RB Series 2001A		
1.09%, 07/07/04	20,000	20,000
•◗■ General Refunding RB Series 2002B		
1.13%, 07/07/04	14,000	14,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■ General Refunding RB Series 2002C		
1.07%, 07/07/04	4,600	4,600
✚◗■ Special Obligation 1991 Resolution Refunding Bonds, Series 2000A		
1.03%, 07/07/04	8,275	8,275
Ulster Cnty		
GO BAN, 2003		
1.15%, 11/19/04	16,034	16,086
Westchester Cnty IDA		
✚■ IDRB (Levister Redevelopment Co Project) Series 2001B		
1.09%, 07/07/04	8,000	8,000
William Floyd Union Free SD		
TAN 2004-2005		
1.64%, 06/27/05	25,000	25,331
1.68%, 06/27/05	1,900	1,924
Yonkers IDA		
✚◗■ Civic Facility RB (Consumers Union Facility) Series 1989		
1.05%, 07/07/04	1,200	1,200
✚◗■ Civic Facility RB (Consumers Union Facility) Series 1991		
1.05%, 07/07/04	700	700
✚◗■ Civic Facility RB (Consumers Union) Series 1994		
1.05%, 07/07/04	1,740	1,740
		1,721,037

Puerto Rico 1.8%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Government Development Bank of Puerto Rico		
TECP Series 1997		
1.15%, 09/02/04	8,800	8,800
1.17%, 09/09/04	10,000	10,000
Puerto Rico Housing Finance Corp		
✚◗■• Homeownership Mortgage GNMA-guaranteed RB Series 1998A		
1.10%, 04/01/05	9,900	9,900
Puerto Rico Hwy & Transp Auth		
✚◗■• Highway RB Series Y		
1.07%, 07/07/04	600	600
Puerto Rico Public Buildings Auth		
✚◗■• Refunding RB Series L		
1.10%, 07/07/04	1,000	1,000
		30,300

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,751,337
Cash	475
Receivables:	
Fund shares sold	1,190
Interest	5,538
Prepaid expenses	+ 27
Total assets	**1,758,567**

Liabilities

Payables:	
Fund shares redeemed	2,718
Dividends to shareholders	364
Investments bought	43,140
Investment adviser and administrator fees	10
Transfer agent and shareholder service fees	16
Accrued expenses	+ 80
Total liabilities	**46,328**

Net Assets

Total assets	1,758,567
Total liabilities	− 46,328
Net assets	**$1,712,239**

Net Assets by Source

Capital received from investors	1,712,350
Net realized capital losses	(111)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,033,681		1,033,826		$1.00
Value Advantage Shares	$678,558		678,587		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,751,337. During the reporting period, the fund had $413,840 in transactions with other SchwabFunds.

Federal Tax Data

Cost basis of portfolio	$1,751,337
As of December 31, 2003:	
Capital losses utilized	$89

Unused capital losses:

Expires 12/31 of:	Loss amount:
2009	$12

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Interest		**$9,060**

Net Realized Gains and Losses

Net realized losses on investments sold		**(99)**

Expenses

Investment adviser and administrator fees		3,222
Transfer agent and shareholder service fees:		
Sweep Shares		2,396
Value Advantage Shares		760
Trustees' fees		15
Custodian and portfolio accounting fees		84
Professional fees		14
Registration fees		20
Shareholder reports		24
Other expenses	+	11
Total expenses		6,546
Expense reduction	–	1,318
Net expenses		**5,228**

Increase in Net Assets from Operations

Total investment income		9,060
Net expenses	–	5,228
Net investment income		**3,832**
Net realized losses	+	(99)
Increase in net assets from operations		**$3,733**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.20
Value Advantage Shares	0.17

These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $1,283 from the investment adviser (CSIM) and $35 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.69
Value Advantage Shares	0.45

This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		1/1/04–6/30/04	1/1/03–12/31/03
Net investment income		$3,832	$8,864
Net realized gains and losses	+	(99)	105
Increase in net assets from operations		**3,733**	**8,969**

Distributions Paid

Dividends from net investment income			
Sweep Shares		1,819	4,159
Value Advantage Shares	+	2,013	4,705
Total dividends from net investment income		**3,832**	**8,864**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold			
Sweep Shares		2,175,450	3,340,823
Value Advantage Shares	+	398,465	728,144
Total shares sold		**2,573,915**	**4,068,967**
Shares Reinvested			
Sweep Shares		1,615	4,096
Value Advantage Shares	+	1,703	4,416
Total shares reinvested		**3,318**	**8,512**
Shares Redeemed			
Sweep Shares		(2,181,260)	(3,250,610)
Value Advantage Shares	+	(411,314)	(719,030)
Total shares redeemed		**(2,592,574)**	**(3,969,640)**
Net transactions in fund shares		**(15,341)**	**107,839**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period		1,727,679	1,619,735
Total increase or decrease	+	(15,440)	107,944
End of period		**$1,712,239**	**$1,727,679**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

See financial notes.

Schwab New Jersey Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.02	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.20[2]	0.43	0.84	2.13	3.38	2.58
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.66[4]	0.65	0.66[5]	0.65
Gross operating expenses	0.86[3]	0.86	0.89	0.90	0.93	0.94
Net investment income	0.39[3]	0.43	0.83	2.08	3.35	2.60
Net assets, end of period ($ x 1,000,000)	563	463	425	382	321	206

* Unaudited.

1 Per share amount was less than $0.01.

2 Not annualized.

3 Annualized.

4 The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (taxes) had not been included.

5 The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- • Tender option bond
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
94.7% Municipal Securities	532,717	532,717
94.7% Total Investments	532,717	532,717
5.3% Other Assets and Liabilities		29,935
100.0% Total Net Assets		562,652

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 94.7% of net assets		
New Jersey 83.9%		
Burlington Cnty BAN Series 2004 A 1.20%, 02/04/05	10,144	10,147
Delaware River Port Auth RB Series 1999		
✚◗■• 1.11%, 07/07/04	17,300	17,300
✚◗■• 1.11%, 07/07/04	4,495	4,495

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
East Brunswick BAN 1.10%, 01/08/05	14,500	14,605
Englewood ▲BAN 1.63%, 07/08/05	7,000	7,094
Garden State Preservation Trust ✚◗■• Open Space and Farmland Preservation Bonds Series 2003A 1.20%, 02/10/05	5,000	5,000
Gloucester Cnty BAN Series 2003A 1.07%, 10/27/04	8,000	8,024
■ Pollution Control Refunding RB (Exxon Mobil) Series 2003 0.94%, 07/01/04	14,000	14,000
Manchester BAN 1.30%, 09/01/04	8,975	8,989
New Jersey GO Bonds 1.18%, 07/15/04	1,000	1,002
GO Bonds Series D 1.15%, 02/15/05	5,000	5,138
GO Refunding Bonds Series E 1.03%, 07/15/04	2,000	2,003
New Jersey Economic Development Auth ✚■ Economic Development RB (ENCAP Golf Holdings) Series 2004 1.08%, 07/07/04	33,955	33,955
✚■ Economic Development RB (Omni Baking Co) Series 2001 1.08%, 07/07/04	4,200	4,200
✚■ Economic Development RB (Stone Brothers Secaucus) Series 2001 1.12%, 07/07/04	1,760	1,760
✚■ First Mortgage Refunding RB (Winchester Gardens at Homestead) Series 2004B 1.06%, 07/07/04	2,400	2,400

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ IDRB (Tru Urban Renewal Corp.) Series 1984		
1.40%, 07/30/04	3,000	3,000
✚◗■• Natural Gas Facilities Refunding RB (Nui Corp.) Series 1997A		
1.11%, 07/07/04	1,525	1,525
✚■ RB (Baptist Home Society of New Jersey) Series 2003		
1.30%, 07/07/04	3,520	3,520
✚■ RB (G&W Laboratories) Series 2003		
1.19%, 07/07/04	5,960	5,960
✚■ RB (Geriatric Services Housing Corporation) Series 2001		
1.07%, 07/07/04	10,475	10,475
✚■ RB (Hamilton Industrial Development Project) Series 1998		
1.16%, 07/07/04	5,950	5,950
✚■ RB (Jewish Home at Rockleigh Project) Series 1998A		
1.07%, 07/07/04	4,200	4,200
✚■ RB (Job Haines Home) Series 1998		
1.03%, 07/07/04	7,320	7,320
✚■ RB (Mt. Olive Realty) Amended 1995 Series		
1.07%, 07/07/04	5,800	5,800
✚◗■• RB (St. James Preparatory School & St. James Social Service Corp.) Series 1998		
1.11%, 07/07/04	5,140	5,140
✚■ Refunding RB (Station Plaza Park & Ride Project) Series 2003		
1.14%, 07/07/04	3,290	3,290
✚◗■• School Facilities Construction Bonds Series 2004G		
1.11%, 07/07/04	4,995	4,995
✚■ Special Facility RB (Port Newark Container Terminal Project) Series 2003		
1.12%, 07/07/04	14,300	14,300
✚■ Thermal Energy Facilities RB (Thermal Energy Limited Partnership I Project) Series 1997		
1.05%, 07/07/04	8,600	8,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Jersey Educational Facilities Auth		
✚◗■• Higher Education Capital Improvement Fund Issue RB Series 2002A		
1.11%, 07/07/04	8,610	8,610
✚◗■• RB Caldwell College Issue Series 2000B		
1.11%, 07/07/04	2,200	2,200
■ RB Princeton University Issue Series 2001B		
1.10%, 07/01/04	4,000	4,000
New Jersey Health Care Facilities Financing Auth		
✚■ RB (St. Peter's Univ Hospital Obligated Group) RB Series 2000B		
1.07%, 07/07/04	2,000	2,000
✚◗■• RB Hunterdon Medical Center Issue Series A		
1.11%, 07/07/04	3,560	3,560
✚■ RB Meridian Health System Obligated Group Issue Series 2003A		
1.06%, 07/07/04	4,400	4,400
✚◗■• Refunding & RB (St Barnabas Health Care System) Series 1998B		
1.11%, 07/07/04	12,930	12,930
✚■ Revenue Bonds Composite Program Series 2001 A-1		
1.06%, 07/07/04	5,700	5,700
✚■ Revenue Bonds Composite Program Series 2003 A-6		
1.11%, 07/07/04	3,250	3,250
New Jersey Housing & Mortgage Finance Agency		
✚◗■• Home Buyer RB Series 2000 CC		
1.11%, 07/07/04	3,460	3,460
S/F Housing RB Series 2004F		
1.05%, 04/01/05	10,000	10,000
2.00%, 04/01/05	3,350	3,326

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Jersey Transportation Trust Fund Auth		
▶■• Transportation System RB Series 1998A 1.13%, 07/07/04	11,495	11,495
✚▶■• Transportation System RB Series 2000B 1.08%, 07/07/04	4,895	4,895
✚▶■• Transportation System RB Series 2003C 1.11%, 07/07/04	5,495	5,495
New Jersey Turnpike Auth		
✚▶■• Turnpike RB Series 1991C 1.10%, 07/07/04	3,595	3,595
✚■ Turnpike RB Series 1991D 1.05%, 07/07/04	11,200	11,200
Turnpike RB Series 2000A		
✚▶■• 1.11%, 07/07/04	9,665	9,665
✚▶■• 1.05%, 08/04/04	11,200	11,200
✚ 1.15%, 01/01/05	2,750	2,806
North Brunswick Township BAN 2003 1.13%, 12/10/04	12,860	12,909
Port Auth of New York & New Jersey		
✚▶■• Consolidated Bonds 119th Series Second Installment 1.13%, 07/07/04	370	370
✚ Consolidated Bonds 122nd Series 1.08%, 07/15/04	1,085	1,087
✚▶■• Consolidated Bonds 127th Series 1.11%, 07/07/04	10,280	10,280
▶■• Consolidated Bonds 85th Series 1.20%, 04/07/05	6,795	6,795
Consolidated Bonds, 131st Series		
1.13%, 12/15/04	4,015	4,031
1.17%, 12/15/04	1,000	1,004
Special Project Bonds Series 6 JFK International Air Terminal		
✚▶■• 1.11%, 07/07/04	1,650	1,650
✚▶■• 1.14%, 07/07/04	800	800
▶ TECP Series A 1.02%, 08/10/04	11,450	11,450

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Rahway Township BAN 2003 1.15%, 12/06/04	8,343	8,382
Readington BAN 1.09%, 02/09/05	5,000	5,027
Salem Cnty Improvement Authority		
✚■ RB (Friends Home At Woodstown) Series 2004 1.06%, 07/07/04	10,000	10,000
Somerset Cnty		
GO Open Space/Farmland Preservation Bonds Series 2003B 1.02%, 10/01/04	1,000	1,007
General Improvement Bonds Series 2003A 1.02%, 10/01/04	1,200	1,206
Trenton Parking Auth		
✚▶■• Parking RB Series 2000 1.09%, 07/07/04	4,320	4,320
Union Cnty Improvement Auth		
✚■ Mortgage RB (Cedar Glen Housing Corp) Series A 1.08%, 07/07/04	16,110	16,110
University of Medicine & Dentistry		
✚▶■ RB Series 2002B 1.08%, 07/07/04	27,450	27,450
		471,852
Puerto Rico 10.8%		
Government Development Bank of Puerto Rico TECP Series 1997 1.17%, 09/09/04	5,000	5,000
Puerto Rico		
✚▶■• Public Improvement & Refunding Bonds Series 2000 1.08%, 07/07/04	5,135	5,135
✚▶■• Public Improvement Refunding Bonds Series 2002A 1.20%, 07/07/04	3,000	3,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚▶■• Public Improvement Bonds Series 2001A 1.13%, 07/07/04	12,000	12,000
Puerto Rico Electric Power Auth		
✚▶■• Power Refunding RB Series KK 1.08%, 07/07/04	10,420	10,420
Puerto Rico HFC		
✚▶■• Homeownership Mortgage RB Series 2000A 1.13%, 07/07/04	4,905	4,905
Puerto Rico Hwy & Transp Auth		
✚▶■• Highway RB Series Y 1.07%, 07/07/04	1,600	1,600
✚▶■ Transportation RB Series 1998A 1.00%, 07/07/04	4,810	4,810
✚▶■• Transportation RB Series G & Subordinated RB Series 2003 1.10%, 07/07/04	5,000	5,000
✚▶■• Transportation RB Series J and I 1.10%, 07/07/04	4,995	4,995
Puerto Rico Public Buildings Auth		
✚▶■• Government Facilities RB Series B 1.09%, 07/07/04	4,000	4,000
		60,865

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$532,717
Cash	39
Receivables:	
Investments sold	35,179
Interest	1,933
Prepaid expenses	+ 17
Total assets	**569,885**

Liabilities

Payables:	
Dividends to shareholders	94
Investments bought	7,094
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	8
Accrued expenses	+ 34
Total liabilities	**7,233**

Net Assets

Total assets	569,885
Total liabilities	− 7,233
Net assets	**$562,652**

Net Assets by Source

Capital received from investors	562,655
Net investment income not yet distributed	6
Net realized capital losses	(9)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$562,652		562,382		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $532,717. During the reporting period, the fund had $385,010 in transactions with other SchwabFunds.

Federal Tax Data

Cost basis of portfolio	$532,717

For the year ended December 31, 2003:

Undistributed earnings:

Tax-exempt income	$2
Long-term capital gains	$—

See financial notes. 23

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest		**$2,470**

Net Realized Gains and Losses

Net realized losses on investments sold		**(9)**

Expenses

Investment adviser and administrator fees		898
Transfer agent and shareholder service fees		1,064
Trustees' fees		13
Custodian and portfolio accounting fees		21
Professional fees		12
Registration fees		9
Shareholder reports		8
Other expenses	+	5
Total expenses		2,030
Expense reduction	–	494
Net expenses		**1,536**

Increase in Net Assets from Operations

Total investment income		2,470
Net expenses	–	1,536
Net investment income		**934**
Net realized losses	+	(9)
Increase in net assets from operations		**$925**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		1/1/04–6/30/04	1/1/03–12/31/03
Net investment income		$934	$2,016
Net realized gains or losses	+	(9)	15
Increase in net assets from operations		**925**	**2,031**

Distributions Paid

Dividends from net investment income		**930**	**2,016**

Transactions in Fund Shares

Shares sold		895,360	1,245,576
Shares reinvested		824	1,988
Shares redeemed	+	(796,647)	(1,209,262)
Net transactions in fund shares		**99,537**	**38,302**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period		463,120	424,803
Total increase	+	99,532	38,317
End of period		**$562,652**	**$463,120**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

See financial notes.

Schwab Pennsylvania Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.02	0.04	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.02)	(0.04)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.21[2]	0.49	0.87	2.20	3.57	2.71
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.65	0.65	0.66[4]	0.65
Gross operating expenses	0.87[3]	0.87	0.89	0.92	0.93	0.94
Net investment income	0.42[3]	0.48	0.87	2.14	3.52	2.68
Net assets, end of period ($ x 1,000,000)	337	328	301	292	225	164

* Unaudited.

[1] Per share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- • Tender option bond

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
101.2% Municipal Securities	340,705	340,705
101.2% Total Investments	340,705	340,705
(1.2)% Other Assets and Liabilities		(4,096)
100.0% Total Net Assets		336,609

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Municipal Securities 101.2% of net assets

Pennsylvania 99.1%

Allegheny Cnty Hospital Development Auth
✚■ RB Series 2003 (UPMC Senior Communities)
1.08%, 07/07/04 — 10,000 — 10,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Allegheny Cnty IDB
✚◗■• Pollution Control Refunding RB (Duquesne Light Co) Series 1999B
1.12%, 07/07/04 — 14,495 — 14,495

Allegheny Cnty Port Auth
✚ Grant Anticipation Notes Series 2004
1.63%, 06/30/05 — 5,100 — 5,168

Allegheny Cnty Sanitary Auth
✚◗■• Sewer RB Series 1997
1.10%, 07/07/04 — 4,995 — 4,995

Berks Cnty
✚■ RB (Beacon Container Project) Series 1998A
1.24%, 07/07/04 — 1,090 — 1,090

Blair County IDA
✚■ First Mortgage RB (Village at Penn State Project) Series 2002C
1.01%, 07/07/04 — 125 — 125

Cambria Cnty IDA
✚■ Resource Recovery RB (Cambria Cogen Co) Series 1998A-2
1.34%, 07/07/04 — 17,100 — 17,100

Clarion Cnty IDA
✚■ Energy Development RB (Piney Creek) 1990 Series
1.10%, 07/07/04 — 14,100 — 14,100

Crawford Central School District
✚ GO Bonds Series 1995
1.44%, 02/15/05 — 1,765 — 1,826

Delaware Cnty IDA
✚■ Hospital RB (Crozer-Chester Medical Center Obligated Group) Series 2002
1.09%, 07/07/04 — 300 — 300
✚■ RB (YMCA of Philadelphia Project) Series 1999
1.16%, 07/07/04 — 2,335 — 2,335

Delaware Valley Regional Finance Auth
Local Government RB Series 1998A
✚◗■• 1.13%, 07/07/04 — 1,600 — 1,600
✚◗■• 1.14%, 07/07/04 — 4,555 — 4,555

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Erie SD		
+▶■• GO Bonds Series 2001A		
1.22%, 11/03/04	16,800	16,800
Harrisburg Auth		
+▶■ Water Refunding RB Series 2003A		
1.13%, 07/07/04	6,250	6,250
Lancaster Cnty Hospital Auth		
+■ Health Center RB (Brethren Village) Series 2000		
1.13%, 07/07/04	5,200	5,200
Luzerne Cnty Industrial Dev Auth		
+■ RB (Methodist Homes) Series 2003		
1.10%, 07/07/04	5,000	5,000
Montgomery Cnty IDA		
+■ Environmental Facilities RB (Ionza Inc. Project) Series 2000		
1.17%, 07/07/04	7,000	7,000
Pollution Control Refunding RB (Exelon Generation Co) Series 2002A		
+ 1.05%, 08/09/04	2,000	2,000
+ 1.07%, 08/09/04	5,000	5,000
+ Pollution Control Refunding RB (Peco Energy Co) Series 1994A		
1.10%, 07/07/04	7,560	7,560
Northhampton Cnty		
+▶■• County Agreement RB Series 2001		
1.30%, 10/06/04	3,000	3,000
+■ RB (Binney & Smith) Series 1997A		
1.14%, 07/07/04	3,250	3,250
Norwin SD		
+▶■• GO Bonds Series 2001A		
1.35%, 11/10/04	8,710	8,710
Pennsylvania		
+ GO Bonds 3rd Series 1994		
1.07%, 11/15/04	250	255
+▶■• GO Bonds First Series 1995		
1.09%, 07/07/04	11,870	11,870

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■• GO Bonds First Series 2003		
1.10%, 07/07/04	9,770	9,770
GO Bonds Refunding Series 1996		
+ 1.03%, 11/15/04	600	610
+ 1.10%, 11/15/04	1,000	1,015
Pennsylvania Convention Center Auth		
+▶■• RB Series 1989A		
1.10%, 07/07/04	2,745	2,745
Pennsylvania Economic Development Financing Auth		
■ Exempt Facilities RB (Merck & Co) Series 2000		
1.15%, 07/07/04	5,000	5,000
■ Exempt Facilities RB (Merck & Co) Series 2001		
1.15%, 07/07/04	14,000	14,000
+■ Exempt Facilities RB (Reliant Energy Seward) Series 2001A		
1.13%, 07/07/04	10,100	10,100
+■ Exempt Facilities RB (Reliant Energy Seward) Series 2002B		
1.10%, 07/07/04	6,000	6,000
+■ RB (Westrum Hanover) Series 2004		
1.08%, 07/07/04	5,100	5,100
Pennsylvania HFA		
▶■• Residental Development Refunding RB Series 2002A		
1.16%, 07/07/04	6,000	6,000
+▶■• S/F Mortgage RB Drawdown Series 2003		
1.15%, 07/07/04	5,110	5,110
▶■• S/F Mortgage RB Series 1999-66A		
1.30%, 12/16/04	6,945	6,945
▶■• S/F Mortgage RB Series 1999A		
1.08%, 08/05/04	10,785	10,785
S/F Mortgage RB Series 2001-72A		
1.14%, 10/01/04	1,685	1,695
▶■• S/F Mortgage RB Series 2002 73A		
1.18%, 07/07/04	8,980	8,980

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■• S/F Mortgage RB Series 2002-74B 1.13%, 07/07/04	3,600	3,600
▶■• S/F RB Series 1998-64 1.09%, 11/04/04	15,000	15,000
Pennsylvania Higher Education Assitance Agency		
✚▶■ RB (Thomas Jefferson Univ) Series 2001 2.20%, 09/30/04	1,890	1,895
✚▶■ Student Loan RB Series 2000A 1.13%, 07/07/04	5,300	5,300
✚▶■ Student Loan RB Series 2001A 1.13%, 07/07/04	4,600	4,600
Univ of Pennsylvania Health Services RB Series 1996A 1.24%, 01/01/05	3,500	3,583
Pennsylvania Turnpike Commission		
✚▶■• Turnpike RB Series 2004A 1.10%, 07/07/04	12,495	12,495
Philadelphia		
✚ Gas Works RB 1st Series A Bonds 1.70%, 07/01/05	5,000	5,175
Philadelphia IDA		
✚▶■• Airport RB Series 1998A 1.05%, 08/05/04	5,000	5,000
Philadelphia Municipal Auth		
✚ Lease Refunding RB 2003 Series A 1.20%, 05/15/05	2,000	2,048
Philadelphia SD		
✚ GO Refunding Bonds Series 1993A 1.09%, 07/01/04	3,000	3,000
Scranton Redevelopment Authority		
✚■ Guaranteed Lease RB Series 2004 1.13%, 07/01/04	9,295	9,295
Temple University		
University Funding Obligations Series 2004 1.27%, 05/02/05	9,200	9,275
		333,705

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico 2.1%		
Government Development Bank of Puerto Rico		
TECP Series 1997 1.17%, 09/09/04	5,000	5,000
Puerto Rico Hwy & Transp Auth		
✚▶■• Grant Anticipation RB 1.10%, 07/07/04	2,000	2,000
		7,000

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$340,705
Cash		15
Interest receivable		1,127
Prepaid expenses	+	33
Total assets		**341,880**

Liabilities

Payables:		
Dividends to shareholders		72
Investments bought		5,168
Investment adviser and administrator fees		2
Transfer agent and shareholder service fees		4
Accrued expenses	+	25
Total liabilities		**5,271**

Net Assets

Total assets		341,880
Total liabilities	−	5,271
Net assets		**$336,609**

Net Assets by Source

Capital received from investors	336,617
Net investment income not yet distributed	6
Net realized capital losses	(14)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$336,609		336,604		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $340,705. During the reporting period, the fund had $467,095 in transactions with other SchwabFunds.

Federal Tax Data

Cost basis of portfolio	$340,705
As of December 31, 2003:	
Undistributed earnings:	
Tax-exempt income	$3
Long-term capital gains	−

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Interest	**$1,843**

Net Realized Gains and Losses

Net realized losses on investments sold	**(14)**

Expenses

Investment adviser and administrator fees		652
Transfer agent and shareholder service fees		772
Trustees' fees		13
Custodian and portfolio accounting fees		16
Professional fees		12
Registration fees		9
Shareholder reports		5
Other expenses	+	5
Total expenses		1,484
Expense reduction	–	369
Net expenses		**1,115**

Increase in Net Assets from Operations

Total investment income		1,843
Net expenses	–	1,115
Net investment income		**728**
Net realized losses	+	(14)
Increase in net assets from operations		**$714**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$728	$1,557
Net realized gains and losses +	(14)	42
Increase in net assets from operations	**714**	**1,599**

For the prior year, the fund elected not to distribute realized capital gains and accordingly paid federal and state taxes on such gains in the amount of $12.

Distributions Paid

Dividends from net investment income	**725**	**1,569**

Transactions in Fund Shares

Shares sold	734,250	1,014,686
Shares reinvested	641	1,546
Shares redeemed +	(725,983)	(989,751)
Net transactions in fund shares	**8,908**	**26,481**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	327,712	301,201
Total increase +	8,897	26,511
End of period	**$336,609**	**$327,712**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Florida Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04– 6/30/04*	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.02	0.04	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.02)	(0.04)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.20[2]	0.46	0.96	2.32	3.62	2.78
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.66[3]	0.64	0.59	0.59	0.60[4]	0.59
Gross operating expenses	0.84[3]	0.85	0.87	0.87	0.89	0.92
Net investment income	0.40[3]	0.47	0.95	2.30	3.56	2.75
Net assets, end of period ($ x 1,000,000)	1,124	1,804	1,785	1,518	1,435	1,215

* Unaudited.

[1] Per share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.59% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- • Tender option bond
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
104.0% Municipal Securities	1,168,301	1,168,301
104.0% Total Investments	1,168,301	1,168,301
(4.0)% Other Assets and Liabilities		(44,432)
100.0% Total Net Assets		1,123,869

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Municipal Securities 104.0% of net assets

Alaska 0.0%

Valdez
■ Marine Terminal Refunding RB (Exxon Pipeline Co) Series 1993A
0.98%, 07/01/04 | 500 | **500**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

California 1.2%

Access Loans for Learning Student Loan Corp
✚■ Student Loan Program RB Senior Series II-A-7
1.80%, 06/01/05 | 13,400 | **13,400**

Colorado 1.1%

Colorado
▲ 2004 TRAN
1.58%, 06/27/05 | 7,000 | 7,097

Colorado Dept of Transportation
✚◗■• Transportation Refunding RAN Series 2004B
1.55%, 04/07/05 | 4,750 | 4,750
| | **11,847**

Florida 86.5%

Alachua Cnty Health Facilities Auth
✚◗■ Health Facilities RB (Shands Hospital At the University of Florida) Series 1992R
1.12%, 07/07/04 | 25,490 | 25,490

Alachua Cnty School Board
✚◗■• COP Series 2004
1.11%, 07/07/04 | 9,045 | 9,045

Brevard Cnty
✚ Limited Ad Valorem Tax Refunding Bonds Series 1992
1.14%, 03/01/05 | 1,000 | 1,031

Brevard Cnty Health Auth
✚■ RB (Wuesthoff Health Systems) Series 2004
1.05%, 07/07/04 | 5,000 | 5,000

Broward Cnty
✚ Passenger Facility Charge/Airport System Convertible Lien RB 1998H-1
1.20%, 10/01/04 | 3,280 | 3,307
✚◗■ Subordinate Port Facilities Refunding RB (Port Everglades) Series 1998
1.15%, 07/07/04 | 4,140 | 4,140

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Broward Cnty HFA		
+■ M/F Housing RB (Southern Pointe) Series 1997 1.08%, 07/07/04	7,750	7,750
+■ M/F Housing Refunding RB (Fisherman's Landing) 1999 Series 1.06%, 07/07/04	1,070	1,070
+■ M/F Housing Refunding RB (Reflections Apartments) Series 1999 1.06%, 07/07/04	10,000	10,000
+▶■ S/F Mortgage Revenue Bonds, Series 1999B 1.17%, 07/07/04	2,220	2,220
Cape Coral		
+ TECP Notes 1.08%, 07/29/04	5,100	5,100
Charlotte Cnty		
+▶■ Refunding RB Series 2003A 1.08%, 07/07/04	1,000	1,000
+▶■ Refunding RB, Series 2003B 1.08%, 07/07/04	3,300	3,300
Clay Cnty Utility Auth.		
+■ Utilities System RB Series 2003A 1.08%, 07/07/04	3,240	3,240
Collier Cnty		
+ Capital Improvement and Refunding RB Series 2003 1.05%, 10/01/04	1,325	1,328
Dade Cnty		
+ Aviation Refunding RB Series 1997 1.11%, 10/01/04	5,000	5,058
+▶■ Water and Sewer System RB Series 1994 1.05%, 07/07/04	33,200	33,200
Dade Cnty IDA		
+■ IDRB (Michael-Ann Russell Jewish Community Center) Series 1997 1.08%, 07/07/04	4,585	4,585
+■ IDRB (South Florida Stadium Corp) Series 1985C 1.04%, 07/07/04	1,050	1,050

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Davie		
+■ RB (United Jewish Community of Broward County) Series 2003 1.08%, 07/07/04	6,000	6,000
Escambia HFA		
+▶■• S/F RB Series 1997A 1.23%, 07/07/04	2,845	2,845
S/F RB Series 2001A		
+▶■• 1.17%, 07/07/04	2,565	2,565
+▶■• 1.20%, 07/07/04	1,965	1,965
▶■• S/F RB Series 2002A-1 1.23%, 03/31/05	3,340	3,340
Florida		
Department of Transportation Turnpike RB Series 2000B 0.95%, 07/01/04	9,490	9,490
+▶■• Dept of Environmental Protection Preservation 2000 RB Series 1997B 1.13%, 07/07/04	23,035	23,035
+ Dept of Environmental Protection Preservation 2000 RB Series 1998-B 0.97%, 07/01/04	1,560	1,560
Florida Dev Finance Corp.		
+■ IDRB 1999 Series A1 (Vutec Corp) 1.21%, 07/07/04	1,680	1,680
+■ IDRB 1999 Series A2 (Schmitt Family Partnership) 1.21%, 07/07/04	2,000	2,000
+■ IDRB 1999 Series A3 (Sunshine State Christian Homes) 1.13%, 07/07/04	1,220	1,220
+■ IDRB 1999 Series A4 (Central Farms) 1.21%, 07/07/04	950	950
+■ IDRB Enterprise Bond Program (Pioneer-Ram) Series 1998 A3 1.21%, 07/07/04	980	980
Florida HFA		
+▶■• Homeowner Mortgage RB 2000 Series 4 1.20%, 07/07/04	3,950	3,950
+■ Housing RB (Ashley Lake Park II) Series 1989J 1.06%, 07/07/04	6,005	6,005

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Housing RB Series 1996P (Tiffany Club Apts) 1.10%, 07/07/04	1,330	1,330
+■ Housing RB Series 1996U (Heron Park) 1.06%, 07/07/04	3,735	3,735
+■• Housing Refunding RB 1998 Series M (Ashley Lake Apts) 1.12%, 07/07/04	14,760	14,760
+■ M/F Guaranteed Mortgage RB (Forest Place Apts) 1983 Series J 1.00%, 07/07/04	3,270	3,270
+■ M/F Housing RB 1985 Series XX (Cameron Cove Apts) 1.10%, 07/07/04	5,000	5,000
+■ M/F Mortgage RB 2003 Series 0 (Wellesley Apts 1.11%, 07/07/04	7,940	7,940
+■ M/F Mortgage RB 2003 Series P (Wexford Apts) 1.11%, 07/07/04	535	535
+■ M/F Mortgage RB 2004 Series G-1 (Arlington Apts 1.11%, 07/07/04	11,340	11,340
+■ M/FMortgage Refunding RB 2002 Series J-1 (Victoria Park Apts) 1.08%, 07/07/04	1,470	1,470
+■ RB 1999 Series I-1 (Heritage Pointe Apts) 1.10%, 07/07/04	4,200	4,200
Florida Housing Finance Corp.		
+■ Housing Refunding RB (Vinings at Hamptons) Series 2001D 1.14%, 07/07/04	10,800	10,800
Florida Local Government Finance Commission Pooled TECP 1998 Series B		
+ 1.09%, 10/14/04	2,989	2,989
+ 1.10%, 10/14/04	5,000	5,000
+ 1.12%, 10/14/04	1,612	1,612
Pooled TECP Series 1994A		
+ 1.04%, 09/07/04	12,925	12,925
+ 1.00%, 09/10/04	2,420	2,420
+ 1.15%, 10/08/04	26,905	26,905
+ 1.04%, 10/14/04	2,500	2,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Florida Ports Financing Comm		
+ State Transportation Trust Fund RB Series 1996 1.59%, 06/01/05	4,575	4,757
Florida State Board of Education		
+◗■• Public Education Capital Outlay Bonds 1998 Series A 1.08%, 07/07/04	11,000	11,000
◗■• Public Education Capital Outlay Bonds 1998 Series E 1.14%, 07/07/04	12,280	12,280
+◗■• Public Education Capital Outlay Bonds 1999 Series C 1.12%, 07/07/04	17,870	17,870
◗■• Public Education Capital Outlay Bonds 2001 Series I 1.14%, 07/07/04	4,715	4,715
◗■• Public Education Capital Outlay Refunding Bonds, 2001 Series B 1.14%, 07/07/04	14,100	14,100
Fort Pierce Utilities Auth		
+◗■• Utilities Refunding RB Series 2003 1.14%, 07/07/04	6,325	6,325
Gainesville		
+■ IDRB (Exactech) Series 1997 1.16%, 07/07/04	2,700	2,700
+■ IDRB (Lifesouth Community Blood Centers) Series 1999 1.08%, 07/07/04	5,665	5,665
Greater Orlando Aviation Auth		
+◗■ Airport Facilities RB Series 2002E 1.06%, 07/07/04	11,700	11,700
Airport Facilities Subordinated TECP Series B		
+ 1.20%, 07/01/04	16,450	16,450
+ 1.10%, 08/11/04	12,650	12,650
+■ Airport Facility RB (Flightsafety International) Series 2003A 1.16%, 07/07/04	8,900	8,900
Gulf Breeze		
+◗■ Local Government Loan Program RB Series 1985B 1.08%, 07/07/04	3,290	3,290

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Local Government Loan Program RB Series 1985C 1.08%, 07/07/04	2,070	2,070
+▶■ Local Government Loan Program RB Series 1985E 1.08%, 07/07/04	2,110	2,110
Hillsborough Cnty		
+ Capital Improvement Program TECP Series A 1.15%, 09/09/04	41,120	41,120
+ Capital Improvement Program TECP Series B 1.02%, 07/20/04 1.02%, 07/21/04	2,700 7,700	2,700 7,700
Hillsborough Cnty Aviation Auth		
+▶■· Tampa International Airport RB 2003 Series A 1.18%, 07/07/04	5,495	5,495
Hillsborough Cnty IDA		
+■ Educational Facilities RB (Berkeley Preparatory School) Series 1999 1.08%, 07/07/04	4,670	4,670
+■ RB (Independent Day School) Series 2000 1.13%, 07/07/04	1,900	1,900
+■ RB (Tampa Metropolitan Area YMCA) Series 2000 1.13%, 07/07/04	7,600	7,600
Jacksonville		
+■ Refunding IDRB (Pavillion Associates) Series 1996 1.06%, 07/07/04	4,500	4,500
Jacksonville Economic Dev Comm		
+■ Educational Facilities RB (Episcopal High School) Series 2002 1.05%, 07/07/04	200	200
+■ RB (Bolles School) Series 1999A 1.09%, 07/07/04	3,145	3,145
+■ Refunding RB (YMCA of Florida's First Coast) Series 2003 1.08%, 07/07/04	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Jacksonville Electric Auth		
▶■· Electric System RB, Series Three 2000A 1.12%, 07/07/04	9,935	9,935
+ Water and Sewer System RB 1997 Series B 1.09%, 10/01/04	2,025	2,047
Jacksonville Port Auth		
+▶■· 1996 Port Facility RB 1.01%, 07/07/04	10,100	10,100
Lake Shore Hospital Auth		
+■ Health Facility RB (Lake Shore Hospital) Series 1991 1.08%, 07/07/04	3,100	3,100
Lakeland		
+■ Educational Facilities RB (Florida Southern College) Series 1999 1.08%, 07/07/04	17,100	17,100
Lee Cnty		
+▶■· Airport RB Series 2000A 1.18%, 07/07/04	4,958	4,958
+■ Educational Facilities RB (Canterbury School) Series 1999 1.08%, 07/07/04	6,000	6,000
Lee Cnty HFA		
+■ M/F Housing RB (Crossings At Cape Coral Apts) Series 1999A 1.12%, 07/07/04	6,160	6,160
+■ M/F Housing RB Series 2002A (University Club Apts) 1.13%, 07/07/04	1,000	1,000
Lee Cnty IDA		
+■ Healthcare Facilities RB (Cypress Cove At Healthpark) Series 2002B 1.10%, 07/07/04	2,850	2,850
Leon Cnty SD		
+ Sales Tax RB Series 2003 1.50%, 07/01/04	5,590	5,590
Manatee Cnty		
+ Public Utilities Refunding and Improvement RB Series 2003 1.09%, 10/01/04	1,430	1,433

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Manatee Cnty HFA		
+■ M/F Housing RB (Centre Court Apartments) Series 2000		
1.11%, 07/07/04	3,760	3,760
+■ M/F Housing RB (La Mirada Gardens) Series 2002A		
1.15%, 07/07/04	4,000	4,000
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2002B		
1.11%, 07/07/04	3,820	3,820
+■ M/F Mortgage Refunding RB (Hampton Court) Series 1989A		
1.09%, 07/07/04	3,500	3,500
+■ M/FHousing RB Series 2000A (Sabal Palm Harbor Apts)		
1.13%, 07/07/04	3,070	3,070
Marion Cnty IDA		
+■ M/FHousing Refunding RB (Chambrel At Pinecastle) Series 2002		
1.08%, 07/07/04	7,741	7,741
Miami		
+ GO Refunding Bonds, Series 2003		
0.83%, 07/01/04	1,760	1,760
Miami Health Facilities Auth.		
+■ Health Facilities RB (Miami Jewish Home and Hospital For the Aged) Series 1996		
1.08%, 07/07/04	7,700	7,700
Miami-Dade Cnty		
Aviation TECP Series A Miami International Airport		
+ 1.12%, 07/07/04	4,500	4,500
+ 1.10%, 07/08/04	1,500	1,500
+ 1.10%, 07/12/04	6,750	6,750
Miami-Dade Cnty Expressway Auth		
+ Toll System TECP Notes		
1.11%, 08/02/04	8,000	8,000
Miami-Dade HFA		
+■ M/F Mortgage RB Series 2003-3 (22nd Ave, 183rd St and 187th St Apts)		
1.10%, 07/07/04	9,250	9,250

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Miami-Dade Cnty IDA		
+■ IDRB (Airbus Service Co) Series 1998A		
1.22%, 07/07/04	7,495	7,495
+▶■ IDRB (Airis Miami LLC) Series 1999A		
1.10%, 07/07/04	10,500	10,500
+■ IDRB (Fine Art Lamps) Series 1998		
1.16%, 07/07/04	1,700	1,700
+■ IDRB (Tarmac America) Series 2004		
1.15%, 07/07/04	3,200	3,200
+■ IDRB(Arctic Partners) Series 1999		
1.21%, 07/07/04	2,280	2,280
+■ RB (Belen Jesuit Preparatory School) Series 1999		
1.08%, 07/07/04	6,960	6,960
+■ RB (Gulliver Schools) Series 2000		
1.13%, 07/07/04	3,900	3,900
Ocean Highway & Port Auth		
+■ RB Series 1990		
1.10%, 07/07/04	10,200	10,200
Okeechobee Cnty		
+■ Exempt Facility RB (Okeechobee Landfill) Series 1999		
1.17%, 07/07/04	8,000	8,000
Orange Cnty		
+ Sales Tax RB Series 2002A		
1.14%, 01/01/05	4,100	4,138
+ Solid Waste Facility Refunding RB Series 2003		
1.10%, 10/01/04	2,745	2,751
Orange Cnty Health Facilities Auth		
+■ RB (Adventist Health System/Sunbelt) Series 1992		
1.08%, 07/07/04	3,200	3,200
Refunding Program RB (Pooled Hospital Loan) Series 1985		
+ 1.08%, 07/06/04	19,900	19,900
+ 0.98%, 07/22/04	5,400	5,400
+ 1.15%, 09/23/04	6,400	6,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange Cnty HFA		
+■ M/F Guaranteed Mortgage Refunding RB (Sundown Associates II) Series 1989A 1.17%, 07/07/04	4,600	4,600
+■ M/F Housing RB (Glenn On Millenia Boulevard) 2001 Series C 1.06%, 07/07/04	3,355	3,355
+■ M/F Housing RB (Windsor Pines) 2000 Series E 1.11%, 07/07/04	3,200	3,200
+■ M/F Housing Refunding RB (Smokewood/Sun Key Apts) 1992 Series A 1.06%, 07/07/04	6,950	6,950
Orange Cnty IDA		
+■ IDRB (Central Florida Kidney Centers) Series 2000 1.08%, 07/07/04	5,000	5,000
+■ IDRB (Central Florida YMCA) Series 2002A 1.13%, 07/07/04	4,400	4,400
+■ IDRB (Goodwill Industries of Central Florida) Series 1999 1.08%, 07/07/04	6,000	6,000
Orange Cnty SD		
TAN Series 2003 1.07%, 09/16/04	30,000	30,058
Orlando		
+ Parking Facilities Refunding RB Series 2004 1.00%, 10/01/04	1,045	1,048
Orlando Utilities Commission		
◗■ Water & Electric RB, Series 2002B 1.08%, 07/07/04	2,500	2,500
Palm Beach Cnty		
+■ Airport RB (Galaxy Aviation) Series 2000A 1.16%, 07/07/04	6,000	6,000
+■ IDBR (South Florida Blood Banks) Series 2002 1.05%, 07/07/04	8,940	8,940
+■ IDRB (Palm Beach Day School) Series 1999 1.08%, 07/07/04	7,000	7,000
+■ RB (Benjamin Private School) Series 2003 1.08%, 07/07/04	4,500	4,500
+■ RB (Norton Gallery & School of Art) Series 1995 1.05%, 07/07/04	2,500	2,500
+■ RB (Raymond F. Kravis Center for the Performing Arts) Series 2002 1.03%, 07/07/04	100	100
+■ RB (Zoological Society of the Palm Beaches) Series 2001 1.13%, 07/07/04	5,500	5,500
+■ Student Housing RB Series 2002 1.12%, 07/07/04	2,900	2,900
Palm Beach Cnty Educational Facilities Auth		
+■ Educational Facilities RB (Lynn University) Series 2001 1.08%, 07/07/04	3,490	3,490
Palm Beach Cnty Health Facilities Auth		
+ Refunding Program RB (Pooled Hospital Loan) Series 1985 1.10%, 07/08/04	7,300	7,300
Palm Beach Cnty HFA		
+■ M/F Housing RB Series 1999A (Azalea Place Apts) Series 1999A 1.12%, 07/07/04	3,000	3,000
+■ M/F Housing Refunding RB (Spinnaker Landing Apts) Series 1998 1.13%, 07/07/04	2,845	2,845
Pasco Cnty SD		
+◗■ COP Series 1996 1.08%, 07/07/04	27,100	27,100
Pinellas Cnty HFA		
◗■• S/F Housing RB 1999 Series B-1 1.17%, 07/07/04	2,640	2,640
Pinellas Cnty IDA		
+■ IDRB (H & S Swansons Tool Co) Series 2001 1.16%, 07/07/04	3,565	3,565

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ IDRB (Restorative Care of America) Series 2001 1.23%, 07/07/04	1,690	1,690
Polk Cnty IDA		
+■ IDRB (Juice Bowl Products) Series 2000 1.16%, 07/07/04	1,860	1,860
+■ IDRB (Pavermodule) Series 1998 1.16%, 07/07/04	3,010	3,010
Sarasota Cnty		
+■ RB (Sarasota Family YMCA) Series 1999 1.09%, 07/07/04	2,470	2,470
Seminole Cnty IDA		
+■ IDRB (Amrhein Family Limited Partnership) Series 2001 1.13%, 07/07/04	4,420	4,420
Southeast Volusia Hospital District		
+■ RB (Bert Fish Medical Center) Series 1995 1.16%, 07/07/04	2,800	2,800
St Petersburg		
+■ Capital Improvement RB (Airport & Golf Course) Series 1997B 1.08%, 07/07/04	2,245	2,245
+■ Capital Improvement RB (Airport) Series 1997C 1.16%, 07/07/04	355	355
Sumter Cnty IDA		
+■ IDRB (Robbins Mfg Co) Series 1997 1.22%, 07/07/04	1,400	1,400
Sunshine State Govt Finance Comm		
+▶ TECP Series 1998A 1.12%, 07/12/04	4,539	4,539
+▶ TECP Series C 1.13%, 07/06/04	1,330	1,330
Tallahassee-Leon Cnty Civic Center Auth		
+■ Capital Improvement RB Series 1998A 1.08%, 07/07/04	1,290	1,290

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Tampa		
+■ Educational Facilities RB (Pepin Academy of Tampa) Series 2002 1.13%, 07/07/04	3,990	3,990
+■ Health Care Facilities RB (Lifelink Foundation) Series 1997 1.08%, 07/07/04	400	400
+▶■ Occupational License Tax Refunding Bonds Series 2002C 1.02%, 07/07/04	500	500
Tampa Bay Water Auth		
+▶■ Utility System Refunding & Improvement RB Series 2001A 1.16%, 07/07/04	5,200	5,200
Volusia Cnty Educational Facilities Auth		
+■ Educational Facilities RB (Bethune-Cookman College Project) Series 2001 1.05%, 07/07/04	1,450	1,450
Volusia Cnty Health Facilities Auth		
+■ Hospital RB (Southwest Volusia Healthcare Corp) Series 1994A 1.09%, 07/07/04	8,590	8,590
Volusia Cnty School Board		
+ Sales Tax RB Series 2004 1.12%, 10/01/04	1,395	1,398
West Orange Healthcare District		
+■ RB Series 1999B 1.08%, 07/07/04	2,900	2,900
		971,818
Hawaii 0.6%		
Hawaii		
+ Airports System Refunding RB Series 2001 1.68%, 07/01/05	6,000	**6,226**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Illinois 0.8%		
Chicago		
✛▶■• O'Hare International Airport General Airport Third Lien RB Series 2003 B-2 1.35%, 01/06/05	8,595	**8,595**
Indiana 0.4%		
Indiana HFA		
▶■• S/F Mortgage RB Series 2002B 1.17%, 07/07/04	4,970	**4,970**
Kentucky 1.1%		
Kentucky Housing Corp.		
▶■• Housing RB Series 1998B 1.05%, 07/29/04	11,995	**11,995**
Massachusetts 4.5%		
Duxbury		
BAN 1.12%, 01/14/05	10,000	10,047
Lawrence		
School BAN Series 2003 1.17%, 12/23/04	15,000	15,059
Milton		
BAN 2003 0.97%, 08/06/04	15,000	15,011
Ralph C. Mahar Regional SD		
▲ BAN 1.69%, 07/14/05	9,700	9,825
Woburn		
BAN 2003 0.95%, 07/16/04	1,000	1,000
		50,942
Michigan 0.9%		
Michigan		
GO Notes Series 2004A 1.04%, 09/30/04	4,000	4,009
Michigan Municipal Bond Auth		
RAN Series 2003 B-1 1.13%, 08/20/04	5,845	5,852

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wayne Cnty		
✛▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A 1.10%, 07/07/04	450	450
		10,311
New Jersey 1.1%		
Readington		
BAN 1.09%, 02/09/05	11,850	**11,915**
Oregon 1.4%		
Portland		
▲ TAN 2004 1.60%, 06/29/05	15,960	**16,171**
Pennsylvania 0.5%		
Allegheny Cnty Port Auth		
✛ Grant Anticipation Notes Series 2004 1.63%, 06/30/05	5,000	5,067
Delaware Valley Regional Finance Auth		
✛▶■• Local Government RB Series 1998A 1.13%, 07/07/04	870	870
		5,937
South Carolina 0.4%		
South Carolina Assoc of Governmental Organizations		
COP Series 2004 1.53%, 04/15/05	5,000	**5,048**
Texas 2.2%		
Dallas Fort Worth International Airport		
✛▶■• Joint Revenue Improvement & Refunding Bonds Series 2001A 1.35%, 01/06/05	7,495	7,495
✛▶■• Joint RB Series 2003A 1.18%, 07/07/04	3,000	3,000
Grand Prairie Sports Facilities Dev Corp.		
✛▶■ Sales Tax Refunding RB Series 2003-B 1.23%, 09/15/04	10,040	10,040

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Texas		
▶■ Veterans' Housing Assistance Program Fund II Series 2002 A-2 Bonds		
1.07%, 07/07/04	4,000	4,000
		24,535
Washington 1.3%		
Clark Cnty Public Utility Dist #1		
✚ Electric System Refunding & RB Series 2002		
1.15%, 01/01/05	5,000	5,096
Energy Northwest		
✚▶■• Project No. 1 Refunding Electric RB Series 2002A		
1.12%, 07/07/04	8,995	8,995
		14,091

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,168,301
Cash	51
Interest receivable	3,707
Prepaid expenses	+ 54
Total assets	**1,172,113**

Liabilities

Payables:	
Dividends to shareholders	210
Investments bought	47,969
Investment adviser and administrator fees	6
Transfer agent and shareholder service fees	14
Accrued expenses	+ 45
Total liabilities	**48,244**

Net Assets

Total assets	1,172,113
Total liabilities	− 48,244
Net assets	**$1,123,869**

Net Assets by Source

Capital received from investors	1,123,802
Net investment income not yet distributed	12
Net realized capital gains	55

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,123,869		1,123,714		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,168,301. During the reporting period, the fund had $1,113,190 in transactions with other SchwabFunds.

Federal Tax Data

Cost basis of portfolio	$1,168,301
As of December 31, 2003:	
Capital losses utilized	$130

See financial notes. 43

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest		**$6,520**

Net Realized Gains and Losses

Net realized gains on investments sold		**55**

Expenses

Investment adviser and administrator fees		2,310
Transfer agent and shareholder service fees		2,779
Trustees' fees		14
Custodian and portfolio accounting fees		49
Professional fees		11
Registration fees		21
Shareholder reports		14
Other expenses	+	9
Total expenses		5,207
Expense reduction	–	1,132
Net expenses		**4,075**

Increase in Net Assets from Operations

Total investment income		6,520
Net expenses	–	4,075
Net investment income		**2,445**
Net realized gains	+	55
Increase in net assets from operations		**$2,500**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.66% of average daily net assets. These limits do not include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$2,445	$5,103
Net realized gains +	55	299
Increase in net assets from operations	**2,500**	**5,402**

For the prior year, the fund elected not to distribute realized capital gains and accordingly paid federal and state taxes on such gains in the amount of $58.

Distributions Paid

Dividends from net investment income	**2,433**	**5,161**

Transactions in Fund Shares

Shares sold	1,951,270	4,082,999
Shares reinvested	2,157	5,010
Shares redeemed +	(2,633,700)	(4,069,070)
Net transactions in fund shares	**(680,273)**	**18,939**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	1,804,075	1,784,895
Total increase or decrease +	(680,206)	19,180
End of period	**$1,123,869**	**$1,804,075**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Massachusetts Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	5/16/03[1]–12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.00[2]	0.00[2]
Less distributions:		
Dividends from net investment income	(0.00)[2]	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	0.22[3]	0.30[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.59[4,5]	0.51[4,6]
Gross operating expenses	0.86[4]	0.86[4]
Net investment income	0.44[4]	0.48[4]
Net assets, end of period ($ x 1,000,000)	384	363

* Unaudited.

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.01%.

[6] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.09%.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- • Tender option bond
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
100.8%	Municipal Securities	386,934	386,934
100.8%	Total Investments	386,934	386,934
(0.8)%	Other Assets and Liabilities		(2,900)
100.0%	Total Net Assets		384,034

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Municipal Securities 100.8% of net assets

Massachusetts 100.0%

Bedford
BAN
1.14%, 02/18/05 — 3,000 — 3,035

Chicopee
2003 BAN
1.18%, 11/19/04 — 3,000 — 3,009

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Dighton-Rehoboth Regional SD
BAN R-2
1.35%, 12/01/04 — 5,000 — 5,019
BAN Series R-1
1.64%, 06/03/05 — 2,000 — 2,025

Easton
BAN
1.60%, 06/10/05 — 2,000 — 2,021

Everett
BAN 2003
1.07%, 09/10/04 — 5,000 — 5,007

Foxborough
BAN
1.63%, 06/16/05 — 2,500 — 2,526

Gateway Regional SD
BAN
1.22%, 02/10/05 — 3,000 — 3,032

Haverhil
✚ BAN
1.20%, 04/01/05 — 2,000 — 2,016

Hudson
BAN
1.27%, 05/13/05 — 3,000 — 3,044

Lawrence
School BAN Series 2003
1.17%, 12/23/04 — 10,000 — 10,039

Marion
▲ BAN
1.68%, 07/15/05 — 2,324 — 2,354

Marlborough
BAN
1.60%, 06/16/05 — 2,000 — 2,026

Masconomet Regional SD
BAN
1.12%, 02/10/05 — 2,320 — 2,332

Massachusetts
GO Bonds Consolidated Loan Series 1999C
1.10%, 09/01/04 — 2,000 — 2,013
◗■• GO Bonds Consolidated Loan Series 2000C
1.04%, 07/07/04 — 10,000 — 10,000
GO Bonds Consolidated Loan Series 2002A
1.15%, 01/01/05 — 2,500 — 2,535

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■• GO Bonds Consolidated Loan Series 2004A		
1.11%, 07/07/04	4,995	4,995
✛◗■• GO Bonds Consolidated Loan of 1998 Series C		
1.13%, 07/07/04	3,485	3,485
◗■• GO Bonds Consolidated Loan of 2000 Series C		
1.09%, 07/07/04	3,000	3,000
◗■ GO Refunding Bonds 1998 Series A		
1.08%, 07/07/04	7,500	7,500
GO Refunding Bonds 2003 Series C		
1.35%, 12/01/04	1,250	1,264
◗■• GO Refunding Bonds 2004-B		
1.04%, 07/07/04	11,470	11,470
◗■ GO Refunding Bonds Series 2001B		
1.11%, 07/07/04	2,750	2,750
◗■ GO Refunding Bonds Series 2001C		
1.11%, 07/07/04	8,300	8,300
GO Refunding Bonds Series 2003B		
1.14%, 12/01/04	3,000	3,036
◗ TECP Series G		
1.09%, 07/14/04	8,900	8,900
Massachusetts Bay Transit Auth		
✛◗■• General Transportation System Bonds Series 1999A		
1.09%, 07/07/04	1,000	1,000
Massachusetts Development Finance Agency		
✛◗■ Education RB Dexter School Issue Series 2000		
1.08%, 07/07/04	14,720	14,720
✛■ Education RB Rivers School Issue, Series 2002		
1.08%, 07/07/04	5,000	5,000
✛■ M/F Housing RB (Midway Studios) Series 2003A		
1.16%, 07/07/04	5,000	5,000
✛■ M/F Housing RB (Salem Heights Apts) Series 2003A		
1.08%, 07/07/04	6,000	6,000
✛■ RB (Sophia Snow Home) Series 2004A		
1.07%, 07/07/04	6,260	6,260

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛■ RB (Sophia Snow Home) Series 2004B		
1.07%, 07/07/04	4,350	4,350
✛■ RB Assumption College Issue, Series 2002A		
1.05%, 07/07/04	9,900	9,900
✛◗■ RB Boston University Issue Series R-3		
1.08%, 07/07/04	6,600	6,600
✛■ RB Dean College Issue, Series 1999		
1.08%, 07/07/04	2,000	2,000
✛■ RB Fessenden School Issue Series 2001		
1.13%, 07/07/04	3,000	3,000
✛■ RB Gordon College Issue, Series 2002		
1.08%, 07/07/04	5,000	5,000
✛■ RB Judge Rotenberg Center Issue, Series 2003		
1.04%, 07/07/04	1,785	1,785
◗■ RB Phillips Academy Issue Series 2003		
1.08%, 07/07/04	11,000	11,000
✛◗■ RB Wentworth Institute of Technology Issue, Series 2000		
1.08%, 07/07/04	2,600	2,600
✛■ RB You Inc. Issue Series 2002		
1.04%, 07/07/04	800	800
✛■ Senior Living Facility RB Series 2004 (New England Deaconess Association)		
1.07%, 07/07/04	7,000	7,000
Massachusetts Health & Educational Facilities Auth		
■ RB (Williams College) Series I		
1.05%, 04/01/05	3,000	3,000
✛◗■• RB Baystate Medical Center Issue Series D		
1.13%, 07/07/04	25,000	25,000
✛■ RB Boston Home Issue Series 2002B		
1.08%, 07/07/04	5,000	5,000
✛◗■ RB Hallmark Health System Issue Series 1998B		
1.06%, 07/07/04	3,350	3,350
✛■ RB Sherrill House Issue, Series A-1		
1.06%, 07/07/04	7,300	7,300

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■• RB MIT Issue Series K 1.13%, 07/07/04	8,800	8,800
Massachusetts HFA		
✚◗■ Housing Bonds Series 2003F 1.02%, 07/07/04	10,700	10,700
✚◗■• M/F Housing Refunding RB Series 1995A 1.09%, 07/07/04	5,000	5,000
S/F Housing Notes Series Q 1.02%, 12/01/04	5,000	5,000
Massachusetts IFA		
✚■ RB Williston Northampton School Issue Series B 1.08%, 07/07/04	4,900	4,900
Massachusetts Muni Wholesale Electric Co		
✚◗■• Power Supply Project RB Series A Nuclear Project No. 4, 5, 6 1.08%, 07/07/04	8,000	8,000
Massachusetts Port Auth		
✚ Refunding RB Series 2003C 1.02%, 07/01/04	2,200	2,200
✚ TECP Series 2003A 1.07%, 07/06/04	1,000	1,000
✚ TECP Series 2003B 1.09%, 07/07/04	2,000	2,000
Massachusetts Turnpike Auth		
✚◗■• Western Turnpike RB Series 1997A 1.13%, 07/07/04	9,250	9,250
Massachusetts Water Pollution Abatement Trust		
◗■• Pool Program Bonds Series 5 1.09%, 07/07/04	5,000	5,000
◗■• Water Pollution Abatement RB (MWRA) Subordinate Series 1999A 1.09%, 07/07/04	15,000	15,000
Massachusetts Water Resources Auth		
✚ TECP Series 1994 1.07%, 07/06/04	3,000	3,000
Medford BAN 2003 1.10%, 09/10/04	3,000	3,005

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mendon-Upton Regional SD BAN 2004 1.24%, 04/28/05	3,000	3,043
Millbury BAN 1.45%, 01/21/05	5,000	5,015
Natick BAN 1.09%, 04/29/05	2,000	2,015
New Bedford BAN 1.14%, 02/25/05	5,000	5,028
Old Rochester Regional SD Unlimited Tax BAN 2003 1.18%, 10/15/04	8,200	8,219
Peabody BAN Series 2003 1.05%, 10/01/04	3,600	3,609
Pembroke BAN 1.13%, 08/05/04	5,000	5,003
Ralph C. Mahar Regional SD ▲ BAN 1.69%, 07/14/05	2,000	2,026
Tewksbury BAN 1.11%, 02/18/05	2,500	2,514
Weymouth BAN 1.46%, 03/10/05	3,000	3,032
Whitman-Hanson Regional SD BAN 1.03%, 01/14/05	3,000	3,023
Williamstown Unlimited Tax BAN 1.37%, 05/05/05	3,000	3,041
Woburn BAN 1.19%, 04/08/05	3,000	3,013
		383,834

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico 0.8%		
Puerto Rico		
✛▶■• Public Improvement Bonds		
2000		
1.07%, 07/07/04	3,100	**3,100**

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$386,934
Cash	146
Interest receivable	1,449
Prepaid expenses	+ 10
Total assets	**388,539**

Liabilities

Payables:	
Dividends to shareholders	82
Investments bought	4,386
Investment adviser and administrator fees	1
Transfer agent and shareholder service fees	5
Accrued expenses	+ 31
Total liabilities	**4,505**

Net Assets

Total assets	388,539
Total liabilities	− 4,505
Net assets	**$384,034**

Net Assets by Source

Capital received from investors	384,092
Net realized capital losses	(58)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$384,034		384,092		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $386,934. During the reporting period, the fund had $358,895 in transactions with other SchwabFunds.

Federal Tax Data

Cost basis of portfolio	$386,934

As of December 31, 2003:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2011	$2

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Interest		**$1,903**

Net Realized Gains and Losses

Net realized losses on investments sold		**(56)**

Expenses

Investment adviser and administrator fees		696
Transfer agent and shareholder service fees		824
Trustees' fees		13
Custodian and portfolio accounting fees		15
Professional fees		10
Registration fees		4
Shareholder reports		9
Other expenses	+	4
Total expenses		1,575
Expense reduction	–	485
Net expenses		**1,090**

Increase in Net Assets from Operations

Total investment income		1,903
Net expenses	–	1,090
Net investment income		**813**
Net realized losses	+	(56)
Increase in net assets from operations		**$757**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction consisted of two components. A reduction of $475, which reduced the fund's annualized operating expense ratio (OER) by 0.26%, was made by the investment adviser (CSIM) to reflect a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the OER of this fund through April 30, 2005, to 0.60% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses. Also, CSIM voluntarily waived an additional $10 of the fund's expenses, which reduced the fund's annualized OER by an additional 0.01%. The combination of these two waivers resulted in a net annualized OER for the period of 0.59%.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	5/16/03*–12/31/03
Net investment income	$813	$1,063
Net realized losses	(56)	(2)
Increase in net assets from operations	**757**	**1,061**

Distributions Paid

Dividends from net investment income	**813**	**1,063**

Because all transactions in this section took place at $1.00 a share, figures for share quantities are the same as for dollars.

Transactions in Fund Shares

Shares sold	667,153	1,001,230
Shares reinvested	720	1,047
Shares redeemed	+ (646,313)	(639,745)
Net transactions in fund shares	**21,560**	**362,532**

Net Assets

Beginning of period	362,530	—
Total increase	+ 21,504	362,530
End of period	**$384,034**	**$362,530**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

* Commencement of operations.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab New York Municipal Money Fund offers two share classes : Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab New Jersey Municipal Money, Pennsylvania Municipal Money, Florida Municipal Money and Massachusetts Municipal Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds®
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab California Municipal Money Fund™

Semiannual Report
June 30, 2004

charles SCHWAB

In This Report

Schwab California Municipal Money Fund
Sweep Shares: **SWCXX**
Value Advantage Shares™: **SWKXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I founded Schwab 30 years ago, our goal was to offer investors the highest quality brokerage services at the lowest possible price.

As the company evolved and our client base grew, we continued to offer products and services that were aligned with this vision. Whether it was on-line trading, a mutual fund supermarket, or specific funds that take advantage of new tax laws, we have a history of offering innovative products and services that are based on your investment needs.

Today, we continue to build on this heritage. More specifically, as we conceptualize, develop and analyze new products, we consistently question how our shareholders will benefit. We also research the ways in which the products are delivered, so we can continue to provide the products and services that will help you meet your financial goals. On the next page, Randy Merk, president of SchwabFunds®, elaborates on how some products may help to reduce your fund expenses.

On behalf of SchwabFunds®, I thank you for investing with us, and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab

Management's Discussion



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

To elaborate on Chuck Schwab's letter on the previous page, we not only listen to our shareholders' requests, we also try to anticipate your investing needs. Because we know that fees and expenses can reduce your mutual fund returns, we consistently look for ways that we can offer you a better value.

One way we can help you is by offering lower-priced share classes for some of the more popular SchwabFunds. Select Shares® and Value Advantage Shares™ are share classes that offer lower expense levels in exchange for higher investment minimums. I like to compare it to buying name-brand products in bulk from a warehouse-type store, rather than purchasing smaller quantities from the corner market. It's the same product but is less expensive when you can buy in bulk.

Our Value Advantage Shares, for example, are available for many of our money funds if you initially invest $25,000 or more. The expense levels on these types of shares can be lower than what the Sweep Shares for the same fund carry.

This is why I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, as well as which of our stock and bond funds offer Select Shares, our investment consultants are available to assist you.

Thank you for investing with us.

Sincerely,

Randall W. Merk



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the fund. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.

The Investment Environment and the Fund

The encouraging economic climate that was reported in late 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation. Most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%.

For the first four months of the period, short-term muni yields were unchanged to lower. It wasn't until May and June that we saw a significant rise in yields as it appeared increasingly obvious that the Fed was going to tighten monetary policy. During the six-month period ending June 30, yields on the municipal money funds decreased by an average 0.07%. The weighted average maturities of our municipal money market funds during the report period were an average 15 days longer than our peers.

The fund purchased weekly variable-rate notes and commercial paper with maturities of less than six months during the first four months of the year, as they offered the best relative value while rates remained range bound. Just prior to the Fed tightening, fixed-rate notes with maturities from 6-13 months became very attractive, and we increased our holdings in them. The yield spread between one-year notes and three-month commercial paper widened to approximately 0.50% during this time, significantly higher than the 0.15% three-year average for this spread.

With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation.

At the beginning of 2004, newly elected California Governor Arnold Schwarzenegger unveiled a comprehensive proposal for fiscal year 2005's budget, which identified a multi-year general-fund gap of nearly $26 billion. A key component of this plan was to refinance up to $15 billion of the accumulated budget deficit through the sale of deficit bonds, which were subsequently approved by state voters in March 2004. The sale of bonds in May and June provided the resources to repay $14 billion of short-term loans that were due in June, easing the state's near-term liquidity crisis. Other elements of the Governor's budget plan were incorporated into a May revision that included significant cuts to education, health and welfare spending, as well as additional transfers and deferrals. As of June 30, 2004, the new budget had not been enacted for the fiscal year that began on July 1. However, expectations for improving revenues and the broad outlines of bipartisan agreement improved the prospects for near-term resolution. Even with enactment of the Governor's proposal, the state's Legislative Analyst's Office projected recurring annual budget gaps of as much as $8 billion.

California's economic recovery strengthened, with renewed growth in California exports and accelerating growth in personal income. California job growth, however, continued to lag national trends. In fact, during the past three years, the state lost 2% of its job base, mostly in technology-heavy Northern California. The Department of Finance forecast 0.8% growth in employment for 2004.

The state's recent financial difficulties can be traced to its dependence on income taxes and the growth in stock-related income, especially options, which became widely used by the technology and business services industries in the late 1990s. During this period, the state increased spending and reduced taxes without full regard for the volatility of these revenues. As economic and revenue growth slowed, a politically divided legislature failed to cut spending or raise revenues proportionately, passing deficit budgets and relying on one-time solutions that left the underlying problems largely unaddressed.

With voter approval of the deficit bonds in March, the state's credit ratings largely stabilized at low investment-grade levels. Moody's upgraded California's rating to A3 in May 2004, while Standard & Poor's and Fitch both rated the state BBB. As of June 30, 2004, Standard & Poor's had the state on its watch list for a possible rating upgrade, while Fitch continued to have California on its watch list for possible further downgrades. Though some of the state's underlying units of government, particularly counties, have absorbed cuts to their revenues as a result of the state budget cuts, only a few credit ratings were lowered and most remain solidly investment grade.

During the report period, the fund continued to take several steps to help ensure that its investments would be of the highest credit quality. First, we limited our holdings of direct state obligations and increased our holdings of other municipal issuers within the state, such as cities, universities, counties and school districts. In addition, we favored securities whose credit was enhanced by highly rated banks and insurance companies. As of the report date, approximately 66% of the portfolio, including many of our direct state holdings, carried these credit enhancements.

Performance and Fund Facts as of 6/30/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares
Seven-Day Yield[1]	0.40%	0.60%
Seven-Day Yield–No Waiver[2]	0.23%	0.46%
Seven-Day Effective Yield[1]	0.40%	0.60%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	0.68%	1.02%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	56 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	66%

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Taxable-equivalent effective yield assumes a 2004 maximum combined federal regular income and California state personal income tax rate of 41.05%. Investment income may be subject to the Alternative Minimum Tax.

Financial Statements

Financial Highlights

Sweep Shares	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.00[1]	0.01	0.02	0.03	0.02
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.20[2]	0.46	0.83	1.99	3.02	2.42
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.65	0.65	0.66[4]	0.65
Gross operating expenses	0.82[3]	0.82	0.82	0.82	0.84	0.85
Net investment income	0.40[3]	0.45	0.83	1.98	2.98	2.41
Net assets, end of period ($ x 1,000,000)	4,255	4,169	4,056	3,897	3,923	3,457

Value Advantage Shares	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.01	0.02	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.30[2]	0.66	1.03	2.19	3.22	2.62
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[3]	0.45	0.45	0.45	0.46[5]	0.45
Gross operating expenses	0.59[3]	0.59	0.59	0.61	0.63	0.65
Net investment income	0.60[3]	0.65	1.03	2.11	3.20	2.60
Net assets, end of period ($ x 1,000,000)	2,985	3,061	3,081	2,563	2,170	1,604

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

[5] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

• Tender option bond

▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
112.7% **Municipal Securities**	8,156,758	8,156,758
112.7% **Total Investments**	**8,156,758**	**8,156,758**
(12.7)% **Other Assets and Liabilities**		(917,280)
100.0% **Total Net Assets**		**7,239,478**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

| **Municipal Securities** 112.7% of net assets | | |

California 110.5%

Affordable Housing Agency

✚■ M/F Housing RB (Westridge at Hilltop Apts) Series 2003A
1.07%, 07/07/04 | 14,100 | 14,100

Alameda Cnty IDA

✚■ RB (JMS Family Partnership) Series 1995A
1.07%, 07/07/04 | 1,000 | 1,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ RB 1999 Series 1999A (Malmberg Engineering) 1.25%, 07/07/04	2,310	2,310
✚■ RB Series 1993A (Aitchison Family Partnership) 1.07%, 07/07/04	2,600	2,600
✚■ RB Series 1994A (Scientific Technology) 1.12%, 07/07/04	2,200	2,200

Alameda-Contra Costa Transit District

✚ 2003-04 RAN
0.98%, 08/19/04 | 14,000 | 14,019

✚▲ 2004-05 RAN
1.58%, 07/07/05 | 12,000 | 12,167

Anaheim Housing Auth

✚■ M/F Housing RB (Casa Granada Apts) Series 1997A
1.11%, 07/07/04 | 3,595 | 3,595

✚■ M/F Housing RB (Park Vista Apts) Series 2000D
1.09%, 07/07/04 | 21,000 | 21,000

✚■ M/F Housing RB (Port Trinidad Apts) Series 1997C
1.11%, 07/07/04 | 2,040 | 2,040

✚■ M/F Housing Refunding RB (Sage Park) Series 1998A
1.11%, 07/07/04 | 5,500 | 5,500

Anaheim Union High SD

✚◗■ School Facility Bridge Funding Program COP Series 1999
1.06%, 07/07/04 | 5,500 | 5,500

Association of Bay Area Governments

✚◗■• Bart SFO Extension Bonds (Airport Premium Fare) Series 2002A
1.25%, 07/07/04 | 9,995 | 9,995

✚■ COP (Harker School Foundation) Series 1998
1.09%, 07/07/04 | 4,500 | 4,500

✚◗■ Lease RB Series 2003A
1.17%, 07/07/04 | 8,000 | 8,000

✚■ M/F Housing RB (Artech Building) Series 1999A
1.10%, 07/07/04 | 3,200 | 3,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ M/F Housing RB (Crossing Apts) Series 2002A		
1.11%, 07/07/04	55,700	55,700
✚■ M/F Housing RB (Miramar Apts) Series 2000A		
1.11%, 07/07/04	30,000	30,000
✚■ M/F Housing RB (Mountain View Apts) Series 1997A		
1.20%, 07/07/04	6,230	6,230
✚■ RB (Public Policy Institute of California) Series 2001A		
1.10%, 07/07/04	9,000	9,000
Bay Area Toll Auth		
✚◗■ San Francisco Bay Area Toll Bridge RB Series 2003C		
1.06%, 07/07/04	93,400	93,400
✚◗■• San Francisco Bay Area Toll Bridge RB Series D		
1.13%, 07/07/04	10,125	10,125
✚◗■ San Francsico Bay Area Toll Bridge RB Series 2001C		
1.06%, 07/07/04	55,685	55,685
Burbank Redevelopment Agency		
✚■ M/F Housing RB Series 1985A		
1.02%, 07/07/04	9,160	9,160
California		
Economic Recovery Bonds Series 2004A		
✚◗■• 1.09%, 07/07/04	42,862	42,862
◗■• 1.09%, 07/07/04	115,650	115,650
✚◗■• 1.10%, 07/07/04	8,495	8,495
◗■• 1.10%, 07/07/04	18,745	18,745
✚◗■• 1.11%, 07/07/04	31,420	31,420
◗■• 1.11%, 07/07/04	39,995	39,995
◗■ Economic Recovery Bonds Series 2004C-1		
1.12%, 07/01/04	14,220	14,220
◗■ Economic Recovery Bonds Series 2004C-2		
1.06%, 07/01/04	10,500	10,500
◗■ Economic Recovery Bonds Series 2004C-3		
1.06%, 07/01/04	59,000	59,000
◗■ Economic Recovery Bonds Series 2004C-5		
1.04%, 07/01/04	22,395	22,395
✚■ Economic Recovery Bonds Series 2004C-6		
1.05%, 07/01/04	50,500	50,500
✚■ Economic Recovery Bonds Series 2004C-8		
1.08%, 07/01/04	37,500	37,500
✚■ Economic Recovery Bonds Series 2004C-9		
1.08%, 07/01/04	22,500	22,500
✚■ Economic Recovery Bonds Series 2004C-10		
1.04%, 07/07/04	75,000	75,000
✚■ Economic Recovery Bonds Series 2004C-11		
1.03%, 07/07/04	5,000	5,000
✚◗■ Economic Recovery Bonds Series 2004C-12		
1.07%, 07/07/04	27,000	27,000
✚◗■ Economic Recovery Bonds Series 2004C-14		
1.00%, 07/07/04	50,000	50,000
✚◗■ Economic Recovery Bonds Series 2004C-16		
1.05%, 07/07/04	78,380	78,380
✚◗■ Economic Recovery Bonds Series 2004C-18		
1.03%, 07/07/04	24,900	24,900
GO Bonds		
✚◗■• 1.10%, 07/07/04	41,705	41,705
✚◗■• 1.11%, 07/07/04	125,820	125,820
✚◗■• 1.12%, 07/07/04	107,565	107,565
✚◗■• 1.20%, 07/07/04	6,995	6,997
GO Bonds Series 1999		
✚◗■• 1.09%, 07/07/04	10,835	10,835
✚◗■• 1.10%, 07/07/04	13,675	13,675
✚■ GO Bonds Series 2003 A-1		
1.12%, 07/01/04	4,010	4,010
✚■ GO Bonds Series 2003 A-2		
1.05%, 07/01/04	34,275	34,275
✚■ GO Bonds Series 2003 A-3		
1.06%, 07/01/04	7,100	7,100
✚■ GO Bonds Series 2003 B-4		
1.04%, 07/07/04	26,800	26,800
✚■ GO Bonds Series 2003 C-1		
1.08%, 07/07/04	20,145	20,145
✚■ GO Bonds Series 2003 C-2		
1.06%, 07/07/04	58,500	58,500
✚■ GO Bonds Series 2003 C-3		
1.08%, 07/07/04	35,000	35,000

See financial notes. 9

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ GO Bonds Series 2003 C-4		
1.08%, 07/07/04	18,100	18,100
TECP		
✚ 1.05%, 07/06/04	56,250	56,250
✚ 1.08%, 07/07/04	26,500	26,500
✚ 1.10%, 07/08/04	28,400	28,400
✚ 1.05%, 07/12/04	19,750	19,750
✚ 1.08%, 07/12/04	24,000	24,000
✚ 1.10%, 07/12/04	20,000	20,000
✚ 1.07%, 07/13/04	31,250	31,250
✚ 1.09%, 07/14/04	7,800	7,800
✚ 1.10%, 08/11/04	19,750	19,750
✚ 1.10%, 08/12/04	89,000	89,000
✚ 1.09%, 08/17/04	17,125	17,125
✚ 1.09%, 08/18/04	21,250	21,250
✚ 1.13%, 09/08/04	40,000	40,000
California Alternative Energy Source Financing Auth		
■ Cogeneration Facility RB Series 1993A		
1.08%, 07/07/04	25,330	25,330
■ Cogeneration Facility RB Series 1993B		
1.03%, 07/07/04	13,360	13,360
California Dept of Water Resources		
✚◗■• 1996 Water Refunding RB (Big Bear Lake)		
1.11%, 07/07/04	8,445	8,445
Power Supply RB Series 2002A		
✚◗■• 1.10%, 07/07/04	16,525	16,525
✚◗■• 1.11%, 07/07/04	67,570	67,570
✚■ Power Supply RB Series 2002B-2		
1.12%, 07/01/04	17,250	17,250
✚■ Power Supply RB Series 2002B-3		
1.08%, 07/01/04	6,300	6,300
✚■ Power Supply RB Series 2002B-4		
1.05%, 07/01/04	15,510	15,510
✚◗■ Power Supply RB Series 2002C-7		
1.08%, 07/07/04	63,600	63,600
✚■ Power Supply RB Series 2002C-9		
1.08%, 07/07/04	17,350	17,350

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ Power Supply RB Series 2002C-10		
1.09%, 07/07/04	15,000	15,000
✚■ Power Supply RB Series 2002C-11		
1.06%, 07/07/04	3,100	3,100
✚◗■ Power Supply RB Series 2002C-13		
1.07%, 07/07/04	5,100	5,100
✚■ Power Supply RB Series 2002C-14		
1.08%, 07/07/04	21,330	21,330
✚■ Power Supply RB Series 2002C-17		
1.06%, 07/07/04	8,300	8,300
California Economic Development Financing Auth		
✚■ Airport Facilities RB (Mercury Air Group) Series 1998		
1.08%, 07/07/04	14,000	14,000
✚■ IDRB (Calco) Series 1997		
1.30%, 07/07/04	480	480
✚■ IDRB (Costa Macaroni Mfg) Series 1997		
1.07%, 07/07/04	2,540	2,540
✚■ IDRB (Gaiser Tool Company) Series 1997		
1.07%, 07/07/04	1,890	1,890
✚■ IDRB (Lion Raisins) Series 1998		
1.08%, 07/07/04	1,250	1,250
California Educational Facilities Auth		
✚■ RB (Chapman University) Series 2000		
1.20%, 07/07/04	4,700	4,700
✚■ RB (San Francisco Conservatory of Music) Series 2000		
1.04%, 07/07/04	2,760	2,760
✚◗■ RB (St. Marys College of California) Series 2001B		
1.06%, 07/07/04	8,050	8,050
✚■ RB (University of Judaism) Series 1998A		
1.06%, 07/07/04	5,300	5,300
✚◗■• RB (University of San Francisco) Series 1996		
1.08%, 07/07/04	8,995	8,995

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ RB (University of San Francisco) Series 2000 1.06%, 07/07/04	19,600	19,600
✚■ RB (University of San Francisco) Series 2003 1.06%, 07/07/04	36,900	36,900
California Health Facilities Financing Auth		
✚■ Health Facility RB (Catholic Healthcare West) 2004 Series J 1.07%, 07/07/04	20,000	20,000
✚■ Health Facility RB (Catholic Healthcare West) 2004 Series K 1.03%, 07/07/04	5,000	5,000
✚▶■ Insured Hospital RB (Scripps Memorial Hospital) Series 1985B 1.09%, 07/07/04	9,825	9,825
✚▶■ Insured RB (Catholic Healthcare West) Series 1988A 1.09%, 07/07/04	4,200	4,200
✚▶■ Insured RB (Southern California Presbyterian Homes) Series 1998 1.06%, 07/07/04	29,200	29,200
✚▶■• RB (Kaiser Permanente) Series 1998A 1.11%, 07/07/04	9,995	9,995
California HFA		
✚▶■ Home Mortgage RB 2001 Series J 1.10%, 07/01/04	36,120	36,120
✚▶■ Home Mortgage RB 2001 Series N 1.09%, 07/01/04	12,920	12,920
✚■ Home Mortgage RB 2001 Series R 1.08%, 07/01/04	1,640	1,640
✚▶■ Home Mortgage RB 2002 Series B 1.17%, 07/01/04	4,000	4,000
✚▶■ Home Mortgage RB 2002 Series F 1.09%, 07/01/04	12,065	12,065
✚▶■ Home Mortgage RB 2002 Series J 1.10%, 07/01/04	57,430	57,430

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚▶■ Home Mortgage RB 2002 Series P 1.09%, 07/07/04	61,000	61,000
✚▶■ Home Mortgage RB 2003 Series D 1.10%, 07/07/04	15,000	15,000
✚▶■ Home Mortgage RB 2003 Series H 1.10%, 07/07/04	19,865	19,865
▶■ Home Mortgage RB 2003 Series K 1.15%, 08/01/04	73,500	73,500
Home Mortgage RB 2003 Series M		
▶■ 1.09%, 07/01/04	33,200	33,200
▶■ 1.08%, 07/07/04	34,580	34,580
✚▶■• Home Mortgage RB Series 1998J Bonds 1.15%, 09/02/04	3,115	3,115
▶■ M/F Housing RB III 2001 Series G 1.09%, 07/07/04	65,260	65,260
▶■ M/F Housing RB III 2002 Series A 1.08%, 07/07/04	26,160	26,160
▶■ M/F Housing RB III Series 2002 E 1.08%, 07/07/04	45,185	45,185
▶■• S/F Mortgage Bonds II, 1997 Series C-4 1.11%, 07/07/04	2,290	2,290
▶■• S/F Mortgage RB Draw Down Series 2003B 1.17%, 07/07/04	4,580	4,580
California Infrastructure & Economic Development Bank		
✚■ IDRB (American-De Rosa Lamp Arts) Series 1999 1.12%, 07/07/04	4,950	4,950
✚■ IDRB (Fairmont Sign Co) Series 2000A 1.23%, 07/07/04	4,250	4,250
✚■ IDRB (Lafayette Textile Industries) Series 1999 1.12%, 07/07/04	1,170	1,170
✚■ IDRB (Nelson Name Plate Co) Series 1999 1.13%, 07/07/04	3,150	3,150

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ IDRB (Roller Bearing Co) Series 1999 1.23%, 07/07/04	2,400	2,400
+▶■ Insured RB (Rand Corp) Series 2002B 1.04%, 07/01/04	5,800	5,800
+▶■ RB (California Independent System Operator Corp) Series A 1.06%, 07/07/04	11,100	11,100
RB (J. Paul Getty Trust) Series 2003A 1.17%, 02/01/05	50,000	50,000
RB (J. Paul Getty Trust) Series 2003C 1.17%, 02/01/05	14,000	14,000
RB (J. Paul Getty Trust) Series 2003D 1.17%, 07/07/04	14,000	14,000
+■ RB (SRI International) Series 2003A 1.06%, 07/07/04	4,000	4,000
California Pollution Control Finance Auth		
+■ Resource Recovery RB (Sanger) Series 1990A 1.14%, 07/07/04	19,200	19,200
+■ Resource Recovery RB (Wadham Energy) Series 1987B 1.04%, 07/07/04	3,100	3,100
+■ Solid Waste Disposal RB (Ag Resources III) Series 2004 1.14%, 07/07/04	2,790	2,790
+■ Solid Waste Disposal RB (Agrifab) Series 2003 1.14%, 07/07/04	2,900	2,900
+■ Solid Waste Disposal RB (Alameda County Industries) Series 2000A 1.14%, 07/07/04	3,760	3,760
+■ Solid Waste Disposal RB (Athens Disposal Co) Series 1999A 1.14%, 07/07/04	6,400	6,400
+■ Solid Waste Disposal RB (Athens Disposal Company) Series 1995A 1.14%, 07/07/04	11,435	11,435
+■ Solid Waste Disposal RB (Athens Services) Series 2001A 1.14%, 07/07/04	4,100	4,100
+■ Solid Waste Disposal RB (Atlas Disposal Industries) Series 1999A 1.19%, 07/07/04	3,000	3,000
+■ Solid Waste Disposal RB (BLT Enterprises of Sacramento) Series 1999A 1.14%, 07/07/04	6,725	6,725
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 1999A 1.14%, 07/07/04	4,500	4,500
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 2001A 1.14%, 07/07/04	4,600	4,600
+■ Solid Waste Disposal RB (Browning-Ferris Industries of California) Series 1997A 1.05%, 07/07/04	24,500	24,500
+■ Solid Waste Disposal RB (Burrtec Waste Industries Inc.) Series 1998A 1.49%, 07/07/04	695	695
+■ Solid Waste Disposal RB (Burrtec Waste Industries) Series 1997B 1.49%, 07/07/04	3,430	3,430
+■ Solid Waste Disposal RB (CR&R Inc) Series 2002A 1.19%, 07/07/04	3,900	3,900
+■ Solid Waste Disposal RB (Cal-San) Series 1996B 1.14%, 07/07/04	2,550	2,550
+■ Solid Waste Disposal RB (California Waste Solutions) Series 2002A 1.14%, 07/07/04	3,760	3,760
+■ Solid Waste Disposal RB (Cheese & Protein International) Series 2001A 1.12%, 07/07/04	10,000	10,000
+■ Solid Waste Disposal RB (Cold Canyon Landfill) Series 1998A 1.14%, 07/07/04	5,845	5,845

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Colmac Energy) Series 1990A 1.08%, 07/07/04	6,295	6,295
+■ Solid Waste Disposal RB (Contra Costa Waste Service) Series 1995A 1.14%, 07/07/04	2,300	2,300
+■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 1996A 1.14%, 07/07/04	13,885	13,885
+■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 2004A 1.14%, 07/07/04	22,200	22,200
+■ Solid Waste Disposal RB (Escondido Disposal/Jemco Equipment Corp.) Series 1998A 1.49%, 07/07/04	7,845	7,845
+■ Solid Waste Disposal RB (Federal Disposal Service) Series 2001A 1.19%, 07/07/04	2,400	2,400
+■ Solid Waste Disposal RB (Greenteam of San Jose) Series 2001A 1.14%, 07/07/04	10,900	10,900
+■ Solid Waste Disposal RB (Greenwaste of Tehama) Series 1999A 1.14%, 07/07/04	2,060	2,060
+■ Solid Waste Disposal RB (Madera Disposal Systems Inc) Series 1998A 1.14%, 07/07/04	1,800	1,800
+■ Solid Waste Disposal RB (Marborg Industries) Series 2000A 1.14%, 07/07/04	4,505	4,505
+■ Solid Waste Disposal RB (Metropolitan Recycling Corp) Series 2000B 1.19%, 07/07/04	3,690	3,690
+■ Solid Waste Disposal RB (Mottra Corp) Series 2002A 1.14%, 07/07/04	2,105	2,105
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2001 1.14%, 07/07/04	8,740	8,740
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2002A 1.14%, 07/07/04	6,000	6,000
+■ Solid Waste Disposal RB (Norcal Waste Systems) Series 2003A 1.14%, 07/07/04	4,000	4,000
+■ Solid Waste Disposal RB (Orange Ave Disposal Co.) Series 2002A 1.14%, 07/07/04	6,250	6,250
+■ Solid Waste Disposal RB (Ratto Group of Companies) Series 2001A 1.14%, 07/07/04	4,340	4,340
+■ Solid Waste Disposal RB (Sanco Services) Series 2002A 1.49%, 07/07/04	4,000	4,000
+■ Solid Waste Disposal RB (Santa Clara Valley Disposal) Series 2001A 1.14%, 07/07/04	6,110	6,110
+■ Solid Waste Disposal RB (Santa Clara Valley Industries) Series 1998A 1.19%, 07/07/04	2,600	2,600
+■ Solid Waste Disposal RB (Solag Disposal) Series 1997A 1.19%, 07/07/04	2,400	2,400
+■ Solid Waste Disposal RB (Specialty Solid Waste & Recycling) Series 2001A 1.19%, 07/07/04	3,160	3,160
+■ Solid Waste Disposal RB (Talco Plastics) Series 1997A 1.12%, 07/07/04	3,350	3,350
+■ Solid Waste Disposal RB (Tri-CED Community Recycling) Series 1998A 1.12%, 07/07/04	1,585	1,585
+■ Solid Waste Disposal RB (Valley Vista Services) Series 2003A 1.14%, 07/07/04	2,350	2,350
+■ Solid Waste Disposal RB (West Valley MRF) Series 1997A 1.49%, 07/07/04	3,960	3,960

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Zanker Road Landfill) Series 1999C 1.19%, 07/07/04	6,265	6,265
California Public Works Board		
+▶■• Lease RB (University of California) Series 1997C 1.10%, 07/07/04	10,900	10,900
+▶■• Lease RB Series 1999A Series 1999F 1.09%, 07/07/04	9,985	9,985
+▶■• Refunding Lease RB (Dept of Corrections) Series 1993A 1.11%, 07/07/04	3,000	3,000
California School Cash Reserves Program Auth		
+▲ 2004 Pool Bonds Series A 1.60%, 07/06/05	192,330	194,978
California State University		
+ TECP Series A 1.10%, 07/13/04	11,090	11,090
California Statewide Communities Development Auth		
+■ COP (SVDP Management) Series 1998 1.00%, 07/07/04	5,685	5,685
+▶■ COP (Sutter Health Related Group) 1.09%, 07/07/04	5,000	5,000
+■ IDRB (Biocol Investments) Series 1997B 1.42%, 07/07/04	1,500	1,500
+■ IDRB (Cowden Metal Stamping & Tooling) Series 1997A 1.42%, 07/07/04	1,290	1,290
+■ IDRB (Golden Valley Grape Juice & Wine) Series 1998 1.15%, 07/07/04	840	840
+■ IDRB (Integrated Rolling Co) Series 1999A 1.13%, 07/07/04	1,900	1,900
+■ IDRB (RL Group) Series 1998C 1.15%, 07/07/04	1,600	1,600
+■ M/F Housing RB (Agave at Elk Grove Apts) Series 2003DD 1.11%, 07/07/04	15,100	15,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Bay Vista at Meadow Park Apts) Series 2003 NN-1 1.20%, 10/15/04	15,000	15,000
+■ M/F Housing RB (Creekside at Meadow Park Apts) Series 2002HH 1.11%, 07/07/04	15,000	15,000
+■ M/F Housing RB (Cypress Villa Apts) Series 2000F 1.11%, 07/07/04	4,725	4,725
+■ M/F Housing RB (Dublin Ranch Senior Apts) Series 2003OO 1.14%, 07/07/04	15,090	15,090
+■ M/F Housing RB (Emerald Gardens Apts) Series 2000E 1.11%, 07/07/04	7,320	7,320
+■ M/F Housing RB (Fairway Family Apts) Series 2003PP 1.14%, 07/07/04	30,000	30,000
+■ M/F Housing RB (Kimberly Woods Apts) Series 1995B 1.09%, 07/07/04	13,400	13,400
+■ M/F Housing RB (Laurel Park Senior Apts) Series 2002H 1.10%, 07/07/04	5,500	5,500
+■ M/F Housing RB (Los Padres Apts) Series 2003E 1.11%, 07/07/04	10,750	10,750
+■ M/F Housing RB (Marlin Cove Apts) Series 2000V 1.11%, 07/07/04	8,000	8,000
+■ M/F Housing RB (Oakmont of Concord) Series 2002Q 1.14%, 07/07/04	25,000	25,000
+■ M/F Housing RB (Park David Senior Apts) Series 1999D 1.11%, 07/07/04	8,220	8,220
+■ M/F Housing RB (Plaza Club Apts) Series 1997A 1.09%, 07/07/04	10,290	10,290
+■ M/F Housing RB (Silvercrest Residence) Series 2003EEE 1.08%, 07/07/04	13,130	13,130
+■ M/F Housing RB (Valley Palms Apts) Series 2002C 1.11%, 07/07/04	12,000	12,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Victoria Palm Villa Apts) Series 2003VV		
1.16%, 07/07/04	34,000	34,000
+■ M/F Housing RB (Woodsong Apts) Series 1997B		
1.11%, 07/07/04	3,227	3,227
+■ RB (Elder Care Alliance) Series 2000		
1.06%, 07/07/04	12,760	12,760
+■▶ RB (Gemological Institute) Series 2001		
1.06%, 07/07/04	33,725	33,725
+■ RB (Japanese American National Museum) Series 2000A		
1.08%, 07/07/04	4,700	4,700
+■ RB (Jewish Federation Council of Greater Los Angeles) Series 2000A		
0.97%, 07/07/04	5,500	5,500
■ RB (Kaiser Permanente) Series 2001A		
1.25%, 01/04/05	24,000	24,000
■ RB (Kaiser Permanente) Series 2001B		
1.00%, 07/07/04	31,500	31,500
■ RB (Kaiser Permanente) Series 2002B		
1.15%, 07/07/04	17,000	17,000
■ RB (Kaiser Permanente) Series 2003A		
1.15%, 07/07/04	3,000	3,000
■ RB (Kaiser Permanente) Series 2003B		
1.15%, 07/07/04	8,400	8,400
RB (Kaiser Permanente) Series 2004E		
1.08%, 07/07/04	53,000	53,000
1.59%, 07/07/04	18,300	18,217
1.60%, 07/07/04	34,000	33,845
RB (Kaiser Permanente) Series 2004K		
1.04%, 07/20/04	15,000	15,000
1.04%, 08/11/04	10,000	10,000
1.10%, 08/11/04	4,000	4,000
■ RB (Kaiser Permanente) Series 2004L		
1.15%, 07/07/04	7,800	7,800

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ RB (Kaiser Permanente) Series 2004M		
1.15%, 07/07/04	13,000	13,000
+■ RB (Laurence School) Series 2003		
1.10%, 07/07/04	4,000	4,000
+■ RB (Master's College) Series 2002		
1.06%, 07/07/04	11,250	11,250
+■ RB (National Public Radio) Series 2002		
1.05%, 07/07/04	7,600	7,600
+■ RB (Painted Turtle) Series 2003		
1.10%, 07/07/04	7,560	7,560
+■ Refunding RB (13th & I Associates) Series 1991		
1.42%, 07/07/04	4,165	4,165
+▲ TRANS Series 2004 A-1		
1.59%, 06/30/05	48,000	48,664
▲ TRANS Series 2004A-2		
1.59%, 06/30/05	18,000	18,249
▲ TRANS Series 2004A-3		
1.59%, 06/30/05	65,500	66,407
Carlsbad		
+■ M/F Housing Refunding RB (Santa Fe Ranch Apts) Series 1993A		
1.60%, 07/07/04	14,400	14,400
Contra Costa Cnty		
+■ M/F Mortgage RB (El Cerrito Royale) Series 1987A		
1.08%, 07/07/04	2,480	2,480
Davis Community Facilities District 1992-2		
+■ Special Tax Bonds (East Davis Mace Ranch Area II) Series 2000		
1.08%, 07/07/04	3,100	3,100
Diamond Bar Public Financing Auth		
+■ Lease RB (Community Center) Series 2002A		
1.15%, 07/07/04	9,755	9,755

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Dublin Housing Auth		
+■ M/F Housing RB (Park Sierra At Iron Horse Trail) Series 1998A		
1.11%, 07/07/04	14,900	14,900
Dublin San Ramon Service District		
+▶■ Sewer Revenue COP Series 2000		
1.05%, 07/07/04	20,565	20,565
East Bay Municipal Utility District		
Water System TECP		
▶ 1.10%, 07/08/04	21,900	21,900
▶ 1.03%, 07/20/04	6,000	6,000
▶ 1.07%, 08/04/04	7,800	7,800
▶ 1.09%, 08/12/04	13,000	13,000
Eastern Municipal Water District		
+▶■ Water & Sewer Revenue COP Series 2003B		
1.06%, 07/07/04	20,300	20,300
El Cajon Redevelopment Agency		
+■ M/F Housing RB (Park-Mollison & Madison Apts) Series 1998		
1.09%, 07/07/04	5,000	5,000
El Camino Community College District		
+▶■• GO Bonds Series 2003A		
1.11%, 07/14/04	16,100	16,100
Emeryville Redevelopment Agency		
+■ M/F Housing RB (Bay St Apts) Series 2002A		
1.09%, 07/07/04	33,215	33,215
Fillmore Public Financing Auth		
+■ RB (Central City Redevelopment Area) Series 2003A		
1.04%, 07/07/04	27,775	27,775
Foothill-De Anza Community College District		
▶■• GO Bonds Series A		
1.09%, 07/07/04	9,980	9,980
Fresno IDA		
+■ IDRB (Keiser Corp.) Series 1997		
1.12%, 07/07/04	1,660	1,660
Golden Empire Schools Financing Auth		
+■ Lease RB (Kern High SD) Series 2001		
1.03%, 07/07/04	10,600	10,600
Golden Gate Bridge, Highway & Transportation District		
TECP Series A		
▶ 0.95%, 07/06/04	7,800	7,800
▶ 0.94%, 07/07/04	3,000	3,000
Hayward		
+■ M/F Housing RB (Shorewood Apts) Series 1984A		
1.12%, 07/07/04	12,100	12,100
Hayward Housing Auth		
+■ M/F Mortgage Refunding RB (Huntwood Terrace Apts) Series 1993A		
1.09%, 07/07/04	5,365	5,365
Hercules Public Financing Auth		
+■ Lease RB Series 2003A		
1.10%, 07/07/04	7,000	7,000
Hercules Redevelopment Agency		
+■ IDRB (Pro Media) Series 2000A		
1.20%, 07/07/04	2,500	2,500
Hollister Redevelopmemt Agency		
+■ RB (San Benito Cnty Community Services Develop) Series 2004		
1.04%, 07/07/04	6,250	6,250
Huntington Beach		
+■ M/F Housing RB (Five Points Seniors) Series 1991A		
1.09%, 07/07/04	9,500	9,500
Huntington Park Redevelopment Agency		
+■ M/F Housing RB (Casa Rita Apts) Series 1994A		
1.09%, 07/07/04	3,900	3,900
Irvine		
+■ Assessment District # 00-18 Limited Obligation Improvement Bonds Series A		
1.03%, 07/01/04	6,100	6,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Assessment District # 03-19 Limited Obligation Improvement Series A		
1.03%, 07/01/04	3,300	3,300
+■ Assessment District # 93-14 Limited Obligation Improvement Series 2000		
1.06%, 07/01/04	1,200	1,200
+■ Assessment District # 94-15 Limited Obligation Improvement Bonds Series 1994		
1.03%, 07/01/04	2,200	2,200
Irvine Ranch Water District		
+■ Consolidated Series 1993 GO of Improvement Districts # 140, 240, 105, & 250		
1.04%, 07/01/04	1,100	1,100
+■ Consolidated Series 1995 GO of Improvement Districts # 140, 240, 105, & 250		
1.06%, 07/01/04	2,300	2,300
Irvine Unified SD		
+■ Special Tax Bonds (South Irvine Communities) Series 2003		
1.03%, 07/01/04	3,000	3,000
Kern Cnty		
+■ COP Series 1986A		
1.00%, 07/07/04	2,200	2,200
▲ TRANS		
1.60%, 06/30/05	110,000	111,486
Long Beach Harbor Facilities Corp		
+▶■ Harbor RB Series 2002A		
1.09%, 07/07/04	62,000	62,000
▶ Harbor TECP Series A		
1.12%, 08/04/04	1,500	1,500
▶ 1.20%, 08/04/04	27,250	27,250
Long Beach Housing Auth		
+■ M/F Housing Refunding RB (Channel Point Apts) Series 1998A		
1.07%, 07/07/04	7,000	7,000
Long Beach Unified SD		
+▶■ Capital Improvement Refinancing COP Series 2001		
1.08%, 07/07/04	29,645	29,645

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles		
+▶■ GO Refunding Bonds Series 1998A		
1.11%, 07/07/04	4,150	4,150
+■ M/F Housing RB (Beverly Park Apts) Series 1988A		
1.11%, 07/07/04	34,000	34,000
+■ M/F Housing RB (Channel Gateway Apts) Issue 1989B		
1.08%, 07/07/04	67,700	67,700
+■ M/F Housing RB (Fountain Park Phase II) Series 2000B		
1.08%, 07/07/04	33,615	33,615
+■ M/F Housing RB (Fountain Park) Series 1999P		
1.08%, 07/07/04	37,300	37,300
+■ M/F Housing RB (Studio Colony) Series 1985C		
1.11%, 07/07/04	15,111	15,111
+■ M/F Housing RB Series 1985K		
1.05%, 07/07/04	1,555	1,555
+■ M/F Housing Refunding RB (Tri-City) Series 2001I		
1.08%, 07/07/04	3,400	3,400
▶ Wastewater System TECP		
0.94%, 08/11/04	34,000	34,000
▶ 1.03%, 10/14/04	36,875	36,875
Los Angeles Cnty		
+■ COP (LA County Museum of Art) Series 1985A		
1.06%, 07/07/04	1,100	1,100
+■ COP (LA County Museum of Art) Series 1985B		
1.06%, 07/07/04	1,100	1,100
+▶■ Pension Obligation Refunding RB Series 1996A		
1.04%, 07/07/04	15,095	15,095
+▶■ Pension Obligation Refunding RB Series 1996C		
1.04%, 07/07/04	31,025	31,025
TRANS Series 2004A		
1.58%, 06/30/05	17,500	17,744
▲ 1.60%, 06/30/05	182,500	185,008

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles Cnty Capital Asset Leasing Corp.		
Lease Revenue TECP		
+ 1.00%, 07/07/04	17,500	17,500
+ 1.10%, 07/09/04	6,000	6,000
+ 1.07%, 07/13/04	12,450	12,450
+ 1.07%, 07/14/04	14,500	14,500
+ 1.10%, 08/11/04	20,200	20,200
Los Angeles Cnty Housing Auth		
+■ M/F Housing RB (Malibu Canyon Apts) Series 1985B		
1.06%, 07/07/04	28,520	28,520
Los Angeles Cnty Metropolitan Transportation Auth		
+■• Sales Tax RB Series 1997A		
1.09%, 07/07/04	23,830	23,830
+▶■ Sales Tax Refunding RB (Prop C) Second Senior Bonds Series 1993A		
1.06%, 07/07/04	9,500	9,500
Second Subordinate Sales Tax Revenue TECP Series A		
+ 1.02%, 07/07/04	10,054	10,054
+ 1.00%, 07/08/04	25,267	25,267
+ 1.10%, 08/11/04	14,764	14,764
+▶■• Senior Sales Tax RB Series 2001A		
1.08%, 07/14/04	12,600	12,600
+▶■• Senior Sales Tax Refunding RB Series 2001B		
1.10%, 07/07/04	24,750	24,750
Los Angeles Community Redevelopment Agency		
+■ M/F Housing RB (Metropolitan Lofts Apts) Series 2002A		
1.14%, 07/07/04	17,750	17,750
Los Angeles Convention & Exhibition Auth		
+▶■ Lease Refunding RB Series 2003B-1		
1.02%, 07/07/04	16,500	16,500
+▶■ Lease Refunding RB Series 2003F		
1.01%, 07/07/04	8,895	8,895
Los Angeles Dept. of Water & Power		
▶■• Electric Plant RB Series 2000		
1.08%, 07/07/04	11,620	11,620

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• Power System RB Series 2001A		
1.10%, 07/07/04	24,750	24,750
Power System RB Series 2001A-1		
+▶■• 1.11%, 07/07/04	15,000	15,000
▶■• 1.12%, 07/07/04	7,120	7,120
▶■ Power System RB Series 2001B-3		
1.09%, 07/01/04	13,900	13,900
+▶■• Water System RB Series 2001A		
1.08%, 07/07/04	12,708	12,708
+▶■• Water Works RB Series 1999		
1.09%, 07/07/04	22,090	22,090
Los Angeles Harbor Department		
TECP Series B		
▶ 1.13%, 07/08/04	24,323	24,323
▶ 1.08%, 08/16/04	11,259	11,259
▶ 1.05%, 10/12/04	27,320	27,320
Los Angeles Municipal Improvement Corp.		
+ Lease Revenue TECP Series A-1		
1.15%, 10/06/04	14,293	14,293
Los Angeles Unified SD		
+▶■• GO Bonds Series 1999C		
1.10%, 07/07/04	16,400	16,400
Los Angeles Wastewater System		
+▶■• RB Series 1998A		
1.08%, 07/07/04	17,000	17,000
+▶■ Refunding RB Series 2002A		
1.13%, 07/07/04	12,245	12,245
+▶■ Subordinate Refunding RB Series 2001A		
1.15%, 12/09/04	30,000	30,000
+▶■ Subordinate Refunding RB Series 2001B		
1.15%, 12/09/04	24,600	24,600
+▶■ Subordinate Refunding RB Series 2001C		
1.15%, 12/09/04	24,065	24,065
+▶■ Subordinate Refunding RB Series 2001D		
1.15%, 12/09/04	7,550	7,550

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
M-S-R Public Power Agency		
+▶■ Subordinate Lien RB (San Juan) Series 1997E 1.07%, 07/07/04	21,400	21,400
Madera Cnty		
+■ Lease RB (Madera Municipal Golf Course Refinancing) Series 1993 1.07%, 07/07/04	3,150	3,150
Martinez		
+■ M/F Housing Refunding RB (Muirwood Garden Apts) Series 2003A 1.05%, 07/07/04	6,800	6,800
Modesto City SD		
+ GO Refunding Bonds Series 2003 0.95%, 08/01/04	2,115	2,119
Modesto High SD		
+ GO Refunding Bonds Series 2003 0.95%, 08/01/04	2,000	2,003
Mt. San Antonio Community College District		
+▶■• GO Bonds 2001 Election Series 2004B 1.40%, 12/22/04	13,140	13,140
Mt. San Jacinto Winter Park Auth		
+■ COP (1998 Palm Springs Aerial Tramway) 1.08%, 07/07/04	7,600	7,600
+■ COP (Palm Springs Aerial Tramway) Series 2000B 1.08%, 07/07/04	2,900	2,900
Northern California Power Agency		
+▶■ Hydroelectric Project #1 Refunding RB Series 2003A 1.02%, 07/07/04	9,500	9,500
Oakland		
2003-2004 TRAN 0.93%, 07/29/04	160	160
+▶■• Insured RB (180 Harrison Foundation) Series 1999A 1.09%, 07/07/04	4,500	4,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Oakland Joint Powers Financing Auth		
+▶■ Lease RB Series 1998 A-2 1.05%, 07/07/04	12,590	12,590
Oceanside		
+■ M/F Mortgage RB (Riverview Springs Apts) Series 1990A 1.09%, 07/07/04	12,270	12,270
Orange Cnty		
+■ Apartment Development RB Issue 1985U (Hon Development Corp) Series C 1.06%, 07/07/04	13,300	13,300
+■ Apartment Development Refunding RB (Villas Aliento) Series 1998E 1.06%, 07/07/04	4,500	4,500
+■ Apartment Development Refunding RB (Vintage Woods) Series 1998H 1.07%, 07/07/04	10,000	10,000
+■ Apartment Development Refunding RB (WLCO LF Partners) Series 1998G 1.07%, 07/07/04	14,100	14,100
+■ COP (Florence Crittenton Services) Series 1990 1.02%, 07/07/04	5,200	5,200
Orange Cnty Housing Auth		
+■ Apartment Development RB (Lantern Pines) Series 1985CC 1.05%, 07/07/04	14,700	14,700
Orange Cnty Local Transp Auth		
Sales Tax Revenue TECP		
+ 1.07%, 07/14/04	20,000	20,000
+ 0.94%, 08/13/04	22,000	22,000
Orange Cnty Sanitation District		
▶■ Refunding COP Series 2000B 1.04%, 07/01/04	8,000	8,000
Orange Cnty Water District		
▶■ Revenue COP Series 2003A 1.04%, 07/07/04	48,215	48,215
Oxnard Financing Auth		
+▶■ Lease RB Series 2003B 1.06%, 07/07/04	14,400	14,400

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pacific Housing & Finance Agency		
✚ Lease Revenue Pass-Through Obligations (Lease Purchase) 1999 Series A		
1.10%, 12/01/04	4,995	5,068
Palo Alto Unified SD		
◗■• GO Bonds Series B Series 1997R		
1.09%, 07/07/04	6,000	6,000
Pasadena		
✚◗■ COP (City Hall & Park Improvements) Series 2003		
1.06%, 07/07/04	46,790	46,790
Peninsula Corridor Joint Powers Board		
Grant Anticipation Notes 2003D		
1.15%, 11/19/04	12,000	12,010
Petaluma Community Development Commission		
✚■ M/F Housing RB (Oakmont) Series 1996A		
1.10%, 07/07/04	3,450	3,450
Pinole Redevelopment Agency		
✚■ M/F Housing RB (East Bluff Apts) Series 1998A		
1.20%, 07/07/04	4,959	4,959
Pleasant Hill		
✚■ M/F Mortgage RB (Brookside Apts) Series 1988A		
1.00%, 07/07/04	4,400	4,400
Pleasanton		
✚■ M/F Housing RB (Busch Senior Housing) Series 2003A		
1.11%, 07/07/04	13,360	13,360
Pomona		
✚■ COP (Mt. San Antonio Gardens Project) Series 2004		
1.07%, 07/07/04	25,145	25,145
Port of Oakland		
✚◗■• RB Series 2000K		
1.14%, 07/07/04	23,415	23,415
Rancho California Water District Financing Auth		
✚◗■ RB Series 2001B		
1.00%, 07/07/04	13,300	13,300

Issuer, Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Redwood City		
✚■ COP (City Hall) Series 1998		
1.10%, 07/07/04	3,195	3,195
Riverside Cnty		
✚■ COP Type One Series B		
1.04%, 07/07/04	10,400	10,400
Riverside Cnty Housing Auth		
✚■ M/F Housing RB (Briarwood Apts) Series 1985C		
1.10%, 07/07/04	4,500	4,500
✚■ M/F Housing RB (Victoria Springs Apts) Series 1989C		
1.09%, 07/07/04	9,000	9,000
✚■ M/F Housing Refunding RB (Tyler Springs Apts) Series 1999C		
1.07%, 07/07/04	8,300	8,300
Roseville Joint Union High SD		
✚◗■ COP Series 2003		
1.10%, 07/07/04	6,300	6,300
Sacramento Cnty		
✚■ COP (Administration Center & Courthouse) Series 1990		
1.06%, 07/07/04	7,365	7,365
✚■ Special Facilities Airport RB (Cessna Aircraft Co) Series 1998		
1.12%, 07/07/04	3,300	3,300
▲ TRANS Series 2004A		
1.65%, 07/11/05	35,000	35,477
Sacramento Cnty Housing Auth		
✚■ M/F Housing RB (Carlton Plaza Senior Apts) Series 2003E		
1.13%, 07/07/04	14,000	14,000
✚■ M/F Housing RB (Hidden Oaks Apts) Series 1999C		
1.11%, 07/07/04	6,300	6,300
✚■ M/F Housing Refunding RB (Chesapeake Commons Apts) Series 2001C		
1.09%, 07/07/04	28,000	28,000
Sacramento Cnty Sanitation District		
◗■• RB Series 2000A Series 2000-366		
1.08%, 07/07/04	12,445	12,445

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■• RB Series 2000A Series PA-694R 1.11%, 07/07/04	6,090	6,090
Sacramento Housing Auth		
✦■ M/F Housing RB (St. Anton Building Apts) Series 2003I 1.11%, 07/07/04	8,000	8,000
Sacramento Redevelopment Agency		
✦■ M/F Housing RB (18th & L Apts) Series 2002E 1.11%, 07/07/04	10,525	10,525
Salinas Apartment Development		
✦■ M/F Housing RB (Mariner Villa Project) Series 1985B 1.06%, 07/07/04	2,825	2,825
San Bernardino Cnty		
✦▶■ COP (Medical Center) Series 1998 1.02%, 07/07/04	20,500	20,500
San Diego Cnty & School Dist TRANS Series 2004A		
▲ 1.58%, 07/25/05	15,000	15,263
▲ 1.59%, 07/25/05	102,600	104,386
San Diego Housing Auth		
✦■ M/F Housing RB (La Cima Apts) Series 1985K 1.08%, 07/07/04	12,140	12,140
✦■ M/F Mortgage Refunding RB (Creekside Villa Apts) Issue 1999B 1.09%, 07/07/04	6,000	6,000
San Diego Unified SD		
✦▶■• GO Bonds Series 2002D 1.23%, 08/18/04	12,280	12,280
✦▶■• GO Bonds Series 2003E 1.10%, 07/07/04	20,165	20,165
▲ TRANS 1.59%, 07/25/05	75,000	76,109
San Francisco Airports Commission		
✦▶■• Second Series RB Series 18B 1.08%, 07/07/04	16,255	16,255
✦▶■• Second Series RB Series 24A 1.17%, 07/07/04	12,670	12,670

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Francisco City & Cnty		
✦■ M/F Housing Refunding RB (City Heights Apts) Series 1997A 1.09%, 07/07/04	16,800	16,800
✦■ M/F Housing Refunding RB (Post St Towers) Series 2000A 1.04%, 07/07/04	17,000	17,000
San Francisco City & Cnty Redevelopment Agency		
✦■ Community Facilities District #4 RB (Mission Bay North) Series 2002-North 1.07%, 07/07/04	16,440	16,440
✦■ M/F Housing RB (3rd & Mission) Series 1999C 1.13%, 07/07/04	21,500	21,500
✦■ M/F Housing RB (Ocean Beach Apts) Series 2001B 1.12%, 07/07/04	7,235	7,235
✦■ M/F Housing Refunding RB (Fillmore Center) Series 1992A2 1.07%, 07/07/04	3,750	3,750
San Gabriel Valley Council of Governments		
✦ Grant Anticipation Notes (Alameda Corridor Transportation) 1.07%, 07/14/04	30,300	30,300
San Joaquin Cnty Transp Auth Sales Tax Revenue TECP		
✦ 0.94%, 09/08/04	23,000	23,000
✦ 0.94%, 09/09/04	29,700	29,700
San Jose		
✦▶■• GO Bonds Series 2002 (Libraries, Parks & Public Safety) 1.08%, 07/07/04	11,223	11,223
✦■ M/F Housing RB (Almaden Family Apts) Series 2003D 1.11%, 07/07/04	5,000	5,000
✦■ M/F Housing RB (Almaden Lake Village Apts) Series 1997A 1.09%, 07/07/04	15,900	15,900

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Betty Anne Gardens Apts), Series 2002A		
1.09%, 07/07/04	7,610	7,610
+■ M/F Housing RB (El Paseo Apts) Series 2002B		
1.09%, 07/07/04	5,000	5,000
+■ M/F Housing RB (Siena at Renaissance Square Apts) Series 1996A		
1.11%, 07/07/04	21,500	21,500
San Jose Financing Auth		
+◗■ Lease RB (Hayes Mansion Phase III) Series 2001D		
1.00%, 07/07/04	10,800	10,800
San Jose Redevelopment Agency		
+■ M/F Housing RB (101 San Fernando Apts) Series 1998A		
1.08%, 07/07/04	38,000	38,000
+■ RB (Merged Area Redevelopment) Series 1996B		
1.03%, 07/07/04	6,000	6,000
+◗■• Tax Allocation Bonds (Merged Area Redevelopment) Series 1993		
1.11%, 07/07/04	15,095	15,095
San Marcos Redevelopment Agency		
+■ M/F Housing RB (Grandon Village) Series 2002A		
1.06%, 07/07/04	13,500	13,500
Sanger Public Finance Auth		
+■ Refunding RB (Utility System) Series 2002A		
1.04%, 07/07/04	10,000	10,000
Santa Barbara Cnty		
TRANS Series 2004A		
1.56%, 07/26/05	17,375	17,638
Santa Clara		
+◗■ Electric RB Series 1985C		
1.06%, 07/07/04	15,000	15,000
Santa Clara Cnty		
+■ M/F Housing Refunding RB (Briarwood Apts) Series 1996B		
1.07%, 07/07/04	12,400	12,400
+■ M/F Housing Refunding RB (Grove Garden Apts) Series 1997A		
1.07%, 07/07/04	14,000	14,000
Santa Cruz Cnty		
2003-2004 TRAN		
1.11%, 07/01/04	15,400	15,400
▲ TRANS Series 2004A		
1.62%, 07/06/05	10,000	10,135
Santa Fe Springs IDA		
+■ IDRB (Tri-West) Series 1983		
1.25%, 07/30/04	4,000	4,000
Santa Rosa Housing Auth		
+■ M/F Housing RB (Apple Creek Apts) Series 1985E		
1.04%, 07/07/04	17,140	17,140
+■ M/F Housing RB (Quail Run Apts) Series 1997A		
1.15%, 07/07/04	8,555	8,555
South Placer Wastewater Auth		
+◗■ Wastewater RB Series B		
1.05%, 07/07/04	5,200	5,200
South San Francisco		
+■ M/F Housing RB Series 1987A (Magnolia Plaza Apts)		
1.14%, 07/07/04	5,500	5,500
Southern California Home Financing Auth		
◗■• S/F Mortgage RB Draw Down Series 2002		
1.17%, 07/07/04	14,680	14,680
◗■ S/F Mortgage RB Series 2004A		
1.00%, 07/07/04	25,000	25,000
S/F Mortgage RB Series 2004B		
◗■ 1.15%, 07/07/04	15,980	15,980
◗■ 1.45%, 07/07/04	29,020	29,020
Southern California Metropolitan Water District		
◗■ Water RB Series 1997B		
1.05%, 07/07/04	18,900	18,900

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■• Water RB Series 1999A 1.09%, 07/07/04	18,500	18,500
◗■ Water RB Series 2000 B-1 1.03%, 07/01/04	12,700	12,700
◗■ Water RB Series 2000 B-2 1.00%, 07/07/04	27,300	27,300
◗■ Water RB Series 2001 C-2 1.00%, 07/01/04	6,000	6,000
✚◗■ Water Refunding RB Series 1996A 1.06%, 07/07/04	20,650	20,650
◗■ Water Refunding RB Series 2001 B-1 1.07%, 07/07/04	14,000	14,000
◗■ Water Refunding RB Series 2002A 1.05%, 07/07/04	52,925	52,925
◗■ Water Refunding RB Series 2003 C-2 1.07%, 07/07/04	10,000	10,000
◗■ Water Refunding RB Series 2004 A-1 1.07%, 07/07/04	11,300	11,300
Southern California Public Power Auth		
✚◗■ Power Project Subordinate Refunding RB (Palo Verde) Series 1996B 1.04%, 07/07/04	10,835	10,835
✚◗■ Power Project Subordinate Refunding RB (Palo Verde) Series 1996C 1.04%, 07/07/04	16,600	16,600
✚◗■ Transmission Project Subordinate Refunding RB Series 1991 1.04%, 07/07/04	2,300	2,300
Stockton		
✚■ Arch Road East Community Facilities District No. 99-02 Special Tax Bonds Series 1999 1.08%, 07/07/04	1,255	1,255
Sunnyvale		
✚◗■ COP (Government Center Site Acquisition) Series 2001A 1.06%, 07/07/04	13,000	13,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Temecula Valley USD		
✚ 2004 GO Refunding Bonds 0.95%, 08/01/04	2,755	2,768
Union City		
✚■ M/F Housing Refunding RB (Greenhaven Apts) Series 1997A 1.07%, 07/07/04	10,975	10,975
University of California		
✚◗■• General RB Series 2003A 1.11%, 07/07/04	8,265	8,265
General Revenue Bonds 2003 Series A		
✚◗■• 1.11%, 07/07/04	9,005	9,005
✚◗■• 1.25%, 07/07/04	12,945	12,945
◗■• RB (Multiple Purpose) Series K 1.10%, 07/07/04	19,430	19,430
✚◗■• RB (Multiple Purpose) Series O 1.08%, 07/07/04	7,495	7,495
TECP Series A 0.97%, 07/14/04	10,100	10,100
0.95%, 08/11/04	25,200	25,200
Vallecitos Water District		
✚■ Water Revenue COP (Twin Oaks Reservoir) Series 1998 1.00%, 07/07/04	18,700	18,700
Ventura Cnty Trans		
▲ TRANS 1.60%, 07/01/05	60,000	60,826
Vernon Electric System		
✚■ Electric System RB (Malburg Generating Station) Series 2003A 1.06%, 07/07/04	11,000	11,000
Victor Valley Community College District		
✚■ COP Series 1997 1.05%, 07/07/04	53,450	53,450
Vista IDA		
✚■ RB (Desalination System,Inc. Project) Series 1995 1.07%, 07/07/04	4,240	4,240
West Sacramento Community Facilities District #6		
✚■ Special Tax Bonds Series 1997A 1.43%, 07/07/04	3,635	3,635

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Western Placer Unified SD		
✛■ COP (School Facilities) Series 2003		
1.11%, 07/07/04	9,000	9,000
Westminister Redevelopment Agency		
✛▶■ Commercial Redevelopment Project No. 1 Tax Allocation Refunding RB Series 1997		
1.10%, 07/07/04	22,005	22,005
✛■ M/F Housing RB (Brookhurst Royale Senior Assisted Living) Series 2000A		
1.50%, 07/07/04	7,700	7,700
Westminster		
✛▶■ COP (Civic Center Refunding) Series 1998A		
1.10%, 07/07/04	3,410	3,410
		7,995,298
Puerto Rico 2.2%		
Government Development Bank of Puerto Rico		
TECP Series 1997		
1.10%, 08/02/04	13,000	13,000
1.10%, 08/09/04	8,760	8,760
Puerto Rico		
✛▶■• Public Improvement & Refunding Bonds Series 2001A		
1.13%, 07/07/04	835	835
✛▶■• Public Improvement & Refunding Bonds Series 2002A		
1.20%, 07/07/04	1,995	1,995
✛▶■• Public Improvement Bonds 2000		
1.07%, 07/07/04	5,630	5,630
✛▶■• Public Improvement Bonds Series 2001B		
1.09%, 07/07/04	7,295	7,295
✛▶■• Public Improvement Refunding Bonds Series 2001A		
1.09%, 07/07/04	14,995	14,995
Puerto Rico Electric Power Auth		
✛▶■• Power RB Series HH		
1.09%, 07/07/04	20,765	20,765
✛▶■• Power RB Series II		
1.13%, 07/07/04	7,405	7,405

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico HFC		
✛▶■• M/F Mortgage RB Portfolio A Series I		
1.10%, 07/07/04	10,165	10,165
Puerto Rico Hwy & Transp Auth		
✛▶■• Grant Anticipation RB		
1.10%, 07/07/04	4,250	4,250
✛▶■• Highway RB Series Y		
1.10%, 07/07/04	8,600	8,600
✛▶■• Highway Refunding RB Series AA		
1.10%, 07/07/04	3,995	3,995
✛▶■• Transportation RB Series Y		
1.07%, 07/07/04	5,600	5,600
✛▶■• Transportation RB Series 2000B		
1.08%, 07/07/04	4,960	4,960
✛▶■• Transportation RB Series 2003		
1.10%, 07/07/04	4,380	4,380
Puerto Rico Infrastructure Financing Auth		
▶■• Special Obligation Bonds Series 2000A		
1.10%, 07/07/04	20,000	20,000
✛▶■• Special Tax RB Series 1997A		
1.07%, 07/07/04	3,290	3,290
Puerto Rico Public Buildings Auth		
✛▶■• Government Facilities RB Series B		
1.09%, 07/07/04	9,995	9,995
✛▶■• Refunding RB Series L		
1.10%, 07/07/04	5,545	5,545
		161,460

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$8,156,758
Cash	997
Receivables:	
Fund shares sold	10,490
Investments sold	45,370
Interest	14,176
Prepaid expenses	+ 33
Total assets	**8,227,824**

Liabilities

Payables:	
Fund shares redeemed	11,985
Investments bought	974,538
Dividends to shareholders	1,438
Investment adviser and administrator fees	43
Transfer agent and shareholder service fees	67
Accrued expenses	+ 275
Total liabilities	**988,346**

Net Assets

Total assets	8,227,824
Total liabilities	− 988,346
Net assets	**$7,239,478**

Net Assets by Source

Capital received from investors	7,241,142
Net investment income not yet distributed	12
Net realized capital losses	(1,676)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$4,254,919		4,256,370		$1.00
Value Advantage Shares	$2,984,559		2,984,887		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $8,156,758. During the reporting period, the fund had $706,488 in transactions with other SchwabFunds.

Federal Tax Data

Cost basis of portfolio	$8,156,758

As of December 31, 2003:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2008	$955
2011	+ 508
	$1,463

See financial notes. 25

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Interest		**$37,576**

Net Realized Gains and Losses

Net realized losses on investments sold		**(213)**

Expenses

Investment adviser and administrator fees		12,628
Transfer agent and shareholder service fees:		
Sweep Shares		9,418
Value Advantage Shares		3,239
Trustees' fees		23
Custodian and portfolio accounting fees		285
Professional fees		22
Registration fees		41
Shareholder reports		84
Other expenses	+	35
Total expenses		25,775
Expense reduction	–	5,546
Net expenses		**20,229**

Increase in Net Assets from Operations

Total investment income		37,576
Net expenses	–	20,229
Net investment income		**17,347**
Net realized losses	+	(213)
Increase in net assets from operations		**$17,134**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.20
Value Advantage Shares	0.17

These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $4,918 from the investment adviser (CSIM) and $628 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.65
Value Advantage Shares	0.45

This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$17,347	$39,181
Net realized losses +	(213)	(322)
Increase in net assets from operations	**17,134**	**38,859**

Distributions Paid

Dividends from Net Investment Income

Sweep Shares	8,450	18,595
Value Advantage Shares +	8,885	20,586
Total dividends from net investment income	**17,335**	**39,181**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

Sweep Shares	8,261,908	13,539,485
Value Advantage Shares +	1,738,392	3,354,779
Total shares sold	**10,000,300**	**16,894,264**

Shares Reinvested

Sweep Shares	7,622	18,322
Value Advantage Shares +	7,310	19,098
Total shares reinvested	**14,932**	**37,420**

Shares Redeemed

Sweep Shares	(8,183,937)	(13,443,811)
Value Advantage Shares +	(1,821,808)	(3,394,287)
Total shares redeemed	**(10,005,745)**	**(16,838,098)**
Net transactions in fund shares	**9,487**	**93,586**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	7,230,192	7,136,928
Total increase +	9,286	93,264
End of period	**$7,239,478**	**$7,230,192**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves

seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Schwab California Municipal Money Fund

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds®
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Retirement Advantage Money Fund™

(formerly Schwab Institutional Advantage Money Fund®)

Schwab Retirement Money Fund®

Semiannual Report

June 30, 2004

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I founded Schwab 30 years ago, our goal was to offer investors the highest quality brokerage services at the lowest possible price.

As the company evolved and our client base grew, we continued to offer products and services that were aligned with this vision. Whether it was on-line trading, a mutual fund supermarket, or specific funds that take advantage of new tax laws, we have a history of offering innovative products and services that are based on your investment needs.

Today, we continue to build on this heritage. More specifically, as we conceptualize, develop and analyze new products, we consistently question how our shareholders will benefit. We also research the ways in which the products are delivered, so we can continue to provide the products and services that will help you meet your financial goals. On the next page, Randy Merk, president of SchwabFunds®, elaborates on how some products may help to reduce your fund expenses.

On behalf of SchwabFunds®, I thank you for investing with us, and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab

Management's Discussion for the six months ended June 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

To elaborate on Chuck Schwab's letter on the previous page, we not only listen to our shareholders' requests, we also try to anticipate your investing needs. Because we know that fees and expenses can reduce your mutual fund returns, we consistently look for ways that we can offer you a better value.

One way we can help you is by offering lower-priced share classes for some of the more popular SchwabFunds. Select Shares® and Value Advantage Shares™ are share classes that offer lower expense levels in exchange for higher investment minimums. I like to compare it to buying name-brand products in bulk from a warehouse-type store, rather than purchasing smaller quantities from the corner market. It's the same product but is less expensive when you can buy in bulk.

Our Value Advantage Shares, for example, are available for many of our money funds if you initially invest $25,000 or more. The expense levels on these types of shares can be lower than what the Sweep Shares for the same fund carry.

This is why I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, as well as which of our stock and bond funds offer Select Shares, our investment consultants are available to assist you.

Thank you for investing with us.

Sincerely,

Randall W. Merk

2   Schwab Retirement Advantage Money Fund and Schwab Retirement Money Fund



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the funds. She joined the firm in 1990 and has managed money market funds since 1988.

Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.

The Investment Environment and the Funds

The encouraging economic climate that was reported in late 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a pause in the upward trend in consumer confidence. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. The only big piece missing was job growth, which remained sluggish through the beginning of first quarter.

Amid this benign inflationary environment, the Federal Reserve (the Fed) elected to hold the Fed funds rate at a 45-year low in March to provide liquidity necessary to maintain economic growth. Job growth picked up strongly in March and continued into the second quarter. With the economic recovery now broad-based, investors, who only a year ago feared deflation, now started to worry about inflation.

Inflationary concerns were based on surging oil prices, which hit a 13-year high amid tight supplies. And while commodity prices moderated somewhat during the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise.

Most market watchers expected the Fed to raise interest rates, and it did at the end of June. At that time the Federal Open Market Committee increased the Fed funds target 0.25% to 1.25%, the first rate hike since May 2000, when the Fed funds target was raised to 6.50%. In anticipation of higher rates, the money market yield curve in the second quarter was the steepest that it's been in 10 years.

In this rate environment, we increased the funds' holdings of variable-rate securities. The interest rates on these types of securities reset frequently, providing us the opportunity to capture a rise in market rates. We also shortened the weighted average maturity to position the funds for higher interest rates, a strategy that was fairly common among our peers.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 6/30/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Retirement Advantage Money Fund	Retirement Money Fund
Seven-Day Yield	0.74%[1]	0.56%
Seven-Day Yield–No Waiver	0.60%[2]	n/a
Seven-Day Effective Yield	0.74%[1]	0.56%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Retirement Advantage Money Fund	Retirement Money Fund
Weighted Average Maturity	49 days	49 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Schwab Retirement Advantage Money Fund™

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.01	0.04	0.06	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.01)	(0.04)	(0.06)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.32[2]	0.74	1.48	3.96	6.12	4.90
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[3]	0.50	0.50	0.50	0.51[4]	0.50
Gross operating expenses	0.63[3]	0.63	0.63	0.66	0.69	0.71
Net investment income	0.64[3]	0.75	1.46	3.83	5.96	4.84
Net assets, end of period ($ x 1,000,000)	725	766	907	797	647	604

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
75.6%	Fixed-Rate Obligations	548,044	548,044
1.7%	U.S. Government Securities	12,000	12,000
13.7%	Variable-Rate Obligations	99,455	99,455
9.4%	Other Investments	68,348	68,348
100.4%	**Total Investments**	**727,847**	**727,847**
(0.4)%	Other Assets and Liabilities		(3,045)
100.0%	**Total Net Assets**		**724,802**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 75.6% of net assets		
Commercial Paper & Other Corporate Obligations 42.2%		
AB Spintab		
1.06%, 07/02/04	2,000	2,000
1.11%, 07/20/04	3,000	2,998
Alliance & Leicester, PLC, Section 4(2) / 144A		
1.09%, 07/22/04	2,000	1,999
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
1.08%, 07/15/04	1,000	1,000
1.10%, 07/15/04	1,000	1,000
◆✚ **ASAP Funding, Ltd., Section 4(2) / 144A**		
1.38%, 08/24/04	1,000	998
1.54%, 09/21/04	3,000	2,990
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
1.50%, 09/20/04	3,000	2,990
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
1.14%, 08/11/04	5,000	4,994
1.08%, 09/20/04	1,791	1,787
Bank of America Corp.		
1.06%, 07/07/04	10,000	9,998
Bank of Ireland, Section 4(2) / 144A		
1.36%, 09/08/04	1,800	1,795
Bear Stearns Companies, Inc.		
1.04%, 07/09/04	7,000	6,998
◆✚ **Beta Finance, Inc., Section 3c7 / 144A**		
1.10%, 07/20/04	1,000	999
1.15%, 07/28/04	1,560	1,559
1.50%, 09/20/04	1,000	997
✚ **CBA (Delaware) Finance, Inc.**		
1.06%, 07/02/04	2,600	2,600
◆ **CC (USA), Inc., Section 3c7 / 144A**		
1.24%, 08/09/04	1,000	1,000
1.27%, 09/01/04	3,000	2,993
1.54%, 09/27/04	1,000	996
✚ **CDC Commercial Paper Corp., Section 4(2) / 144A**		
1.52%, 09/22/04	1,900	1,893
Citicorp		
1.15%, 07/14/04	5,000	4,998
1.34%, 08/03/04	3,000	2,996

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Citigroup Global Markets Holdings, Inc.		
1.04%, 07/09/04	5,000	4,999
1.09%, 07/16/04	2,000	1,999
◆+ **Concord Minutemen Capital Co., Section 3c7 / 144A**		
Series A		
1.08%, 07/07/04	1,000	1,000
1.11%, 08/10/04	2,000	1,998
1.22%, 08/16/04	1,000	998
1.20%, 08/17/04	3,236	3,231
Class C Note		
1.28%, 07/16/04	4,000	3,998
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
1.07%, 07/16/04	1,000	1,000
1.28%, 08/17/04	5,000	4,992
1.36%, 09/02/04	3,000	2,993
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
1.09%, 07/09/04	2,000	2,000
1.10%, 07/13/04	3,000	2,999
1.11%, 07/15/04	1,000	1,000
1.24%, 08/09/04	5,000	4,993
DnB NOR Bank ASA		
1.04%, 07/08/04	5,000	4,999
◆+ **Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A**		
1.05%, 07/06/04	3,000	3,000
1.04%, 07/08/04	5,000	4,999
1.13%, 07/22/04	7,000	6,995
◆+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
1.07%, 07/14/04	4,000	3,998
◆+ **Fairway Finance Co., L.L.C., Section 4(2) / 144A**		
1.13%, 07/21/04	1,000	999
1.09%, 09/22/04	1,000	998
1.54%, 09/23/04	3,000	2,989
1.90%, 12/30/04	2,100	2,080
◆+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
1.32%, 07/30/04	4,000	3,996
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
1.25%, 07/27/04	8,000	7,993
General Electric Capital Corp.		
1.05%, 07/21/04	8,000	7,995
1.04%, 07/22/04	1,000	999
1.33%, 09/09/04	3,000	2,992
1.56%, 10/01/04	8,000	7,968

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
General Electric Capital Services		
1.13%, 07/15/04	4,000	3,998
1.22%, 08/06/04	2,000	1,998
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
1.07%, 07/08/04	3,000	2,999
1.25%, 08/06/04	4,000	3,995
◆+ **Greyhawk Funding, L.L.C., Section 4(2) / 144A**		
1.10%, 07/16/04	5,000	4,998
1.51%, 09/21/04	1,000	997
+ **HBOS Treasury Services, PLC**		
1.11%, 07/23/04	1,450	1,449
1.14%, 07/26/04	1,200	1,199
HSH Nordbank, AG Section 4(2) / 144A		
1.10%, 07/19/04	1,000	999
+ **ING (U.S.) Funding, L.L.C.**		
1.11%, 09/01/04	6,000	5,989
Irish Life & Permanent, PLC, Section 4(2) / 144A		
1.05%, 07/07/04	1,000	1,000
1.14%, 07/15/04	1,000	1,000
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
1.06%, 07/01/04	1,000	1,000
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
1.11%, 07/07/04	2,000	2,000
1.13%, 07/26/04	1,000	999
1.30%, 08/16/04	1,500	1,497
1.50%, 11/09/04	3,000	2,984
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
1.20%, 07/27/04	1,000	999
◆ **Mane Funding Corp., Section 4(2) / 144A**		
1.09%, 07/12/04	4,000	3,999
◆+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
1.10%, 07/14/04	3,000	2,999
1.22%, 08/19/04	1,000	998
Morgan Stanley		
1.14%, 07/06/04	5,000	4,999
Nationwide Building Society		
1.09%, 07/15/04	3,000	2,999
+ **NBNZ International Ltd.**		
1.11%, 07/23/04	4,773	4,770
◆ **Newcastle Certificates Program, Section 4(2) / 144A**		
Series 2000A		
1.10%, 07/13/04	1,000	1,000
1.10%, 07/16/04	1,000	1,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.34%, 08/16/04	1,000	998
1.53%, 09/24/04	2,000	1,993
◆ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
1.07%, 07/02/04	2,000	2,000
1.23%, 08/24/04	1,000	998
+ Nordea North America, Inc.		
1.38%, 08/27/04	5,000	4,989
◆+ Old Line Funding, L.L.C., Section 4(2) / 144A		
1.14%, 07/12/04	5,000	4,998
1.14%, 07/16/04	3,793	3,791
◆ Park Granada, L.L.C., Section 4(2) / 144A		
1.07%, 08/12/04	7,000	6,991
◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A		
1.28%, 08/11/04	6,000	5,991
Royal Bank of Scotland, PLC		
1.07%, 07/06/04	1,000	1,000
+ Santander Central Hispano Finance (Delaware), Inc.		
1.11%, 07/23/04	4,000	3,997
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
1.20%, 08/16/04	3,000	2,995
1.22%, 08/20/04	2,112	2,108
1.40%, 08/24/04	1,218	1,215
1.34%, 09/03/04	1,687	1,683
1.51%, 09/13/04	5,096	5,080
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
1.05%, 07/26/04	5,000	4,996
1.54%, 09/27/04	1,000	996
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
1.50%, 09/20/04	4,000	3,987
Toronto Dominion Holdings		
1.28%, 08/16/04	2,000	1,997
+ UBS, Finance (Delaware), Inc.		
1.10%, 07/21/04	1,000	999
+ Westpac Capital Corp.		
1.04%, 07/12/04	1,000	1,000
1.10%, 07/12/04	3,300	3,299
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
1.23%, 08/23/04	1,314	1,312
1.27%, 09/01/04	3,000	2,993
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
1.07%, 07/01/04	7,000	7,000
		306,048

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Certificates of Deposit 30.9%		
+ Abbey National Treasury Services, PLC		
1.33%, 09/10/04	4,000	4,000
Alliance & Leicester, PLC		
1.09%, 08/24/04	3,000	3,000
Banco Bilbao Vizcaya Argentaria S.A.		
1.10%, 07/20/04	5,000	5,000
Banco Santander Central Hispano S.A.		
1.53%, 09/28/04	3,000	3,000
Barclays Bank, PLC		
1.18%, 08/13/04	5,000	5,000
1.25%, 08/13/04	5,000	4,999
Bayerische Landesbank Girozentrale		
1.71%, 05/23/05	1,000	1,000
BNP Paribas		
1.10%, 07/23/04	6,000	6,000
1.05%, 08/03/04	5,000	5,000
1.50%, 11/19/04	5,000	5,000
1.50%, 05/06/05	1,000	1,000
Calyon		
1.14%, 09/13/04	1,000	1,000
Canadian Imperial Bank of Commerce		
1.22%, 08/06/04	5,000	5,000
Citibank, N.A.		
1.22%, 08/23/04	5,000	5,000
1.23%, 08/25/04	14,000	14,000
1.29%, 09/07/04	6,000	6,000
Credit Suisse First Boston		
1.04%, 07/02/04	6,000	6,000
1.06%, 08/04/04	2,000	2,000
DePfa Bank, PLC		
1.13%, 09/07/04	3,000	3,000
Deutsche Bank, AG		
1.40%, 09/03/04	7,000	7,000
1.41%, 10/15/04	5,000	5,000
1.42%, 10/27/04	5,000	5,000
1.60%, 05/20/05	3,000	3,000
Dexia Bank Belgium		
1.50%, 05/04/05	3,000	3,000
DnB NOR Bank ASA		
1.10%, 08/17/04	2,000	2,000
First Tennessee Bank, N.A.		
1.34%, 08/20/04	3,000	3,000

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
ForeningsSparbanken AB (Swedbank)		
1.22%, 08/04/04	2,000	2,000
+ **HBOS Treasury Services, PLC**		
1.10%, 07/23/04	2,000	2,000
1.42%, 08/31/04	3,000	2,999
1.50%, 09/24/04	3,000	3,000
HSH Nordbank, AG		
2.12%, 06/15/05	3,000	2,999
ING Bank, NV		
1.07%, 07/01/04	1,000	1,000
KBC Bank, NV		
1.33%, 09/15/04	4,000	4,000
Landesbank Baden-Wurttemberg		
1.04%, 07/19/04	2,000	2,000
Landesbank Hessen-Thuringen Girozentrale		
1.41%, 09/07/04	5,000	5,000
Lloyds TSB Bank, PLC		
1.50%, 09/27/04	5,000	5,000
Nationwide Building Society		
1.50%, 09/24/04	1,000	1,000
Norddeutsche Landesbank Girozentrale		
1.38%, 09/03/04	2,000	2,000
1.50%, 05/06/05	1,000	1,000
1.51%, 05/13/05	1,000	1,000
1.60%, 05/20/05	2,000	2,000
Nordea Bank Finland, PLC		
1.04%, 07/26/04	5,000	5,000
Rabobank Nederland		
1.37%, 08/26/04	2,000	2,000
Royal Bank of Scotland, PLC		
1.75%, 05/27/05	3,000	3,000
2.17%, 07/01/05	3,000	2,999
San Paolo IMI SpA		
1.11%, 09/08/04	5,000	5,000
Societe Generale		
1.38%, 09/14/04	7,000	7,000
1.09%, 10/05/04	5,000	5,000
Svenska Handelsbanken AB		
1.10%, 07/20/04	2,000	2,000
UBS, AG		
1.32%, 08/04/04	2,000	2,000
1.38%, 08/26/04	10,000	10,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Unicredito Italiano SpA		
1.10%, 07/23/04	1,000	1,000
1.10%, 07/29/04	6,000	6,000
1.28%, 09/03/04	4,000	4,000
1.54%, 09/28/04	1,000	1,000
1.55%, 09/30/04	1,000	1,000
Washington Mutual Bank, FA		
1.10%, 07/14/04	1,000	1,000
Wells Fargo Bank, N.A.		
1.10%, 07/08/04	4,000	4,000
1.10%, 07/09/04	3,000	3,000
1.18%, 07/28/04	4,000	4,000
Wilmington Trust Co.		
1.13%, 07/07/04	5,000	5,000
		223,996

Promissory Notes 1.7%

• **The Goldman Sachs Group, Inc.**		
1.25%, 07/06/04	8,000	8,000
1.45%, 08/27/04	3,000	3,000
1.24%, 12/17/04	1,000	1,000
		12,000

Bank Notes 0.8%

Bank of America, N.A.		
1.04%, 07/20/04	2,000	2,000
Standard Federal Bank, N.A.		
1.09%, 08/19/04	4,000	4,000
		6,000

U.S. Government Securities 1.7% of net assets

Coupon Notes 1.7%

Fannie Mae		
1.43%, 02/09/05	3,000	3,000
1.35%, 04/28/05	3,000	3,000
1.50%, 05/09/05	3,000	3,000
1.61%, 05/13/05	3,000	3,000
		12,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 13.7% of net assets		
Barclays Bank, PLC		
1.16%, 07/15/04	5,000	4,998
Bayerische Landesbank Girozentrale		
1.16%, 07/13/04	3,000	3,000
1.28%, 07/29/04	4,000	4,000
+ BMC Special Care Facilities Financing Authority of the City of Montgomery, Alabama		
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997A		
1.35%, 07/07/04	8,200	8,200
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997B		
1.35%, 07/07/04	2,105	2,105
BNP Paribas		
1.20%, 07/22/04	7,000	6,997
+ City of New Britain, Connecticut		
GO Series 2000C		
1.40%, 07/07/04	4,200	4,200
Fannie Mae		
0.98%, 07/06/04	3,000	2,997
1.21%, 07/29/04	10,000	9,994
Federal Home Loan Bank		
1.05%, 07/06/04	2,000	1,999
Landesbank Baden-Wurttemberg		
1.05%, 09/07/04	3,000	3,000
+ Loanstar Assets Partners II, L.P.		
1.16%, 07/07/04	5,000	5,000
+ Martinez, California		
M/F Housing Revenue Refunding Bond (Muirwood Garden Apartments) Series 2003A-T		
1.34%, 07/07/04	2,800	2,800
Merrill Lynch & Co, Inc.		
1.05%, 07/01/04	5,000	5,000
+ New York City IDA		
Taxable Industrial Revenue Refunding Bond (Allway Tools, Inc. Project) Series 1997		
1.45%, 07/07/04	170	170
+ Palm Springs, California		
COP (Downtown Parking Project) Series 2002A		
1.22%, 07/07/04	8,000	8,000
Royal Bank of Canada		
1.02%, 07/06/04	5,000	4,999
Royal Bank of Scotland, PLC		
1.14%, 07/14/04	5,000	5,000
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
1.05%, 07/15/04	1,000	1,000
1.23%, 07/15/04	3,000	2,999
1.23%, 07/20/04	5,000	4,999
1.05%, 07/26/04	3,000	3,000
UBS, AG		
1.18%, 07/19/04	5,000	4,998
		99,455

Security	Maturity Amount ($ x 1,000)	
Other Investments 9.4% of net assets		
Repurchase Agreements 9.4%		
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $64,616		
1.50%, issued 06/30/04 due 07/01/04	63,351	63,348
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $5,105		
1.04%, issued 03/16/04 due 07/07/04	5,016	5,000
		68,348

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)

At June 30, 2004, portfolio holdings included illiquid restricted securities as follows:

The Goldman Sachs Group, Inc.

1.25%, 01/05/04, 07/06/04	8,000	8,000
1.45%, 12/02/03, 08/27/04	3,000	3,000
1.24%, 03/23/04, 12/17/04	1,000	1,000
		12,000

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$727,847
Receivables:		
Fund shares sold		2,726
Interest		1,153
Prepaid expenses	+	28
Total assets		**731,754**

Liabilities

Payables:		
Fund shares redeemed		6,681
Dividends to shareholders		213
Investment adviser and administrator fees		5
Transfer agent and shareholder service fees		4
Accrued expenses	+	49
Total liabilities		**6,952**

Net Assets

Total assets		731,754
Total liabilities	–	6,952
Net assets		**$724,802**

Net Assets by Source

Capital received from investors	724,803
Net realized capital losses	(1)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$724,802		724,860		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $727,847. Includes illiquid restricted securities worth $12,000, or 1.66% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $208,825 or 28.81% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$727,847

As of December 31, 2003:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2004	$1

 See financial notes.

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$4,066**

Expenses

Investment adviser and administrator fees		1,364
Transfer agent and shareholder service fees		790
Trustees' fees		14
Custodian and portfolio accounting fees		43
Professional fees		12
Registration fees		25
Shareholder reports		2
Other expenses	+	7
Total expenses		2,257
Expense reduction	−	475
Net expenses		**1,782**

Increase in Net Assets from Operations

Total investment income		4,066
Net expenses	−	1,782
Net investment income		2,284
Increase in net assets from operations		**$2,284**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.17% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.49% of average daily net assets. Prior to April 29, 2004, this limit was 0.50%. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$2,284	$6,574
Increase in net assets from operations	**2,284**	**6,574**

Distributions Paid

Dividends from net investment income	**2,284**	**6,574**

Transactions in Fund Shares

Shares sold	322,363	638,868
Shares reinvested	2,016	6,495
Shares redeemed +	(365,607)	(786,194)
Net transactions in fund shares	**(41,228)**	**(140,831)**

Net Assets

Beginning of period	766,030	906,861
Total decrease +	(41,228)	(140,831)
End of period	**$724,802**	**$766,030**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/03 are:

Ordinary income	$6,574
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Retirement Money Fund®

Financial Statements

Financial Highlights

	1/1/04–6/30/04*	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.01	0.04	0.06	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.01)	(0.04)	(0.06)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.23[2]	0.58	1.30	3.75	5.90	4.68
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.66[3]	0.66	0.68	0.70	0.72[4]	0.72
Gross operating expenses	0.66[3]	0.66	0.68	0.70	0.72	0.74
Net investment income	0.47[3]	0.58	1.28	3.61	5.77	4.62
Net assets, end of period ($ x 1,000,000)	567	578	566	515	399	322

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.71% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2004; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✛ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
78.4%	Fixed-Rate Obligations	444,254	444,254
1.4%	U.S. Government Securities	8,000	8,000
14.5%	Variable-Rate Obligations	82,297	82,297
7.2%	Other Investments	40,964	40,964
101.5%	Total Investments	575,515	575,515
(1.5)%	Other Assets and Liabilities		(8,702)
100.0%	Total Net Assets		566,813

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Fixed-Rate Obligations 78.4% of net assets

Commercial Paper & Other Corporate Obligations 44.0%

AB Spintab		
1.06%, 07/02/04	2,000	2,000
1.04%, 07/07/04	1,000	1,000
1.11%, 07/20/04	1,000	999
Alliance & Leicester, PLC, Section 4(2) / 144A		
1.09%, 07/22/04	2,000	1,999
◆✛ **Alpine Securitization Corp., Section 4(2) / 144A**		
1.20%, 08/02/04	3,000	2,997
◆✛ **ASAP Funding, Ltd., Section 4(2) / 144A**		
1.11%, 07/01/04	1,000	1,000
1.15%, 07/21/04	2,015	2,014
1.54%, 09/21/04	1,000	996
◆✛ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
1.50%, 09/20/04	2,000	1,993
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
1.05%, 07/07/04	4,500	4,499
1.14%, 08/11/04	3,940	3,935
1.22%, 08/17/04	2,000	1,997
1.08%, 09/22/04	3,712	3,703
Bank of America Corp.		
1.06%, 07/08/04	9,000	8,998
Bank of Ireland, Section 4(2) / 144A		
1.26%, 08/10/04	3,000	2,996
✛ **Barclays U.S. Funding Corp.**		
1.54%, 09/27/04	1,900	1,893
◆✛ **Barton Capital Corp., Section 4(2) / 144A**		
1.11%, 07/20/04	1,714	1,713
Bear Stearns Companies, Inc.		
1.04%, 07/09/04	6,000	5,999
◆✛ **Beta Finance, Inc., Section 3c7 / 144A**		
1.05%, 07/01/04	1,000	1,000
1.10%, 07/20/04	1,000	999
1.50%, 09/20/04	1,000	997
◆ **CC (USA), Inc., Section 3c7 / 144A**		
1.05%, 07/02/04	2,000	2,000
1.52%, 09/27/04	1,000	996
✛ **CDC Commercial Paper Corp., Section 4(2) / 144A**		
1.52%, 09/22/04	2,000	1,993

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Citicorp		
1.15%, 07/14/04	5,000	4,998
1.34%, 08/03/04	2,000	1,998
Citigroup Global Markets Holdings, Inc.		
1.04%, 07/09/04	5,000	4,999
1.09%, 07/20/04	4,000	3,998
1.10%, 07/27/04	2,000	1,998
◆+ **Concord Minutemen Capital Co., Section 3c7 / 144A**		
Series A		
1.10%, 07/09/04	1,000	1,000
1.11%, 08/10/04	1,000	999
1.20%, 08/17/04	3,000	2,995
1.51%, 09/22/04	1,000	997
Class C Note		
1.27%, 07/19/04	2,168	2,167
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
1.11%, 07/06/04	1,000	1,000
1.07%, 07/16/04	7,000	6,997
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
1.11%, 07/15/04	1,000	1,000
1.16%, 07/15/04	2,000	1,999
DnB NOR Bank ASA		
1.04%, 07/08/04	4,000	3,999
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
1.05%, 07/15/04	1,000	1,000
◆+ **Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A**		
1.05%, 07/01/04	3,000	3,000
1.05%, 07/06/04	1,940	1,940
1.04%, 07/08/04	1,000	1,000
1.13%, 07/22/04	4,000	3,997
◆+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
1.18%, 08/02/04	1,000	999
1.30%, 08/02/04	1,000	999
◆+ **Fairway Finance Co., L.L.C., Section 4(2) / 144A**		
1.15%, 07/13/04	2,000	1,999
1.54%, 09/23/04	3,000	2,989
◆+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
1.13%, 07/14/04	4,000	3,998
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
1.25%, 07/27/04	2,000	1,998
1.22%, 08/17/04	2,000	1,997
1.25%, 08/18/04	2,000	1,997

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
General Electric Capital Corp.		
1.10%, 07/16/04	8,000	7,996
1.05%, 07/21/04	3,000	2,998
1.04%, 07/22/04	1,000	999
1.22%, 08/05/04	7,000	6,992
General Electric Capital Services		
1.13%, 07/15/04	1,000	1,000
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
1.09%, 07/08/04	6,000	5,999
◆+ **Greyhawk Funding, L.L.C., Section 4(2) / 144A**		
1.10%, 07/14/04	2,000	1,999
1.54%, 09/27/04	4,000	3,985
◆+ **Hatteras Funding Corp., Section 4(2) / 144A**		
1.14%, 07/23/04	1,169	1,168
+ **HBOS Treasury Services, PLC**		
1.04%, 07/08/04	1,000	1,000
1.10%, 08/31/04	1,000	998
HSH Nordbank, AG Section 4(2) / 144A		
1.10%, 07/19/04	2,000	1,999
+ **ING (U.S.) Funding, L.L.C.**		
1.11%, 09/01/04	2,000	1,996
Irish Life & Permanent, PLC, Section 4(2) / 144A		
1.14%, 07/15/04	1,000	1,000
1.20%, 08/11/04	1,200	1,198
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
1.06%, 07/01/04	5,000	5,000
+ **KBC Financial Products International, Ltd., Section 4(2) / 144A**		
1.31%, 09/07/04	1,500	1,496
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
1.11%, 07/22/04	1,500	1,499
1.11%, 09/01/04	4,000	3,992
1.50%, 11/09/04	3,000	2,984
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
1.10%, 08/19/04	1,000	998
◆ **Mane Funding Corp., Section 4(2) / 144A**		
1.09%, 07/12/04	1,000	1,000
1.22%, 08/19/04	3,000	2,995
◆+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
1.10%, 07/14/04	3,132	3,131
Morgan Stanley		
1.14%, 07/06/04	4,000	3,999

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nationwide Building Society		
1.09%, 07/15/04	2,000	1,999
+ NBNZ International Ltd.		
1.13%, 07/12/04	4,000	3,999
1.59%, 10/01/04	1,280	1,275
◆ Newcastle Certificates Program, Section 4(2) / 144A		
Series 2000A		
1.34%, 08/16/04	4,000	3,993
◆+ Nieuw Amsterdam Receivables Corp.		
Section 4(2) / 144A		
1.15%, 07/23/04	1,297	1,296
1.51%, 09/20/04	1,000	997
◆+ Old Line Funding, L.L.C., Section 4(2) / 144A		
1.14%, 07/12/04	4,000	3,999
1.50%, 09/20/04	1,000	997
◆+ Receivables Capital Corp., Section 4(2) / 144A		
1.13%, 07/13/04	2,010	2,009
+ Santander Central Hispano Finance (Delaware), Inc.		
1.11%, 07/23/04	4,000	3,997
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
1.20%, 08/16/04	3,000	2,995
1.22%, 08/20/04	4,000	3,993
1.51%, 09/13/04	1,000	997
1.10%, 09/27/04	3,000	2,992
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
1.05%, 07/26/04	1,000	999
1.52%, 09/27/04	2,000	1,993
1.54%, 09/27/04	1,000	996
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
1.10%, 07/06/04	1,102	1,102
1.50%, 09/20/04	2,000	1,993
◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A		
1.12%, 07/12/04	3,000	2,999
+ UBS Finance (Delaware), Inc.		
1.51%, 09/13/04	1,200	1,196
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
1.23%, 08/23/04	1,000	998
1.27%, 09/01/04	3,000	2,993
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
1.49%, 09/14/04	2,061	2,055
		249,056

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Certificates of Deposit 31.6%		
ABN-AMRO Bank, NV		
1.09%, 09/07/04	2,000	2,000
Alliance & Leicester, PLC		
1.09%, 08/24/04	3,000	3,000
Banco Bilbao Vizcaya Argentaria S.A.		
1.82%, 12/31/04	5,000	5,000
Banco Santander Central Hispano S.A.		
1.53%, 09/28/04	1,000	1,000
Barclays Bank, PLC		
1.18%, 08/13/04	4,000	4,000
Bayerische Landesbank Girozentrale		
1.71%, 05/23/05	1,000	1,000
BNP Paribas		
1.10%, 07/23/04	9,000	9,000
1.05%, 08/03/04	3,000	3,000
1.50%, 05/06/05	2,000	2,000
Citibank, N.A.		
1.22%, 08/23/04	5,000	5,000
1.23%, 08/25/04	14,000	14,000
1.49%, 09/24/04	5,000	5,000
Credit Suisse First Boston		
1.06%, 08/04/04	3,000	3,000
DePfa Bank, PLC		
1.13%, 09/07/04	2,000	2,000
Deutsche Bank, AG		
1.40%, 09/03/04	7,000	7,000
1.41%, 10/15/04	7,000	7,000
1.60%, 05/20/05	2,000	2,000
Dexia Bank Belgium		
1.50%, 05/04/05	1,000	1,000
DnB NOR Bank ASA		
1.10%, 08/17/04	2,000	2,000
1.10%, 09/08/04	3,000	3,000
ForeningsSparbanken AB (Swedbank)		
1.22%, 08/04/04	3,000	3,000
+ HBOS Treasury Services, PLC		
1.10%, 07/23/04	3,000	3,000
1.42%, 08/31/04	1,000	1,000
1.50%, 09/24/04	2,000	2,000
HSH Nordbank, AG		
1.42%, 09/07/04	1,000	1,000
2.12%, 06/15/05	2,000	1,999

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
ING Bank, NV 1.07%, 07/01/04	2,000	2,000
KBC Bank, NV 1.33%, 09/15/04	2,000	2,000
Landesbank Hessen-Thuringen Girozentrale 1.10%, 10/06/04 1.51%, 11/19/04	2,000 3,000	2,000 3,000
Lloyds TSB Bank, PLC 1.50%, 09/27/04	5,000	5,000
National Australia Bank, Ltd. 1.10%, 07/20/04	8,000	8,000
Nationwide Building Society 1.50%, 09/24/04	2,000	2,000
Norddeutsche Landesbank Girozentrale 1.51%, 05/13/05 1.60%, 05/20/05	1,000 2,000	1,000 2,000
Nordea Bank Finland, PLC 1.04%, 07/26/04 1.38%, 09/14/04	2,000 8,000	2,000 8,000
Royal Bank of Scotland, PLC 1.75%, 05/27/05 2.17%, 07/01/05	2,000 2,000	2,000 1,999
San Paolo IMI SpA 1.11%, 09/08/04	5,000	5,000
Societe Generale 1.38%, 09/14/04 1.09%, 10/05/04	5,000 5,000	5,000 5,000
Svenska Handelsbanken AB 1.10%, 07/20/04	1,200	1,200
UBS, AG 1.32%, 08/04/04 1.38%, 08/26/04	1,000 5,000	1,000 5,000
Unicredito Italiano SpA 1.10%, 07/23/04 1.10%, 07/29/04 1.28%, 09/03/04 1.54%, 09/28/04	3,000 4,000 2,000 2,000	3,000 4,000 2,000 2,000
Washington Mutual Bank, FA 1.10%, 07/13/04	1,000	1,000
Wells Fargo Bank, N.A. 1.10%, 07/09/04 1.18%, 07/28/04	4,000 1,000	4,000 1,000
WestLB AG 1.11%, 07/14/04	1,000	1,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wilmington Trust Co. 1.13%, 07/07/04	5,000	5,000
		179,198

Promissory Notes 1.6%

• **The Goldman Sachs Group, Inc.** 1.25%, 07/06/04 1.33%, 11/08/04 1.24%, 12/17/04	4,000 2,000 3,000	4,000 2,000 3,000
		9,000

Bank Notes 1.2%

Bank of America, N.A. 1.04%, 07/20/04	3,000	3,000
Standard Federal Bank, N.A. 1.09%, 07/09/04 1.09%, 08/19/04	1,000 3,000	1,000 3,000
		7,000

U.S. Government Securities 1.4% of net assets

Coupon Notes 1.4%

Fannie Mae 1.43%, 02/09/05 1.35%, 04/28/05 1.50%, 05/09/05 1.61%, 05/13/05	2,000 2,000 2,000 2,000	2,000 2,000 2,000 2,000
		8,000

Variable-Rate Obligations 14.5% of net assets

Barclays Bank, PLC 1.16%, 07/15/04	5,000	4,998
Bayerische Landesbank Girozentrale 1.28%, 07/29/04	6,000	6,000
BNP Paribas 1.20%, 07/22/04	5,000	4,998
✦ **California Pollution Control Financing Authority** Solid Waste Disposable RB (Burr Properties Project) Series 1998B 1.81%, 07/07/04	1,760	1,760

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Columbus, Georgia Development Authority		
Taxable RB (Jay Leasing, Inc. Project) Series 1997		
1.40%, 07/07/04	1,890	1,890
+ Eagle County, Colorado Taxable Housing Facilities		
RB (BC Housing, L.L.C. Project) Series 1997B		
1.30%, 07/07/04	1,500	1,500
Fannie Mae		
0.98%, 07/06/04	2,000	1,998
1.21%, 07/29/04	10,000	9,994
Federal Home Loan Bank		
1.05%, 07/06/04	3,000	2,998
Lloyds TSB Bank, PLC		
1.11%, 07/13/04	2,000	2,000
+ LP Pinewoods SPV		
1.30%, 07/07/04	15,000	15,000
Merrill Lynch & Co, Inc.		
1.06%, 07/01/04	5,000	5,000
Royal Bank of Canada		
1.05%, 07/06/04	2,000	2,000
Royal Bank of Scotland, PLC		
1.14%, 07/14/04	5,000	5,000
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
1.19%, 07/15/04	3,000	2,999
1.23%, 07/20/04	5,000	4,999
1.25%, 07/26/04	2,000	2,000
+ Trap Rock Industries, Inc.		
RB Series 1997		
1.39%, 07/07/04	1,240	1,240
UBS, AG		
1.18%, 07/19/04	5,000	4,998
+ Village of Sturtevant, Wisconsin		
IDRB (Andis Co. Project) Series 1996B		
1.45%, 07/07/04	925	925
		82,297

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 7.2% of net assets

Repurchase Agreements 7.2%

Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement		
Collateralized by U.S. Government		
Securities with a value of $41,784		
1.50%, issued 06/30/04,		
due 07/01/04	40,966	**40,964**

End of investments.

At June 30, 2004, portfolio holdings included illiquid restricted securities as follows:

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
The Goldman Sachs Group, Inc.		
1.25%, 01/05/04, 07/06/04	4,000	4,000
1.33%, 02/11/04, 11/08/04	2,000	2,000
1.24%, 03/23/04, 12/17/04	3,000	3,000
		9,000

Statement of
Assets and Liabilities

As of June 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$575,515
Receivables:	
Fund shares sold	574
Interest	801
Prepaid expenses	+ 32
Total assets	**576,922**

Liabilities

Payables:	
Fund shares redeemed	9,924
Dividends to shareholders	128
Investment adviser and administrator fees	6
Transfer agent and shareholder service fees	4
Accrued expenses	+ 47
Total liabilities	**10,109**

Net Assets

Total assets	576,922
Total liabilities	− 10,109
Net assets	**$566,813**

Net Assets by Source

Capital received from investors	566,814
Net realized capital losses	(1)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$566,813		566,871		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $575,515. Includes illiquid restricted securities worth $9,000, or 1.59% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $175,731 or 31.00% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$575,515

As of December 31, 2003:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2004	$1

See financial notes. 21

Statement of
Operations

For January 1, 2004 through June 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest		**$3,177**

Expenses

Investment adviser and administrator fees		1,071
Transfer agent and shareholder service fees		705
Trustees' fees		14
Custodian and portfolio accounting fees		36
Professional fees		9
Registration fees		14
Shareholder reports		9
Other expenses	+	6
Total expenses		**1,864**

Increase in Net Assets from Operations

Total investment income		3,177
Total expenses	–	1,864
Net investment income		1,313
Increase in net assets from operations		**$1,313**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/04–6/30/04	1/1/03–12/31/03
Net investment income	$1,313	$3,439
Increase in net assets from operations	**1,313**	**3,439**

Distributions Paid

Dividends from net investment income	**1,313**	**3,439**

Transactions in Fund Shares

Shares sold	213,628	449,661
Shares reinvested	1,171	3,396
Shares redeemed	+ (225,654)	(441,321)
Net transactions in fund shares	**(10,855)**	**11,736**

Net Assets

Beginning of period	577,668	565,932
Total increase or decrease	+ (10,855)	11,736
End of period	**$566,813**	**$577,668**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/03 are:

Ordinary income	$3,439
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. For these funds, shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees unaudited

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 6/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Mr. Schwab also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812